9/10


05008806

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME State Bank of India

*CURRENT ADDRESS


PROCESSED
JUN 10 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4524   FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 6/10/05



भारतीय स्टेट बैंक
State Bank of India










BANK
OF
BENGAL
1806 - 2006

वार्षिक रिपोर्ट 2004-05 | Annual Report 2004-05

किन तत्वों से बनी हैं नन्ही लड़कियाँ
मीठा, चटपटा और वह सब कुछ, जो है प्यारा।

परियों की कविताओं में खिल ये कलियाँ,
निखर-निखर लेती हैं रूप नारी का।

कहीं दीदी, दुहिता, दारा; कहीं सखी, सहेली, माता;
कभी मालिक, मुलाजिम, सहकर्मी;
कभी रहबर तो कभी प्रतिस्पर्धी।
नारी निभाए कितनी भूमिकाएँ।

पालना झुलाने वाले हाथ, प्लेन भी उड़ाएँ।

चोटी एवरेस्ट की, या दुनियां बिजनेस की
सागर की गहराई, या उड़ान अंतरिक्ष की
कल्पना विज्ञान की, या अर्थशास्त्र के हों जटिल प्रश्न
किसी में नहीं पीछे, सबमें आगे ही आगे।

भारतीय स्टेट बैंक 14 लाख से अधिक
महिलाओं को 7000 करोड़ रुपए से भी
अधिक की सहायता प्रदान कर अपने को
गौरवान्वित अनुभव कर रहा है

What are little girls made of?
Sugar and spice and all that's nice.

And when these minor subjects of the old nursery rhyme major as women, they only get better!

Sister, daughter, wife, mother; friend, pal, companion, guide; employee, employer, colleague, competitor; women play diverse roles.

The hand that rocks the cradle also flies a plane. Whether it is climbing up Mount Everest or the corporate ladder; whether it is deep sea diving or space travel; whether it is the abstracts of pure science or the economics of applied science; in every field, sphere and arena, women have proved that they are the fairer sex, but not the weaker sex.

State Bank of India takes pride in having assisted more than 14 lakh women beneficiaries for amounts aggregating over Rs. 7000 crores





भारतीय स्टेट बैंक

केंद्रीय कार्यालय, मुंबई - 400 021.

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 50वीं वार्षिक महासभा नेहरु सेंटर ऑडिटोरियम, डॉ. एनी बेसंट रोड, वरली, मुंबई-400 018 (महाराष्ट्र) में गुरुवार, 30 जून 2005 को अपराह्न 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

"31 मार्च 2005 तक की केंद्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ - हानि लेखा तथा तुलन-पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना".

मुंबई.
दिनांक: 19 अप्रैल 2005

(अरुण कुमार पुरवार)
अध्यक्ष



STATE BANK OF INDIA

Central Office, Mumbai-400 021.

Notice

The 50th Annual General Meeting of the Shareholders of the State Bank of India will be held at Nehru Centre Auditorium, Dr. Annie Besant Road, Worli, Mumbai - 400 018 (Maharashtra) on Thursday, the 30th June, 2005 at 3.30 P.M. *for transacting the following business:-*

"to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2005 and the Auditors' Report on the Balance Sheet and Accounts".

Mumbai.
Date: 19th April, 2005

(A.K. PURWAR)
CHAIRMAN

विषय-सूची

Contents



SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH. DC
SECTION

केंद्रीय निदेशक बोर्ड

Central Board of Directors

(20 मई 2005 को)	(As on the 20th May 2005)
अध्यक्ष	Chairman
श्री अरुण कुमार पुरवार	**Shri Arun Kumar Purwar**
प्रबंध निदेशक	Managing Directors
श्री के. अशोक किणी	**Shri K. Ashok Kini**
श्री टी.एस. भट्टाचार्य	**Shri T.S. Bhattacharya**
भारतीय स्टेट बैंक अधिनियम की धारा 19 (खख) के अंतर्गत निदेशक (पदेन)	Director (ex-officio) under Section 19(bb) of SBI Act
श्री के. पी. झुनझुनवाला	**Shri K.P. Jhunjhunwala**
अवधि : 2 वर्ष या स्थानीय बोर्ड के सदस्य के रूप में बचा हुआ शेष समय या उत्तराधिकारी की नियुक्ति - जो भी पहले हो	Term: 2 years or remaining period as member of the local board or appointment of successor, whichever is earlier.
भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत निर्वाचित निदेशक	Directors elected under Section 19(c) of SBI Act
डॉ. आइ.जी. पटेल	**Dr. I.G. Patel**
श्री पी. आर. खन्ना	**Shri P.R. Khanna**
श्री सुमन कुमार बेरी	**Shri Suman Kumar Bery**
श्री अजय जी. पीरामल	**Shri Ajay G. Piramal**
अवधि : 3 वर्ष या उत्तराधिकारी की नियुक्ति	Term: 3 years or till the successor is elected.
अधिकतम अवधि : लगातार 6 वर्ष	Max. Tenure: 6 years continuously.
भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत नामित निदेशक	Director nominated under Section 19(ca) of SBI Act
श्री अनंत सी. कलिता	**Shri Ananta C. Kalita**
भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत निदेशक	Directors under Section 19(d) of SBI Act
श्री अरुण सिंह	**Shri Arun Singh**
श्री राजीव पांडे	**Shri Rajiv Pandey**
श्री पीयूष गोयल	**Shri Piyush Goyal**
अवधि : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति होने तक	Term: 3 years or till the successor is appointed.
अधिकतम अवधि : लगातार 6 वर्ष	Maximum tenure: 6 years continuously.
भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत निदेशक	Director under Section 19(f) of SBI Act
श्रीमती श्यामला गोपीनाथ	**Smt. Shyamala Gopinath**



श्री के. अशोक किणी
Shri K. Ashok Kini



श्री टी.एस. भट्टाचार्य
Shri T.S. Bhattacharya



श्री के. पी. झुनझुनवाला
Shri K. P. Jhunjhunwala



श्री अरुण कुमार पुरवार
Shri Arun Kumar Purwar



डॉ. आइ. जी. पटेल
Dr. I.G. Patel



श्री पी. आर. खन्ना
Shri P.R. Khanna



श्री सुमन कुमार बेरी
Shri Suman Kumar Bery



श्री अजय जी. पीरामल
Shri Ajay G. Piramal



श्री अनंत सी. कलिता
Shri Ananta C. Kalita



श्री अरुण सिंह
Shri Arun Singh



श्री राजीव पांडे
Shri Rajiv Pandey



श्री पीयूष गोयल
Shri Piyush Goyal



श्रीमती श्यामला गोपीनाथ
Smt. Shyamala Gopinath

स्थानीय बोर्ड के सदस्य

(20 मई 2005 को)

अहमदाबाद
श्री अरुण शांडिल्य
मुख्य महाप्रबंधक (पदेन)
डॉ. आइ.जी.पटेल *
श्री बी.जे.भंडुटिया
श्री संजय दलसुखभाई शाह
श्री रसिकलाल नानचंददास शाह

बंगलूर
श्री आर.श्रीधरन
मुख्य महाप्रबंधक (पदेन)
श्री मदन बिंदुराव देसाई
श्री प्रभाकर नरसिंह नायक
श्रीमती सुधा राजु
सुश्री प्रिया मस्करेनहास

भोपाल
श्री एस. भट्टाचार्य
मुख्य महाप्रबंधक (पदेन)
श्री चिंतामणि शुक्ला
श्रीमती माधुरी सेठ
श्री अनवर जाफरी
श्री शलभ शर्मा
श्री आर.के. अगरवाल

भुवनेश्वर
श्री वी.एस.जी.चंद्र शेखर
मुख्य महाप्रबंधक (पदेन)
श्रीमती सवीता मोहंती
श्री अरुण कुमार साबत
श्री शक्ति रंजन दास

चंडीगढ़
श्री एच. जी. कॉन्ट्रेक्टर
मुख्य महाप्रबंधक (पदेन)
श्री सुमन कुमार अगरवाल
श्रीमती स्नेह महाजन
श्री मनमोहन लाल सरीन
डॉ. सुमेर लाल गोयल

चेन्नै
श्री प्रतीप चौधरी
मुख्य महाप्रबंधक (पदेन)
श्रीमती नलिनी पद्मनाभन
श्री जे. मदनगोपाल राव
डॉ. ए. राममूर्ति
डॉ. आर. वन्नियराजन

हैदराबाद
श्री एस.के. भट्टाचार्य
मुख्य महाप्रबंधक (पदेन)
श्री पैडा कृष्ण मोहन
श्री चिलुकूरु कृष्ण गोपाल
श्री कारुपोथला बालकोंडय्या (सेवानिवृत्त आइपीएस)
श्री बेति गोपाल रेड्डि

बंगाल
श्री यू. एस. राय
मुख्य महाप्रबंधक (पदेन)
डॉ. साबुज कोली सेन
डॉ. गीता चटर्जी

लखनऊ
श्री पी. भाष्यम
मुख्य महाप्रबंधक (पदेन)
श्री राज कपूर
श्री वीर भद्र मिश्रा
डॉ. अमृता दास
डॉ. प्रभाकर झा
सुश्री फरीदा अब्राहम

मुंबई
श्री ए. रमेश कुमार
मुख्य महाप्रबंधक (पदेन)
श्री अजय जी. पीरामल *
श्री पीयूष गोयल *
श्री प्रकाश धर्शिभाई शाह
श्री भरत मगनलाल उदेशी
श्री जितेन परमानंददास मोदी

दिल्ली
श्री बी.के. गोइराला
मुख्य महाप्रबंधक (पदेन)
श्री पी.आर.खन्ना *
श्री एस.के.बेरी *
श्री अरुण सिंह *
श्री राजीव पांडे *
श्री सुभाष चंद्र चावला
श्री सलामत उल्लाह
श्री कुलदीप कुमार ड्रबु

उत्तर-पूर्व
श्री पी.बी.लाहिरी
मुख्य महाप्रबंधक (पदेन)
श्री हरिप्रसाद हजारिका
श्री धरणी धर माली
कर्नल मनोरंजन गोस्वामी
सुश्री जोथनपरी इशेल
श्री संजय कुमार दास

पटना
श्री सीतारामम कोमारगिरी
मुख्य महाप्रबंधक (पदेन)
श्री के.पी. झुनझुनवाला
श्री संजय सेठ
श्री विनय कुमार कांता
श्री किशोरी मोहन वर्मा
श्री बदरुज्जमाँ खान

केरल
श्री दीपक चावला
मुख्य महाप्रबंधक (पदेन)
श्री पी.ई.बालकृष्ण मेनन
डॉ. एन. मोहनकुमारन
श्रीमती चित्रा देवराजन
श्री के. कृष्णानंद पै
श्री राजीव वासुदेवन
श्री के.पी.एस. मेनन

* भारतीय स्टेट बैंक अधिनियम की धारा 21 (1) (ख) के अनुसार स्थानीय बोर्ड पर नामित केंद्रीय बोर्ड के निदेशक

Members of Local Boards

(As on the 20th May 2005)

Ahmedabad
Shri Arun Shandilya
Chief General Manager (Ex-Officio)
Dr. I.G. Patel *
Shri B.J. Bhandutia
Shri Sanjay Dalsukhbhai Shah
Shri Rasiklal Nanchanddas Shah

Bangalore
Shri R. Sridharan
Chief General Manager (Ex-Officio)
Shri Madan Bindurao Desai
Shri Prabhakara Narasimha Nayak
Smt. Sudha Raju
Ms. Priya Mascarenhas

Bhopal
Shri S. Bhattacharyya
Chief General Manager (Ex-Officio)
Shri Chintamani Shukla
Smt. Madhuri Seth
Shri Anwar Jafri
Shri Shalabh Sharma
Shri R.K. Agarwal

Bhubaneswar
Shri V.S.G. Chandra Sekhar
Chief General Manager (Ex-Officio)
Smt. Saveeta Mohanty
Shri Arun Kumar Sabat
Shri Shakti Ranjan Das

Chandigarh
Shri H.G. Contractor
Chief General Manager (Ex-Officio)
Shri Suman Kumar Aggarwal
Smt. Sneh Mahajan
Shri Manmohan Lal Sarin
Dr. Sumer Lal Goel

Chennai
Shri Pratip Chaudhuri
Chief General Manager (Ex-Officio)
Smt. Nalini Padmanabhan
Shri J. Madana Gopal Rao
Dr. A. Ramamurthy
Dr. R. Vanniarajan

Hyderabad
Shri S.K. Bhattacharya
Deputy Managing Director (Ex-Officio)
Shri Pyda Krishna Mohan
Shri Chilukuru Krishna Gopal
Shri Karupothala Balakondaiah {IPS (Retd.)}
Shri Bethi Gopal Reddy

Bengal
Shri U.S. Roy
Chief General Manager (Ex-Officio)
Dr. Sabuj Koli Sen
Dr. Geeta Chatterjee

Lucknow
Shri P. Bhashyam
Chief General Manager (Ex-Officio)
Shri Raj Kapoor
Shri Veer Bhadra Mishra
Dr. Amrita Dass
Dr. Prabhakara Jha
Ms. Farida Abraham

Mumbai
Shri A. Ramesh Kumar
Chief General Manager (Ex-Officio)
Shri Ajay G. Piramal *
Shri Piyush Goyal *
Shri Prakash Dharshibhai Shah
Shri Bharat Maganlal Udeshi
Shri Jiten Parmananddas Mody

Delhi
Shri B.K. Gairola
Chief General Manager (Ex-Officio)
Shri P.R. Khanna *
Shri S.K. Bery *
Shri Arun Singh *
Shri Rajiv Pandey *
Shri Subhash Chandra Chawla
Shri Salamat Ullah
Shri Kuldeep Kumar Drabu

North Eastern
Shri P.B. Lahiri
Chief General Manager (Ex-Officio)
Shri Hari Pd. Hazarika
Shri Dharani Dhar Mali
Col. Manoranjan Goswami
Ms. Zothanpari Hrashel
Shri Sanjoy Kumar Das

Patna
Shri Sitaramam Komaragiri
Chief General Manager (Ex-Officio)
Shri K.P.Jhunjhunwala
Shri Sanjay Seth
Shri Vinay Kumar Kantha
Shri Kishori Mohan Verma
Shri Badruzzaman Khan

Kerala
Shri Deepak Chawla
Chief General Manager (Ex-Officio)
Shri P.E. Balakrishna Menon
Dr. N. Mohanakumaran
Smt. Chitra Devarajan
Shri K. Krishnananda Pai
Shri Rajiv Vasudevan
Shri K.P.S. Menon

* Directors on the Central Board nominated on the Local Boards as per Section 21(1)(b) of SBI Act.

केंद्रीय प्रबंधन समिति के सदस्य

Members of Central Management Committee

(20 मई 2005 को)

(As on the 20th May 2005)

श्री अरुण कुमार पुरवार
अध्यक्ष

Shri Arun Kumar Purwar
Chairman

श्री के. अशोक किणी
प्रबंध निदेशक एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग)

Shri K. Ashok Kini
Managing Director & Group Executive
(National Banking)

श्री टी.एस. भट्टाचार्य
प्रबंध निदेशक एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)

Shri T.S. Bhattacharya
Managing Director & Group Executive
(Corporate Banking)

श्री ए.जी. कलमानकर
उप प्रबंध निदेशक एवं समूह कार्यपालक
(अंतर्राष्ट्रीय बैंकिंग)

Shri A.G. Kalmankar
Deputy Managing Director & Group Executive
(International Banking)

श्री एस.के. हरिहरन
उप प्रबंध निदेशक एवं समूह कार्यपालक
(सहयोगी एवं अनुषंगी)

Shri S. K. Hariharan
Deputy Managing Director & Group Executive
(Associates & Subsidiaries)

श्री आर.एन. रामनाथन
उप प्रबंध निदेशक
(सूचना प्रौद्योगिकी)

Shri R. N. Ramanathan
Deputy Managing Director
(Information Technology)

श्री अश्विनी कुमार शर्मा
उप प्रबंध निदेशक एवं
मुख्य वित्तीय अधिकारी

Shri Ashwini Kumar Sharma
Deputy Managing Director &
Chief Financial Officer

श्री पी.के. मित्रा
उप प्रबंध निदेशक
(निरीक्षण एवं प्रबंधन लेखा-परीक्षा)

Shri P.K. Mitra
Deputy Managing Director
(Inspection & Management Audit)

श्री अभीजीत दत्ता
उप प्रबंध निदेशक एवं
कारपोरेट विकास अधिकारी

Shri Abhijit Datta
Deputy Managing Director &
Corporate Development Officer

सुश्री ऋतु आनंद
उप प्रबंध निदेशक एवं
मुख्य आर्थिक सलाहकार

Ms. Ritu Anand
Deputy Managing Director &
Chief Economic Advisor

बैंक के लेखा-परीक्षक	The Bank's Auditors
मेसर्स बी.एम.चतरथ एंड कं.	M/s B.M. Chatrath & Co.
मेसर्स खंडेलवाल जैन एंड कं.	M/s Khandelwal Jain & Co.
मेसर्स एस. विश्वनाथन	M/s S. Viswanathan
मेसर्स जी.एस. माथुर एंड कं.	M/s G.S. Mathur & Co.
मेसर्स विनय कुमार एंड कं.	M/s Vinay Kumar & Co.
मेसर्स एम. एम. निस्सिम एंड कं.	M/s M.M. Nissim & Co.
मेसर्स वेणुगोपाल एंड चिनॉय	M/s Venugopal & Chenoy
मेसर्स चतुर्वेदी एंड कं.	M/s Chaturvedi & Co.
मेसर्स ओ.पी. तोतला एंड कं.	M/s O.P. Totla & Co.
मेसर्स पात्रो एंड कं.	M/s Patro & Co.
मेसर्स काँवलिया एंड कं.	M/s Kanwalia & Co.
मेसर्स शर्मा एंड कं.	M/s Sarma & Co.
मेसर्स के.पी.राव एंड कं.	M/s K.P. Rao & Co.
मेसर्स फिलिपोस एंड कं.	M/s Phillipos & Co.

निष्पादन संकेतक
Performance Indicators


पूंजी पर्याप्तता अनुपात
Capital Adequacy Ratio
16
14
12
10
8
6
4
2
0
13.50
13.53
12.45
4.69
5.19
4.41
8.81
8.34
8.04
31-03-03
31-03-04
31-03-05
श्रेणी Tier-I
श्रेणी Tier-II


प्रति कर्मचारी व्यवसाय
Business per Employee
(Rs. 000)
25000
20000
15000
10000
5000
0
19077
21056
24308
2002-03
2003-04
2004-05


प्रति कर्मचारी लाभ
Profit per Employee
(Rs. 000)
220
200
180
160
140
120
100
80
60
40
20
0
147.83
176.61
207.50
2002-03
2003-04
2004-05


परिसंपत्तियों एवं ईक्विटी पर आय
Return on Assets and Equity
(%)
RoA आरओए
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
(%)
RoE आरओई
18.5
18
17.5
17
16.5
16
15.5
15
14.5
18.05
18.19
18.10
0.86
0.94
0.99
2002-03
2003-04
2004-05
आरओए RoA
आरओई RoE


निवल अनर्जक परिसंपत्ति अनुपात
Net NPA Ratio
(%)
5
4
3
2
1
0
4.50
3.48
2.65
2002-03
2003-04
2004-05


जमाराशियाँ एवं अग्रिम
Deposits and Advances
(Rs. Crore)
400000
350000
300000
250000
200000
150000
100000
50000
0
2002-03
2003-04
2004-05
जमाराशियाँ Deposit
अग्रिम Advances

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए **FOR THE YEAR**	**2004-05**	**2003-04**	**परिवर्तन प्रतिशत में % change**
कुल आय (करोड़ रुपए) Total Income (Rs. crore)	39,548	38,073	3.87
कुल व्यय (करोड़ रुपए) Total Expenditure (Rs. crore)	35,243	34,392	2.47
निवल लाभ (करोड़ रुपए) Net Profit (Rs. crore)	4,304.52	3,681.00	16.94
प्रति शेयर अर्जन (रुपए) Earnings per Share (Rs.)	81.79	69.94	16.94
औसत परिसंपत्तियों पर आय (%) Return on Average Assets (%)	0.99	0.94	5 आधार बिंदु Basis Points
ईक्विटी पर आय (%) Return on Equity (%)	18.10	18.19	- 9 आधार बिंदु Basis Points
प्रति कर्मचारी लाभ (रुपए हजार) Profit per Employee (Rs. thousands)	207.50	176.61	17.49

वर्ष की समाप्ति पर **AT THE END OF**	**मार्च March 2005**	**मार्च March 2004**	**परिवर्तन प्रतिशत में % change**
संदत्त पूंजी और आरक्षितियां एवं अधिशेष (करोड़ रुपए) Paid-up Capital and Reserves & Surplus (Rs. crore)	24,072	20,231	18.99
जमाराशियाँ (करोड़ रुपए) Deposits (Rs. crore)	3,67,048	3,18,619	15.20
अग्रिम (करोड़ रुपए) Advances (Rs. crore)	2,02,374	1,57,934	28.14
देशी शाखाओं की संख्या Number of Domestic Branches	9,102	9,039	0.70
विदेश स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches / Offices	54	54	—
पूंजी पर्याप्तता अनुपात (%) Capital Adequacy Ratio (%)	12.45	13.53	- 108 आधार बिंदु Basis Points
निवल अनर्जक परिसंपत्तियाँ (%) Net NPA (%)	2.65	3.48	- 83 आधार बिंदु Basis Points


भारतीय स्टेट बैंक और स्टेट बैंक समूह का निवल लाभ
Net Profit of SBI and State Bank Group
(रुपए करोड़ में)
(Rs. in crore)
6000
5000
4000
3000
2000
1000
0
3105
4199
3681
5531
4305
5464
2002-03
2003-04
2004-05
भारतीय स्टेट बैंक SBI
स्टेट बैंक समूह SBG

प्रिय शेयरधारको,

आपके बैंक की वार्षिक रिपोर्ट तीसरी बार आपके समक्ष प्रस्तुत करने और बीते वर्ष की कुछ महत्वपूर्ण उपलब्धियों को आपके ध्यान में लाने के अनूठे अवसर को मैं अपना सौभाग्य मानता हूँ।

आपके बैंक ने 1 बिलियन अमेरिकी डालर के मध्यावधि नोट कार्यक्रम के अंतर्गत 400 मिलियन अमेरिकी डालर सफलतापूर्वक उगाहे और मूडीज द्वारा भारत को अब तक दी गई सर्वश्रेष्ठ श्रेणी से भी उच्च श्रेणी प्राप्त की। इसके अतिरिक्त, आपके बैंक ने सिडनी और मस्कत में नई शाखाएँ/प्रतिनिधि कार्यालय स्थापित कर, मास्को में संयुक्त उद्यम का परिचालन प्रारंभ कर, मारीशस के एक बैंक के बृहत अंश के साथ विदेशों में अभिग्रहण की प्रक्रिया प्रारंभ कर और विदेशी परिचालनों के समग्र स्तर में उल्लेखनीय वृद्धि कर अपनी विश्वव्यापी पहुँच का और विस्तार किया।

आपके बैंक का वर्ष 2004-05 का निष्पादन उत्साहवर्धक रहा और इसमें चहुँमुखी उन्नति हुई। बैंक का परिचालन-लाभ 2004-05 में 15% से अधिक बढ़कर 10,000 करोड़ के चिह्न को पार कर गया और निवल लाभ लगभग 17% बढ़कर 4,304.52 करोड़ रुपए हो गया। कड़ी प्रतियोगिता और स्प्रेड पर दबाव के बावजूद आपके बैंक ने 2004-05 में 3.39% का निवल ब्याज मार्जिन प्राप्त किया (एकबारगी मदों को

From the Chairman's Desk



Dear Shareholders,

It is an unique opportunity and my privilege to place before you for the third time your Bank's Annual Report and to draw attention to some of the significant achievements of the year gone by.

Your Bank successfully raised US$ 400 million under its Medium Term Notes programme of US$ 1 billion with a rating by Moody's piercing the Indian sovereign rating. Further, your Bank expanded its reach globally by setting up new branches / Representative Offices in Sydney and Muscat, operationalising its joint venture bank in Moscow, commencing the process of acquisitions abroad with a majority stake in a bank in Mauritius, and significantly increasing the overall level of operations abroad.

Your Bank's performance for the year 2004-05 was encouraging with improvement across the board. Operating profit of your Bank crossed the 10,000-crore mark growing by over 15% and net profit rose by almost 17% to Rs.4,304.52 crore in 2004-05. Despite the intense competition and pressure on spreads, your Bank recorded a net interest margin of 3.39% in 2004-05 (even excluding one time items, net interest margin stood at 3.20%). This was achieved by volume growth and increasing share of low cost deposits.

छोड़ दें तो भी निवल ब्याज मार्जिन 3.20% रहा)। ऋणों की मात्रा और कम लागत की जमाराशियों में वृद्धि से यह उपलब्धि प्राप्त हुई।

आपके बैंक ने ऋणों में प्रभावी सुविस्तारित वृद्धि की और खाद्यान्नेतर ऋण 29% बढ़े। जिन महत्वपूर्ण क्षेत्रों में आपके बैंक के प्रयत्न फलदायी रहे, उनमें से कुछ के बारे में मैं आपको बताना चाहता हूँ। मध्य कारपोरेटों पर पूर्णत: केंद्रित समूह की रचना कर आपके बैंक ने इस खंड में नई इकाइयों और उल्लेखनीय ऋण वृद्धि द्वारा अपने निवेश को बढ़ाया। लघु और मध्यम उद्यम खंड में भी ऋण प्रस्तावों पर एक समान और द्रुत कार्रवाई के लिए देशभर में लघु उद्यम ऋण कक्ष स्थापित करने से ऋणों में पर्याप्त वृद्धि हुई। कृषि खंड में विशेषज्ञ कृषि अधिकारियों की भरती और संविदा-कृषि पर बल देने से अग्रिमों में 37% की रिकार्ड वृद्धि हुई। विशेष महत्वपूर्ण है - स्वयं सहायता समूहों के विस्तार द्वारा आर्थिक उत्थान, सामाजिक बदलाव और महिला सशक्तिकरण में आपके बैंक का योगदान। पिछले वर्ष 1.69 लाख नए स्वयं सहायता समूहों को ऋण-संबद्ध कर पर्याप्त प्रगति की गई। यह संख्या इस योजना की शुरुआत से पिछले वर्ष तक की कुल संख्या के लगभग बराबर है।

बैंक की बुनियाद सुदृढ़ करने और साथ ही ग्राहक सेवा स्तर को बेहतर बनाने में जिस एक और घटक का योगदान रहा, वह है प्रौद्योगिकी। पिछले वर्ष हम कुछ महत्वपूर्ण पड़ावों पर पहुँचे। जैसे - देशभर में बैंक समूह के 5,000 से ज्यादा एटीएम हो गए, जिससे यह देश का सबसे बड़ा एकल एटीएम नेटवर्क हो गया। इसके आतिरिक्त कोर बैंकिंग के अंतर्गत समूह की 1800 से अधिक शाखाओं की (जिसमें विदेशी कार्यालय शामिल हैं) पूर्णत: नेटवर्किंग की गई।

आपका बैंक भारत का एक मात्र बैंक है, जिसे 'द बैंकर' के सर्वेक्षण के अनुसार विश्व के शीर्ष 100 बैंकों और एशिया के शीर्ष 20 बैंकों में स्थान का गौरव प्राप्त है। अपनी श्रेष्ठता को बनाए रखने के लिए बैंक व्यापक परिवर्तन के दौर से गुजर रहा है। प्रक्रियाओं में परिवर्तन, कोर बैंकिंग समाधान के कार्यान्वयन तथा विशेषज्ञों की नियुक्ति के माध्यम से बैंक व्यवसाय के प्रति अपने दृष्टिकोण की नई परिभाषा बना रहा है। निस्संदेह हमारे बैंक की सफलता हमारे लोगों पर टिकी है। उन्हें कालातीत प्रक्रियाओं की जगह आधुनिक प्रक्रियाओं को अपनाने और एक पूर्णत: प्रौद्योगिकी-पर्यावरण में कदम रखने की चुनौती स्वीकार करनी होगी। हमें प्रसन्नता है कि अधिकारी और कर्मचारी यूनियनें इस कार्य में सहयोगी दृष्टिकोण अपनाए हुए हैं।

आपके बैंक को गर्व है कि इसके इतिहास का शुभारंभ बैंक ऑफ कलकत्ता से हुआ, जिसकी स्थापना 02 जून 1806 को हुई थी। अत: वर्तमान वर्ष विशेष रूप से महत्वपूर्ण है, क्योंकि यह बैंक की महायात्रा का

Your Bank attained impressive broad-based growth in credit, with non-food credit increasing by 29%. In particular, I would like to indicate a few key areas in which the efforts of your Bank are bringing in results. With the creation of a group solely focused on mid-corporates, your Bank augmented its portfolio of new units and extension of credit significantly in this segment. In the SME segment too, advances grew substantially as a result of the setting up of Small Enterprises Credit Cells (SECCs) across the country for uniform and speedy processing of loan proposals. In agriculture, the recruitment of special agricultural officers and a thrust on contract farming has yielded a record 37% growth in advances. And, especially important is your Bank's contribution to the economic upliftment, social transformation and empowerment of women through extension of the Self Help Group (SHG) movement. Last year, considerable progress was made as a fresh 1.69 lakh SHGs were credit-linked, which is almost equal to the total number achieved during all the previous years since the launch of the scheme by your Bank.

The use of technology was another of the contributing factors to the bottom line and also in improving the service quality to customers. Last year we crossed some milestones by introducing over 5000 ATMs of the Bank Group spread across the country, thus making it the single largest ATM network in the country, and by fully networking over 1800 branches (including foreign offices) of the Group under core banking.

Your Bank is the only bank in India to be ranked among the top 100 banks in the world and also among the top 20 banks in Asia in the annual survey by "The Banker". And to retain its premier position, your Bank is undergoing substantial changes. Its approach to business is being re-engineered through change in processes, implementation of core banking and recruitment of specialists. Indeed, the mainstay of your Bank's success is its people. The staff has had to face challenges of switching to a fully networked environment and replacing age-old processes with modern ones. I am happy that the Officers and Staff Unions have been adopting a supportive approach in this regard.

Your Bank is proud to trace its lineage back to the Bank of Calcutta, which came into existence on 2nd June 1806. The current year is therefore, of special significance as it marks the beginning of 200 years of your Bank's existence. To commemorate the event, the Board of Directors of your Bank

200वाँ वर्ष है। इसे स्मरणीय बनाने के लिए आपके बैंक के निदेशक मंडल ने गत वर्ष की तरह 100% लाभांश देने के साथ-साथ इस वर्ष 25% विशेष लाभांश घोषित किया है।

नए वर्ष में प्रवेश करते हुए हम पुन: संकल्प करते हैं कि हम ग्राहकों को नाना प्रकार की सेवाएं शीघ्रतापूर्वक और सस्ती कीमतों पर उपलब्ध कराएंगे। इसके लिए आपका बैंक परिवर्तन प्रबंधन को सर्वाधिक वरीयता प्रदान कर रहा है और श्रेष्ठ परिणामों के लिए प्रौद्योगिकी का व्यापक उपयोग कर रहा है, प्रक्रियाओं का पुनर्विन्यास कर रहा है तथा स्टाफ सदस्यों को पुनर्नियोजित और पुनर्प्रशिक्षित कर उन्हें नए सिरे से कौशल प्रदान कर रहा है।

सादर,

आपका



(अरुण कुमार पुरवार)

has declared a special dividend of 25% besides maintaining the dividend of 100% given last year.

As we step into the new year, we reaffirm our pledge to provide a wide range of services to customers and to provide those services promptly and at affordable costs. For this, your Bank has placed highest priority on change management and is leveraging technology, re-engineering processes and re-deploying, re-skilling, re-training staff for best results.

With warm regards,

Yours sincerely,



(Arun Kumar Purwar)

प्रबंधन विवेचन और विश्लेषण

आर्थिक पृष्ठभूमि और बैंकिंग परिवेश

भारत ने विश्व की तीव्रतम गति से विकसित हो रही अर्थव्यवस्थाओं में अपना स्थान बनाए रखा। विगत वर्ष की 8.5% की प्रभावशाली संवृद्धि-दर के बाद अपर्याप्त मानसून और कच्चे तेल की ऊँची कीमतों के बावजूद वर्ष 2004-05 में भारत के सकल राष्ट्रीय उत्पाद में 6.9% की अनुमानित वृद्धि हुई। उद्योग-क्षेत्र लगभग एक दशक में तीव्रतम गति से विकसित हुआ और सेवा-क्षेत्र में तीव्र संवृद्धि जारी रही, जबकि कृषि-क्षेत्र की संवृद्धि काफी धीमी रही। ब्याज की नीची दरों के परिणामस्वरूप निवेश और उपभोक्ता की मांग दोनों ने आर्थिक संवृद्धि को गति प्रदान की। क्षमता-उपयोग के अब तक के सर्वाधिक स्तर और पूँजीगत सामान के आयात तथा राष्ट्रीय उत्पादन की संवृद्धि-दर के निरंतर दो अंकों में बने रहने से कारपोरेट क्षेत्र अपनी क्षमता का पर्याप्त विस्तार कर पाया। व्यवसाय-क्षेत्र में अपूर्व आत्मविश्वास का माहौल रहा।

विश्व व्यापार की तीन दशकों में सर्वाधिक संवृद्धि की सहायता से और भारतीय विनिर्माण-क्षेत्र की बढ़ती प्रतिस्पर्धात्मकता के परिणामस्वरूप हमारे निर्यातों में 24% की वृद्धि हई। इस प्रकार तीसरे वर्ष 20% से अधिक संवृद्धि दर्ज की गई। एशिया, विशेषकर चीन से व्यापार की दिशा में भी उल्लेखनीय परिवर्तन हुआ। तेल की कीमतों में वृद्धि और पूँजीगत सामान की माँग बढ़ने के कारण आयातों में अधिक वृद्धि हुई। परिणामस्वरूप वाणिज्यिक वस्तुओं का व्यापार घाटा दुगुना हो गया और सेवाओं के निर्यात में वृद्धि के बावजूद वर्ष के अंत में चालू खाते में घाटा रहा, जबकि पिछले तीन वर्ष से इसमें आधिक्य बना हुआ था। फिर भी, पूँजी आवक में निरंतर वृद्धि के कारण विदेशी मुद्रा भंडार 2004-05 के 28.5 बिलियन अमेरिकी डॉलर से बढ़कर मार्च 2005 के अंत में 141.5 बिलियन अमेरिकी डॉलर हो गया। विदेशी मुद्रा भंडार के इस संचय के कारण पिछले कुछ वर्षों की तरह मुद्रा आधार का विस्तार हुआ। यद्यपि यह विस्तारपरक प्रभाव बाजार स्थिरीकरण योजना (एमएसएस) और चलनिधि समायोजन सुविधा (एलएएफ) के अंतर्गत प्रतिवर्ती रिपो परिचालनों के बड़ी मात्रा में अपनाए जाने के कारण निष्प्रभावी हो गया। परिणामस्वरूप भारतीय रिज़र्व बैंक द्वारा सरकार को दिए जाने वाले ऋण में कमी आई। इससे वर्षानुवर्ष मुद्रा-आपूर्ति (एम3) की संवृद्धि आइडीबीआइ के एक बैंकिंग इकाई में रूपांतरण को छोड़कर 12.8% रही, जो भारतीय रिज़र्व बैंक के 14% के लक्ष्य के भीतर है।

मुद्रास्फीति की दर वर्ष के अंत में 5% (अंक-दर-अंक आधार पर) रही। हालाँकि अगस्त के अंत में यह बढ़कर 8.7% तक पहुँच गई थी, जिसका प्रमुख कारण विश्व स्तर पर कच्चे तेल, स्टील, कोयले और लोह अयस्क की कीमतों में और देश में चीनी की कीमतों में वृद्धि था। इसलिए वर्ष में औसत मुद्रास्फीति की दर 6.4% पर रही, जो अधिक थी। भारतीय रिज़र्व बैंक की मुद्रा-नीति के उद्देश्य में कुल मिलाकर परिवर्तन किया गया और इसके अंतर्गत मुद्रास्फीति और विकास को समान महत्व दिया गया तथा प्रत्याशित मुद्रास्फीति का अनुमान लगाकर उसे नियंत्रित करने के उपायों पर विचार किया गया। तदनुसार, जो उपाय किए गए उनमें आरक्षित नकदी निधि अनुपात (सीआरआर) में दो चरणों में 50 आधार अंकों की वृद्धि कर इसे 5% करना और अक्तूबर 2004 और मार्च 2005 में प्रतिवर्ती पुन: खरीद दर (रिवर्स रिपो रेट) में 25 आधार बिंदु की वृद्धि कर इसे 5% करना शामिल है।

यह वर्ष बैंक ऋणों में अभूतपूर्व वृद्धि का साक्षी रहा। विशेषकर वर्ष की दूसरी छमाही में तेजी से वृद्धि हुई। खाद्यान्नेतर ऋणों में (रूपांतरण प्रभाव को छोड़कर) 26.5% वृद्धि हुई। खुदरा और उपभोक्ता ऋणों में निरंतर वृद्धि हुई और कृषि ऋणों में भी वृद्धि हुई। सर्वाधिक वृद्धि विनिर्माण और संरचना क्षेत्र की मझोली और बड़ी कंपनियों द्वारा ऋण की माँग बढ़ने से हुई। बैंक की सकल जमाराशियों में यद्यपि कुछ कम वृद्धि हुई, फिर भी यह रूपांतरण प्रभाव के समायोजन के बाद वर्ष 2004-05 में 14.1% रही, जबकि वर्ष 2003-04 में यह 17.5% रही थी। ऐसा अंशत: अनिवासी भारतीय जमाराशियों में कमी और बैंक से राशि निकालकर डाकघर में निवेश किए जाने के कारण हुआ।

भविष्य में, भारतीय अर्थव्यवस्था के विकास की संभावनाएं उज्जवल बनी हुई हैं। अर्थव्यवस्था की सुदृढ़ता अन्य बातों के साथ-साथ विदेशी निवेश की सुदृढ़ आवक, बीएसई संवेदी सूचकांक में चढ़ाव एवं बैंकों के तुलनपत्र की सुदृढ़ता में झलकती है।

Management Discussion and Analysis

Economic Backdrop and Banking Environment

India remains among the fastest growing economies in the world. Notwithstanding a deficient monsoon and high crude oil prices, India's GDP rose by an estimated 6.9% in 2004-05, on the back of an already impressive growth rate of 8.5% in the previous year. Industry grew at its fastest pace in nearly a decade, and the services sector retained its growth momentum, whereas agricultural growth slowed significantly. Both investment and consumer demand, underpinned by low interest rates, fuelled the economic growth. With capacity utilization at record levels and import and domestic production of capital goods sustaining double digit growth rates, the corporate sector has embarked on significant capacity expansion. Business confidence is at an all time high.

Buoyed by a three-decade high in world trade growth and increasing competitiveness of Indian manufacturing, our exports increased by 24%, registering a third year of over 20% growth. There is also a discernible shift in the direction of trade towards Asia, in particular, China. Imports shot up even more reflecting the hardening of oil prices as well as the increased capital goods demand. As a result, the merchandise trade deficit doubled and, despite an increase in invisibles, the year ended with a current account deficit after three consecutive years of surplus. However, with a continued increase in capital inflows, foreign exchange reserves rose by US$ 28.5 billion in 2004-05 to US$141.5 billion by end-March 2005.This accumulation in foreign exchange reserves led to expansion of the monetary base, as in the past few years, although the expansionary impact was neutralized by substantial recourse to the market stabilization scheme (MSS) as well as reverse repo operations under the liquidity adjustment facility (LAF). Consequently, net RBI credit to Government declined. This kept the year-on-year growth in money supply (M3) at 12.8% (net of the impact of conversion of IDBI into a banking entity), within RBI's target of 14%.

Inflation ended the year at 5% (on a point-to-point basis) although it had risen to 8.7% in end-August, driven largely by rising world prices of crude oil, steel, coal and iron ore, as well as increase in domestic prices of sugar. Average inflation for the year was therefore higher at 6.4%. The overall stance of RBI's monetary policy shifted to giving equal weight to inflation and growth and to considering measures in a calibrated way to rein in inflationary expectations. Accordingly, measures taken included raising the cash reserve ratio (CRR) by 50 bps to 5% (in two stages), and raising the reverse repo rate by 25 bps each in October 2004 and in March 2005 to 5%.

The year witnessed an unprecedented growth in bank credit, with a particularly sharp pick-up in the second half of the year. Non-food credit increased by 26.5% (excluding conversion impact). While retail and consumer credit continued to expand, and agriculture also picked up, the biggest boost came from accelerating demand from medium and large companies in manufacturing and infrastructure. The growth in aggregate bank deposits slowed down somewhat, though, at 14.1% in 2004-05 (adjusted for conversion impact) compared with 17.5% in 2003-04. This may be partly attributable to reduction in NRI deposits and substitution in favour of postal deposits.

Going forward, growth prospects for the Indian economy remain bright. The strong fundamentals of the economy are reflected, among others, in robust inflows of foreign investment, rise in the BSE Sensex and strengthening of bank balance sheets.

लाभ

वर्ष 2004-05 में बैंक का परिचालन लाभ 10,990.36 करोड़ रुपए रहा, जबकि वर्ष 2003-04 में यह 9,553.46 करोड़ रुपए था। इस प्रकार इस वर्ष इसमें 15.04% की वृद्धि हुई। बैंक ने वर्ष 2004-05 में 4,304.52 करोड़ रुपए का निवल लाभ कमाया, जबकि वर्ष 2003-04 में यह 3,681.00 करोड़ रुपए था। इस प्रकार इसमें 16.94% की वृद्धि हुई।

वर्ष 2004-05 में लाभ में वृद्धि निवल ब्याज आय में वृद्धि होने तथा परिचालन व्यय को पिछले वर्ष के 16.40% से घटाकर 8.97% के सामान्य स्तर पर लाने से हुई।

लाभांश

बैंक ने वर्ष के लिए 125% का लाभांश घोषित किया है, जो पिछले वर्ष घोषित 110% लाभांश से अधिक है।

निवल ब्याज आय

बैंक की निवल ब्याज आय में 24.66% की वृद्धि दर्ज हुई और यह वर्ष 2003-04 के 11,186.32 करोड़ रुपए से बढ़कर वर्ष 2004-05 में 13,944.62 करोड़ रुपए हो गई। यह अग्रिमों पर ब्याज आय बढ़ने तथा जमाराशियों की लागत घटने के कारण हुई। निवल ब्याज मार्जिन, जो वर्ष 2003-04 में 3.04% था, वर्ष 2004-05 में बढ़कर 3.39% हो गया।

विश्व-परिचालनों से प्राप्त सकल ब्याज आय 30,460.49 करोड़ रुपए से बढ़कर वर्ष के दौरान 32,428.00 करोड़ रुपए हो गई। यह मुख्यतया अग्रिमों पर ब्याज आय तथा अन्य विविध ब्याज आय बढ़ने से हुई।

घटती ब्याज दरों के बावजूद, अग्रिमों की मात्रा बढ़ने से भारत में अग्रिमों से ब्याज-आय, जो वर्ष 2003-04 में 10,891.44 करोड़ रुपए थी, वर्ष 2004-05 में बढ़कर 12,406.13 करोड़ रुपए हो गई। अग्रिमों की मात्रा बढ़ने के कारण विदेश स्थित कार्यालयों में भी अग्रिमों पर ब्याज में वृद्धि हुई।

भारत में अग्रिमों पर औसत आय वर्ष 2003-04 के 8.17% से घटकर वर्ष 2004-05 में 7.68% रह गई, किंतु भारत में अग्रिमों के औसत स्तर में 28,205 करोड़ रुपए (अर्थात् 21.15%) की वृद्धि होने से अग्रिमों पर ब्याज-आय में वृद्धि हुई।

अभिनियोजित औसत संसाधनों में 11,261 करोड़ रुपए (अर्थात् 5.38%) की वृद्धि के बावजूद भारत में राजकोषीय परिचालनों में अभिनियोजित संसाधनों से आय में कमी हुई। ब्याज दरों में गिरावट की प्रवृत्ति के कारण औसत आय, जो वर्ष 2003-04 में 8.62% थी, वर्ष 2004-05 में घटकर 7.94% रह गई।

विश्व-परिचालनों पर कुल ब्याज-व्यय, जो वर्ष 2003-04 में 19,274.16 करोड़ रुपए था, वर्ष 2004-05 में घटकर 18,483.38 करोड़ रुपए रह गया। वर्ष 2004-05 के दौरान, भारत में जमाराशियों पर (इंडिया मिलेनियम डिपाजिट को छोड़कर) ब्याज व्यय में पिछले वर्ष की तुलना में 0.78% की कमी दर्ज हुई, जबकि जमाराशियों के औसत स्तर में 15.76% की वृद्धि हुई। फलस्वरूप, जमाराशियों की लागत, जो वर्ष 2003-04 में 5.48% थी, वर्ष 2004-05 में घटकर 4.70% रह गई।

ब्याजेतर आय

ब्याजेतर आय में 6.47% की कमी हुई। यह वर्ष 2003-04 के 7,612.46 करोड़ रुपए से घटकर वर्ष 2004-05 में 7,119.90 करोड़ रुपए हो गई। यह कमी निवेशों की बिक्री से प्राप्त लाभ घटने की वजह से हुई। परंतु निवेशों की बिक्री के लाभ को छोड़कर ब्याजेतर आय में 17.75% की वृद्धि हुई।

वर्ष के दौरान बैंक को सहयोगी बैंकों / भारत तथा विदेशों में स्थित अनुषंगियों एवं संयुक्त उद्यमों से लाभांश के रूप में 393.24 करोड़ रुपए (पिछले वर्ष 161.31 करोड़ रुपए) की आय प्राप्त हुई।

परिचालन व्यय

स्टाफ लागत में 7.13% की वृद्धि हुई और यह वर्ष 2003-04 के 6,447.69 करोड़ रुपए की तुलना में वर्ष 2004-05 में 6,907.35 करोड़ रुपए हो गई। यह वृद्धि पेंशन निधि एवं ग्रेच्युटी निधि के लिए अधिक अंशदान के कारण हुई।

मूल्यहास, किराया, कर एवं बिजली, बीमा, मरम्मत एवं अनुरक्षण व्यय बढ़ने के कारण अन्य परिचालन व्ययों में भी 13.20% की वृद्धि हुई।

स्टाफ-व्यय और अन्य परिचालन व्यय दोनों को मिलाकर परिचालन व्ययों में 8.97% की वृद्धि हुई।

Profit

The Operating Profit of the Bank for 2004-05 stood at Rs. 10,990.36 crore as compared to Rs. 9,553.46 crore in 2003-04, recording a growth of 15.04%. The Bank has posted a Net Profit of Rs. 4,304.52 crore for 2004-05 as compared to Rs. 3,681.00 crore in 2003-04, registering a growth of 16.94%.

The growth in profit in 2004-05 has been achieved due to increase in Net Interest Income and containment of operating expenses at a moderate level of 8.97% as against 16.40% in the previous year.

Dividend

The Bank has declared a dividend at the rate of 125% for the year, up from 110% declared in the previous year.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 24.66% from Rs. 11,186.32 crore in 2003-04 to Rs. 13,944.62 crore in 2004-05. This was due to growth in interest income on advances and lower cost of deposits. The Net Interest Margin went up from 3.04% in 2003-04 to 3.39% in 2004-05.

The gross interest income from the global operations rose from Rs. 30,460.49 crore to Rs. 32,428.00 crore during the year. This was mainly due to higher interest income on advances and other sundry interest income.

Despite declining interest rates, the interest income on advances in India registered an increase from Rs. 10,891.44 crore in 2003-04 to Rs. 12,406.13 crore in 2004-05 due to higher volume. Interest income on advances at foreign offices also increased due to higher volume.

Average yield on advances in India came down from 8.17% in 2003-04 to 7.68% in 2004-05. However, volume increase of Rs. 28,205 crore (i.e., by 21.15%) in the average level of advances in India contributed to the increase in interest income from advances.

Income from resources deployed in treasury operations in India declined despite increase of Rs. 11,261 crore (i.e., by 5.38 %) in the average resources deployed. The average yield, which was 8.62 % in 2003-04, declined to 7.94 % in 2004-05, due to the declining trend in the interest rates.

Total interest expenses of the global operations declined from Rs. 19,274.16 crore in 2003-04 to Rs. 18,483.38 crore in 2004-05. Interest expenses on deposits (excluding India Millennium Deposits) in India during 2004-05 recorded a decline of 0.78% compared to the previous year, whereas the average level of deposits grew by 15.76 %. This resulted in a reduction in the cost of deposits from 5.48% in 2003-04 to 4.70% in 2004-05.

Non-Interest Income

Non-interest income declined by 6.47%, from Rs. 7,612.46 crore in 2003-04 to Rs. 7,119.90 crore in 2004-05. The decline was mainly due to decline in profit on sale of investment. However, non-interest income other than profit on sale of investment increased by 17.75%

During the year, the Bank received an income of Rs. 393.24 crore (Rs. 161.31 crore in the previous year), by way of dividends from Associate Banks/ Subsidiaries and Joint Ventures in India and abroad.

Operating Expenses

There was an increase of 7.13%, in the Staff Cost from Rs. 6,447.69 crore in 2003-04 to Rs. 6,907.35 crore in 2004-05. This was mainly due to higher contribution to Pension Fund and Gratuity Fund .

Other Operating Expenses have also registered an increase of 13.20% mainly due to higher depreciation, rent, taxes, lighting, insurance, repairs and maintenance .

Operating Expenses, comprising both staff cost and other operating expenses, have registered an increase of 8.97%.

प्रावधान एवं आकस्मिकताएँ

वर्ष 2004-05 के दौरान प्रावधानों से संबंधित प्रमुख राशियाँ निम्नानुसार थीं :

- अनर्जक आस्तियों के लिए 1,204.00 करोड़ रुपए (वर्ष 2003-04 के 3,702.75 करोड़ रुपए की तुलना में)
- आय कर हेतु 2,216.00 करोड़ रुपए का प्रावधान, जिसे 230.62 करोड़ रुपए के आस्थगित कर जमा के लिए समायोजित किया गया (जबकि वर्ष 2003-04 में 1,243.86 करोड़ रुपए का प्रावधान, जिसे 276.28 करोड़ रुपए के आस्थगित कर जमा के लिए समायोजित किया गया था)।
- मानक आस्तियों के लिए 115.00 करोड़ रुपए (वर्ष 2003-04 में 49.12 करोड़ रुपए)। इस राशि को शामिल करके मानक आस्तियों के लिए कुल 492.03 करोड़ रुपए की राशि का प्रावधान किया गया।
- 'परिपक्वता तक धारित' श्रेणी पर प्रीमियम के परिशोधन सहित भारत में निवेशों पर मूल्यह्रास के लिए 2,272.41 करोड़ रुपए का प्रावधान किया गया (जबकि वर्ष 2003-04 में 495.58 करोड़ रुपए का प्रावधान किया गया था)।
- वेतन संशोधन के लिए 750 करोड़ रुपए का प्रावधान (जबकि पिछले वर्ष 400 करोड़ रुपए का प्रावधान किया गया था)।

आरक्षित निधियाँ एवं आधिक्य

- 882.74 करोड़ रुपए (वर्ष 2003-04 में 2,100.00 करोड़ रुपए) की राशि निवेश उतार-चढ़ाव आरक्षित निधि खाते में अंतरित की गई।
- 2,482.10 करोड़ रुपए (वर्ष 2003-04 में 925.61करोड़ रुपए) की राशि सांविधिक आरक्षित निधियों में अंतरित की गई।

परिसंपत्तियाँ

बैंक की कुल परिसंपत्तियों में 12.77% की वृद्धि हुई है और ये मार्च 2004 के अंत में 4,07,815 करोड़ रुपए से मार्च 2005 के अंत में 4,59,883 करोड़ रुपए हो गईं। इस अवधि में ऋण संविभाग 28.14% बढ़कर 1,57,934 करोड़ रुपए से 2,02,374 करोड़ रुपए हो गया तथा निवेश 6.15% बढ़कर 1,85,676 करोड़ रुपए से 1,97,098 करोड़ रुपए हो गया। अधिकांश निवेश देशी बाजार में सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया। मार्च 2005 के अंतिम शुक्रवार की रिपोर्टिंग तक समस्त अनुसूचित वाणिज्यिक बैंकों के देशी ऋणों में बैंक का अंश आईडीबीआई रूपांतर को छोड़कर 16.96% तथा रूपांतर के प्रभाव के साथ 16.45% था।

देयताएँ

बैंक की कुल देयताएँ (पूंजी और आरक्षित निधियों को छोड़कर) 12.44% बढ़कर 31 मार्च 2004 के 3,87,584 करोड़ रुपए से 31 मार्च 2005 को 4,35,811करोड़ रुपए हो गईं। देयताओं में वृद्धि मुख्यत: जमाराशियाँ बढ़ने से हुई। वैश्विक जमाराशियाँ, जिसमें आइएमडी शामिल है, 31 मार्च 2005 को 3,67,048 करोड़ रुपए रहीं, जो 31 मार्च 2004 के स्तर पर 15.20% वृद्धि दर्शाती है। इसी अवधि में आइएमडी को छोड़कर वैश्विक जमाराशियाँ 16.54% बढ़कर 2,92,943 करोड़ रुपए हो गई। मार्च 2005 के अंतिम शुक्रवार

तालिका - 1 प्रमुख निष्पादन संकेतक

संकेतक	भारतीय स्टेट बैंक		स्टेट बैंक समूह	
	2004-05	2003-04	2004-05	2003-04
औसत आस्तियों पर आय (%)	0.99	0.94	0.95	1.05
ईक्विटी पर आय (%)	18.10	18.19	16.79	20.16
आय की तुलना में व्यय (%) (कुल निवल आय की तुलना में कुल परिचालन व्यय)	47.83	49.18	48.72	46.07
प्रति शेयर अर्जन (रु)	81.79	69.94	103.82	105.09
पूंजी-पर्याप्तता-अनुपात (%)	12.45	13.53	13.07	14.43
श्रेणी I	8.04	8.34	9.13	9.59
श्रेणी II	4.41	5.19	3.94	4.84
निवल अग्रिमों की तुलना में निवल अनर्जक परिसंपत्तियां	2.65	3.48	2.23	2.73

Provisions and Contingencies

Major amounts of provisions made in 2004-05 were as under:

- Rs. 1,204.00 crore (net of write back) for non-performing assets (as against Rs. 3,702.75 crore in 2003-04).
- Rs. 2,216.60 crore towards Provision for Income Tax, adjusted for deferred tax credit of Rs. 230.62 crore (as against Rs. 1,243.86 crore in 2003-04 adjusted for deferred tax credit of Rs. 276.28 crore).
- Rs. 115.00 crore towards Standard Assets (as against Rs. 49.12 crore in 2003-04). Including this amount, the total provision held on Standard Assets amounts to Rs. 492.03 crore.
- Rs. 2,272.41 crore towards provision for depreciation on investments in India, including amortisation of premium on 'Held to Maturity' category. (as against Rs. 495.58 crore in 2003-04)
- Rs. 750 crore towards wage revision (Previous year 400 crore).

Reserves and Surplus

- An amount of Rs. 882.74 crore (as against Rs. 2,100.00 crore in 2003-04) was transferred to Investment Fluctuation Reserve account.
- An amount of Rs. 2,482.10 crore (as against Rs. 925.61 crore in 2003-04) was transferred to Statutory Reserves.

Assets

The total assets of the Bank increased by 12.77% from Rs. 4,07,815 crore at the end of March 2004 to Rs. 4,59,883 crore as at end March 2005. During the period, its loan portfolio increased by 28.14% from Rs. 1,57,934 crore to Rs. 2,02,374 crore and investment by 6.15% from Rs. 1,85,676 crore to Rs. 1,97,098 crore. A major portion of the investment was in the domestic market in government and other approved securities. The Bank's market share in domestic advances of all scheduled commercial banks net of IDBI conversion impact was 16.96%, and including conversion impact it is 16.45% as on the last reporting Friday of March 2005.

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by12.44% from Rs. 3,87,584 crore on 31st March 2004 to Rs. 4,35,811 crore on the 31st March 2005. The increase in liabilities was mainly contributed by increase in deposits. The Global deposits, including IMD stood at Rs. 3,67,048 crore as on 31st March 2005, representing an increase of 15.20% over the level on 31st March 2004. Global deposits, excluding IMD, grew by 16.54% from Rs. 2,92,943 crore to Rs. 3,41,398 crore over the same period. The Bank's market share in aggregate deposits of all scheduled commercial banks in India

Table - 1 Key Performance Indicators

Indicators	SBI		SBI Group	
	2004-05	2003-04	2004-05	2003-04
Return on Average Assets (%)	0.99	0.94	0.95	1.05
Return on Equity (%)	18.10	18.19	16.79	20.16
Expenses to Income (%) (Operating Expenses to Total Net Income)	47.83	49.18	48.72	46.07
Earnings Per Share (Rs.)	81.79	69.94	103.82	105.09
Capital Adequacy Ratio (%)	12.45	13.53	13.07	14.43
Tier I	8.04	8.34	9.13	9.59
Tier II	4.41	5.19	3.94	4.84
Net NPAs to Net Advances	2.65	3.48	2.23	2.73

की रिपोर्टिंग के अनुसार भारत में समस्त अनुसूचित वाणिज्यिक बैंकों की कुल जमाराशियों में बैंक की जमा राशियाँ आइएमडी मिलाकर 18.02% और आइएमडी छोड़कर 16.78% रहीं।

निष्पादन की के उल्लेखनीय तथ्य :

	मुख्य परिचालन
क	राजकोष परिचालन
ख	कारपोरेट बैंकिंग समूह
ग	राष्ट्रीय बैंकिंग समूह
घ	अंतर्राष्ट्रीय बैंकिंग समूह
ङ	सहयोगी एवं अनुषंगियाँ
च	आस्ति-गुणवत्ता
छ	सूचना प्रौद्योगिकी

क. राजकोष-परिचालन :

क.1 बैंक ने रुपया और विदेशी मुद्रा दोनों बाजारों के सबसे बड़े खिलाड़ी के रूप में अपना प्रमुख स्थान बनाए रखा। राजकोष परिचालन प्रमुख लाभ केंद्र बना रहा, जिसमें घरेलू निवेश 6.62% बढ़कर 183,347 करोड़ रुपए से 195,479 करोड़ रुपए हो गए। वर्ष 2004-05 में बांड बाजार से अर्जन में वृद्धि के बावजूद ऐसा हुआ, जहाँ निर्देशरूप 10 वर्षीय सर्वोत्तम वृद्धि मानदंड 5.15% (31.03.2004) से 6.68% (31.03.2005) हो गया।

क.2 प्रतिकूल बांड बाजार स्थिति के बावजूद ईक्विटी एवं म्यूचुअल फंड बाजार की बढ़ती गतिविधियों की सहायता से निवेश विक्रय का स्तर बनाए रखने में सहायता मिली। वर्ष के दौरान 882.74 करोड़ रुपए के अतिरिक्त विनियोग सहित निवेश उतार-चढ़ाव आरक्षित निधि बढ़कर 4.16% हो गई। प्रतिदान के कारण पिछली उच्च कूपन प्रतिभूति के निम्न कूपन प्रतिभूति से प्रतिस्थापन होने से पिछली वर्ष की तुलना में ब्याज आय में कमी आई।

क.3 वर्ष के दौरान बैंक ने 26,978.21 करोड़ रुपए (अंकित मूल्य) की प्रतिभूति का एएफएस से एचटीएम में अंतरण करके निवेश संविभाग को जोखिम रहित बनाने का सक्रिय कदम उठाया। इसके अलावा ब्याज दर जोखिम को कम करने के लिए डेरीरेटिव का उपयोग किया गया।

क.4 विदेशी मुद्रा परिचालनों की व्यापार मात्रा में पर्याप्त वृद्धि हुई। विदेशी मुद्रा परिचालनों की आय 528.20 करोड़ रुपए रही। आय में वर्षानुवर्ष 5% की कम वृद्धि का मुख्य कारण रुपए की मूल्यवृद्धि और ग्राहक मर्जिन पर दबाव था।

क.5 पर्याप्त नए-नए उत्पादों में साथ भारतीय रुपया ब्याज दर डेरीवेटिव बाजार और विदेशी मुद्रा डेरीवेटिव में बैंक बड़े खिलाडी के रूप में उभरा है। वर्ष के दौरान कुल लेनदेन 25,000 करोड़ रुपए को पार कर गया।

क.6 वर्ष के दौरान बैंक ने एसबीआइ फंड्स मैनेजमेंट प्रा.लिमिटेड में अपना 37% अंश कम करके फ्रांस की सोसाइटी जनरल एसेट मैनेजमेंट कंपनी लिमिटेड को दे दिया। इस विनिवेश से बैंक को 146.40 करोड़ रुपए का लाभ हुआ।

क.7 कोष के प्रौद्योगिकी उन्नयन और नए साफ्टवेयर के प्रयोग के कारण लेन-देनों का प्रत्यक्ष प्रक्रम, तत्काल पोर्टफोलियो मूल्यांकन और तत्काल जोखिम-प्रबंधन प्रक्रम संभव हो सका। चलनिधि प्रबंधन के लिए बैंक मार्केट जोखिम प्रबंधन साफ्टवेयर लगाने की प्रक्रिया में है। "इन्ट्रा-डे लिक्विडिटी मैनेजर" नामक साफ्टवेयर लिया गया है। इससे निधि प्रबंधन में और दक्षता आएगी।

ख. कारपोरेट बैंकिंग समूह

ख.1 बैंक के कारपोरेट बैंकिंग समूह में पाँच योजनाबद्ध व्यवसाय इकाइयाँ (एसबीयू) - कारपोरेट लेखा समूह, लीजिंग एसबीयू, परियोजना वित्त एसबीयू, मध्य कारपोरेट समूह और तनावग्रस्त आस्ति प्रबंधन समूह (एसएएसजी) शामिल हैं।

stood at 18.02% including IMD and 16.78% excluding IMD as on the last reporting Friday of March 2005.

Performance Highlights:

	Core Operations
A	Treasury Operations
B	Corporate Banking Group
C	National Banking Group
D	International Banking Group
E	Associates & Subsidiaries
F	Asset Quality
G	Information Technology

A. Treasury Operations

A.1 The Bank maintained its premier position as the largest player in both Rupee and Forex Markets and the Treasury Operations continued to be a major profit centre with domestic investment growing by 6.62% from Rs. 183,347 crore to Rs. 195,479 crore. This despite a rise in yields in the Bond Markets in the year 2004-05 where the benchmark 10 year Sovereign yield rose from 5.15% (31.03.2004) to 6.68% (31.03.2005).

A.2 Increased activity in the equity and mutual fund market helped maintain the level on sale of investments despite adverse bond market conditions. Investment Fluctuation Reserve (IFR) was built up to 4.16% with additional appropriation of Rs. 882.74 crore during the year. Replacement of the earlier high coupon securities by the low coupon securities on account of redemptions resulted in decrease in interest income over the previous year.

A. 3 During the year the Bank took proactive steps to derisk the investment portfolio by shifting securities amounting to Rs. 26,978.21 crore (Face Value) from AFS to HTM. In addition derivatives were used to mitigate interest rate risk.

A. 4 Trading volumes in forex operations increased substantially. The income from forex operations stood at Rs. 528.20 crore. The reduced 5% year on year rise in income was mainly on account of falling customer margins.

A.5 The Bank has emerged as a major player in the INR Interest Rate Derivatives Market as well as in Forex derivatives with substantial product innovations. The turnover during the year crossed Rs. 25,000 crore.

A.6 During the year, the Bank divested 37% stake in SBI Funds Management Pvt Ltd to Societe Generale Asset Management Company Ltd. of France. Profit of Rs. 146.40 crore was booked on account of this divestment.

A.7 Technological upgradation of the Treasury and use of new software have enabled Straight through Processing of transactions, real time portfolio valuation and real time Risk Management processes. The Bank is in the process of putting in place Market Risk Manager Software. Software for managing liquidity - Intra-day Liquidity Manager - has been acquired which will further enhance efficiency in Funds Management.

B. Corporate Banking Group

B.1 The Bank's Corporate Banking Group consists of five Strategic Business Units (SBU), viz., Corporate Accounts Group, Leasing SBU, Project Finance SBU, Mid Corporate Group and Stressed Assets Management Group (SAMG).

तालिका - 2 कारपोरेट बैंकिंग समूह - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	26.3.2004 को	25.3.2005 को	संवृध्दि %
जमाराशियाँ	10,372	12,776	23.18
अग्रिम (खाद्यान्न सहित)	60,589	71,759	18.44
अग्रिम (खाद्यान्नेतर)	55,186	64,144	16.23

ख.2 कारपोरेट लेखा समूह (सीएजी)

कारपोरेट लेखा समूह का ऋण संविभाग 25.03.2005 को बैंक के वाणिज्यिक एवं संस्थागत खाद्यान्नेतर ऋणों का 34.24% (2003-04 में 34.50%) और कुल देशी खाद्यान्नेतर ऋण संविभाग का 16.94% (2003-04 में 16.70%) रहा। कारपोरेट लेखा समूह ने अपने निम्नलिखित नवीन उत्पादों का सफलतापूर्वक विपणन किया :

- एसबीआइ - फास्ट, जो एक उपयोगी रोकड़ प्रबंधन उत्पाद है, (31-3-2005 को 357 केंद्रों पर 3,65,947 करोड़ रुपए का कुल व्यवसाय)।
- वर्ष 2004-05 के दौरान समूहन (सिंडिकेशन) के माध्यम से कुल 16,379 करोड़ रुपए का व्यवसाय।
- उद्योग के बड़े खिलाड़ियों के विक्रेताओं के लिए पोत लदान पूर्व और पोत लदान पश्चात् विक्रेता वित्त योजना।
- संरचनात्मक वित्त के उपयोग से सौदे (आस्ति समूह का क्रय)।
- सिक्स सिग्मा तकनीकों का प्रयोग करके विदेशी मुद्रा व्यवसाय (निर्यात बिल/साखपत्र) की प्रक्रिया और गुणवत्ता में सुधार किया गया। इसके परिणामस्वरूप विदेशी मुद्रा व्यवसाय में वृद्धि हुई और कार्य पहले की तुलना में काफी कम समय में संपन्न होने लगा।

अपने ग्राहकों को विविध प्रकार की सेवाएं उपलब्ध कराने के अतिरिक्त कारपोरेट लेखा समूह ने कारपोरेट ग्राहकों को उनके अल्पावधि निधि प्रबंधन हेतु मुंबई अंतर बैंक प्रस्तावित दर (एमआइबीओआर) और सीपी (कमर्शल पेपर) संबद्ध मूल्य के ऋण उत्पाद उपलब्ध कराए।

ख.3 लीजिंग एसबीयू

प्रतिकूल परिस्थितियों को देखते हुए तथा वैकल्पिक स्रोतों से सस्ती लागत की निधि उपलब्ध होने के कारण बैंक ने चालू वर्ष के दौरान भी पट्टा न करने का निर्णय लिया। मार्च 2005 के अंत में संवितरण और पूंजीकरण शून्य रहा तथा 16.61 करोड़ रुपए का लाभ हुआ।

ख. 4 परियोजना वित्त एसबीयू

परियोजना वित्त एसबीयू मूल और आधारभूत क्षेत्रों, जैसे ऊर्जा, दूरसंचार, तेल और गैस, सड़कें, पुल, बंदरगाहों (पोर्ट) और शहरी आधारभूत सुविधाओं पर ध्यान केंद्रित करती है। मार्च 2005 के अंत में कुल 2508 करोड़ रुपए (2368 करोड़ रुपए की निधि आधारित ऋण सीमा और 140 करोड़ रुपए की गैर-निधि आधारित ऋण सीमा) की 13 परियोजनाएँ संस्वीकृत थीं।

परियोजना वित्त एसबीयू के अंतर्गत एक नया विंग-पीएफ (वाणिज्यिक परियोजनाएं) बनाया गया, जो ऐसी गैर संरचनात्मक परियोजनाओं की देखभाल करेगा, जिनकी परियोजना लागत कम से कम 200 करोड़ रुपए (सेवा-क्षेत्र संबंधी परियोजना होने पर 100 करोड़ रुपए) हो और भारतीय स्टेट बैंक या उसके किसी सहयोगी बैंक द्वारा कम से कम 50 करोड़ रुपए का सावधि ऋण दिया गया हो। मार्च 2005 के अंत में कुल 5,163 करोड़ रुपए (3,563 करोड़ रुपए की निधि आधारित ऋण सीमा और 1600 करोड़ रुपए की गैर-निधि आधारित सीमा) की 27 परियोजनाएँ संस्वीकृत थीं। कुल मिलाकर मार्च 2005 के अंत तक परियोजना वित्त एसबीयू की कुल (निधि और गैर-निधि आधारित) संस्वीकृतियाँ 7,671 करोड़ रुपए हो गईं।

देश की बड़ी आधारभूत परियोजनाओं के संयुक्त वित्तीयन के लिए वर्ष के दौरान एसबीयू ने भारतीय जीवन बीमा निगम के साथ एक समझौता-ज्ञापन पर हस्ताक्षर किए। इसने ऊर्जा क्षेत्र में ऋण देने वाली प्रमुख संस्थाओं के साथ परियोजनाओं की वित्तीय दृष्टि से शीघ्रातिशीघ्र पूर्णता के लिए अंतर संस्थागत समूह बनाने में सहयोग दिया। साथ ही, आधारभूत क्षेत्र को ऋणान्वयन आसान बनाने के लिए भारतीय रिज़र्व बैंक और चैंबर ऑफ कॉमर्स की विभिन्न सलाहकार समितियों में भी कार्य किया।

ख.5 मध्य कारपोरेट समूह

व्यवसाय रणनीति और दिशा निर्धारण हेतु बैंक के परामर्शदाताओं

Table - 2 CBG – highlights

(Amount in Rs. crore)

Particulars	As on 26.3.2004	As on 25.03.2005	% growth
Deposits	10,372	12,776	23.18
Advances (Including food)	60,589	71,759	18.44
Advances (Excluding food)	55,186	64,144	16.23

B.2 Corporate Accounts Group (CAG)

CAG's loan portfolio constituted about 34.24% (34.50% in 2003-04) of the Bank's Commercial and Institutional non-food credit and 16.94% (16.70% in 2003-04) of the total domestic non-food credit portfolio as on 25th March 2005. CAG successfully marketed the following innovative products:

- SBI-FAST, a niche cash management product (turnover of Rs. 3,65,947 crore spread over 357 centres as on 31.03.2005).
- Syndication generated total business of Rs.16,379 crore during 2004-05.
- Pre-Shipment and Post-Shipment Vendor Finance Scheme for vendors of Industry Majors is in place
- Deals using structured financing (purchase of pool of assets).
- Process / quality improvement in Forex business (Export Bills / LCs) by application of Six Sigma techniques, leading to increase in Forex business and also in substantial reduction in Turn Around Time (TAT).

Besides providing a wide range of financial services to its customers, CAG extended loan products with MIBOR (Mumbai Interbank Offer Rate) related pricing and CP (Commercial Paper) related pricing to the corporates for their short term funds management.

B.3 Leasing SBU

In view of the unfavourable climate and availability of alternative funding options at cheaper cost, the Bank decided not to write leases during the current year also. As at the end-March 2005, the disbursements and capitalization were 'NIL' and profit amounted to Rs. 16.61 crore.

B.4 Project Finance SBU

The Project Finance SBU focuses on core and infrastructure sectors like power, telecommunications, oil and gas, roads, bridges, ports, and urban infrastructure. At the end of March 2005, sanctions for 13 projects, involving a total amount of Rs. 2,508 crore (Fund based limits of Rs. 2,368 crore and non-fund based limits of Rs. 140 crore) were in place.

A new wing – PF (Commercial Projects) was created under PFSBU to look after all non-infrastructural projects with a minimum project cost of Rs. 200 crore (100 crore for projects engaged in service sectors) and minimum term commitment of Rs. 50 crore from SBI or any one of its Associates. At the end of March 2005, sanctions for 27 projects, involving a total amount of Rs. 5,163 crore (Fund based limits of Rs. 3,563 crore and Non-Fund based limits of Rs. 1,600 crore) were in place. As a whole, Project Finance- SBU achieved total sanctions of Rs. 7,671 crore (FB + NFB) during the year ended March 2005.

During the year the SBU entered into an MOU with LIC for jointly financing big-ticket infrastructure projects in the country. It also facilitated formation of Inter-Institutional Group with other major lenders in Power Sector for achieving financial closure of the projects at the earliest and also worked on various consultative committees of the Reserve Bank of India and the Chambers of Commerce for facilitating lending to Infrastructure sector.

B.5 Mid-Corporate Group

Bank's Consultants for Business Strategy & Direction Setting recommended setting up of

द्वारा निम्नलिखित लक्ष्यों की प्राप्ति हेतु मध्य कारपोरेट समूह के गठन का सुझाव दिया गया :

- मध्य कारपोरेट इकाइयों की बैंकिंग आवश्यकताओं पर समग्र ध्यान केंद्रित करने के लिए (मध्य कारपोरेट इकाई अर्थात् जिनका वार्षिक व्यवसाय 25 करोड़ रुपए और 350 करोड़ रुपए के बीच हो और तदनुरूपी निधि-आधारित सीमा 5 करोड़ और 70 करोड़ रुपए के बीच हो);
- संबंध-प्रबंधन मॉडल को अपनाकर इन इकाइयों को सक्रियता के साथ बैंक के विभिन्न उत्पाद बेचना;
- ऋण-सुपुर्दगी पहले की तुलना में कम समय (टर्न एराउंड टाइम) में करना और ऋण मूल्यांकन/गुणवत्ता में सुसंगति सुनिश्चित करना;
- बैंक का चरम लक्ष्य अर्थात् बैंक की आय और बाजार अंश में वृद्धि इस खंड में सुनिश्चित करना;
- मध्य कारपोरेटों के लिए सेवा के स्तर में सुधार।

तदनुसार, जून 2004 में मध्य कारपोरेट समूह का गठन किया गया। मध्य कारपोरेट समूह के 7 क्षेत्रीय कार्यालय स्थापित किए जा चुके हैं और 30 नवंबर 2004 तक जिन 27 बड़ी शाखाओं में मध्य कारपोरेट व्यवसाय की सघनता थी, उनका नियंत्रण (मध्य कारपोरेट समूह द्वारा धारित शाखाओं को) तथा 31 चिह्नित केंद्रों की सभी शाखाओं के ऑफ साइट मध्य कारपोरेट व्यवसाय को संबंध प्रबंधन के आधार पर मध्य कारपोरेट समूह की परिधि में लाया गया है।

उपर्युक्त सुधारों के कारण ऋण प्रस्तावों पर कार्रवाई की औसत अवधि में कमी आई और यह लगभग 14 दिन रह गई। मध्य कारपोरेट के ऋण प्रस्तावों पर पहले की तुलना में जल्दी निर्णय के कारण ग्राहक संतुष्ट हैं। नई व्यवस्था ने व्यवसाय के नए सूत्रों को पकड़ने के लिए बेहतर बाजार पहुँच और ग्राहकों से सीधी बातचीत तथा नई व्यवसाय अग्रता हेतु अनुवर्ती कार्रवाई को भी संभव बनाया है। 31 मार्च 2005 तक 632 नई व्यवसाय इकाइयाँ बैंक की बहियों में आई, जिन्हें कुल 10,313 करोड़ रुपए की निधि आधारित सीमा और कुल 2,737 करोड़ रुपए की गैर-निधि आधारित सीमा संस्वीकृत की गई।

ख.6 तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी)

बैंक ने तनावग्रस्त आस्ति प्रबंधन समूह सृजित किया है, ताकि 5.00 करोड़ रुपए और अधिक की बकाया राशियों वाली उच्च मूल्य अनर्जक आस्तियों का तेजी से निपटान करने पर अधिक ध्यान दिया जा सके। दस वसूली और पुनर्वास शाखाओं (आरएआरबी) का तनावग्रस्त आस्ति प्रबंधन शाखाओं (एसएएमबी) के रूप में पुनर्नामकरण किया गया और इन्हें कारपोरेट केंद्र में तनावग्रस्त आस्ति प्रबंधन समूह के सीधे नियंत्रण में रखा गया। 5.00 करोड़ रुपए और अधिक राशि की अनर्जक आस्तियों की कारपोरेट केंद्र स्थित तनावग्रस्त आस्ति प्रबंधन समूह द्वारा नियमित अंतरालों पर समीक्षा की जाती है, जबकि 1.00 करोड़ रुपए और अधिक राशि की अनर्जक आस्तियों के संबंध में समुचित निदेश देने के लिए स्थानीय प्रधान कार्यालय स्तर पर मंडल प्रबंधन समितियों को समीक्षा करनी होती है।

इस लेखावार समीक्षा के अतिरिक्त, बैंक की केंद्रीय प्रबंधन समिति मासिक अंतरालों पर अनर्जक आस्तियों की स्थिति की समीक्षा करती है और सुधार के लिए उचित कार्रवाई करने के संबंध में निदेश देती है।

ग. राष्ट्रीय बैंकिंग समूह (एनबीजी)

एनबीजी का पुनर्गठन

वर्ष के दौरान वैयक्तिक बैंकिंग, लघु और मध्यम उद्यम (एसएमई), कृषि बैंकिंग एवं सरकारी बैंकिंग खंडों की व्यवसाय की आवश्यकताओं पर अधिक ध्यान देने हेतु नई योजनाबद्ध व्यवसाय इकाइयाँ सृजित की गईं।

देश के सुदूरतम क्षेत्रों तक के ग्राहकों की आवश्यकताएँ पूरी करने के लिए मार्च 2005 के अंत तक राष्ट्रीय बैंकिंग समूह में 14 प्रशासनिक मंडलों के अंतर्गत 9102 शाखाओं, 3 उप कार्यालयों, 10 एक्सचेंज ब्यूरो, 86 सेटलाइट कार्यालयों और 683 एक्स्टेंशन काउंटरों का विशाल तंत्र था। कुल शाखाओं में से 779 शाखाएं विशेषीकृत (स्पेशलाइज्ड) शाखाएं हैं। वर्ष 2004-05 के दौरान 80 नई शाखाएं खोली गई तथा पास की शाखाओं के साथ विलय करके या सेटलाइट कार्यालय में बदल कर 13 शाखाओं को बंद किया गया। नई शाखाओं में 11 वैयक्तिक बैंकिंग शाखाएं शामिल हैं। इन्हें मिलाकर वैयक्तिक बैंकिंग शाखाओं की संख्या 108 हो गई। महानगरीय और शहरी क्षेत्रों में स्थित वैयक्तिक बैंकिंग शाखाएं आधुनिकतम प्रौद्योगिकी से लैस हैं और उच्च मालियत वाले ग्राहकों को विविध प्रकार की सेवाएं प्रदान करती हैं।

Mid-Corporate Group for achieving the under mentioned objectives:

- Providing exclusive focused attention on the banking requirements of the Mid-Corporate units (those with annual turnover between Rs. 25 crore and Rs.350 crore with corresponding fund-based limits between Rs. 5 crore and Rs. 70 crore);
- Selling vigorously Bank's various products to these units through Relationship Management model;
- Improving turnaround time (TAT) for credit delivery and ensuring consistency in credit appraisal / quality;
- Achieving the ultimate goal of increasing the Bank's income and market share in this segment;
- Improvement in service levels for Mid-Corporates.

The Mid-Corporate Group (MCG) was accordingly created in June 2004. Seven MCG Regional Offices have been set up and as on the 30th November, 2004 the control of 27 large branches with high concentration of Mid Corporate (MC) business (MCG Owned branches) and the entire Off-Site MC business of all branches at 31 identified centres on Relationship Management basis, have been brought under the fold of the MCG.

With the above changes the Bank has been able to bring down the average processing time of proposals to about 14 days and also achieve much quicker decision making on credit proposals of the Mid Corporate units thereby resulting in higher customer satisfaction. The new set up has also facilitated achieving greater market thrust and interaction with the customers and in following up the new business leads. Up to 31st March 2005, 632 new business units were brought to the books of the Bank who were sanctioned fund-based limits aggregating Rs. 10,313 crore and non fund based limits aggregating Rs. 2,737 crore.

B.6 Stressed Assets Management Group (SAMG)

Stressed Assets Management Group has been created by the Bank to have an increased focus on speedy resolution of high value NPAs with dues of Rs. 5.00 crore and above. Ten RARBs have been re-christened as Stressed Assets Management Branches (SAMBs) and taken under the direct control of the SAM Group at Corporate Centre. While NPAs of Rs. 5.00 crore and above are reviewed at regular intervals by the high level NPA Task Force at the Corporate Centre, NPAs of Rs. 1.00 crore and above are subjected to review by the Circle Management Committees at LHO level for appropriate directions.

Apart from this account-wise review, the Central Management Committee of the Bank reviews the NPA position of the Bank at monthly intervals and gives directions for suitable action for improvement.

C. NATIONAL BANKING GROUP

Restructuring of NBG

During the year, new Strategic Business Units for Personal Banking, SME, Agricultural Banking and Government Banking were created to give focussed attention to catering to the business needs of these segments.

As at end-March 2005, the NBG had 14 administrative Circles encompassing a vast network of 9102 branches, 3 sub-offices, 10 exchange bureaus, 86 satellite offices and 683 extension counters to reach out to customers, even in the remotest corners of the country. Of the total branches, 779 are specialized branches.

In 2004-05, 80 new branches were opened and 13 branches were closed by merger with nearby branches or by conversion to satellite offices. New branches included 11 Personal Banking Branches (PBBs), taking the total of such branches to 108. The PBBs, located in metro and urban areas are well-equipped with state-of-the-art technology and offer a wide range of services to high net worth individuals.

तालिका - 3   राष्ट्रीय बैंकिंग समूह - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	26.3.2004 को	25.3.2005 को	संवृध्दि %
जमा (आइएमडी सहित)	2,75,182	3,04,211	10.55
जमा (आइएमडी रहित)	2,49,506	2,78,582	11.65
- जिसमें से			
* खुदरा क्षेत्र का अंशदान	72.27%	69.43%	
अग्रिम (खाद्यान्न सहित)	88,408	1,14,394	29.39
अग्रिम (खाद्यान्न रहित)	84,294	1,11,205	31.92
- जिसमें से			
* खुदरा क्षेत्र को अग्रिम	74.19%	75.09%	
i. वैयक्तिक खंड	33,053	46,342	40.20
जिसमें से आवास ऋण	17,044	24,956	46.47
% अंश	51.48%	53.85%	
ii. कृषि	12,747	17,475	37.09

* खुदरा क्षेत्र में कृषि, लघु उद्योग व्यवसाय और वैयक्तिक खंड शामिल है।

नई-नई योजनाओं को शुरू करके बैंक आवश्यक कदम उठा रहा है, ताकि खुदरा ऋणों को बढ़ाया जा सके और निकट भविष्य में राष्ट्रीय बैंकिंग समूह के अग्रिमों में उसका और अधिक योगदान हो।

ग.1 वैयक्तिक बैंकिंग व्यवसाय इकाई :

ग.1.1 मार्च 2005 को समाप्त वर्ष के दौरान वैयक्तिक बैंकिंग अग्रिम 33,150.32 करोड़ रुपए से बढ़कर 46,451.09 करोड़ रुपए हो गए, जो 13,300.77 करोड़ रुपए की संवृद्धि प्रदर्शित करते हैं। विगत वर्ष के 36.12% संवृद्धि दर की तुलना में इस बार संवृद्धि दर 40.12% रही।

ग.1.2 इसी अवधि के दौरान आवास ऋण 17,082.29 करोड़ रुपए से बढ़कर 24,988.23 करोड़ रुपए हो गए, जो 7,905.94 करोड़ रुपए (46.28%) की संवृद्धि प्रदर्शित करते हैं। आम जनता को दिया जाने वाला आवास ऋण 13,973.92 करोड़ रुपए से बढ़कर 21,661.94 करोड़ रुपए हो गया, जो 7,688.03 करोड़ रुपए (55.02%) की वृद्धि प्रदर्शित करता है, जबकि विगत वर्ष संवृद्धि 4,627.41 करोड़ रुपए (49.66%) रही थी।

ग.1.3 ग्राहकों को नए-नए उत्पादों का विकल्प प्रदान करने के प्रयास को जारी रखते हुए बैंक ने कई नए उत्पाद शुरू किए और कई मौजूदा उत्पादों को संशोधित किया गया, ताकि बाजार का एक बड़ा अंश हासिल किया जा सके।

सार्वजनिक क्षेत्र के प्रमुख प्रतिष्ठानों और सरकारी/अर्धसरकारी संगठनों आदि के कर्मचारियों को पूर्व-अनुमोदित वैयक्तिक ऋण उपलब्ध कराने के लिए शुरू **'एक्सप्रेस क्रेडिट'** नामक उत्पाद से अच्छा व्यवसाय प्राप्त हुआ। इस उत्पाद के जरिये वर्ष के दौरान 96,357 व्यक्तियों को कुल 742.16 करोड़ रुपए के ऋण दिए गए। **एसबीआइ विश्वयात्रा फॉरिन ट्रैवल कार्ड (एफटीसी)** नामक अन्य उत्पाद को अच्छा प्रतिसाद मिला। यह एक विदेशी मुद्रा कार्ड है, जिससे विभिन्न मूल्यवर्गों में विदेशी मुद्रा लेनदेन किया जा सकता है। यह उत्पाद मई 2004 में विभिन्न ग्राहकप्रिय विशेषताओं के साथ ए और बी श्रेणी की सभी शाखाओं में उपलब्ध कराया गया। बैंक अब तक 15 मिलियन अमेरिकी डॉलर के फॉरिन ट्रैवल कार्ड (एफटीसी) की बिक्री कर चुका है।

ग.2 एसएमई व्यवसाय इकाई (एसएमइबीयू) :

एसएमई के अंतर्गत लघु उद्योग, लघु व्यवसाय वित्त तथा अन्य इकाइयाँ आती हैं (बैंक में वाणिज्यिक एवं संस्थात्मक खंड, जिनका कुल वार्षिक व्यवसाय 25 करोड़ रुपए से कम है)। प्राय: इन इकाइयों की निधि आधारित अधिकतम सीमा 5 करोड़ रुपए तक होती है। बाजार गतिशीलता/ग्राहक की पसंद को विशेष वरीयता देने के उद्देश्य से बैंक में एक अलग एसएमईबीयू का सृजन किया गया, जिसने अक्तूबर 2004 से कार्य करना प्रारंभ किया। देश में 26 केंद्रो पर लघु उद्यमी ऋण कक्ष खोले जा चुके हैं और उनका निष्पादन उत्साहवर्धक रहा है।

स्वास्थ्य, शिक्षा, पर्यटन, मोटर वाहन और पेट्रोलियम क्षेत्रों में नामी कंपनियों के साथ कई तालमेल व्यवस्थाएँ की गईं, ताकि उनकी विक्रय अधिकार प्राप्त फर्मों का वित्तपोषण किया जा सके। देशभर में खुदरा पेट्रोलियम बिक्री केंद्रों के वित्तपोषण के लिए देश की एक प्रमुख तेल कंपनी के साथ समझौते पर हस्ताक्षर किए गए, जिससे बैंक इन बिक्री-केंद्रों का लगभग 70% बाजार अंश हासिल कर सका।

हाल ही में संशोधित **''स्कूल प्लस''** उत्पाद के माध्यम से सभी स्कूलों और शैक्षणिक संस्थाओं को बच्चों को लाने-ले जाने के लिए स्कूल बसें खरीदने सहित पूँजीगत खर्च के लिए उदार ऋण उपलब्ध कराए जाते हैं।

ग्राहकों को गुणवत्तापूर्ण बैंकिंग उपलब्ध कराने के बैंक के प्रयास के अंतर्गत प्रक्रियाओं में समय-समय पर सुधार किया जा रहा है। इस दिशा

Table - 3 NBG – highlights

(Amount in Rs. crore)

Particulars	As on 26.3.2004	As on 25.03.2005	% growth
Deposits (including IMD)	2,75,182	3,04,211	10.55
Deposits (excluding IMD) - out of which, contributed by	2,49,506	2,78,582	11.65
* Retail Sector	72.27%	69.43%	
Advances (including food)	88,408	1,14,394	29.39
Advances (excluding food) - out of which, advances to	84,294	1,11,205	31.92
* Retail Sector	74.19%	75.09%	
i. Personal segment	33,053	46,342	40.20
Out of which Housing loans	17,014	24,956	46.67
- (% share)	51.48%	53.85%	
ii. Agriculture	12,747	17,475	37.09

* Retail sector includes agriculture, small industries business and personal segment.

The Bank is taking necessary steps, through launching of new schemes, to promote retail lending so that retail advances account for a larger portion of the total NBG advances in the near term.

C.1 Personal Banking Business Unit:

C.1.1 During the year ended March 2005, Personal Banking Advances increased from Rs. 33,150.32 crore to Rs. 46,451.09 crore, showing a growth of Rs. 13,300.77 crore at the rate of 40.12% against a growth rate of 36.12% in the previous year.

C.1.2 Housing Loans, during the same period, increased from Rs. 17,082.29 crore to Rs. 24, 988.23 crore giving a growth of Rs. 7,905.94 crore (46.28%). Housing Loans to Public increased from Rs. 13,973.92 crore to Rs. 21,661.94 crore recording a growth of Rs. 7,688.03 crore (55.02%) as against a growth of Rs. 4,627.41 crore (49.66%) during the previous year.

C.1.3 Continuing the Bank's efforts to provide customers with wider choice, a series of new products were introduced and existing products modified so as to capture a large segment of the market.

Express Credit which was introduced to provide pre-approved personal loans to employees of leading PSUs and government/quasi government organizations etc, gave good business. During the year loans aggregating Rs. 742.16 crore were given to 96,357 persons through this product. Another product which was very well received is **SBI Vishwa Yatra Foreign Travel Card** (FTC) which is a foreign currency denominated card. The product was extended to all A & B category forex branches with several customer friendly features in May 2004. Bank has so far sold FTCs amounting to USD 15 mio.

C.2 SME BUSINESS UNIT (SMEBU)

SMEs include SSI, SBF, and other entities (C&I segment in the Bank with annual turnover of less than Rs. 25 crore). Generally these are units with fund based limits of upto Rs.5 crore. A separate SMEBU has been created in the Bank which started functioning in October 2004 to address in a focused manner the market dynamics / customer preferences of this segment. Small Enterprises Credit Cells have been set up at 26 centres across the country and their performance has been very encouraging.

Several tie-ups have been made with renowned companies for financing their franchises in the areas of Health, Education, Tourism, Automobiles and Petroleum. By entering into an alliance with an oil major of the country for financing retail petroleum outlets across the country, bank has been able to garner a market share of about 70% of such outlets.

Through **"School Plus"** product, revised recently, all schools and educational institutions are provided with liberal funding for Capital Expenditure including purchase of school buses for transportation of children.

As part of bank's endeavour to offer value to customers, the processes are being improved from

में होजरी, मोटर-वाहन अनुषंगी उद्योग समूहों और औषध-निर्माण इकाइयों की आवश्यकताओं का अध्ययन किया गया और एक नया उत्पाद **"ओपन टर्म लोन"** शुरू किया गया, जो एक पूर्व अनुमोदित ऋण-व्यवस्था के रूप में है। इसी तरह रेस्तराँ-व्यवसाय का भी अध्ययन किया गया और रेस्तराँ-व्यवसाय में निहित जोखिम को ध्यान में रखकर एक उत्पाद विकसित किया गया, जिससे ऑपरेटर शीघ्रता से और अच्छे ऋण निर्णय ले सकेंगे। मूल्य शृंखला में सभी खिलाड़ियों की ऋण-आवश्यकताओं की पूर्ति के लिए **माध्यम वित्तपोषण (चैनल फाइनैंसिंग)** को बढ़ावा देने हेतु बैंक ने कई नई पहलें भी कीं।

एसएमईबीयू की जमाराशियाँ विगत वर्ष की 73,811 करोड़ रुपए से बढ़कर मार्च 2005 के अंत में 22.30% की संवृद्धि दर्ज करते हुए 90,271 करोड़ रुपए हो गईं। वर्ष के दौरान खाद्यान्न अग्रिमों को छोड़कर अन्य अग्रिम विगत वर्ष के 37,015 करोड़ रुपए से बढ़कर 24.04% की संवृद्धि दर्ज करते हुए 46,173 करोड़ रुपए हो गए।

ग. 3 कृषि बैंकिंग व्यवसाय इकाई :

वर्ष 2004-05 के दौरान कृषि बैंकिंग का निष्पादन प्रभावशाली रहा। विगत वर्ष के 1,360 करोड़ रुपए की तुलना में वर्ष के दौरान आरआइडीएफ जमाराशियों को छोड़कर अग्रिमों में 5,088 करोड़ रुपए की सकल संवृद्धि हासिल की गई। बैंक ने वर्षानुवर्ष 37% की संवृद्धि दर हासिल की जो कृषि अग्रिमों की अब तक की सर्वाधिक संवृद्धि है। 7,995 करोड़ रुपए के लक्ष्य की तुलना में वर्ष के दौरान 9,814 करोड़ रुपए की राशि संवितरित की गई। संवितरणों में भारत सरकार के 30% के लक्ष्य की तुलना में विगत वर्ष के स्तर से 60% की वृद्धि हुई। सरकार द्वारा निर्धारित 6.50 लाख के लक्ष्य की तुलना में वर्ष के दौरान 9.41 लाख नए किसानों का वित्तपोषण किया गया।

कृषि कार्यकलाप/उत्पादों के अंतर्गत निष्पादन के उल्लेखनीय तथ्य निम्नानुसार हैं :

व्यष्टि वित्तपोषण और स्वयं सहायता समूह

भारतीय स्टेट बैंक स्वयं सहायता समूह-बैंक ऋण संयोजन कार्यक्रम में काफी सक्रिय रहा और उल्लेखनीय संवृद्धि दर्ज की। आज, स्वयं सहायता समूह बैंक ऋण संयोजन में सभी वित्तीय संस्थाओं में बैंक का अग्रणी स्थान है। वर्ष के दौरान बैंक ने 1,69,025 स्वयं सहायता समूहों को कुल 696.58 करोड़ रुपए के संवितरण किए और स्वयं सहायता समूह ऋण संयोजन की कुल संख्या 3,43,691 स्वयं सहायता समूह और संवितरणों की कुल राशि 1,311.45 करोड़ रुपए तक पहुँच गई।

स्वयं सहायता समूहों का ऋण अभिनियोजन के अलावा वसूली और ऋण निगरानी, बैंक और उसकी अनुषंगियों आदि के विभिन्न उत्पादों के प्रति - विक्रय जैसी समस्त वित्तीय सेवाओं के लिए भी उपयोग किया गया। भारतीय स्टेट बैंक पहला ऐसा वाणिज्यिक बैंक है, जिसे नाबार्ड द्वारा स्वयं सहायता समूह संवर्धक संस्था का दर्जा दिया गया है। स्वयं सहायता समूह कार्यक्रम के परिणामस्वरूप न केवल आर्थिक विकास संभव हुआ, बल्कि महिला सशक्तिकरण, सामाजिक तनाव न्यूनीकरण और निरक्षरता जैसी सामाजिक बुराइयों का उन्मूलन भी हुआ।

वर्ष 2005 को 'अंतरराष्ट्रीय व्यष्टि वित्त वर्ष' के रूप में मनाने के लिए सभी मंडलों में समारोह आयोजित किए जा रहे हैं। ये समारोह देशभर में स्वयं सहायता समूह अभियान को बढ़ावा देने के लिए आयोजित किए जा रहे हैं।

किसान क्रेडिट कार्ड : किसान क्रेडिट कार्ड योजना का लक्ष्य 9.13 लाख कार्ड था, जो 10.74 लाख कार्ड जारी कर पार कर लिया गया। किसानों ने वर्ष के दौरान किसान क्रेडिट कार्डों के माध्यम से 3,168 करोड़ रुपए की कुल राशि के फसल ऋण प्राप्त किए। मार्च 2005 तक बैंक द्वारा जारी किसान क्रेडिट कार्डों की कुल संख्या 36.47 लाख तक पहुँच गई।

कृषि-क्लिनिक : बैंक द्वारा सतासी कृषि-क्लिनिकों का वित्तपोषण किया गया, जिनकी कुल-ऋण सीमाएँ 4.90 करोड़ रुपए रहीं।

ठेके पर खेती : यह सुनिश्चित विपणन - व्यवस्थाओं के साथ उच्च गुणवत्ता वाली फसल के उत्पादन के लिए कारपोरेट/ बहुराष्ट्रीय कंपनियों के साथ तालमेल व्यवस्था के अंतर्गत फसल ऋण वित्तपोषण का एक व्यवहार्य विकल्प है। वर्ष के दौरान बैंक ने विगत वर्ष के 14,182 किसानों को 30.39 करोड़ रुपए की तुलना में 703.87 करोड़ रुपए के कुल संवितरण करके 6,31,006 किसानों को वित्त उपलब्ध करा प्रभावशाली निष्पादन दर्ज किया।

बैंक मालगोदामों, कोल्ड चेनों जैसी आधारभूत संरचना के विकास पर ध्यान केंद्रित करने के अतिरिक्त ठेके पर खेती के अंतर्गत खाद्यान्न,

time to time. In this direction, a study of the needs of the clusters of industries in Hosiery, Auto ancillaries, and Pharmaceutical units has been undertaken and a new product "**Open Term Loan**" has been introduced which is a pre- approved line of credit. Similarly study of Restaurant business was taken up and a product developed incorporating Restaurant-focussed risk matrix, which would enable the operators take expeditious and good credit decisions. Bank has also taken several initiatives for promoting **channel financing** for meeting the funding requirements of all the players in a value chain.

The deposits of the SMEBU increased to Rs. 90,271 crore as at the end of March 2005 from Rs. 73,811 crore of previous year recording a growth of 22.30%. During the year the advances (excluding food advances) increased to Rs. 46,173 crore from Rs. 37,015 crore of previous year recording a growth of 24.04%.

C.3 Agricultural Banking Business Unit:

Agricultural Banking showed an impressive performance during 2004-05. Absolute growth of Rs. 5,088 crore was achieved in advances (excluding RIDF deposits) during the year as compared to Rs.1,360 crore in the previous year. The Bank achieved a Y-O-Y growth rate of 37% which was all time high growth recorded in agriculture advances. The amount disbursed during the year was Rs. 9,814 crore against the target of Rs. 7,995 crore. The increase in disbursements was to the tune of 60% over the last year level as against the GOI stipulation of 30%. The number of new farmers financed during the year was 9.41 lakh as against the target of 6.50 lakh stipulated by the Government.

Highlights of the performance under agricultural activities / products are given below:

Micro Finance & Self Help Groups

SBI has been very active in SHG-Bank Credit Linkage programme and has made exponential growth. Today, the Bank occupies a leading position among all financial institutions in SHG-Bank Credit Linkage. During the year the Bank financed 1,69,025 SHGs with aggregate disbursements of Rs.696.58 crore taking the cumulative number of SHGs credit-linked to 3,43,691 with a cumulative disbursement of Rs.1,311.45 crore.

Apart from using SHGs for deployment of credit, they have been leveraged for a whole gamut of financial services like recovery and loan monitoring, cross selling of the Bank's various products and those of its subsidiaries, etc. SBI is the first commercial bank to be assigned the status of Self Help Promoting Institution (SHPI) by NABARD. SHG programme has resulted not only in economic development but also women empowerment, lessening of social tensions and eradication of social evils like illiteracy.

Celebrations are under way in all the Circles to mark the year 2005 as the 'International Year of Micro Finance'. These celebrations are leveraged to spread the SHG movement throughout the country.

Kisan Credit Cards: Kisan Credit Card scheme target was surpassed by issuing 10.74 lakh cards as against a target of 9.13 lakh. Farmers availed crop loans aggregating to Rs. 3,168 crore through Kisan Credit Cards during the year. Cumulative no. of Kisan Credit Cards issued by the Bank upto March 2005 reached 36.47 lakh.

Agri-clinics: Eighty seven agri-clinics were financed by the Bank with credit limits aggregating to Rs. 4.90 crore.

Contract farming: It is a viable alternate mode for financing crop loans under tie-up arrangement with corporate / MNCs for production of high quality produce with assured marketing arrangements. During the year, the Bank recorded impressive performance by extending finance to 6,31,006 farmers with aggregate disbursements of Rs. 703.87 crore as against Rs. 30.39 crore to 14,182 farmers in the previous year.

The Bank is making efforts to cover a wide range e.g. food grains, sugarcane, tobacco, groundnut,

गन्ना, तंबाकू, मूँगफली, औषधीय पौधों, फलों और सब्जियों, डेरी, कुक्कुट पालन आदि वैविध्यपूर्ण मदों के लिए ऋण उपलब्ध कराने के प्रयास कर रहा है। बैंक ने व्यवसाय के लिए 30 उपभोक्ता वस्तु मूल्य शृंखलाओं का चयन किया है। अनेक सुप्रतिष्ठित कंपनियों के साथ कारपोरेट समझौतों पर हस्ताक्षर करने की नई पहल की जा रही हैं।

ग्रामीण आवास : "ग्राम निवास" ग्रामीण आवास योजना के अंतर्गत विगत वर्ष के 1391 ऋणियों को 14.55 करोड़ रुपए की राशि की तुलना में वर्ष के दौरान 4932 ऋणियों को 46.55 करोड़ रुपए की कुल राशि के ऋण दिए गए। भारतीय स्टेट बैंक द्वारा प्रवर्तित स्वयं सहायता समूहों के लिए "सहयोग निवास" योजना के अंतर्गत बैंक ने 4822 ऋणियों को 25.90 करोड़ रुपए का वित्तपोषण किया, जबकि विगत वर्ष 22 किसानों को 1 करोड़ रुपए का वित्तपोषण किया गया था।

वित्त मंत्री द्वारा घोषित राहत उपायों का कार्यान्वयन : बैंक ने 3,47,521 किसानों को "संकटग्रस्त कृषक योजना" का लाभ प्रदान किया, जिसके माध्यम से 820.59 करोड़ रुपए की कुल राशि के ऋणों की पुनर्संरचना की गई। "बकाया ऋण वाले किसानों से संबंधित योजना" के अंतर्गत वर्ष के दौरान 47,832 किसानों के 218.40 करोड़ रुपए की कुल राशि के ऋणों की पुनर्संरचना की गई।

ग. 4 सरकारी व्यवसाय इकाई (जीबीयू)

कड़ी प्रतिस्पर्धा के कारण इस खंड से मिलने वाले व्यवसाय, विशेषकर केंद्र और राज्य दोनों सरकारों की उच्च मूल्य राजस्व उगाही को देखते हुए विपणन पर अनन्य रूप से ध्यान केंद्रित करने के लिए बैंक ने इस योजनाबद्ध व्यवसाय इकाई का सृजन किया ।

वर्ष 2003-04 के दौरान सरकारी व्यवसाय खंड से बैंक को प्राप्त व्यवसाय का टर्न ओवर 7,48,730 करोड़ रुपए था। वर्ष के दौरान टर्न ओवर 17.25% बढ़कर 8,77,898 रुपए हो गया। सरकारी व्यवसाय पर टर्न ओवर कमीशन में वर्ष के दौरान 19.2% की वृद्धि हुई।

ग.5 क्षेत्रीय ग्रामीण बैंक (आरआरबी)

बैंक द्वारा 16 राज्यों के 102 जिलों में 30 क्षेत्रीय ग्रामीण बैंक प्रायोजित किए गए हैं, जिनका 2350 शाखाओं का नेटवर्क है। प्रायोजित क्षेत्रीय ग्रामीण बैंकों की 31 मार्च 2005 को कुल जमाराशियाँ और अग्रिम क्रमशः 8794.14 करोड़ रुपए और 4333.00 करोड़ रुपए रहे। मार्च 2005 को समाप्त वित्तीय वर्ष के दौरान बैंक के 21 क्षेत्रीय ग्रामीण बैंकों ने पिछले वर्ष से ज्यादा लाभ अर्जित किया। वित्तीय पुनर्संरचना हेतु चुने गए 29 क्षेत्रीय ग्रामीण बैंकों के पुन: पूंजीकरण के लिए बैंक ने मार्च 2005 के अंत तक 134.97 करोड़ रुपए का अंशदान किया। क्षेत्रीय ग्रामीण बैंक एसबीआइ लाइफ इंश्योरेंस उत्पादों के विपणन में सक्रिय रूप से भाग ले रहे हैं। 19 क्षेत्रीय ग्रामीण बैंकों ने योजना की शुरुआत से इसमें सक्रिय रूप से भाग लिया। एसबीआइ लाइफ ग्रुप इंश्योरेंस स्कीम के अंतर्गत क्षेत्रीय ग्रामीण बैंकों के 1,07,864 ग्राहकों का 284.81 करोड़ रुपए का बीमा किया गया। इन क्षेत्रीय ग्रामीण बैंकों ने ग्रुप इंश्योरेंस स्कीम के अलावा वैयक्तिक पॉलिसियों के अंतर्गत भी 25,954 ग्राहकों का बीमा किया।

ग.6. प्रौद्योगिकी उन्नयन परियोजना (प्रोजेक्ट अपटेक)

प्रोजेक्ट अपटेक वाणिज्यिक बैंकिंग के क्षेत्र में अपने ढंग की अनूठी पहल है। प्रौद्योगिकी उन्नयन/आधुनिकीकरण के लिए उद्यमपूर्ण विचार और कार्य-उत्प्रेरक यह योजना 1988 में शुरू की गई थी। इसका प्रयोजन लघु उद्योग उद्यमों में प्रौद्योगिकी उन्नयन को प्रोत्साहन देना था, जो उदारीकृत अर्थव्यवस्था में इनके अस्तित्व के लिए आवश्यक है।

लघु और मध्यम उद्यम (एसएमई) क्षेत्र पर विशेष ध्यान देते हुए स्थान-विशेष और गतिविधि-विशेष उद्योग समूहों को उन्नयन परियोजना में लिया गया है। प्रोजेक्ट अपटेक के अंतर्गत अब तक बैंक ने 27 परियोजनाओं को आधुनिकीकरण हेतु अपनाया है। इनमें फाउंड्री, पंप, कांच, वाहनों के पुर्जे एवं बुने हुए वस्त्र आदि शामिल हैं। बैंक ने चावल मिलों, साबुदाना और स्टार्च जैसे कृषि आधारित उद्योगों और सेबफल-उद्यान जैसी बागवानी गतिविधियों को भी इस योजना में शामिल किया है। पिछले दो वर्षों में कॉइर, पीतल, हथकरघा जैसी कारीगर समूहों की

medicinal plants, fruits and vegetables, dairy, poultry, etc. under contract farming, besides focusing on development of infrastructure like warehouses, cold chains, etc. The Bank has identified 30 commodities Value Chains for booking business. Initiatives are also being made to enter into corporate alliances with several well known companies.

Rural Housing : During the year 4932 borrowers were financed under rural housing scheme "Gram Niwas" with loans aggregating to Rs. 46.55 crore as against Rs. 14.55 crore covering 1391 borrowers in the previous year. Under the 'Sahayog Niwas' scheme for SHGs pioneered by SBI, the bank financed Rs. 25.90 crore covering 4822 borrowers as against Rs. 1 crore to 22 farmers during last year.

Implementation of relief measures announced by the Finance Minister: The Bank extended the benefit of "Farmers in Distress Scheme" to 3,47,521 farmers through which loans aggregating to Rs. 820.59 crore were restructured. Under the "Farmers in Arrears Scheme" restructuring of loans aggregating to Rs. 218.40 crore of 47,832 farmers was done during the year.

C.4 Government Business Unit (GBU)

Bank created this Strategic Business Unit with the objective of focusing exclusively on marketing for the business emanating from this segment in the face of stiff competition, particularly in high value revenue collections of both, the Central government and State Governments.

With the establishment of the Government Business Unit and the consequent focus on marketing, business turnover of this segment has grown substantially. Bank's business turnover from the Govt. Business segment during 2003-04 was Rs. 7,48,730 crore. The turnover increased by 17.25% to Rs. 8,77,898 crore during the year. The turnover commission on Government Business also grew by 19.2 % during the year.

C.5 Regional Rural Banks (RRBs)

The Bank has sponsored 30 RRBs spread over 102 districts in 16 States with a network of 2350 branches. The aggregate deposits and advances of the sponsored RRBs stood at Rs. 8,794.14 crore and Rs. 4,333.00 crore respectively as on 31st March, 2005. During the financial year (ended March 2005), 21 of the Bank's RRBs made profit, better than the previous year. The Bank has upto March 2005, contributed Rs. 134.97 crore for recapitalisation of 29 RRBs taken up for financial restructuring. RRBs have been actively participating in marketing of SBI Life Insurance Products. 19 RRBs have actively participated since the inception of the Scheme. Under the SBI Life Group Insurance Scheme 1,07,864 customers of RRBs with assured sum of Rs. 284.81 crore have been covered. Besides Group Insurance Scheme, these RRBs have also covered 25,954 customers under individual policies.

C.6 Project Uptech

The Project Uptech, first-of-its kind initiative in the field of commercial banking, designed to catalyse entrepreneurial thoughts and action for technology up gradation / modernisation was launched in 1988 with the intention of encouraging technology upgradation of SSI enterprises which was considered necessary for survival in a liberalised economy.

Focussed on the Small and Medium Enterprises (SME) sector, projects under Project Uptech are taken up in location specific and activity specific industry clusters. So far the Bank has taken 27 projects for modernisation under Project Uptech covering industries like foundry, pumps, glass, auto-components and knitwear. Bank has also covered agro based industries like rice mills, sago & starch and horticulture activities like Apple Orchards under the scheme. In the last two years, projects have been undertaken in artisan clusters like coir, brass metal, and handloom. Project Uptech

परियोजनाओं को भी इसमें लिया गया है। प्रोजेक्ट अपटेक से प्रक्रम सुधार, गुणवत्ता वृद्धि, अपव्ययों में कमी, लागत में कमी, उत्पाद/बाजार विविधीकरण आदि द्वारा इकाइयाँ अपनी प्रतिस्पर्धात्मकता बढ़ा सकी है।

घ. अंतरराष्ट्रीय बैंकिंग समूह (आइबीजी)

घ.1 विदेश स्थित कार्यालयों का परिचालन

घ.1.1 31.03.2005 को विदेशों में बैंक का 54 कार्यालयों का नेटवर्क था, जो 28 देशों में फैला हुआ है, जिसमें सभी समयक्षेत्र शामिल हैं। सक्षम और सुविस्तृत अंतरराष्ट्रीय परिचालनों के लिए सभी समयक्षेत्रों में स्थित 124 देशों के 539 अंतरराष्ट्रीय बैंकों से बैंक के संपर्की संबंध हैं।

घ.1.2 वर्ष के दौरान सिडनी एवं मस्कत की दो नयी शाखाएं परिचालन में आईं। बैंक ने भारत में **कोची** में अपनी दूसरी अपतटीय बैंकिंग इकाई भी खोली। वर्ष के दौरान कैनरा बैंक के साथ एक संयुक्त उद्यम **''कमर्शल बैंक ऑफ इंडिया एलएलसी मॉस्को (सीबीआइएल)''** ने भी वाणिज्यिक परिचालन प्रारंभ किया।

घ.1.3 विदेशी परिचालनों का निष्पादन

तालिका - 4 31.03.2005 को विदेश स्थित कार्यालयों की आस्तियाँ/देयताएँ (अनुषंगियों एवं संयुक्त उद्यमों को छोड़कर)

मद	करोड़ रुपए	मिलियन अमेरिकी डॉलर
संसाधन		
जमाराशियाँ	14248.77	3257.24
उधार राशियाँ	16979.43	3881.45
अन्य देयताएँ	8641.10	1975.34
कुल	39869.30	9114.03
अभिनियोजन		
निवेश एवं विनियोग	10274.07	2348.63
अग्रिम (निवल)	24122.97	5536.85
समस्त अन्य आस्तियाँ	5472.26	1228.55
कुल आस्तियाँ	39869.30	9114.03

तालिका - 5 विदेश स्थित अनुषंगियों/संयुक्त उद्यमों/सहयोगियों के समग्र कार्यकारी परिणाम

(31.03.2005 को) (राशि करोड़ रुपए में)

	जमाराशियाँ	ऋण	निवेश
अनुषंगियाँ*	1801.99	1847.17	337.44
संयुक्त उद्यम/सहयोगी**	1567.61	723.26	298.46

* एसबीआइ (कनाडा), एसबीआइ (कैलिफोर्निया), इंडो-नाइजीरियन बैंक लि. और एसबीआइ इंटरनेशनल (मारीशस) लि.

** नेपाल एसबीआइ बैंक लि. के 15.07.2004 के और बैंक आफ भूटान के 31.12.2004 के आँकड़े।

विनिमय दर = 1 अमेरिकी डॉलर = 43.7450 भारतीय रुपए

घ.1.4 वर्ष 2004-05 के दौरान अंतरराष्ट्रीय बैंकिंग समूह के राजकोष प्रबंधन समूह (टीएमजी) ने अंतरराष्ट्रीय समूहित ऋण बाजार से 500 मिलियन अमेरिकी डालर के दो मध्यावधि ऋण निर्देशित दरों पर प्राप्त किए। प्रत्येक ऋण 250 मिलियन अमेरिकी डालर का है।

इसके अतिरिक्त बैंक ने एमटीएन कार्यक्रम के अंतर्गत अपने पहले निर्गम के साथ 01 दिसंबर 2004 को अंतरराष्ट्रीय ब्रांड बाजार में प्रभावशाली शुरुआत की। एक मीडियम टर्म नोट (एमटीएन) कार्यक्रम, जो अत्यंत कारगर ढंग से एवं कम लागत पर ऋण प्रतिभूतियाँ जारी करने की सुविधा प्रदान करता है, नवंबर 2004 में शुरू किया गया, जिसका कार्यकम - आकार 1 बिलियन अमेरिकी डॉलर है और इसे सिंगापुर शेयर बाजार में सूचीबद्ध किया गया है। इससे प्राप्त राशि को बैंक के विदेशी कार्यालयों में अभिनियोजित किया जाएगा। 400 मिलियन अमेरिकी डॉलर के 5 वर्ष की अवधि के बांड लिबोर + 73.5 आधार बिंदु के दिशा निर्धारक मूल्य पर जारी किए गए। इस निर्गम को मूडीज द्वारा बीएए 2 और एस एंड पी द्वारा बीबी श्रेणी दी गई। **मूडीज द्वारा किए गए इस श्रेणी-निर्धारण ने भारत के सर्वोत्तम श्रेणी-निर्धारण बीएए 3 का भेदन कर दिया**। एशिया में जापान के बैंकों को छोड़कर केवल एसबीआइ ही ऐसा बैंक है, जो सर्वोत्तम श्रेणी-निर्धारण को भेद सका है। निर्गम 300 मिलियन अमेरिकी डालर का था, पर भारी प्रतिसाद के कारण इसे बढ़ाकर 400 मिलियन अमेरिकी डालर करना पड़ा। हाल के समय में भारत के सबसे चुस्त दर वाले स्थिर दर सौदे के रूप में इसकी गिनती की जा रही है।

घ.1.5 निष्पादन के उल्लेखनीय तथ्य :

बैंक की विदेशी शाखाओं से होने वाला लाभ वर्ष के दौरान 46.51 मिलियन अमेरिकी डालर हो गया, जो पिछले वर्ष 35.88 मिलियन

has enabled the units to enhance their competitiveness by means of process improvements, quality upgradation, reduction in wastage, cost reduction, product / market diversification etc.

D. International Banking Group (IBG)

D.1 Operations of Foreign Offices

D.1.1 As on 31.03.2005, the Bank had a network of 54 overseas offices spread over 28 countries covering all time zones. For efficient and extensive international operations the Bank maintains comprehensive Correspondent Relationships with 539 international banks in 124 countries across all time zones.

D.1.2 Two new branches at Sydney and Muscat became operative during the year. The bank also opened its second offshore banking unit in India **at Kochi. Commercial Bank of India LLC Moscow (CBIL)**, a joint venture with Canara Bank also commenced commercial operations during the year.

D.1.3 Performance of Foreign Operations

Table - 4 Assets / Liabilities of Foreign Offices as at 31.03.2005 (Excluding Subsidiaries and Joint Ventures)

Items	Rs. crore	USD million
Resources		
Deposits	14248.77	3257.24
Borrowings	16979.43	3881.45
Other Liabilities	8641.10	1975.34
Total	39869.30	9114.03
Deployment		
Investments and Placements	10274.07	2348.63
Advances (Gross)	24122.97	5536.85
All Other Assets	5472.26	1228.55
Total Assets	39869.30	9114.03

Table - 5 Aggregate Working Results of Foreign Subsidiaries/Joint Ventures/Associates Abroad

(As on 31.03.2005) (Rs. in crore)

	Deposits	Loans	Investments
Subsidiaries*	1801.99	1847.17	337.44
Joint Ventures/ Associaties**	1567.61	723.26	298.46

* SBI (Canada), SBI(California), Indo-Nigerian Bank Ltd and SBI International (Mauritius) Ltd.

** Nepal SBI Bank Ltd. as on 15.07.2004, Bank of Bhutan and Commercial Bank or India, LLC, Mascow as on 31.12.2004.

Conversion Rate = 1 US $ = INR 43.7450

D.1.4 During the year 2004-05, Treasury Management Group (TMG), IBG sourced USD 500 Mio in Medium term by way of two syndicated loans of USD 250 Mio each at benchmark rates from International Syndicated Loan Market.

Further, the Bank made an impressive entry into International Bond Market on 1st December, 2004 with its maiden issue under the MTN programme. A Medium Term Note (MTN) programme which facilitates issuance of Debt Securities in the most efficient and cost effective manner was established in Nov. 2004 with a programme size of USD 1 Bn and the same is listed at Singapore Stock Exchange. The proceeds of Bond issuances are meant to be deployed at foreign offices of the Bank. Bonds for USD 400 mio were issued for a tenor of 5 years at a trend setting price of Libor+73.5 bps. The issue was rated Baa2 by Moody's and BB by S&P. **The rating by Moody's pierced India's sovereign rating Baa3.** SBI is the only bank in Asia (ex-Japan), to have pierced sovereign rating. Size of the issue, which was USD 300 mio, was increased to USD 400 mio due to overwhelming response. It ranks as the tightest priced fixed rate deal from India in recent times.

D.1.5 Performance Highlights:

Net Profit from Bank's foreign branches increased to USD 46.51 mio during the year from USD 35.88 mio of the previous year. Assets of the foreign branches

अमेरिकी डालर था। विदेश स्थित कार्यालयों की आस्तियाँ, जो 31.03.2004 को 6,276.20 मिलियन अमेरिकी डालर थीं, 31.03.2005 को बढ़कर 9,114.03 मिलियन अमेरिकी डालर हो गईं। ग्राहक ऋण पिछले वर्ष की इसी अवधि के 3,657.85 मिलियन अमेरिकी डालर से बढ़कर 5,536.85 मिलियन अमेरिकी डालर हो गए। इसी तरह ग्राहक जमाराशियाँ 2017.60 मिलयन अमेरिकी डालर से बढ़कर 3,257.24 मिलियन अमेरिकी डालर हो गईं। निवल ब्याज आय, जो 31.03.2004 को 48.49 मिलियन अमेरिकी डालर थी, 31.03.2005 को बढ़कर 65.49 मिलियन अमेरिकी डालर हो गई।

बैंक की विदेश स्थित अनुषंगियों से निवल लाभ विगत वर्ष के 10.91 करोड़ रुपए से बढ़कर इस वर्ष 20.09 करोड़ रुपए हो गया तथा बैंक के संयुक्त उद्यमों/सहयोगियों से निवल लाभ विगत वर्ष के 15.26 करोड़ रुपए से बढ़कर इस वर्ष 19.75 करोड़ रुपए हो गया।

घ. 1.6 वर्ष के दौरान नई पहल :

मध्य-पूर्व की विदेशी मुद्रा कंपनियों से प्रेषण को द्रुत बनाने के लिए **''एसबीआइ एक्सप्रेस-मिडल ईस्ट''** नामक इंटरनेट आधारित उत्पाद प्रारंभ किया गया, जिससे प्रेषित राशि सीधे लाभार्थी के खाते में जमा हो जाती है या बैंक के देशी कार्यालयों में उनके नाम के ड्राफ्ट का मुद्रण हो जाता है। सीधे जमा की सुविधा भारतीय स्टेट बैंक की 1500 शाखाओं के ग्राहकों को दी गई है, जिससे अंतरराष्ट्रीय प्रेषण सस्ता, द्रुत और परेशानी रहित हो गया है।

संयुक्त राज्य के अनिवासी भारतीयों की जरूरतें पूरी करने के लिए **''एसबीआइ एक्सप्रेस-रेमिट''** नामक वेब आधारित पैकेज भारत को आवक-प्रेषण भेजने के लिए शुरू किया गया।

बैंक के 12 विदेशी कार्यालयों ने नए प्रौद्योगिक-प्लेटफार्म **''फिनेकल सॉफ्टवेयर''** पर कार्य प्रारंभ किया। शेष रहे अधिकांश कार्यालय भी दिसंबर 2005 तक इस प्लेटफार्म पर आ जाएंगे, ऐसी आशा है।

घ.1.7 कोष परिचालन (अंतरराष्ट्रीय बैंकिंग समूह के अंतर्गत):

वर्ष के दौरान कोष परिचालन के केंद्रीकरण के उद्देश्य से कोष परिचालनों का पुनर्विन्यास प्रारंभ किया गया। पहले केंद्रीकृत कोष केंद्र ने मई 2005 से हांगकांग में कार्य करना शुरू किया। केंद्रीकृत परिचालन का दूसरा प्रस्तावित चरण शीघ्र ही प्रारंभ किया जाएगा, जिसमें लंदन और न्यूयॉर्क शामिल हो जाएँगे।

घ.2 देशी परिचालन

घ.2.1 निर्यात ऋण

अप्रैल 2004 से मार्च 2005 के दौरान बैंक के बकाया निर्यात ऋण में 20.12% की वृद्धि हुई, जबकि पिछले वर्ष इसी अवधि के दौरान 14.88% की वृद्धि हुई थी। अप्रैल 2004 से मार्च 2005 की अवधि के दौरान निर्यात ऋण के रूप में 61,724 करोड़ रुपए संवितरित किए गए, जबकि पिछले वर्ष की इसी अवधि के दौरान 52,382 करोड़ रुपए संवितरित किए गए थे। इस प्रकार इसमें 17.83% की वृद्धि हुई।

घ.2.2 परियोजना निर्यात वित्त

भारतीय स्टेट बैंक टर्नकी/सिविल निर्माण संविदाओं के लिए बोली लगाने और उनके निष्पादन तथा आस्थगित भुगतान आधार पर इंजीनियरी सामान और सेवा के निर्यात वाले परियोजना-निर्यात-कार्यकलाप के वित्तपोषण के क्षेत्र में एक सक्रिय सहभागी रहा है। वर्ष के दौरान बैंक ने 16 देशों से संबंधित 6,707 करोड़ रुपए के 26 परियोजना-निर्यात-प्रस्तावों के लिए सहयोग दिया।

घ.3 मर्चेंट बैंकिंग

बैंक ने 908 मिलियन अमेरिकी डॉलर की कई द्विपक्षीय सुविधाएँ प्रदान करने के अलावा समूह विदेशी मुद्रा ऋणों के क्षेत्र में और अधिक ध्यान केंद्रित किया और वर्ष 2004-05 के दौरान 574 मिलियन अमेरिकी डॉलर के कारपोरेट समूह ऋण सौदों में सहभागिता की।

घ.4. विदेशी मुद्रा लेनदेन

अप्रैल 2004 से मार्च 2005 के दौरान बैंक ने अपने विदेशी मुद्रा व्यवसाय में कुल 3,45,156 करोड़ रुपए के लेनदेन (1,88,162 करोड़ रुपए के विक्रय और 1,56,994 करोड़ रुपए के क्रय) दर्ज किए, जो देश के विदेश व्यापार के बाजार अंश का लगभग 25.85% है, जबकि पिछले वर्ष की इसी अवधि के दौरान यह 24% था। कुल लेनदेन में पिछले वर्ष की तुलना में 29.99% की वृद्धि हुई।

घ.5 विश्वव्यापी संपर्क सेवाएँ

वर्ष 2004-05 के दौरान, जीएलएस ने 11,274 मिलियन अमेरिकी डॉलर तथा 785 मिलियन यूरो मुद्रा के कुल 1,72,230 निर्यात बिलों पर कार्रवाई की। इसी अवधि के दौरान 1,396 करोड़ रुपए के कुल 1,89,865 विदेशी मुद्रा लिखतों पर कार्रवाई की गई, जिसके फलस्वरूप बैंक के विदेशी मुद्रा शुल्क अर्जन में पर्याप्त वृद्धि हुई तथा लेनदेन व्ययों में कमी आई।

increased from USD 6,276.20 mio as at 31.03.2004 to USD 9,114.03 mio as at 31.03.2005. Customer credit increased to USD 5,536.85 mio from USD 3,657.85 mio during the corresponding period of the previous year. Similarly customer deposits increased from USD 2,017.60 mio to USD 3,257.24 mio. The Net Interest income increased from USD 48.49 mio as at 31.03.2004 to USD 65.49 mio as on 31.03.2005.

Net Profit from Bank's Subsidiaries abroad increased to Rs. 20.09 crore during the year from Rs. 10.91 crore of the previous year and the net profit from Bank's Joint Ventures/Associates abroad increased to Rs. 19.75 crore from Rs. 15.26 crore of the previous year.

D.1.6 Initiatives taken during the year:

An internet based product,' **SBIEXPRESS-MIDDLE EAST'**, to facilitate speedier remittances from Exchange Companies in the Middle East was launched last year for direct credit to a beneficiary's account or printing of Rupee drafts in their name at Bank's domestic offices. The facility of direct credit has been extended to the customers at 1500 branches of SBI, making international remittances, cheaper, faster and hassle free.

With a view to catering to the needs of US based NRIs, a new web based product **'SBIEXPRESS – REMIT'** was launched to send inward remittances to India.

12 Foreign Offices of the bank went live on the new technology platform. i.e. **Finacle Software**. Most of the remaining offices are also expected to switch over to this platform by December 2005.

D.1.7 Treasury Operations (under IBG):

Re-engineering of treasury operations, aimed at centralization of treasury activities, was initiated during the year. The first Centralised Treasury Hub at Hong Kong commenced operations from May 2005. Second phase of the roll out of Centralized Treasury proposed to be launched shortly, will cover London and New York.

D.2 Domestic Operations

D.2.1 Export Credit

The Bank's outstanding export credit increased by 20.12% during April 2004 to March 2005 as against an increase of 14.88% recorded during corresponding period in the previous year. During the period April 2004 – March 2005, Rs. 61,724 crore were disbursed as export credit as against Rs. 52,382 crore during the corresponding period of the previous year, registering an increase of 17.83%.

D.2.2 Project- Export Finance

State Bank of India is an active participant in the area of finance of project- export activities involving bidding and execution of turnkey / civil construction contracts and export of engineering goods on deferred payment basis, as also service exports. During the year, the Bank has supported 26 project- export proposals aggregating Rs. 6,707 crore, involving 16 countries.

D.3 Merchant Banking

The Bank further intensified its thrust in the area of syndicated foreign currency loans and participated in corporate syndicated loan deals amounting to USD 574 mio during the year 2004-05 besides extending several bilateral facilities aggregating to US$ 908 mio.

D. 4 Forex Turnover:

During April 2004 to March 2005, the Bank recorded a total turnover of Rs. 3,45,156 crore in its forex business (Rs. 1,88,162 crore in Sales and Rs. 1,56,994 crore in Purchases),with a market share of approx. 25.85% in country's foreign trade as against 24% during the corresponding period of the previous year. The total turnover reflected an increase of 29.99% over the previous year.

D.5 Global Link Services (GLS)

During 2004-05, GLS processed 1,72,230 export bills aggregating US$ 11,274 mio and Euro 785 mio. The number of foreign currency instruments handled in the same period was 1,89,865 aggregating Rs. 1,396 crore, thus adding substantially to the Bank's foreign currency fee earnings and reducing transaction processing costs.

तालिका - 6 मार्च 2005 के अंत तक सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य निम्नानुसार हैं :

(रुपए करोड़ में)

बैंक का नाम	पूँजी में एसबीआइ का अंश (%)	जमाराशियाँ	अग्रिम	परिचालन लाभ	निवल लाभ
स्टेट बैंक ऑफ					
बीकानेर एंड जयपुर	75	19038	12248	729.64	205.65
हैदराबाद	100	29628	15990	713.22	250.90
इंदौर	98.05	13807	9250	352.09	133.18
मैसूर	92.33	13585	9124	451.66	206.26
पटियाला	100	26496	15823	852.97	287.07
सौराष्ट्र	100	12671	6807	368.15	41.16
त्रावणकोर	75	24133	15221	802.05	247.13
सातों बैंक	**—**	**139358**	**84463**	**4269.78**	**1371.35**

ङ. सहयोगी और अनुषंगियाँ

ङ.1 स्टेट बैंक समूह का 13,767 शाखाओं (सहयोगी बैंकों की 4665 शाखाओं) का नेटवर्क है। बैंक की अपने सहयोगी और अनुषंगियों के साथ अर्थव्यवस्था के वित्तीय बाजार में मजबूत उपस्थिति है। सामान्य बैंकिंग परिचालनों के अलावा वित्तीय क्षेत्र के अन्य क्षेत्रों जैसे पूँजी बाजार, म्यूचुअल फंड, प्रतिभूति व्यापार, बीमा, फैक्टरिंग सेवाएँ तथा क्रेडिट कार्ड व्यवसाय भी बैंक की अनुषंगियों द्वारा संचालित किए जाते हैं।

ङ.2 सहयोगी बैंक

मार्च 2005 के अंतिम दिन को बैंक के सात सहयोगी बैंकों का बाजार अंश (रूपांतरण को छोड़कर) जमाराशियों में 7.73% एवं अग्रिमों में 7.60% था।

सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य

- 77% का वृद्धिशील ऋण-जमा अनुपात।
- 719 शाखाओं में कोर बैंकिंग समाधान का कार्यान्वयन पूर्ण।
- सहयोगी बैंकों के 530 नए एटीएम, जिससे एटीएम की कुल संख्या 1649 हो गई।

सहयोगी बैंकों ने वर्ष के दौरान व्यवसाय में संतोषजनक वृद्धि दर्ज की। इसी अवधि के दौरान कुल जमाराशियों में पिछले वर्ष की तुलना में 21.95% वृद्धि हुई, जबकि कुल अग्रिमों में 29.18% वृद्धि हुई। ऋण हेतु मांग बढ़ जाने के कारण वृद्धिशील ऋण जमा अनुपात 77% के स्तर पर पहुँच गया। अनर्जक आस्ति प्रबंधन के मामले में निष्पादन संतोषजनक रहा। सकल अनर्जक आस्तियाँ मार्च'04 के 5.08% से घटकर मार्च'05 में 3.74% रह गईं। सरकारी प्रतिभूतियों पर आय में कमी, जिससे पूरा बैंकिंग उद्योग प्रभावित रहा, का सहयोगी बैंकों की लाभप्रदता पर प्रतिकूल प्रभाव पड़ा।

ङ.3 एसबीआइ कमर्शल एंड इंटरनेशनल बैंक लिमिटेड (एसबीआइसीआइ) :

मार्च'05 के अंत में एसबीआइसीआइ की जमाराशियाँ एवं अग्रिम क्रमशः 331.48 करोड़ रुपए तथा 230.75 करोड़ रुपए रहे। विवेकशील देयता प्रबंधन के जरिए बैंक ने जमाराशियों की लागत को पर्याप्त रूप से कम किया तथा मार्च 2005 को समाप्त वर्ष के दौरान बैंक का परिचालन लाभ 10.91 करोड़ रुपए रहा। बैंक के सकल एवं निवल अनर्जक आस्ति अनुपात में पर्याप्त कमी आई।

Table - 6 **The performance highlights of the Associate Banks as at March 2005 are as under:**

(Rupees in crore)

Name of the Bank	SBI's Share in the capital (%)	Deposits	Advances	Operating Profit	Net Profit
State Bank of					
Bikaner & Jaipur	75	19038	12248	729.64	205.65
Hyderabad	100	29628	15990	713.22	250.90
Indore	98.05	13807	9250	352.09	133.18
Mysore	92.33	13585	9124	451.66	206.26
Patiala	100	26496	15823	852.97	287.07
Saurashtra	100	12671	6807	368.15	41.16
Travancore	75	24133	15221	802.05	247.13
All 7 Banks	—	**139358**	**84463**	**4269.78**	**1371.35**

E. Associates and Subsidiaries

E.1 The Bank, with its associates and subsidiaries, has an overwhelming presence in the financial market of the economy with a network of 13,767 branches (4665 Associate Bank branches) of the State Bank Group. Apart from the normal banking operations, other areas of financial sector like capital market, mutual funds, security trading, insurance, factoring services and credit card business are also handled by the Bank's subsidiaries.

E.2 Associate Banks

SBI's seven Associate Banks had a market share of 7.73% in deposits and 7.60% in advances as on the last day of March 2005 (net of conversion).

Performance Highlights of Associate Banks (ABs)

- Incremental credit-deposit ratio of 77%
- Implementation of Core Banking Solution, completed in 719 branches.
- 530 new ATMs added by ABs, taking the total to 1649 ATMs

The Associate Banks recorded satisfactory growth in business during the year. While aggregate deposits grew by 21.95 % over the previous year, total advances recorded a growth of 29.18 % during the same period. As a consequence of pick up in demand for credit, the incremental credit deposit ratio reached a level of 77%. Performance in the field of NPA Management continued to be satisfactory. Gross NPAs declined from 5.08% as on March '04 to 3.74% as on March '05. Profitability of ABs was adversely impacted by the hardening of yields on Govt. Securities, a phenomenon that affected the entire banking industry.

E.3 SBI Commercial & International Bank Ltd. (SBICI):

As at the end of March '05, the aggregate deposits and net advances of SBICI stood at Rs. 331.48 crore and Rs.230.75 crore respectively. The Bank effected significant reduction in cost of deposits through prudent liabilities side management and recorded an operating profit of Rs.10.91 crore during the year ended March '05. Gross and Net NPA ratios of the bank have declined substantially.

गैर-बैंकिंग अनुषंगियों/संयुक्त उद्यमों के निष्पादन के उल्लेखनीय तथ्य

ङ.4 एसबीआइ कैपिटल मार्केट्स लिमिटेड (एसबीआइ कैप):

वर्ष के दौरान एसबीआइ कैप निर्गम-प्रबंधन, परियोजना परामर्श और संरचित वित्त, विक्रय और वितरण में अग्रणी रहा। एसबीआइ कैप ने आधारभूत परियोजना परामर्श और समूहन अधिदेश पर ध्यान केंद्रित किया, विशेषकर ऊर्जा क्षेत्र में, जिसे अर्थव्यवस्था की संवृद्धि का महत्वपूर्ण वाहक माना जाता है।

अंतरराष्ट्रीय स्तर पर एसबीआइ कैप ने राष्ट्रीय अर्थव्यवस्था मंत्रालय, ओमान से एक बुनियादी सुविधा (जल) परामर्श कार्य प्राप्त किया, जो भारतीय स्टेट बैंक द्वारा विदेश स्थित किसी बैंक के पहले अधिग्रहण के लिए किए गए टीम प्रयास का ही अभिन्न हिस्सा था। इसने एसबीआइ म्यूचुअल फंड में सोसाइटी जनरल एसेट मैनेजमेंट फ्रांस की सहभागिता के संबंध में परामर्श देने के लिए भी भारतीय स्टेट बैंक के साथ सहयोग किया।

रिपोर्ट-अवधि के दौरान प्राथमिक बाजार में आए 34 निर्गमों में से 7 निर्गमों का व्यवसाय प्रबंध इसने किया। वर्ष के दौरान कंपनी ने बेहतर वित्तीय निषादन दर्ज किया, जिसमें सकल आय 175.06 करोड़ रुपए रही, जबकि पिछले वर्ष यह 142.75 करोड़ रुपए थी। इस प्रकार इसमें वर्षानुवर्ष लगभग 23% की संवृद्धि हुई। कर पश्चात् लाभ 88.12 करोड़ रुपए रहा, जबकि पिछले वर्ष यह 63.23 करोड़ रुपए था, जो वर्षानुवर्ष लगभग 40% अधिक है।

ङ.5 एसबीआइ डीएफएचआइ लिमिटेड :

वर्ष के दौरान बाजार कुल व्यवसाय एवं राजकोषीय बिल के संबंध में कंपनी ने भारतीय रिज़र्व बैंक के प्रति अपनी प्रतिबद्धताओं को पूरा किया। कंपनी का द्वितीय बाजार कुल व्यवसाय 18,999 करोड़ रुपए रहा, जो सभी प्राथमिक व्यापारियों में 8.79% बाजार अंश के बराबर है। ब्याज दरों में वृद्धि होने तथा उसके परिणामस्वरूप मूल्यह्रास को बाजार के साथ जोड़ने के कारण कंपनी को 94.80 करोड़ रुपए का घाटा हुआ। ब्याज दरों में वृद्धि से बाजार के सभी खिलाड़ियों पर प्रतिकूल प्रभाव पड़ा।

ङ.6 एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा. लिमिटेड (एसबीआइसीएसपीएल):

'खरीदो और जीतो', खरीद पर छूट और खुदरा बिक्री बढ़ाने के लिए प्रमुख मालों और बाजारों में अनेक आकर्षक रियायतें शुरू की गईं, ताकि कार्ड का प्रयोग और उसके माध्यम से भुगतान के विकल्प का उपयोग बढ़ाया जा सके। सूरत, हजीरा, विजयवाड़ा, गुंटुर, पांडिचेरी, आगरा, वाराणसी, राजकोट और रायपुर में एसबीआइ कार्ड का श्रीगणेश किया गया। इन स्थानों पर ग्राहकों ने कार्ड को हाथोंहाथ लिया। अहमदाबाद और पुणे में दो नए सिटी एफिनिटी कार्डों का शुभारंभ किया गया। कंपनी ने शीर्ष कारपोरेट फर्मों में काम करने वाले ग्राहकों के लिए **'एसबीआइ इंस्टैंट कार्ड'** (3 घंटे में जारी) का भी श्रीगणेश किया।

वर्ष के दौरान 6.36 लाख नए कार्ड जारी किए गए और इस प्रकार 31.03.2005 को जारी किए गए कुल कार्डों की संख्या 16.28 लाख थी। वर्ष के दौरान कंपनी को 377.96 करोड़ रुपए की आमदनी हुई। कंपनी ने अपने परिचालन में लाभप्रदता कायम रखते हुए इस वर्ष 60.31 करोड़ रुपए का कर पूर्व लाभ कमाया।

ङ. 7 एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (एसबीआइ लाइफ):

बीमा किए गए व्यक्तियों की संख्या की दृष्टि से यह कंपनी अल्पावधि में ही शीर्ष निजी बीमा कंपनी के रूप में उभरकर सामने आई है। वर्ष के दौरान, कंपनी को 601.10 करोड़ रुपए की प्रीमियम आय प्राप्त हुई, जो पिछले वर्ष की आय से 166% अधिक है। इससे नई व्यवसाय प्रीमियम आय की दृष्टि से कंपनी को निजी कंपनियों में पाचवां स्थान प्राप्त हुआ। उसे पिछले वर्ष इसी अवधि के 11.50 करोड़ रुपए की हानि की तुलना में इस वर्ष 16.29 करोड़ रुपए का कर पूर्व लाभ हुआ। 31 मार्च 2005 को कुल व्यवसाय में बैंक एश्योरेंस चैनल का 62% योगदान रहा।

कंपनी ने मनी बैंक, शील्ड, एजु-शील्ड, हराइज़न आदि कई नवोन्मेषी उत्पाद शुरू किए।

ङ. 8 एसबीआइ फंड्स मैनेजमेंट (प्रा.) लि. (एसबीआइ एफएमपीएल) :

भारतीय स्टेट बैंक ने फ्रांस की सोसाइटी जनरल एसेट मैनेजमेंट के साथ संयुक्त उद्यम करार किया है। कंपनी में संयुक्त उद्यम भागीदार की 37% भागीदारी है। उत्पाद विकास, जोखिम प्रबंधन प्रथाएँ एवं नई प्रौद्योगिकी की शुरुआत जैसे म्यूचुअल फंड व्यवसाय के महत्वपूर्ण क्षेत्रों में अंतरराष्ट्रीय उत्तम प्रथाओं को अपनाकर भारतीय म्यूचुअल फंड उद्योग में अग्रणी स्थान प्राप्त करने के लिए संयुक्त उद्यम की स्थापना की गई।

Performance Highlights of Non-Banking Subsidiaries/Joint Ventures

E.4 SBI Capital Markets Limited (SBICAP)

During the year, SBICAPs forged ahead in issue management, project advisory and structured finance, sales & distribution. It focused on infrastructure project advisory and syndication mandates, particularly in the energy sector which is reckoned as the critical growth driver in the growth of the economy.

On the international front SBICAPs bagged an infrastructure (water) advisory assignment from the Ministry of National Economy, Oman and was an integral part of the team effort for SBI's first acquisition of a bank overseas. It was also associated with SBI for providing advisory in respect of participation of Societe Generale Asset Management, France in SBI Mutual Funds.

It handled seven public issues out of the thirtyfour issues which hit the primary market during the period. The Company recorded an improved financial performance during the year with gross income amounting to Rs.175.06 crore as against Rs.142.75 crore in the previous year, a y-o-y growth of approx. 23%. PAT of Rs.88.12 crore as against Rs. 63.23 crore in the last year shows a y-o-y growth of approx.40%.

E.5 SBI DFHI Ltd.:

During the year the company fully met its commitment to RBI with regard to market turnover and Treasury Bill. Total Secondary market turnover of the company was Rs. 18,999 crore which amounts to a market share of 8.79% among all the Primary Dealers. The company posted a loss of Rs. 94.80 crore due to hardening of interest rates and consequential marked to market depreciation. The hardening of interest rates adversely affected all market players.

E.6 SBI Cards & Payments Services Pvt. Ltd. (SBICSPL) :

Various "Shop and Win" offers, shopping discounts and retail promotions were made at leading malls and markets to drive card spends and usage. SBI Card was launched in new cities of Surat, Hazira, Vijaywada, Guntur, Pondicherry, Agra, Varanasi, Rajkot and Raipur which met with good response from customers. Two new City Affinity Cards were launched at Ahmedabad and Pune. The Company also launched **"SBI Instant Card"** (issued within 3 hours) for customers working with top corporates in the country.

During the year 6.36 lac new Cards have been issued taking the total number of outstanding Cards to 16.28 lac as on 31.03.2005. The aggregate revenue generated by the Company during the year was Rs. 377.96 crore. The company maintained profitability of its operations and achieved a pre-tax profit of Rs. 60.31 crore during the year.

E.7 SBI Life Insurance Company Limited (SBILife):

Within a short span of its existence, the company has emerged as the top Private insurer in terms of number of lives covered. It booked a gross premium income of Rs. 601.10 crore during the year registering a growth of 166% over previous year thereby attaining 5th position amongst its private peers in terms of new business premium income. It posted a loss of Rs.11.50 crore as against a loss of Rs.16.29 crore. during the same period last year. Bancassurance channel has contributed 62% of the total business as on 31st March 2005.

The company has introduced several novel and innovative products viz. Money Back, Shield, Edu-Shield, Horizon etc.

E.8 SBI Funds Management (P) Ltd. (SBIFMPL):

SBI has entered into a Joint venture agreement with Societe Generale Asset Management of France. The joint venture partner has 37% stake in the company. The joint venture has been formed to attain leadership position in the Indian mutual fund industry by adoption of International best practices in critical areas of mutual fund business, such as product development, risk management practices and introduction of new technology.

एसबीआइएफएमपीएल ने वर्ष के दौरान निरंतर स्वरूप की निधियों (ओपेन एंडेड फंड्स) में कुल 27,743 करोड़ रुपए की आवक की सूचना दी है। घरेलू निधियों के प्रबंधन के अंतर्गत कुल निवल आस्तियाँ 6,635 करोड़ रुपए रहीं। कंपनी ने मार्च 2005 के अंत तक 15.05 करोड़ रुपए के निवल लाभ की सूचना दी।

ङ. 9 एसबीआइ फैक्टर्स एंड कमर्शल सर्विसेज प्रा.लि. (एसबीआइ फैक्टर्स) :

वर्ष के दौरान कंपनी के आस्ति स्तर में 208.70% की वृद्धि हुई। यह 148.80 करोड़ रुपए से बढ़कर 459.35 करोड़ रुपए हो गया और बहियों में ग्राहकों की संख्या दुगुनी से ज्यादा (142 से 341) हो गई। कंपनी ने वर्तमान 5 शाखाओं के अलावा चार नए कार्यालय चेन्नई, हैदराबाद, मुंबई (दूसरा कार्यालय) और लुधियाना में खोले और ये सभी लाभ अर्जित कर रहे हैं। कंपनी ने **'निर्यात आढ़त (एक्सपोर्ट फैक्टरिंग)'** नाम से एक नया उत्पाद वर्ष के दौरान शुरू किया।

वर्ष के दौरान कुल आय में वर्षानुवर्ष वृद्धि 65% रही और पिछले वर्ष के 6.12 करोड़ रुपए की तुलना में इस वर्ष कंपनी का कर पश्चात लाभ 1.58 करोड़ रुपए रहा। निवल अनर्जक आस्ति स्तर 31.03.2005 को **'शून्य'** पर आ गया।

ङ.10 क्रेडिट इंफर्मेशन ब्यूरो (इंडिया) लि. (सिबिल) :

भारतीय स्टेट बैंक ने कंपनी की ईक्विटी और शेयर में 10 करोड़ रुपए का निवेश किया है और कुल ईक्विटी में बैंक का हिस्सा 40% हो गया है। उपभोक्ता ब्यूरो का वर्तमान में 25 सदस्यों द्वारा प्रदत्त 14 मिलियन से अधिक व्यक्तिगत नाम वाले ऋणी खातों का एक आंकड़ा-आधार है। ये सदस्य ऋण संबंधी अपने निर्णयों के लिए सिबिल-आंकड़ा-आधार से ऋण सूचना रिपोर्टें (सीआइआर) प्राप्त करते हैं।

ङ.11 एसेट रिकंस्ट्रक्शन कंपनी (इंडिया) लि. (एआरसीआइएल):

भारतीय स्टेट बैंक ने इस कंपनी की ईक्विटी में 19.95 करोड़ रुपए का निवेश किया है। कंपनी की कुल ईक्विटी में इसका अंश 19.95% है। एआरसीआइएल ने वित्तीय वर्ष 2004 में वहन की गई 2.75 करोड़ रुपए की हानि का प्रतिशोधन करते हुए मार्च 2005 की समाप्ति पर **4.34 करोड़ रुपए का कर पश्चात लाभ** (पीएटी) घोषित किया।

च. आस्ति-गुणवत्ता :

च.1 31.3.2005 को बैंक की सकल अनर्जक आस्तियाँ 5.96% रहीं। विगत वर्ष के 3.48% के स्तर से मार्च 2005 के अंत तक निवल अनर्जक आस्तियों को कम करके 2.65% पर ला दिया गया। वर्ष के दौरान कुल 1,836 करोड़ रुपए की नकद वसूली की गई तथा 1,323 करोड़ रुपए को मानक आस्ति में परिवर्तित किया गया। मार्च 2005 के अंत तक सकल कमी 4,496 करोड़ रुपए रही।

च.2 भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार त्वरित समीक्षा और शीघ्र उपचारात्मक कार्रवाई के द्वारा विशेष उल्लेखनीय खातों (स्पेशल मेंशन एकाउन्ट्स) की पहचान और निगरानी करके मानक आस्तियों को अनर्जक आस्ति की ओर लुढ़कने से रोका गया। अनर्जक आस्तियों में वृद्धि को रोकने तथा उनके वर्तमान स्तर को घटाने के लिए सीडीआर और बैंक की अपनी योजना दोनों के तहत अनर्जक मानक आस्तियों और संभाव्य अनर्जक आस्तियों की पुनर्संरचना को प्राथमिकता दी गई।

च.3 वित्तीय आस्तियों का प्रतिभूतिकरण और पुनर्गठन तथा प्रतिभूति हितों का प्रवर्तन अधिनियम 2002 (एसएआरएफएइएसआइ) के तहत 15,283 मामलों में नोटिस जारी कर कुल 219 करोड़ रुपए की वसूली की गई।

छ. सूचना प्रौद्योगिकी :

छ.1 आधुनिक बैंकिंग के विभिन्न पहलुओं को शामिल करने वाली अनेक आइटी परियोजनाएँ प्रारंभ की गईं।

i) **एटीएम परियोजना :**

वर्ष के दौरान 1403 नई एटीएमें लगाई गईं, जिससे 31 मार्च 2005 को स्टेट बैंक एटीएमों की संख्या 5217 हो गई। वर्ष के दौरान एटीएम के उपयोग में संतोषजनक वृद्धि हुई। वर्ष 2003-04 के दौरान हुए 89.43 लाख लेनदेन और 1,032.45 करोड़ रुपए के आहरण की तुलना में वर्ष 2004-05 के दौरान 233.88 लाख लेनदेन और 3,132.84 करोड़ रुपए के नकदी आहरण हुए। इस प्रकार इस अवधि के दौरान क्रमश: 162% और 203% की वृद्धि हुई।

एटीएम से कॉलेज/होस्टल के शुल्क का भुगतान, मोबाइल फोन का प्रभार भरना, एटीएम से इंटरनेट बैंकिंग खाते खोलना, मध्य रेल्वे के सीएसटी, मुंबई स्टेशन पर उपनगरीय गाड़ियों के मासिक/तिमाही सीजन टिकट जारी करना आदि (यह सुविधा

SBIFMPL reported a total inflow of Rs. 27,743 crore in the open-ended funds during the year. The total net assets of domestic funds under management are Rs. 6,635 crore. The company reported a net profit of Rs.15.05 crore as at the end of March, 2005.

E.9 SBI Factors and Commercial Services Pvt. Ltd. (SBIFACTORS):

Asset level of the Company increased by 208.70% (from Rs.148.80 crore to Rs. 459.35 crore) and the number of clients on books more than doubled (from 142 to 341) during the year. Four new offices have been opened by the company at Chennai, Hyderabad, Mumbai (second office) and Ludhiana in addition to 5 existing branches and all of them have been earning profits. The Company launched **'Export Factoring'**, a new product during the year.

It recorded a growth of 65% (year-on-year) in total income and ended the year with a PAT of Rs. 6.12 crore as against Rs.1.58 crore of last year. Net NPA level has been brought down to **'Nil'** as on 31.03.2005.

E.10 Credit Information Bureau (India) Limited (CIBIL):

SBI has invested Rs10 crore in the equity of the Company and its share in the total equity is 40%. The Consumer Bureau currently has a database of over 14 million borrower accounts in the names of individuals contributed by 25 members. These members access credit information reports (CIR) from the CIBIL database for their credit decisions.

E.11 Asset Reconstruction Company (India) Ltd. (ARCIL):

SBI has invested Rs.19.95 crore in the equity of the Company and its share in the total equity is 19.95%. ARCIL declared a **PAT** of **Rs.4.34 crore** as at the end of March 2005, wiping out the loss of Rs. 2.75 crore incurred in FY'04.

F. Asset Quality:

F.1 Bank's Gross NPAs as on 31.03.2005 are 5.96%. The net NPAs have been brought down to 2.65 % as at the end of March 2005 from the previous year-end level of 3.48%. Cash recoveries aggregating Rs. 1,836 crore and upgradation to standard assets to the tune of Rs. 1,323 crore were achieved during the year. The Gross reduction till the end of March, 2005 was to the tune of Rs. 4,496 crore.

F.2 Slippages of standard assets to NPA category were arrested by identification and monitoring of Special Mention Accounts as per the guidelines of Reserve Bank of India by making prompt review and taking quick corrective action. Restructuring of impaired standard assets as well as viable non performing assets, both under the CDR mechanism as well as under Bank's own scheme, has been given priority for arresting new additions and reducing the existing level of NPAs.

F.3 Under the Securitization & Reconstruction of Financial Assets and Enforcement of Security Interest (SARFAESI) - Act 2002 notices were issued in 15,283 cases as a result of which the Bank could recover an amount of Rs. 219 crore.

G. Information Technology:

G.1 Several IT projects, encompassing various facets of modern day banking have been launched.

i) ATM Project:

1403 new ATMs were set up during the year, taking the total of State Bank ATMs to 5217 as on 31st March, 2005. ATM usage registered an impressive increase during the year. As against a total number of 89.43 lacs transactions and cash withdrawals aggregating to Rs.1,032.45 crore made during 2003-04, the transactions recorded and cash withdrawals made during 2004-05 were 233.88 lacs and Rs.3,132.84 crore respectively, thereby recording increases of 162 % and 203 % respectively during this period.

Several value added services like College / Hostel Fee Payment through ATMs, topping- up of Mobile phones, opening of Internet Banking accounts through ATMs, issue of monthly / quarterly season tickets for suburban trains of Central Railway at CST, Mumbai (facility has

प्रयोग के तौर पर मुंबई में प्रारंभ की गई) आदि शुरू किए गए।

नई पहल :

- अब एटीएम के माध्यम से भक्तगण वैष्णोदेवी, कटरा और शिरडी में अपना दान अर्पित कर सकते हैं।
- मोबाइल फोन प्रयोग करने वालों को एसएमएस द्वारा 3 नजदीकी एटीएमों की जानकारी देने के लिए "एसएमएस एटीएम लोकेशंस" सुविधा शुरू की गई।

ii) कोर बैंकिंग समाधान (सीबीएस) :

बैंक कोर बैंकिंग समाधान के साथ एक केंद्रीकृत डाटाबेस तैयार कर रहा है। यह लेनदेन पर तत्काल ऑन लाइन कार्रवाई करने में सक्षम है। स्टेट बैंक समूह की 86 केंद्रों पर 1093 शाखाओं में कोर बैंकिंग व्यवस्था लागू की गई है।

iii) व्यापार वित्त परियोजना :

बैंक ने 'एक्जिमबिल्स ' नामक एक आधुनिक व्यापार वित्त समाधान की व्यवस्था कर उसे 31.03.2005 को सभी 14 मंडलों की 260 शाखाओं में लगाया है। सीएजी मुंबई, चेन्नै, वाणिज्यिक शाखा मुंबई, विदेश व्यापार शाखा मुंबई जैसी सभी बड़ी शाखाएं 'एक्जिमबिल्स ' के अंतर्गत आ गई हैं।

iv) इंटरनेट बैंकिंग :

2225 शाखाओं को खुदरा खंड में ग्राहकों को इंटरनेट बैंकिंग सुविधा देने के लिए सक्षम बनाया गया है। बैंक के प्रमुख कारपोरेट ग्राहक, "कारपोरेट इंटरनेट बैंकिंग" सुविधा का पहले से प्रयोग कर रहे हैं और इस उत्पाद की अच्छी मांग है।

v) एसबीआइ-कनेक्ट:

यह बैंक की वाइड एरिया नेटवर्किंग परियोजना है, जो तत्काल आधार पर आंकड़े, आवाज एवं दृश्यों का संप्रेषण करने में सक्षम है।

इस समय 385 शहरों मे स्थित स्टेट बैंक समूह की कुल 4819 शाखाओं/कार्यालयों को जोड़ा गया है। इन सभी शाखाओं/कार्यालयों में आइ पी फोन लगाए गए हैं।

vi) स्टेट बैंक इलेक्ट्रानिक भुगतान प्रणाली (स्टेप्स):

स्टेप्स बैंक द्वारा अभिकल्पित, विकसित एवं कार्यान्वित किया गया अत्यंत नवोन्मेषी एवं प्रभावी भुगतान समाधान है। स्टेप्स अगले ही दिन अन्य शाखा में लाभार्थी के खाते में निधियों की जमा सुनिश्चित करता है। दिनांक 31.03.05 तक कुल 4042 विदेशी मुद्रा शाखाओं को स्टेप्स के अंतर्गत लाया गया।

vii) आरबीआइ- ईएफटी (भारतीय रिज़र्व बैंक की अंतर बैंक इलेक्ट्रानिक निधि अंतरण सुविधा) :

यह सेवा कोलकाता, मुंबई, नई दिल्ली, चेन्नई और 11 अन्य केंद्रों मे सेवा शाखा समाशोधन क्षेत्र में स्थित बैंक की शाखाओं में उपलब्ध है।

छ. 2 सूचना प्रौद्योगिकी नीति एवं सूचना प्रणाली सुरक्षा नीति :

बैंक ने व्यावसायिक सूचना प्रौद्योगिकी सुरक्षा परामर्शकों की सहायता से व्यापक सूचना प्रौद्योगिकी नीति एवं सूचना प्रणाली सुरक्षा नीति तैयार की है। नीति, मापदंड एवं कार्यविधियों की सूचना कार्यान्वयन के लिए प्रयोक्ताओं को दी गई है। अंतिम प्रयोक्ताओं के लिए अनवरत आधार पर सुरक्षा जागरूकता प्रशिक्षण आयोजित किया जा रहा है।

	विविध परिचालन
ज	जोखिम प्रबंधन और आंतरिक नियंत्रण
झ	प्रबंधन सूचना प्रणाली
ञ	संबद्ध सेवाएँ

ज. जोखिम-प्रबंधन

जोखिम प्रबंधन के क्षेत्र में विश्व के श्रेष्ठ मानकों को अपनाना और जोखिम प्रबंधन प्रक्रियाओं को पर्याप्त सुदृढ़ तथा निपुण बनाना बैंक का लक्ष्य रहा है।

ज.1 ऋण-जोखिम-प्रबंधन

अप्रैल 2004 से एक संशोधित ऋण जोखिम आकलन प्रणाली पूरे बैंक में शुरू की गई, जिसमें वाणिज्यिक एवं संस्थात्मक, लघु उद्योग एवं कृषि खंडों के लिए एक एकीकृत विस्तृत संरचना विद्यमान है।

बोर्ड की जोखिम-प्रबंधन समिति बैंक के विभिन्न जोखिमपूर्ण निवेशों से संबंधित एकीकृत जोखिम-प्रबंधन नीति एवं कार्यनीति पर नजर

been made operational on pilot basis in Mumbai) etc. have been introduced.

New Initiatives

- Devotees can now offer their donations through ATM at Vaishnovadevi, Katra, & Shirdi.
- "SMS ATM Locations"- a facility by which Mobile users can get the locations of 3 nearest ATMs on SMS.

ii) Core Banking Solution (CBS):

The Bank is moving towards a centralised database with Core Banking solution, with capability for on-line, real-time transaction processing and 1093 branches of State Bank at 86 centres have been brought under Core Banking System.

iii) Trade Finance Project:

Bank has procured and implemented a modern Trade Finance Solution named Eximbills at 260 branches covering all 14 Circles as on 31.03.2005. Most of the large branches like CAG Mumbai, Chennai, Commercial Branch Mumbai, Overseas Branch Mumbai, etc. have been brought under Eximbills.

iv) Internet Banking:

2225 branches have already been enabled for offering Internet Banking in retail segment. Bank's major corporate customers are already using Corporate Internet Banking and the product is in good demand.

v) SBI-Connect:

This is the Wide Area Networking (WAN) project of the Bank capable of carrying data, voice and images on real time basis.

A total number of 4819 branches / offices of State Bank Group spread across 385 cities are now connected. IP phones have been deployed in all these branches / offices.

vi) State Bank Electronic Payment System (STEPS):
STEPS is a highly innovative and effective payment solution designed, developed and implemented by the Bank. STEPS ensure credit of funds to the beneficiary's account at the other branch on the next day. As on 31.03.05, a total number of 4042 FCBs were brought under STEPS.

vii) RBI – EFT (Inter bank Electronic Funds Transfer facility of the Reserve Bank of India) :

This service is available with the Bank's branches in the clearing zone of Service branches at Kolkata, Mumbai, New Delhi, Chennai and 11 other centres.

G.2 IT Policy & IS Security Policy:

The Bank has framed a comprehensive IT Policy and IS Security Policy with the assistance of professional IT security consultants. The policy, standards and procedures have been disseminated to application owners for implementation. Security awareness training is being conducted for end users on an ongoing basis.

	Miscellaneous Operations
H	Risk Management & Internal Controls
I	Management Information System
J	Allied Activities

H. Risk Management

Bank's aim has been to reach global best standards in the area of risk management and to ensure that risk-management processes are sufficiently robust and efficient.

H.1Credit Risk Management

A revised Credit Risk Assessment (CRA) System detailing a unified structure for C&I, SSI and AGL segments was rolled out across the whole Bank with effect from April 2004.

The Risk Management Committee of the Board (RMCB) oversees the policy and strategy for integrated risk management relating to various risk exposures of the Bank and the Credit Risk

रखती है तथा ऋण-जोखिम-प्रबंधन समिति बैंक के देशी ऋण संविभाग की निगरानी कर रही है।

ज.2 बाजार-जोखिम-प्रबंधन :

ज.2.1 ब्याज-दर, मुद्रा-विनिमय-दरों और उत्पाद कीमतों के घटने-बढ़ने के कारण उत्पन्न होने वाले जोखिमों से बचाव और उन्हें न्यूनतम करने के लिए बैंक ने संवेदनशील उपाय विकसित किए हैं।

ज. 2.2 आस्ति-देयता-प्रबंधन : कारपोरेट केंद्र में आस्ति-देयता-प्रबंधन समिति (एएलसीओ) बैंक के लिए निरंतर अनुकूलतम आस्ति / देयता संरचना विकसित करने में लगी है, ताकि आस्ति / देयता असंतुलन को कम किया जा सके, लाभ को अनुकूलतम किया जा सके और जोखिम प्रबंधन सुनिश्चित किया जा सके। जोखिम प्रबंधन प्रक्रियाओं को सुदृढ़ बनाने के लिए बैंक 'जोखिम प्रबंधक' माड्यूल (जो आस्ति-देयता प्रबंधन सॉफ्टवेयर का भाग है) का प्रयोग कर रहा है।

ज.3 परिचालन-जोखिम-प्रबंधन

बैंक में परिचालन-जोखिम-प्रबंधन समिति परिचालन-जोखिमों और अपेक्षित नियंत्रण-उपायों पर नजर रखती है। बैंक के केंद्रीय बोर्ड द्वारा विधिवत अनुमोदित परिचालन जोखिम प्रबंधन नीति लागू की गई है।

ज.4 देशगत जोखिम और बैंक-निवेश

कई विदेशी वाणिज्यिक बैंकों पर उत्पादवार उपयुक्त बैंक निवेश-जोखिम सीमाएँ निर्धारित करके विवेकपूर्ण निवेश जोखिम-प्रबंधन सुनिश्चित किया जा रहा है। भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार देश संबंधी निवेश सीमाओं की स्थापना हेतु एक संशोधित देश-संबंधित-जोखिम प्रबंधन नीति लागू की गई है और पूरे बैंक के लिए समग्र देश संबंधी जोखिम का नियमित आधार पर मूल्यांकन किया जाता है।

ज.5 आंतरिक नियंत्रण

ज.5.1 बैंक में आंतरिक नियंत्रण की स्वनिर्मित प्रणालियां मौजूद हैं और प्रत्येक स्तर पर सुस्पष्ट जिम्मेदारियां निर्धारित की गई हैं। बैंक का निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग बैंक कार्यकलापों के विभिन्न पहलुओं की 3 स्तरीय लेखा परीक्षा अर्थात् निरीक्षण एवं लेखा-परीक्षा, ऋण लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा करता है।

ज.5.1.1 निरीक्षण एवं लेखा-परीक्षा

भारतीय रिज़र्व बैंक के निदेशानुसार जोखिम-आधारित पर्यवेक्षण के पूरक के रूप में 01.04.2003 को बैंक की लेखा-परीक्षा प्रणाली में जोखिम केंद्रित आंतरिक लेखा-परीक्षा शुरू की गई। सभी देशी शाखाओं को व्यवसाय-स्वरूप और जोखिम-संभावना के आधार पर तीन समूहों में विभाजित किया गया और इन्हें जोखिम केंद्रित आंतरिक लेखा-परीक्षा के दायरे में लाया गया।

ज.5.1.2 ऋण-लेखा-परीक्षा :

ऋण-लेखा-परीक्षा का उद्देश्य 5 करोड़ रुपए और अधिक राशि के वाणिज्यिक ऋण संविभाग की गुणवत्ता निरंतर बढ़ाना है। इसे जोखिम केंद्रित आंतरिक लेखा-परीक्षा से जोड़ा गया। इसके अंतर्गत चूक की संभावना की परीक्षा की जाती है, जोखिमों का पता लगाया जाता है और जोखिम कम करने के उपाय सुझाए जाते हैं।

ज.5.1.3 प्रबंधन लेखा-परीक्षा :

प्रबंधन लेखा-परीक्षा को जोखिम प्रबंधन की प्रक्रिया और प्रणाली में प्रभावी बनाने की दिशा में उन्मुख किया गया है। प्रबंधन लेखा-परीक्षा का संचालन 2 स्रोतों अर्थात् सामान्य प्रबंधन लेखा-परीक्षा (जीएमए - हर चौथे/पाँचवें वर्ष) और जोखिम प्रबंधन लेखा-परीक्षा (आरएमए - हर दूसरे/तीसरे वर्ष) के अंतर्गत किया जाता है। चालू वर्ष के दौरान चार मंडलों की जोखिम प्रबंधन लेखा-परीक्षा का कार्य प्रारंभ और पूरा किया गया।

ज.5.1.4 सतर्कता :

ज.5.1.4.1 बैंक का सतर्कता विभाग सतर्कता के 3 प्राथमिक पक्षों - निवारण, खोज और दंड का पर्यवेक्षण करता है।

ज.5.1.4.2 निवारक सतर्कता :

ऐसी सभी शाखाओं में निवारक सतर्कता समितियाँ गठित की गई हैं, जहाँ स्टाफ संख्या 20 और अधिक है।

बैंक के प्रशिक्षण केंद्रों में ऐसे प्रशिक्षण कार्यक्रम संचालित किए गए, जिनमें प्रणालियों और कार्यविधियों का दृढ़तापूर्वक अनुपालन करने पर बल दिया गया। वर्ष के दौरान बैंक ने ऐसे 267 प्रशिक्षण कार्यक्रम आयोजित किए, जिनमें 4485 सहभागियों ने भाग लिया।

Management Committee (CRMC) has been monitoring the Bank's domestic credit portfolio.

H.2 Market Risk Management:

H.2.1 Bank has developed sensitive tools to hedge and minimize the risk arising out of movements in interest rates, currency exchange rates and commodity prices.

H.2.2 Asset Liability Management : The Asset Liability Management Committee (ALCO) at the Corporate Centre is engaged in evolving optimal asset/liability structure for the Bank on an on-going basis with a view to containing mismatches, optimizing profits and ensuring risk management. The Bank is using "Risk Manager" Module (part of the ALM Software) to strengthen the processes of Risk Management.

H.3 Operational Risk Management

The Operational Risk Management Committee in the Bank oversees the Operational Risks and the requisite control measures. An Operational Risk Management Policy duly approved by Central Board of the Bank is in place.

H.4 Country Risk & Bank Exposure

Prudent exposure risk management is being ensured by setting up appropriate bank exposure limits – product-wise, on a large number of Foreign Commercial Banks and a revised Country Risk Management Policy, in line with RBI guidelines, for setting up country exposure limits is in place and the overall country risk for the Bank as a whole is monitored on a regular basis.

H.5 Internal Controls

H.5.1 The Bank has an in-built internal control system with well-defined responsibilities at each level. The Inspection & Management Audit Department of the Bank carries out 3 streams of audit- Inspection and Audit, Credit Audit and Management Audit covering different facets of Bank's activities.

H.5.1.1 Inspection and Audit

Risk Focused Internal Audit (RFIA), an adjunct to risk based supervision, as per RBI directives has been introduced in the Bank's audit system on 01.04.2003. All the domestic Branches have been segregated into 3 Groups on the basis of business profile and risk exposures and are being subjected to RFIA.

H.5.1.2. Credit Audit:

Credit Audit aims at achieving continuous improvement in the quality of Commercial Credit portfolio with the exposures of Rs. 5 crore and above. Duly aligned with Risk Focused Internal Audit, it examines the probability of default, identifies risks and suggests risk mitigation measures.

H.5.1.3. Management Audit:

Management audit which has been reoriented to focus on the effectiveness of risk management in processes and the procedures is conducted under 2 streams viz. General Management Audit (GMA – Every 4/5 years) and Risk Management Audit (RMA- Every 2/3 years). Risk Management Audit of four Circles was taken up and completed during the current year.

H.5.1.4 Vigilance

H.5.1.4.1 Vigilance Department of the Bank oversees 3 primary aspects of vigilance - Preventive, Detective and Punitive.

H.5.1.4.2 Preventive vigilance:

Committees have been set up at all branches where the staff strength is 20 and more.

Training programmes emphasizing meticulous compliance with systems and procedures were conducted at the Bank's training centers. During the year, the Bank organized 267 such training programmes covering 4485 participants.

अन्वेषण अधिकारियों, जांच अधिकारियों और प्रस्तोता अधिकारियों के लिए भी प्रशिक्षण कार्यक्रम आयोजित किए गए जिससे यह सुनिश्चित किया जा सके कि सतर्कता से जुड़े हुए मामलों का संचालन उद्देश्यपूर्ण ढंग से, बिना किसी पक्षपात के एवं यथासंभव शीघ्रतापूर्वक किया जाता है।

ज.5.1.4.3 खोजी सतर्कता :

यह कार्य मुख्यतया निरीक्षण और लेखा परीक्षा विभाग द्वारा संचालित किया जाता है। आकस्मिक निरीक्षण और स्वयंप्रेरित जांच का कार्य स्थानीय प्रधान कार्यालयों के सतर्कता विभागों द्वारा संचालित किया जाता है।

ज.5.1.4.4 दंडात्मक सतर्कता :

सतर्कता विभाग अनुशासनिक/नियुक्तिकर्ता/अपीलीय प्राधिकारियों को निर्णय करने में आवश्यक मार्गदर्शन और सहायता प्रदान करता है।

ज. 5.1.4.5 बैंक ने धोखाधड़ियाँ रोकने/उनका पता लगाने और उन्हें विफल करने के प्रति स्टाफ सदस्यों में सजगता बढ़ाने हेतु सम्मान और पुरस्कार देने के लिए सजगता पुरस्कार योजना शुरू की है।

झ. प्रबंधन सूचना प्रणाली (एमआइएस) :

झ.1 बैंक में प्रबंधन सूचना प्रणाली को निरंतर परिष्कृत किया जा रहा है, ताकि निर्णय लेने और सांविधिक जरूरतों दोनों ही मामलों में सूचना की निरंतर बढ़ती मांग को पूरा किया जा सके।

झ.2 गैर निधिक व्यवसाय सहित ऋण एवं अग्रिम संविभाग से संबंधित सूचना की सभी जरूरतें पूरी करने के लिए ऋण सूचना प्रणाली (सीआइएस) नामक एक व्यापक समाधान बैंक की सभी शाखाओं में लागू किया गया। डाटा फार्मेट्स, सॉफ्टवेयर एप्लीकेशंस, डाटा प्रोसेसिंग, डाटाबेस आर्किटेक्चर आदि का मानकीकरण किया गया एवं सभी शाखाओं/कार्यालयों में लागू किया गया। यह समाधान बड़ी संख्या में सांविधिक/अन्य रिपोर्टें सृजित करता है। ऋण सूचना प्रणाली के कार्यक्षेत्र को और भी बढ़ाया गया है, ताकि ऋण आसूचना ब्यूरो (भारत) लिमि. एवं पूंजी-पर्याप्तता-अनुमान हेतु आवश्यक आंकड़ों का विश्लेषण किया जा सके। इस समाधान के परिणामस्वरूप एक समृद्ध आंकड़ा आधार (डाटाबेस) विकसित हुआ है जो आने वाले समय में उत्पाद विकास, प्रति विक्रय, जोखिम प्रबंधन, अमेरिकी सामान्यतया मान्य लेखाकरण सिद्धांत एवं व्यवसाय आसूचना के क्षेत्रों मे क्षमताओं में वृद्धि करेगा।

ञ) संबद्ध सेवाएं:

ञ.1 ग्राहक सेवा:

ञ. 1.1 ग्राहकों की अपेक्षाओं को पूरा करने के लिए सभी स्तरों पर विशेष रूप से ध्यान दिया जाता रहा। अनुकूल उत्पाद एवं सेवाएं विकसित की गईं और सभी परिचालनकर्ता कार्यालयों को उच्चस्तरीय ग्राहक सेवा प्रदान करने के लिए सुसज्जित किया गया। विभिन्न प्रकार की सूचनाएं प्रदान करने के लिए बैंक की वेबसाइट को नया रूप दिया गया। स्थानीय प्रधान कार्यालयों वाले सभी केंद्रों पर स्थापित "एसबीआइ हेल्पलाइन" में नि:शुल्क टेलीफोन, फैक्स और ई-मेल सुविधा उपलब्ध कराई गई, ताकि बैंक उत्पादों और सेवाओं के बारे में शीघ्र और पूर्ण जानकारी दी जा सके तथा ग्राहकों की शिकायतों का शीघ्रता से निवारण किया जा सके। 'कस्टमर केयर' नाम की आंतरिक पत्रिका बैंक द्वारा प्रकाशित की जा रही है, जिसके द्वारा स्टाफ सदस्यों को ग्राहक सेवा के विषय में जानकारी दी जाती है। यह पत्रिका ग्राहकों के अपेक्षानुसार ग्राहक सेवा की गुणवत्ता में सुधार करने से संबंधित विचारों एवं सुझावों के आदान-प्रदान के लिए मंच का भी कार्य करती है ।

ञ.1.2 भारतीय रिज़र्व बैंक के अनुदेशों का अनुपालन करते हुए ग्राहक सेवा के संबंध में शीर्ष स्तर पर केंद्रीय बोर्ड ग्राहक सेवा समिति और कार्यविधि एवं निष्पादन लेखा परीक्षा तदर्थ समिति का गठन किया गया, ताकि ग्राहक सेवा की गुणवत्ता की निगरानी की जा सके । मंडल स्तर पर ग्राहक सेवा समितियों द्वारा ग्राहक सेवा एवं शिकायत निवारण की गुणवत्ता की समीक्षा की जाती है। शाखा स्तर पर ग्राहक सेवा समितियों द्वारा आवधिक आधार पर बैठकों का आयोजन किया जाता है, ताकि समस्याओं का पता लगाया जा सके और स्थानीय स्तर पर रणनीतियाँ तैयार कर शिकायत निवारण एवं ग्राहक सेवा की गुणवत्ता में सुधार किया जा सके ।

ञ.2 सामाजिक सेवा बैंकिंग:

ञ.2.1 बैंक सामान्य बैंकिंग परिचालनों के अलावा एक जिम्मेदार एवं संवेदनशील कारपोरेट नागरिक के रूप में अपने लाभ के कुछ

Training programmes were also organized for investigating officers, enquiry officers and presenting officers to ensure that vigilance cases are handled objectively, without bias and in the quickest possible time.

H.5.1.4.3 Detective vigilance:

Largely performed by the Inspection & Audit Department, surprise inspection and *suo motu* investigations are conducted by the Vigilance Departments at LHOs.

H.5.1.4.4 Punitive vigilance:

Vigilance Department has been providing the necessary guidance and support to the Disciplinary / Appointing / Appellate authorities in their decision – making.

H.5.1.4.5 Bank has instituted the Alertness Award Scheme for recognition and reward for alertness among staff members in prevention / detection and foiling of frauds.

I. Management Information System (MIS):

I.1 MIS in the Bank is being constantly fine-tuned to cater to the ever growing information needs, both for decision support as well as for statutory requirements.

I.2 Credit Information System (CIS), a comprehensive solution for meeting all information needs on loans and advances portfolio including non-fund business, has been implemented at all branches of the Bank. The data formats, software applications, data processing, data base architecture, etc., have been standardized and are applied across all branches / offices. The solution generates a large number of statutory / other reports. The scope of CIS has been further enlarged to factor-in data needs for CIBIL and capital adequacy estimation. The solution has resulted in development of a rich database which will enhance capabilities in the areas of product development, cross selling, risk management, US GAAP and business intelligence in the days ahead.

J. Allied Services:

J.1 Customer Service:

J.1.1 Meeting the expectations of customers has been receiving focused attention at all levels. Tailor-made products and services have been developed and all operating offices have been geared up to provide customer service of a high order. Bank's Website has been redesigned to provide a wide range of information. "SBI Helpline" established at all LHO Centres are equipped with toll-free telephonic numbers, FAX and e-mail for providing quick and complete information on Bank's products and services and to enable the customers to have their grievances redressed promptly. An internal monthly magazine "Customer Care" is being brought out by the bank, disseminating information among staff on Customer Service and it serves as discussion forum for ideas and views on improvement of service quality as per Customer Expectations.

J.1.2 Customer Service Committee of the Central Board and Ad-hoc Committee on Procedures and Performance Audit on Customer Service have been constituted at the apex level in compliance with instructions of the RBI to oversee the quality of customer service. Circle Level Customer Service Committees review the quality of customer service and grievance redressal. Branch level Customer Service Committees meet periodically to identify problems and devise local level strategies to bring about improvement in quality of grievance redressal and customer service.

J.2 Community Services Banking:

J.2.1 Apart from the normal banking operations, the Bank, as a responsible and responsive corporate citizen, seeks to reinvest part of its profit in various

भाग का पुनर्निवेश समाज के निर्धन, उपेक्षित, कमजोर और निचले वर्गों का जीवन-स्तर बेहतर बनाने से संबंधित समाज-कल्याण की विभिन्न परियोजनाओं हेतु करता है ।

ञ.2.2 वर्ष के दौरान बैंक ने 10.02 करोड़ रुपए की राशि प्रधानमंत्री राष्ट्रीय राहत कोष, अन्य राष्ट्रीय कोष एवं समाजोन्मुखी परियोजनाएँ चलाने वाले गैर-सरकारी संगठनों को दान दी। बाल कल्याण कोष के अंतर्गत अल्प सुविधा प्राप्त/विकलांग और बाधित बच्चों की भलाई के लिए विभिन्न गैर-सरकारी संगठनों के माध्यम से 16 परियोजनाओं में वर्ष के दौरान 13.66 लाख रुपए प्रदान किए गए।

ञ.2.3 बैंक ने अपने अनुसंधान एवं विकास कोष से विभिन्न विश्वविद्यालयों एवं शिक्षा संस्थाओं की 71 पीठों/अनुसंधान परियोजनाओं को अब तक 6.61 करोड़ रुपए प्रदान किए हैं।

	विविध
ट	मानव संसाधन प्रबंधन
ठ	राजभाषा

ट . मानव संसाधन प्रबंधन (एचआरएम):

ट .1 बैंक अपने कर्मचारियों को सर्वाधिक मूल्यवान कारपोरेट संपत्ति मानता है। वर्ष के दौरान मानव-संसाधन-विकास के लिए निम्नलिखित बृहत् उपाय किए गए :

- सुप्रसिद्ध व्यवसाय विद्यालय परिसरों से प्रबंधन-प्रशिक्षुओं की परिसर-भर्ती।
- प्रतिष्ठित व्यवसाय विद्यालयों को बैंक की दृष्टि से महत्वपूर्ण विभिन्न विषयों से संबंधित ग्रीष्मकालीन परियोजनाएँ पूरी करने के लिए ग्रीष्मकालीन तैनाती हेतु स्वीकृति।
- असाधारण निष्पादन के लिए पुरस्कार एवं मान्यता संबंधी योजनाओं का नवीकरण।
- निष्पादन-प्रबंधन-प्रणाली का नवीकरण, जिसमें कैरियर प्रगति के लिए क्षमता-आधारित मूल्यांकन पर ध्यान केंद्रित किया गया है।

ट .2 प्रशिक्षण : बैंक ने नेतृत्व विकास पर विशेष ध्यान दिया है। प्रबंधन विकास पर आयोजित दो कार्यक्रमों में से एक नवंबर 2003 में पदोन्नत 50 उप महाप्रबंधकों के लिए "परिवर्तन नेतृत्व" पर सात दिन के लिए एमडीआइ गुड़गाँव में और दूसरा "विश्वस्तरीय संगठन बनाने के लिए रणनीतिक नेतृत्व" पर नौ दिन के लिए आइआइएम, लखनऊ में आयोजित किया गया। 160 वरिष्ठ अधिकारियों को प्रतिष्ठित व्यवसाय विद्यालयों और प्रशिक्षण संस्थाओं द्वारा आयोजित कार्यक्रमों में प्रतिनियुक्त किया गया। अपने कर्मचारियों को प्रशिक्षण देने की सुविकसित आधारभूत संरचना बैंक में विद्यमान है। स्टाफ कॉलेज, हैदराबाद, स्टेट बैंक अकादमी, गुड़गाँव, स्टेट बैंक ग्रामीण विकास संस्थान और स्टेट बैंक सूचना एवं संचार प्रबंधन संस्थान, हैदराबाद तथा देशभर में बड़ी संख्या में विद्यमान स्टाफ प्रशिक्षण केंद्र बैंक की प्रशिक्षण संबंधी बुनियादी सुविधाओं का मुख्य आधार है।

ट. 3 व्यवसाय प्रक्रिया पुनर्विन्यास (बीपीआर)

ट. 3.1 व्यवसाय प्रक्रिया पुनर्विन्यास शुरू करने का उद्देश्य नए ग्राहक बनाने, वर्तमान ग्राहक के साथ दूरगामी संबंध बनाने और विश्वस्तरीय सेवा गुणवत्ता के अनुरूप ग्राहक-संतुष्टि बढ़ाने में बैंक की क्षमता को और सुदृढ़ बनाना है। बीपीआर परियोजना कोर बैंकिंग समाधान (सीबीएस) प्लेटफार्म को सुदृढ़ बनाने के लिए प्रणालियों को सरल बनाने और उन्हें नया रूप देने का कार्य कर रही है।

ट. 3.2 कोर बैंकिंग समाधान और व्यवसाय प्रक्रिया पुनर्विन्यास एक साथ मिलकर सभी महानगरीय एवं शहरी शाखा नेटवर्क में नए विक्रय एवं सेवा प्लेटफार्म का सृजन करेंगे। इसका उद्देश्य अद्वितीय ढंग से मुख्य व्यवसाय क्षेत्र में बैंक के निष्पादन में अद्वितीय सुधार लाना है।

ट.3.3 पिछला वर्ष व्यवसाय प्रक्रिया पुनर्विन्यास की रूपरेखा तैयार करने का चरण था। इस वर्ष, परियोजना के प्रथम चरण को सफलतापूर्वक कार्यान्वित किया गया। जो उपाय सीबीएस पर आधारित नहीं थे, उन्हें सभी मंडलों में प्रारंभ कर दिया गया, ताकि ऋणों की संस्वीकृति में लगने वाले समय को कम किया जा सके, दक्षता संग्रहण किया जा सके और मूल्यांकन तथा संस्वीकृति की गुणवत्ता बढ़ाई जा सके। सभी मंडलों को समाहित करते हुए 14 प्रमुख शहरों में खुदरा आस्ति केंद्रीय प्रक्रिया केंद्र और लघु उद्यम ऋण कक्ष खोले गए। ग्राहक सेवा की गुणवत्ता को बढ़ाने के लिए ग्राहक मित्र और ड्राप बाक्स की शुरुआत की गई। उच्च निवल मालियत के ग्राहकों को श्रेष्ठतम बैंकिंग सेवा प्रदान करने के लिए संबंध प्रबंधक पद की अवधारणा

community welfare projects to improve the quality of life of the poor, neglected, weaker and downtrodden sections of society.

J.2.2 During the year the Bank made donations amounting to Rs. 10.02 crore to the Prime Minister's National Relief Fund / other National Funds and also to NGOs for projects with social orientation. Under the Children's Welfare Fund, Rs. 13.66 lacs were granted during the year to 16 projects through various NGOs for the benefit of the underprivileged/ handicapped and challenged children.

J.2.3 From the Research & Development Fund, the Bank has so far extended Rs.6.61 crore as research grants to 71 chairs / research projects at various universities and academic institutions

	Miscellaneous
K	Human Resources Management
L	Official Language

K. Human Resources Management (HRM):

K.1 Bank recognizes its employees as the most valuable corporate asset. Under noted wide-ranging HRD initiatives were taken during the year.

- Campus recruitment of Management Trainees from well known Business Schools.
- Accepting summer placements from reputed Business Schools for completing their summer projects on various subjects of importance to the Bank.
- Revamping of the Reward & Recognition schemes for outstanding performances.
- Revamping of Performance Management System with focus on competency- based assessments for Career Progression.

K.2 Training: Bank has a strong focus on leadership development. Two programmes of seven/nine days duration on management development, "Leading change" and "Strategic leadership for building world class organization" were organized at MDI Gurgaon & IIM, Lucknow respectively for 50 DGMs promoted in November 2003 and 160 Senior Officers were deputed to training programmes conducted by reputed Business Schools and training institutions. Bank has a highly developed infrastructure for imparting training to its employees. Staff college, Hyderabad, State Bank Academy, Gurgoan, State Bank Institute of Rural Development (SBIRD) and State Bank Institute of Information and Communication Management (SBIICM) at Hyderabad and a large number of Staff Training Centres all over the country form the backbone of the Bank's training infrastructure.

K. 3 Business Process Re-engineering (BPR)

K.3.1 The objective of BPR initiative is to strengthen Bank's ability to acquire new customers, build lasting relationships with existing customers and increase customer satisfaction through world-class service quality. The BPR project is also simplifying and redesigning business processes to fully leverage the Core Banking Solution (CBS) platform.

K.3.2 CBS and BPR together will lead to creation of a new sales and service platform across the metro and urban branch network. The aim is to dramatically improve Bank's performance in key business areas.

K.3.3 Last year was the designing phase for BPR. During the year, the BPR Project has successfully implemented its first phase of roll out. Non-CBS dependant initiatives were rolled out across all the Circles for reduction in turn around time for sanction of loans, skill pooling and to improve quality of appraisal & sanction. Retail Assets Central Processing Centres (RACPCs) and Small Enterprises Credit Cells (SECCs) were created in 14 major cities, covering all the Circles. For improving quality of service to the customers, initiatives like Grahak Mitra and Drop Box were launched. To provide a superior Banking experience for the high net-worth customers, Relationship Manager (PB) concept has been implemented. To migrate customers to Alternate Channel of service delivery, a highly successful

शुरू की गई। ग्राहकों को सेवा प्रदान करने के वैकल्पिक माध्यम अपनाने हेतु प्रेरित करने के लिए एटीएम का अधिकाधिक प्रयोग कराने का उपाय किया गया - जो अत्यंत सफल सिद्ध हुआ। शाखाओं में निष्क्रिय पड़ी रोकड़ राशि के प्रबंधन और शाखा स्टाफ को करेंसी लाने-ले जाने की दिक्कत से बचाने के लिए करेंसी प्रशासन कक्ष खोले गए। इन उपायों से ग्राहक सेवा के स्तर में उल्लेखनीय सुधार हुआ, बैंक की परिचालन लागत में कमी आई और अति-दक्ष एवं सुप्रेरित व्यवसाय प्रक्रिया पुनर्विन्यास दल का सृजन हुआ।

ठ.4 संगठनात्मक परिवर्तन प्रक्रिया :

वर्ष के दौरान निम्नलिखित महत्वपूर्ण संगठनात्मक परिवर्तन शुरू किए गए :

- **उप प्रबंध निदेशक एवं मुख्य आर्थिक सलाहकार का नया पद :** देश में आर्थिक सुधारों की गति बढ़ने के साथ अर्थव्यवस्था एवं वित्तीय प्रणाली की सुदृढ़ता और भी अधिक अंतर्ग्रथित हो गई है। इस परिवेश में विभिन्न जोखिमों का पूर्वानुमान लगाने तथा जोखिम प्रबंधन के लिए प्रभावी एवं सक्रिय तंत्र बनाने में बैंक को सक्षम बनाने के लिए बैंक ने उप प्रबंध निदेशक की पदधारिता में मुख्य आर्थिक सलाहकार के पद का सृजन किया तथा प्रथम पदधारी ने अक्तूबर 2004 में बैंक में कार्यभार ग्रहण कर लिया ।

- **मध्य कारपोरेट समूह का सृजन :** मध्य कारपोरेट व्यवसाय को राष्ट्रीय बैंकिंग समूह से अलग किया गया और एक नए विशेषीकृत मध्य कारपोरेट समूह (एमसीजी) की अलग से स्थापना की गई। यह प्रबंध निदेशक (कारपोरेट बैंकिंग) के नेतृत्व में कारपोरेट बैंकिंग समूह योजनाबद्ध व्यवसाय इकाई (एसबीयू) के भीतर गठित किया गया। मध्य कारपोरेट समूह के गठन से बैंक के मध्य कारपोरेट संविभाग की संवृद्धि की गति तेज हुई।

- **तनावग्रस्त आस्ति प्रबंधन समूह :** 5.00 करोड़ रुपए या इससे अधिक मूल्य की उच्च अनर्जक आस्तियों के शीघ्र निपटान के लिए बैंक ने कारपोरेट बैंकिंग समूह के अंतर्गत तनावग्रस्त आस्ति प्रबंधन समूह का सृजन किया।

- **राष्ट्रीय बैंकिंग समूह का पुनर्गठन :** वैयक्तिक बैंकिंग, लघु एवं मध्यम उद्यम, कृषि एवं सरकारी व्यवसाय के लिए नई योजनाबद्ध व्यवसाय इकाइयाँ बनाई गई। मंडल स्तर पर वाणिज्यिक एवं खुदरा नेटवर्क के स्थान पर दो खुदरा नेटवर्क स्थापित किए गए। मॉड्यूल/शाखाओं एवं व्यवसाय इकाई के बीच औपचारिक संपर्क एवं प्रभावी संबंध स्थापित करने में नई संरचना एवं प्रक्रियाओं से सहायता मिली। एक अन्य पहल के रूप में माड्यूल मुख्यालय में स्थित कई क्षेत्रीय कार्यालय इस वर्ष से उनके अपने कार्यक्षेत्र में स्थानीय क्षेत्रीय कार्यालय के रूप में पुनर्स्थापित किए गए। इससे व्यवसाय और ग्राहकों पर अधिक ध्यान देना संभव हुआ।

ट.5 स्टाफ संख्या

31 मार्च 2005 को बैंक में कुल 205515 कर्मचारी थे। इनमें से 29.32% अधिकारी, 45.65% लिपिकीय कर्मचारी और 25.03% अधीनस्थ कर्मचारी थे।

ट.6 औद्योगिक संबंध :

परस्पर सहयोग की संस्कृति विकसित करना और संयुक्त परामर्श/बातचीत के माध्यम से समस्याओं का निराकरण करना बैंक का लक्ष्य है। बैंक में विभिन्न स्तरों पर एक सुस्थापित एवं सतत सक्रिय परामर्शी तंत्र कार्यरत है। बैंक के कारपोरेट लक्ष्यों की प्राप्ति में अधिकारी संघ एवं कर्मचारी महासंघ दोनों ने अपना सहयोग एवं समर्थन दिया । सामान्यतया, वर्ष के दौरान औद्योगिक संबंध सौहार्द्रपूर्ण और शांतिपूर्ण रहे।

ट.7 अनुसूचित जातियों और अनुसूचित जनजातियों का प्रतिनिधित्व :

31 मार्च 2005 को बैंक के कुल स्टाफ में अनुसूचित जाति के सदस्यों की संख्या 37,111 अर्थात् 18.06% तथा अनुसूचित जनजाति के सदस्यों की संख्या 11,244 अर्थात् 5.47% थी।

अनुसूचित जाति / अनुसूचित जनजाति के कर्मचारियों की शिकायतों के प्रभावी निराकरण के लिए, बैंक के सभी प्रशासनिक कार्यालयों में संपर्क अधिकारी पदनामित किए गए हैं। कारपोरेट केंद्र और स्थानीय प्रधान कार्यालयों में बैंक के वरिष्ठ अधिकारी अनुसूचित जाति / अनुसूचित जनजाति कल्याण महासंघ और अनुसूचित जाति / अनुसूचित जनजाति कल्याण संघ के प्रतिनिधियों से आवधिक अंतरालों पर नियमित बैठकें करते हैं।

initiative by way of ATM migration was launched. Currency Administration Cells are set up to manage idle cash at Branches and to eliminate the drudgery for the Branch staff in transporting currency. All these initiatives have resulted in significant improvement in customer service levels, reduction in operating costs for the Bank and creation of highly skilled and motivated BPR Implementation Teams.

K.4 Organizational Change Process :

Under noted important organizational changes were initiated during the year:

- **New Position of Deputy Managing Director & Chief Economic Advisor :** With economic reforms in the country gathering pace, the health of the economy and that of the financial system have become much more closely intertwined. In this environment, to enable the Bank to be in a position to anticipate various risks and evolve effective and pro-active mechanism towards risk management, the Bank created the position of chief Economic Adviser in the incumbency of Deputy Managing Director and the first incumbent joined the Bank in October 2004.
- **Creation of Mid Corporate Group:** Mid corporate business was hived out of National Banking Group and consolidated in a new specialized Mid Corporate Group (MCG), created within the Corporate Banking Group SBU headed by Managing Director (CB). The MCG has already accelerated the growth of the Bank's Mid Corporate portfolio.
- **Stressed Assets Management Group :** Stressed Assets Management Group has been created by the Bank within Corporate Banking Group to have an increased focus on speedy resolution of high value NPAs with dues of Rs. 5.00 crore and above.
- **Restructuring of NBG:** New strategic business units were created for Personal Banking, Small & Medium Enterprises, Agriculture and Government business. Commercial and Retail Networks at the Circle level have been replaced by two Retail Networks. The new structure and Processes have helped achieve robust informal linkages and effective relationships between the Modules / Branches and the Business Unit. In another initiative, many Regional Offices which had been located at Module Head Quarters, have this year, been relocated to centres within their respective areas of operation as On Locale Regional Offices (OLROs). This has imparted better focus on business and customers.

K.5 Staff Strength:

Bank had total staff strength of 205515 as on the 31st March, 2005. Of this, 29.32% were officers, 45.65% clerical staff and the remaining 25.03% were sub-staff.

K.6 Industrial Relations:

Bank aims at developing a collaborative culture and resolving issues through joint consultations/ negotiations. Well established and ongoing consultative machinery is functioning at various levels. Both the Officers' Association and Staff Federation have extended their co-operation and support in achievement of the Bank's corporate objectives. In general, the Industrial Relations remained cordial and peaceful during the year.

K.7 Representation of Scheduled Castes and Scheduled Tribes:

As on the 31st March, 2005, 37,111 i.e.18.06% of the Bank's total staff strength, are from Scheduled Castes and 11,244 i.e.5.47% from the Scheduled Tribes.

In order to effectively redress the grievances of the SC/ST employees, Liaison Officers have been designated at all administrative offices of the Bank. Senior officials of the Bank hold regular meetings at periodical intervals with the representatives of SC/ ST Welfare Federation and SC/ST Welfare Association at Corporate Centre and LHOs.

ठ . राजभाषा:

समीक्षाधीन वर्ष के दौरान बैंक में राजभाषा नीति के कार्यान्वयन में और तेजी आई तथा यह नई ऊँचाइयों पर पहुँचा। कुछ उपलब्धियाँ नीचे दर्शाई गई हैं:

- बैंक की तिमाही हिंदी गृहपत्रिका ''प्रयास'' को भारतीय रिज़र्व बैंक द्वारा आयोजित हिंदी गृहपत्रिका प्रतियोगिता में लगातार दूसरे वर्ष प्रथम पुरस्कार प्राप्त हुआ।
- बैंक के राजभाषा अधिकारियों ने ''संप्रेषण सुविधा'' नामक पैकेज विकसित किया, जिसमें नेमी पत्र व्यवहार और आंतरिक कार्य में हिंदी के स्वत: प्रयोग की सुविधा है।
- कोर बैंकिंग समाधान में हिंदी के प्रयोग की प्रायोगिक आधार पर शुरुआत की गई।
- बैंकिंग संबंधी विषयों पर हिंदी में मौलिक पुस्तक लेखन हेतु प्रोत्साहन योजना नए रूप में पुन: प्रारंभ की गई। वर्ष के दौरान ''जोखिम प्रबंधन'' और ''विश्व व्यापार संगठन का करार तथा भारतीय अर्थव्यवस्था पर इसका प्रभाव'' जैसे विषयों पर स्टाफ सदस्यों द्वारा पुस्तकें लिखी गईं। डॉ. सुरेश कुमार, उप महाप्रबंधक (राजभाषा) द्वारा लिखित पुस्तक ''कुशल प्रबंधन के सूत्र'' को भारत सरकार, गृह मंत्रालय से हिंदी में ज्ञान-विज्ञान संबंधी मौलिक पुस्तक लेखन का राष्ट्रीय पुरस्कार प्राप्त हुआ।

उत्तरदायित्व विवरण

निदेशक-बोर्ड एतद्द्वारा उल्लेख करता है कि :

i. वार्षिक लेखे तैयार करते समय लेखा मानकों का समुचित अनुपालन किया गया है और उससे विचलन की स्थिति में समुचित स्पष्टीकरण दिया गया है।

ii. उन्होंने ऐसी लेखा नीतियों का चयन किया है और उन्हें निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2005 को बैंक के कार्यकलाप और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ या हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेकसम्मत हैं।

iii. उन्होंने बैंक की आस्तियों की रक्षा करने तथा कपट एवं अन्य अनियमितताएं रोकने और इनका पता लगाने के लिए बैंककारी विनियमन अधिनियम 1949 और भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड अनुरक्षित करने हेतु समुचित एवं पर्याप्त ध्यान रखा है, और

iv. उन्होंने वार्षिक लेखों को वर्तमान अपेक्षाओं के अनुसार तैयार किया है।

आभार

निदेशकगण भारतीय रिजर्व बैंक, सेबी, बीमा विनियामक विकास प्राधिकरण (आइआरडीए) भारत सरकार तथा अन्य सरकारी और विनियामक एजेंसियों द्वारा दिए गए मार्गदर्शन और सहयोग के लिए उनके प्रति आभार प्रकट करते हैं। भारतीय स्टेट बैंक के निदेशक मंडल से सेवानिवृत्त श्री एन.एस. सिसोदिया, श्री के.एस. पारीख और श्री ए.वी.सरदेसाई की मूल्यवान सेवाओं के प्रति निदेशक आभार प्रकट करते हैं। निदेशकगण अपने मूल्यवान ग्राहकों, शेयरधारकों, बैंकों एवं वित्तीय संस्थाओं, शेयर बाजारों, श्रेणी-निर्धारण एजेंसियों तथा अन्य हितधारकों द्वारा प्रदान किए गए संरक्षण एवं सहयोग के लिए उन्हें धन्यवाद देते हैं। निदेशकगण इस अवसर पर बैंक कर्मचारियों की समर्पित एवं प्रतिबद्ध टीम की सराहना करते हैं।

केंद्रीय निदेशक बोर्ड के
लिए और उनकी ओर से

अरुण कुमार पुरवार
अध्यक्ष

दिनांक : 20 मई 2005

L. Official Language:

Implementation of Official Language Policy in the Bank accelerated during the year under review and achieved new heights. Some of the achievements are mentioned below:

- Bank's Quarterly Hindi House Journal 'Prayas' bagged first prize in Hindi House Journal Competition organized by Reserve Bank of India, consecutively for the second year.
- Bank's Rajbhasha Officers developed a Computer Package 'Sampreshan Suvidha' which provides the facility for automatic use of Hindi in routine correspondence and internal work.
- Facility of Hindi in Core Banking Solution is introduced on pilot basis.
- Scheme of incentive for writing original books in Hindi on subjects related to banking is reintroduced in revised form. During the year books on subjects such as Risk Management and Agreement of World Trade Organization and its Impact on Indian Economy were written by staff members. Book titled 'Kushal Prabandhan ke Sutra' written by Dr. Suresh Kumar, Dy. General Manager (Official Language) bagged National Award for Writing Original Books in Hindi on Knowledge-Science from Ministry of Home Affairs, Government of India.

Responsibility Statement

The Board of Directors hereby states:

i. that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii. that they have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Bank as on the 31st March 2005, and of the profit or loss of the Bank for the year ended on that date;

iii. that they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Banking Regulation Act, 1949 and State Bank of India Act, 1955 for safeguarding the assets of the Bank and preventing and detecting frauds and other irregularities; and

iv. that they have prepared the annual accounts on a going concern basis.

Acknowledgement

The Directors would like to express their gratitude for the guidance and co-operation received from the RBI, SEBI, IRDA, the Government of India, and other government and regulatory agencies. The Directors would like to place on record their appreciation for the valuable services rendered by Shri N.S. Sisodia, Shri K.S.Parikh and Shri A.V.Sardesai who retired during the year as members of the Board of Directors of State Bank of India. The Directors also express thanks to all the valued clients, shareholders, banks and financial institutions, stock exchanges, rating agencies and other stakeholders for their patronage and support. The Directors would also like to take this opportunity to express their appreciation to the dedicated and committed team of employees of the Bank.

For and on behalf of the
Central Board of Directors

Arun Kumar Purwar
Chairman

Date: 20th May, 2005

बैंक ने शेयर-बाजारों के साथ सूचीकरण-करार के खंड 49 के अनुसार कारपोरेट अभिशासन कोड की सभी महत्वपूर्ण अपेक्षाओं की पूर्ति की है। कारपोरेट आभिशासन कोड के कार्यान्वियन पर रिपोर्ट नीचे प्रस्तुत है।

अभिशासन-कोड के प्रति बैंक का दृष्टिकोण

भारतीय स्टेट बैंक कारपोरेट अभिशासन के क्षेत्र में सर्वश्रेष्ठ व्यवहार के लिए प्रतिबद्ध है। बैंक को विश्वास है कि उपयुक्त कारपोरेट अभिशासन से व्यवसाय के प्रभावी प्रबंधन और नियंत्रण में सुविधा होती है। इसके फलस्वरूप बैंक कारोबारी सदाचार का उच्च स्तर बनाए रख सकता है और अपने सभी हितधारकों को इष्टतम परिणाम दे सकता है। संक्षेप में इसके उद्देश्य हैं :

- शेयरधारकों की पूँजी में वृद्धि करना।
- ग्राहकों, कर्मचारियों तथा समग्र समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना।
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को संपूर्ण, सही और स्पष्ट सूचना उपलब्ध कराना।
- निष्पादन संबंधी उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता प्राप्त करना।
- उच्चतम गुणवत्तापूर्ण ऐसा कारपोरेट नेतृत्व प्रदान करना जो दूसरों के लिए अनुकरणीय हो। बैंक निम्नलिखित बातों के लिए प्रतिबद्ध है :
  - यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करे, प्रभावी नेतृत्व प्रदान करे, प्रबंधन पर नियंत्रण रखे तथा कार्यपालकों के निष्पादन की निगरानी करे।
  - कार्यनीतिक नियंत्रण की रूपरेखा तय करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना।
  - नीति-विकास, कार्यान्वयन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना।
  - बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएँ, सलाह और संसाधन उपलब्ध कराना, ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके।
  - यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक प्रबंधन के सभी पहलुओं के प्रति उत्तरदायी हों तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वयन के लिए बोर्ड के प्रति जवाबदार हों। अध्यक्ष की भूमिका भारतीय स्टेट बैंक अधिनियम 1955 तथा इसमें किए गए सभी संबंधित संशोधनों से भी दिशानिर्देशित होती है।
  - यह सुनिश्चित करना कि बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों, विनियमों और अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने और यदि कोई विचलन हो तो उसकी सूचना बोर्ड को देने के लिए किसी वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए।

निदेशक-बोर्ड

भारतीय स्टेट बैंक का गठन वर्ष 1955 में संसद द्वारा पारित भारतीय स्टेट बैंक अधिनियम, 1955 से हुआ। इस अधिनियम के अनुसार केंद्रीय निदेशक-बोर्ड का गठन किया गया था। बोर्ड इस अधिनियम के उपबंधों का अनुपालन करता है।

बोर्ड की अध्यक्षता बैंक के अध्यक्ष करते हैं। दो प्रबंध निदेशक भी बोर्ड के सदस्य हैं। 20 मई 2005 को बोर्ड के सदस्यों के रूप में 10 अन्य निदेशक (गैर-कार्यपालक/सरकारी) थे, जिनमें शैक्षिक, औद्योगिक और लेखा-फर्मों की प्रतिष्ठित हस्तियाँ शामिल हैं। ये भारतीय रिज़र्व बैंक, शेयरधारकों, बैंक के कामगार और गैर-कामगार स्टाफ का प्रतिनिधित्व करते हैं। निदेशकों की नियुक्ति भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 के विभिन्न खंडों के अनुसार की जाती है। अध्यक्ष की नियुक्ति अधिनियम की धारा 19 (क) के अंतर्गत और प्रबंध निदेशकों की नियुक्ति अधिनियम की धारा 19 (ख) के अंतर्गत की जाती है। 20 मई 2005 को बैंक के बोर्ड में शामिल गैर-कार्यपालक निदेशकों में से :

- एक निदेशक धारा 19 (खख) के अंतर्गत नियुक्त किए जाते हैं जो स्थानीय बोर्ड के अध्यक्ष होते हैं,
- चार निदेशक धारा 19 (ग) के अंतर्गत नियुक्त किए जाते हैं, जो शेयरधारकों द्वारा निर्वाचित होते हैं,
- एक निदेशक धारा 19 (गक) के अंतर्गत नियुक्त किए जाते हैं, जो बैंक के कामगार स्टाफ का प्रतिनिधित्व करते हैं,
- तीन निदेशक धारा 19 (घ) के अंतर्गत नियुक्त किए जाते हैं, जो केंद्र सरकार द्वारा नामित होते हैं,
- एक निदेशक धारा 19 (च) के अंतर्गत नियुक्त किए जाते हैं, जो भारतीय रिज़र्व बैंक द्वारा नामित होते हैं।

The Bank has complied, in all material respects, with the Corporate Governance Code as per clause 49 of the Listing Agreement with the Stock Exchanges. A report on the implementation of the Corporate Governance Code is furnished below.

The Bank's Philosophy on Code of Governance

The State Bank of India is committed to the best practices in the area of corporate governance. The Bank believes that proper corporate governance facilitates effective management and control of business. This, in turn, enables the Bank to maintain a high level of business ethics and to optimize the value for all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect interest of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

The Bank is committed to:

- Ensuring that the Bank's Board of Directors meets regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establishing a framework of strategic control and continuously reviewing its efficacy.
- Establishing clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Providing free access to the Board to all relevant information, advices and resources as are necessary to enable it to carry out its role effectively.
- Ensuring that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The role of the Chairman is also guided by the SBI Act, 1955 with all relevant amendments.
- Ensuring that a senior executive is made responsible to the Board in respect of compliance issues with all applicable statutes, regulations and other procedures, policies as laid down by the Board and report deviation, if any, to the Board.

Board of Directors

State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955. A Central Board of Directors was constituted according to the Act, and the Board complies with the provisions of the Act.

The Board is headed by the Chairman of the Bank. Two Managing Directors are also members of the Board. As on 20th May, 2005, there are 10 other directors (non-executive/ official) as members of the Board, comprising eminent personalities from academics, industries and accounting firms. They include representatives of Reserve Bank of India, shareholders and workmen staff of the Bank and other directors appointed according to various clauses of Section 19 of the State Bank of India Act, 1955.

The Chairman is appointed under Section 19(a) and the Managing Directors under Section 19(b) of the Act. The non-executive directors on the Board of the Bank as on 20th May 2005 are :

- One director appointed under Section 19(bb), being the president of a Local Board,
- Four directors appointed under Section 19(c), being elected by the shareholders,
- One director appointed under Section 19 (ca), representing the workmen staff of the Bank,
- Three directors appointed under Section 19(d), being nominated by the Central Government,
- One director appointed under Section 19(f), being nominated by the Reserve Bank of India.

गैर-कार्यपालक निदेशकों का संक्षिप्त परिचय अनुलग्नक I में प्रस्तुत किया गया है और अन्य बोर्डों/ समितियों में उनके द्वारा धारित निदेशक पदों/ सदस्यताओं का विवरण अनुलग्नक II में प्रस्तुत किया गया है।

समितियाँ

केंद्रीय बार्ड ने निदेशकों की सात समितियां गठित की हैं। ये हैं - कार्यकारिणी समिति, लेखा-परीक्षा समिति, शेयरधारक/ निवेशक शिकायत निवारण समिति, जोखिम प्रबंधन समिति, बड़ी राशि (1 करोड़ रुपए तथा उससे अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति, ग्राहक-सेवा समिति और बोर्ड की प्रौद्योगिकी समिति।

केंद्रीय बोर्ड और समितियों की बैठकें

बैंक की अपेक्षाओं के अनुसार बैंक के केंद्रीय बोर्ड की बैठकें नियमित रूप से होती हैं और वर्ष में कम से कम छह बैठकें आयोजित की जाती हैं। वर्ष 2004-05 में (मार्च 2005 तक) निदेशक-बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण अनुलग्नक III में प्रस्तुत किया गया है।

वर्ष 2004-05 के दौरान (मार्च 2005 तक) केंद्रीय बोर्ड की 8 बैठकें आयोजित की गईं। बैठकों की तिथियां और निदेशकों की उपस्थिति तालिका 7 में प्रस्तुत की गई है।

तालिका - 7 बोर्ड की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक/ आरबीआइ/ भारत सरकार के नामिती	अध्यक्ष सहित पूर्णकालिक	योग
28.05.2004	10	3	13
09.07.2004	10	3	13
27.07.2004	10	3	13
26.08.2004	7	3	10
30.10.2004	11	3	14
07.01.2005	12	3	15
28.01.2005	10	3	13
24.03.2005	10	3	13

कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) का गठन भारतीय स्टेट बैंक अधिनियम 1955 की धारा 30 के अनुसार किया जाता है। इस अधिनियम के अनुसार केंद्रीय बोर्ड की कार्यकारिणी समिति बोर्ड द्वारा प्रत्यायोजित अधिकारों का उपयोग करती है और बोर्ड द्वारा निर्धारित शर्तों के अनुसार कार्य करती है। भारतीय स्टेट बैंक सामान्य विनियम (46 एवं 47) में प्रावधान है कि केंद्रीय बोर्ड के सामान्य अथवा विशेष निदेशों के अधीन केंद्रीय बोर्ड की कार्यकारिणी समिति केंद्रीय बोर्ड की क्षमता में आने वाले किसी भी मामले पर कार्य कर सकती है। केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय स्टेट बैंक अधिनियम की धारा 19 के खंड (च) के अंतर्गत नामित निदेशक और भारत में जिस स्थान पर बैठक आयोजित की गई हो, उस स्थान पर सामान्य रूप से निवास कर रहे अथवा उस समय वहाँ उपस्थित सभी या कोई अन्य निदेशक शामिल होते हैं। केंद्रीय बोर्ड की कार्यकारिणी समिति की एक बैठक हर सप्ताह आयोजित की जाती है। वर्ष 2004-05 के दौरान केंद्रीय बोर्ड की कार्यकारिणी समिति की जिन बैठकों में गैर-कार्यपालक निदेशक उपस्थित हुए, उनकी संख्या तालिका 8 में प्रस्तुत की गई है :

तालिका - 8 केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थिति

	निदेशक (गैर-कार्यपालक/आरबीआइ/ भारत सरकार के नामिती)	केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों की संख्या
1	श्री के.पी.झुनझुनवाला	29
2	डॉ. आइ.जी.पटेल	21
3	श्री पी.आर.खन्ना	21
4	श्री सुमन कुमार बेरी	20
5	श्री अजय जी. पीरामल	3
6	श्री ए.सी.कलिता	23
7	श्री शांता राजु *(19.05.2005 से बोर्ड के सदस्य नहीं है)*	23
8	श्री के.एस.पारीख *(23.07.2004 से बोर्ड के सदस्य नहीं है)*	1
9	श्री अरुण सिंह	19
10	श्री राजीव पांडे	29
11	श्री पीयूष गोयल	43
12	श्री एन.एस. सिसोदिया *(31.01.2005 से बोर्ड के सदस्य नहीं है)*	1
13	श्री ए.वी.सरदेसाई *(28.09.2004 से बोर्ड के सदस्य नहीं है)*	6
14	श्रीमती श्यामला गोपीनाथ *(28.09.04 को बोर्ड में शामिल)*	6

Resumes of the non-executive Directors are presented in Annexure I, and particulars of the directorships/ memberships held by them in other Boards/ Committees are presented in Annexure II.

Committees

The Central Board has constituted seven Committees of Directors, namely, Executive Committee, Audit Committee, Shareholders'/Investors' Grievance Committee, Risk Management Committee of the Board, Special Committee of Directors for Monitoring Large Value Frauds, Customer Service Committee and Technology Committee of the Board.

Meetings of the Central Board and the Committees

The Bank's Central Board meets regularly as per the requirements of the Bank with minimum six meetings in a year. Details of attendance of each Director at the Board of Directors meetings in 2004-05 are given in Annexure III.

During the year 2004-05, 8 Central Board Meetings were held. The dates of the meetings and attendance of the directors are given in Table 7.

Table - 7 Attendance of Board Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive/ RBI/GOI Nominees	Whole-time incl. Chairman	Total
28.05.2004	10	3	13
09.07.2004	10	3	13
27.07.2004	10	3	13
26.08.2004	7	3	10
30.10.2004	11	3	14
07.01.2005	12	3	15
28.01.2005	10	3	13
24.03.2005	10	3	13

Executive Committee

Executive Committee of the Central Board (ECCB) is constituted according to Section 30 of the SBI Act, 1955. According to the Act, ECCB exercises powers delegated by the Board and functions subject to the conditions imposed by the Board. The State Bank of India General Regulations (46 & 47) provide that, subject to the general or special directions of the Central Board, ECCB may deal with any matter within the competence of the Central Board. ECCB consists of the Chairman, the Managing Directors, the Director nominated under clause (f) of Section 19 of the SBI Act, and all or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held. The ECCB meetings are held once every week. The number of ECCB meetings attended by the non-executive directors during 2004-05 is given in Table 8:

Table - 8 Attendance of ECCB Meetings

Directors (Non-executive and RBI/GOI Nominee)	No. of ECCB meetings
1. Shri K.P. Jhunjhunwala	29
2. Dr. I.G. Patel	21
3. Shri P.R. Khanna	21
4. Shri Suman Kumar Bery	20
5. Shri Ajay G. Piramal	3
6. Shri A.C. Kalita	23
7. Shri Shantha Raju *(ceased to be a director w.e.f. 19-05-2005)*	23
8. Shri K.S. Parikh *(ceased to be a director w.e.f. 23.07.2004)*	1
9. Shri Arun Singh	19
10. Shri Rajiv Pandey	29
11. Shri Piyush Goyal	43
12. Shri N.S. Sisodia *(ceased to be a director w.e.f. 31.01.2005)*	1
13. Shri A.V. Sardesai *(ceased to be a director w.e.f. 28.09.2004)*	6
14. Smt. Shyamala Gopinath *(joined the Board on 28.09.2004)*	6

लेखा-परीक्षा समिति

बोर्ड की लेखा-परीक्षा समिति (एसीबी) का गठन 27 जुलाई 1994 को किया गया था। इस समिति की संरचना एवं कार्य निम्नानुसार हैं :

बोर्ड की लेखा-परीक्षा समिति की संरचना :

बोर्ड की लेखा-परीक्षा समिति में निदेशक-बोर्ड के छह सदस्य हैं। इनमें दो पूर्णकालिक निदेशक, दो सरकारी निदेशक (भारत सरकार तथा भारतीय रिज़र्व बैंक के नामिती) तथा दो गैर-सरकारी, गैर-कार्यपालक निदेशक हैं, जिनमें से एक सनदी लेखाकार हैं।

बोर्ड की लेखा-परीक्षा समिति की बैठकों की अध्यक्षता बैंक के पूर्णकालिक निदेशकों के बजाय किसी गैर-कार्यपालक निदेशक द्वारा की जाती है।

बोर्ड की लेखा-परीक्षा समिति के कार्य

- बोर्ड की लेखा-परीक्षा समिति बैंक के समस्त लेखा-परीक्षा कार्य के परिचालन हेतु दिशानिर्देश देती है तथा उनका पर्यवेक्षण भी करती है। समस्त लेखा-परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा-परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता-नियंत्रण तथा बैंक की सांविधिक/ बाह्य लेखा-परीक्षा और भारतीय रिजर्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है।
- बोर्ड की लेखा-परीक्षा समिति बैंक में आंतरिक निरीक्षण/लेखा-परीक्षा कार्यप्रणाली, उसकी गुणवत्ता एवं अनुवर्तन की दृष्टि से प्रभावकारिता की समीक्षा करती है। यह समिति विशेषीकृत एवं बहुत बड़ी शाखाओं तथा असंतोषजनक श्रेणी की सभी शाखाओं की निरीक्षण-रिपोर्टों की भी समीक्षा करती है। यह समिति निम्नलिखित के अनुवर्तन पर विशेष ध्यान भी देती है :
  - अंतर-शाखा समायोजन खाते।
  - अंतर-बैंक खातों तथा नॉस्ट्रो खातों की लंबे समय से समाधान न हुई प्रविष्टियाँ।
  - विभिन्न शाखाओं की बहियों के समतुलन का बकाया कार्य।
  - धोखाधड़ियाँ।
  - आंतरिक लेखा-कार्य और व्यवस्था से संबंधित अन्य सभी प्रमुख क्षेत्र।
- यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है।
- सांविधिक लेखा-परीक्षाओं के संबंध में, बोर्ड की लेखा-परीक्षा समिति विस्तृत (लांग-फार्म) लेखा-परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है। वार्षिक/अर्धवार्षिक वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा-परीक्षकों से विचार-विमर्श करती है।

बोर्ड की लेखा-परीक्षा समिति के सदस्य हैं :

1. श्री. के. पी. झुनझुनवाला - निदेशक, अध्यक्ष (लेखापरीक्षा समिति)
2. श्री. पीयूष गोयल, निदेशक - सदस्य
3. श्री. अशोक के. किणी, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) - सदस्य
4. श्री. टी. एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग) - सदस्य
5. श्रीमती श्यामला गोपीनाथ, भारतीय रिज़र्व बैंक की नामिती - सदस्य
6. भारत सरकार के नामिती (सदस्य नामित किया जाना है)

आंतरिक नियंत्रण, प्रणालियों एवं कार्यविधियों तथा भारतीय रिज़र्व बैंक के दिशा-निर्देशानुसार अपेक्षित अन्य पहलुओं से संबंधित विभिन्न मामलों की समीक्षा करने हेतु बोर्ड की लेखा-परीक्षा समिति की वर्ष के दौरान 7 बैठकें (तालिका 9) आयोजित की गईं।

तालिका - 9 बोर्ड की लेखा-परीक्षा समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक/ आरबीआइ/ भारत सरकार के नामिती	पूर्णकालिक निदेशक	योग
27.05.2004	2	2	4
26.07.2004	4	2	6
30.09.2004	3	2	5
29.10.2004	4	2	6
30.12.2004	2	2	4
27.01.2005	2	2	4
10.03.2005	3	1	4

बोर्ड की जोखिम प्रबंधन समिति

केंद्रीय बोर्ड ने 23 मार्च 2004 को बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) के गठन का अनुमोदन किया। यह समिति ऋण-जोखिम,

Audit Committee

The Audit Committee of the Board (ACB) was constituted on 27th July 1994. The composition and functions of the ACB are placed below:

Composition of the ACB

The ACB has six members of the Board of Directors, including two whole time Directors, two official Directors (nominees of GOI and RBI), and two non-official, non-executive Directors, one of whom is a Chartered Accountant.

Meetings of the ACB are chaired by any one of the non-executive Directors and not by the whole time Directors of the Bank.

Functions of ACB

- ACB provides direction as also oversees the operation of the total audit function in the Bank. Total audit function implies organization, operationalisation and quality control of internal audit and inspection within the Bank and follow-up on the statutory / external audit of the Bank and inspection of RBI.
- ACB reviews the internal inspection/audit functions in the Bank – the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialized and extra-large branches and all branches with unsatisfactory ratings. It also, especially, focuses on the follow-up of:
    - Inter-branch adjustment accounts.
    - Unreconciled long outstanding entries in inter-bank accounts and nostro accounts.
    - Arrears in balancing of books at various branches.
    - Frauds.
    - All other major areas of housekeeping.
- It obtains and reviews half-yearly reports from the Compliance Department in the Bank.
- Regarding statutory audits, ACB follows up on all the issues raised in the Long Form Audit Reports. It interacts with the external auditors before the finalization of the annual/semi-annual financial accounts and reports.

The members of the ACB are:

1. Shri K.P. Jhunjhunwala – Director, Chairman (ACB)
2. Shri Piyush Goyal – Director – Member
3. Shri K.Ashok Kini, MD & GE (NB) - Member
4. Shri T.S. Bhattacharya, MD & GE (CB) – Member
5. Smt. Shyamala Gopinath, RBI Nominee – Member
6. GOI Nominee – Member (to be nominated)

During the year, 7 meetings of ACB (Table 9) were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of the RBI guidelines.

Table - 9 Attendance of ACB Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive/ RBI/GOI Nominee	Whole-time Directors	Total
27.05.2004	2	2	4
26.07.2004	4	2	6
30.09.2004	3	2	5
29.10.2004	4	2	6
30.12.2004	2	2	4
27.01.2005	2	2	4
10.03.2005	3	1	4

Risk Management Committee of the Board

The Central Board approved the constitution of Risk Management Committee of the Board (RMCB) on

बाजार-जोखिम तथा परिचालन-जोखिम संबंधी समन्वित जोखिम-प्रबंधन संबंधी नीति और कार्यनीति की निगरानी करेगी।

समिति का गठन

समिति के चार सदस्य निम्नानुसार हैं :

1) प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)
2) प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
3) दो गैर-कार्यपालक निदेशक : सर्वश्री पी.आर. खन्ना एवं सुमन के. बेरी

बैठकें :

आरएमसीबी की बैठकें तीन माह में एकबार और आवश्यक हो तो ज्यादा बार होती हैं। समिति की वर्ष के दौरान 4 बैठकें हुईं।

शेयरधारक/निवेशक शिकायत-निवारण समिति

शेयर बाजारों के सूचीकरण करार के खंड 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर-अंतरण, तुलन-पत्र न मिलने, बांडों पर ब्याज/घोषित लाभांश न मिलने जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/निवेशक शिकायत-निवारण समिति (एसजीसीबी) का गठन किया गया था।

बोर्ड की शेयरधारक /निवेशक शिकायत-निवारण समिति (एसजीसीबी) की संरचना

1. श्री पी.आर. खन्ना, शेयरधारक निदेशक, अध्यक्ष
2. श्री राजीव पांडे, निदेशक, सदस्य
3. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग), सदस्य
4. प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग), सदस्य

वर्ष के दौरान एसजीसीबी की 4 तिमाही बैठकें आयोजित की गईं।

बड़ी राशि (1करोड़ रुपए तथा अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति ने 29.3.2004 को आयोजित अपनी बैठक में 1 करोड़ रुपए तथा अधिक की धोखाधड़ियों की निगरानी एवं समीक्षा के लिए उपर्युक्त समिति के गठन का अनुमोदन किया था। इस समिति के प्रमुख कार्य हैं - प्रणालीगत खामियों, हों तो, धोखाधड़ी उजागर होने और रिपोर्टिंग में विलंब, हो तो, का पता लगाना, सीबीआइ/पुलिस-जाँच में प्रगति और वसूली-स्थिति पर निगरानी रखना, सुनिश्चित करना कि स्टाफ की जिम्मेदारी शीघ्र तय होती है, धोखाधड़ी की पुनरावृत्ति रोकने के लिए की गई सुधारात्मक कार्रवाई की प्रभावोत्पादकता की समीक्षा करना, तथा उपयुक्त निरोधात्मक उपाय करवाना। वर्ष के दौरान इस समिति की 3 बैठकें आयोजित की गईं।

समिति की संरचना

1. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) तथा उनकी अनुपस्थिति में प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
2. बोर्ड की लेखा-परीक्षा समिति से दो निदेशक - सर्वश्री के.पी. झुनझुनवाला एवं पीयूष गोयल
3. बैंक के बोर्ड से दो अन्य निदेशक - सर्वश्री अरुण सिंह एवं राजीव पांडे

बोर्ड की ग्राहक सेवा समिति

बैंक द्वारा प्रदत्त ग्राहक सेवा की गुणवत्ता में निरंतर आधार पर सुधार लाने के उद्देश्य से 26 अगस्त 2004 को बोर्ड की ग्राहक सेवा समिति का गठन किया गया।

समिति की संरचना

1. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)
2. श्री पी.आर. खन्ना
3. श्री अरुण सिंह

वर्ष के दौरान उक्त समिति की एक बैठक हुई।

बोर्ड की प्रौद्योगिकी समिति

बैंक की सूचना प्रौद्योगिकी पहलों की प्रगति का मार्ग प्रशस्त करने के लिए निम्नलिखित गैर-कार्यपालक निदेशकों के साथ 26 अगस्त 2004 को बोर्ड की प्रौद्योगिकी समिति गठित की गई।

1. श्री सुमन के. बेरी
2. श्री पीयूष गोयल

वार्षिक महासभा में उपस्थिति

वर्ष 2003-2004 की वार्षिक महासभा 9 जुलाई 2004 को आयोजित की गई थी, जिसमें 13 निदेशक उपस्थित थे। इनके नाम हैं - श्री. ए. के. पुरवार, श्री. सी. भट्टाचार्य, श्री. अशोक के. किणी, श्री. कैलाश पी. झुनझुनवाला, डॉ. आइ.जी. पटेल , श्री. अजय जी. पीरामल, श्री. पी.आर. खन्ना, श्री. सुमन के. बेरी, श्री. अनंत चंद्र कलिता और श्री. शांता राजु , श्री. अरुण सिंह, श्री. राजीव पांडे तथा श्री. ए.वी. सरदेसाई।

वार्षिक महासभाएँ

बैंक के शेयरधारकों की वर्ष 2003-04 की वार्षिक महासभा 9 जुलाई 2004 को, वर्ष 2002-03 की 24 जुलाई 2003 को, वर्ष 2001-02 की

March 23, 2004 to oversee the policy and strategy for integrated risk management relating to credit risk, market risk and operational risk.

Composition of the Committee

The Committee has 4 members:

1. MD&GE (NB)
2. MD & GE (CB)
3. Two non-executive Directors - Sarvashri P.R. Khanna and Suman K. Bery

Meetings:

RMCB meets quarterly or more often if the situation so demands. The Committee met 4 times during the year.

Shareholders'/Investors' Grievance Committee

In pursuance of clause 49 of the Listing Agreement with the Stock Exchanges, Shareholders'/Investors' Grievance Committee of the Board (SGCB) was formed to look into the redressal of shareholders' and investors' complaints regarding transfer of shares, non-receipt of balance sheet, non-receipt of interest on bonds / declared dividends, etc.

Composition of SGCB

1. Shri P.R. Khanna, Shareholder Director, Chairman
2. Shri Rajiv Pandey, Director, Member
3. Managing Director & GE (NB), Member
4. Managing Director & GE (CB), Member

The SGCB held 4 quarterly meetings during the year.

Special Committee of Directors for Monitoring of Large Value Frauds (Rs. 1 crore and above)

The ECCB, at its meeting held on 29.3.2004, accorded approval for constitution of the above Committee to monitor and review all the frauds of Rs.1 crore and above with a view to identifying systemic lacunae, if any, reasons for delay in detection and reporting, if any, monitoring progress of CBI/Police investigation, recovery position, ensuring that staff accountability exercise is completed quickly, reviewing the efficacy of remedial action taken to prevent recurrence of frauds and putting in place suitable preventive measures.

The Committee held 3 meetings during the year.

Composition of the Committee

1. MD & GE (NB) and in his absence, the MD & GE (CB)
2. Two Directors from Audit Committee of the Board - Sarvashri K.P. Jhunjhunwala and Piyush Goyal
3. Two other Directors from the Board of the Bank - Sarvashri Arun Singh and Rajiv Pandey.

Customer Service Committee of the Board

The Customer Service Committee of the Board was constituted on 26th August 2004, to bring about ongoing improvements on a continuous basis in the quality of customer service provided by the Bank.

Composition of the Committee

1. M D & GE (NB)
2. Shri P.R. Khanna
3. Shri Arun Singh

During the year the Committee held one meeting.

Technology Committee of the Board

The Technology Committee of the Board was constituted on 26th August 2004, for tracking the progress of the Bank's IT initiatives with the following non-executive directors:

1. Shri Suman K. Bery
2. Shri Piyush Goyal

Attendance of the Annual General Meeting

The Annual General Meeting for the year 2003-04, which was held on 9th July 2004, was attended by 13 directors, namely, Shri A.K. Purwar, Shri C. Bhattacharya, Shri K.Ashok Kini, Shri Kailash P. Jhunjhunwala, Dr. I.G. Patel, Shri Ajay G. Piramal, Shri P.R. Khanna, Shri. Suman K. Bery, Shri Ananta Chandra Kalita and Shri Shantha Raju, Shri Arun Singh, Shri Rajiv Pandey and Shri A.V. Sardesai.

Annual General Meetings

The Annual General Meeting of the shareholders of the Bank for 2003-04 was held on 9th July 2004, for 2002-03

7 अगस्त 2002 को, वर्ष 2000-01 की 07 अगस्त 2001 को और वर्ष 1999-2000 की 3 अगस्त 2000 को मुंबई में आयोजित की गई।

बोर्ड के नए कार्यपालक निदेशकों का जीवन परिचय

वर्ष 2004-05 में श्री टी.एस. भट्टाचार्य ने प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग) के रूप में कार्यग्रहण किया। अपनी इस नियुक्ति के पूर्व वे स्टेट बैंक ऑफ इंदौर के प्रबंध निदेशक थे। उन्होंने बैंक के खुदरा बैंकिंग, विपणन एवं उत्पाद विकास विभागों, अंतर्राष्ट्रीय मर्चेंट बैंकिंग और अंतर्राष्ट्रीय करेस्पांडेंट बैंकिंग विभागों के प्रमुख के रूप में कार्य किया है। वे नाभिकीय भौतिकी में स्नातकोत्तर उपाधि प्राप्त हैं तथा साहा नाभिकीय भौतिकी संस्थान में एसोसिएट और प्रबंधन में स्नातकोत्तर हैं।

अध्यक्ष तथा प्रबंध निदेशकों को 2004-05 में संदत्त वेतन तथा भत्ते

अध्यक्ष

श्री ए.के. पुरवार	(1.4.2004 से 31.03.2005 तक)	रु.5,30,100.00

प्रबंध निदेशक

1. श्री सी भट्टाचार्य	(01.04.2004 से 31.01.2005 तक)	रु.4,09,243.50
2. श्री के. अशोक किणी	(01.04.2004 से 31.03.2005 तक)	रु.4,67,080.14
3. श्री टी.एस. भट्टाचार्य	(28.02.2005 से 31.03.2005 तक)	रु. 42,904.98

बैठक-शुल्क

15 जनवरी 2004 से बैठक शुल्क संशोधित किया गया है। अब निदेशकों को केंद्रीय बोर्ड की प्रत्येक बैठक के लिए 5,000 रुपए तथा बोर्ड की समिति की बैठकों के लिए 2,500 रुपए प्रति बैठक-शुल्क के रूप में दिए जाते हैं, किंतु बैंक के अध्यक्ष और प्रबंध निदेशकों तथा भारतीय रिज़र्व बैंक एवं भारत सरकार द्वारा नामित निदेशकों को बैठक शुल्क नहीं दिया जाता।

संचार माध्यम

बैंक की यह दृढ़ मान्यता है कि सभी हितधारकों को बैंक के कार्यकलाप, निष्पादन और नए उत्पादों के बारे में पूर्ण जानकारी प्राप्त होनी चाहिए। वर्ष 2004-05 के लिए बैंक के वार्षिक, अर्ध-वार्षिक और तिमाही परिणाम देश के सभी प्रमुख समाचार-पत्रों में प्रकाशित किए गए। इन परिणामों को बैंक की वेबसाइट (www.sbi.co.in और www. statebankofindia.com) पर भी प्रदर्शित किया गया। वार्षिक रिपोर्ट बैंक के सभी शेयरधारकों को भेजी जाती है। इसके अलावा, बैंक के प्रत्येक शेयरधारक को अर्ध वार्षिक परिणाम भी भेजे गए। बैंक की वेबसाइट पर अन्य सामग्री के साथ-साथ बैंक द्वारा जारी समाचार, बैंक की वार्षिक रिपोर्ट और अर्ध-वार्षिक रिपोर्ट तथा विभिन्न उत्पाद-प्रस्तावों का ब्योरा प्रदर्शित किया जाता है। प्रत्येक वर्ष बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है, जिसमें बैंक के अध्यक्ष द्वारा एक प्रस्तुति तथा मीडिया द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं। इसके बाद एक और बैठक आयोजित की जाती है, जिसमें अनेक निवेश-विश्लेषकों को आमंत्रित किया जाता है और उनसे बैंक के कार्यनिष्पादन पर विस्तृत चर्चा की जाती है। तिमाही परिणामों की घोषणा के बाद प्रेस अधिसूचनाएं जारी की जाती हैं।

शेयरधारकों के लिए सामान्य सूचना

शेयरधारकों की वार्षिक महासभा : दिनांक 30.06.2005, समय अपराह्न 3.30 बजे, स्थान : नेहरू केंद्र ऑडिटोरियम, डॉ.एनी बेसंट रोड, वरली, मुंबई 400 018.

वित्तीय कैलेंडर	:	1-4-2004 से 31-3-2005
बहीबंदी की तिथि	:	21-06-2005 से 30-06-2005
लाभांश-भुगतान तिथि	:	26-07-2005
शेयर बाजार जिनमें सूचीकरण किया गया है	:	मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नै और राष्ट्रीय शेयर बाजार (विश्व जमा रसीदें लंदन शेयर बाजार में सूचीकृत हैं) लंदन शेयर बाजार (एलएसई) सहित सभी शेयर बाजारों को आज तक का सूचीकरण शुल्क अदा कर दिया गया है।
स्टाक कोड	:	112
निक्षेपागार (डिपाजिटरी) सहभागिता	:	बैंक के शेयरों की संख्या 500 से अधिक होने पर उनका लेनदेन अनिवार्य रूप से डीमेट रूप में किया जाता है। नेशनल

on 24th July 2003, for 2001-02 on 7th August 2002, for 2000-01 on 7th August 2001 and for 1999-2000 on 3rd August 2000, at Mumbai.

Bio-data of the New Executive Director on the Board

Shri T.S. Bhattacharya joined as the Managing Director & Group Executive (Corporate Banking) on 28th February 2005. Prior to this appointment, he was the Managing Director, State Bank of Indore. He also headed the Retail Banking, Marketing and Product Development Departments, International Merchant Banking and International Correspondent Banking Departments of the Bank. He is M.Sc in Nuclear Physics and an Associate of Saha Institute of Nuclear Physics, and a post-graduate in Management.

Salary and Allowances paid to the Chairman and Managing Directors in 2004-05

Chairman		
Shri A.K.Purwar	(1.4.2004 to 31.3.2005)	Rs. 5,30,100.00
Managing Directors		
1. Shri C. Bhattacharya	(1.04.2004 to 31.01.2005)	Rs. 4,09,243.50
2. Shri K. Ashok Kini	(1.04.2004 to 31.03.2005)	Rs. 4,67,080.14
3. Shri T.S. Bhattacharya	(28.02.2005 to 31.03.2005)	Rs. 42,904.98

Sitting Fees

Sitting fees have been revised from 15th January 2004. The Directors are now given a sitting fee of Rs. 5,000 for attending every Central Board meeting and Rs. 2,500 for attending any committee meeting of the Board. Sitting fees are, however, not paid to the Chairman and Managing Directors of the Bank and the Directors, who are nominees of RBI and Government of India.

Means of Communication

The Bank strongly believes that all stakeholders should have access to complete information on its activities, performance and product initiatives. Annual, half-yearly and quarterly results of the Bank for the year 2004-05 were published in all leading newspapers of the country. The results were also displayed on the Bank's website (www.sbi.co.in and www.statebankofindia.com). The Annual Report is sent to all shareholders of the Bank. In addition, the half-yearly results were also sent to each shareholder of the Bank. The Bank's website displays, interalia, official news releases of the Bank, the Bank's Annual Report and half-yearly report, and details of various product offerings. Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day, in which the Chairman makes a presentation and answers the queries of the media. This is followed by another meeting to which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting. After declaring quarterly results, press notifications are issued.

General Shareholder Information

The Annual General Meeting of the Shareholders: Date 30.06.2005, Time 3.30 PM, Venue: Nehru Centre Auditorium, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Financial Calendar	: 1-4-2004 to 31-3-2005
Date of Book Closure	: 21.06.2005 to 30.06.2005
Dividend Payment Date	: 26.07.2005
Listing on Stock Exchanges	: Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and National Stock Exchange (GDRs listed on London Stock Exchange (LSE)). Listing Fees have been paid up to date to all Stock Exchanges including LSE.
Stock Code	: 112
Depository Participation	: The Bank's shares above 500 are compulsorily traded in demat form. The National Securities Depository Limited (NSDL) and

		सिक्यूरिटीज डिपाजिटरी लि. और सेंट्रल डिपाजिटरी सर्विसेस लि. डीमेट रूप में बैंक के शेयरों के निक्षेपागार (डिपाजिटरी) धारक हैं।
इलेक्ट्रॉनिक समाशोधन	:	मुंबई, कोलकाता, नई दिल्ली, बंगलूर, चेन्नै, अहमदाबाद और हैदराबाद में बैंक के शेयरों पर लाभांश का भुगतान भारतीय रिज़र्व बैंक की इलेक्ट्रॉनिक समाशोधन सेवा के माध्यम से भी किया जा रहा है (39 अन्य केंद्रों पर यह सुविधा दी जाने वाली है)।
पंजीयक और अंतरण एजेंट	:	मै. डाटामैटिक्स फाइनैंशल सॉफ्टवेयर एंड सर्विसेस लिमिटेड, यूनिट : भारतीय स्टेट बैंक, प्लाट ए-16 और 17, एमआइडीसी, पार्ट बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093
शेयर-अंतरण प्रणाली	:	रजिस्ट्रीकरण और अंतरण (आर एंड टी) एजेंट के माध्यम से
बकाया जीडीआर	:	31.03.2005 को 2,07,34,009 (संख्या)
पत्र व्यवहार के लिए पता	:	भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, केंद्रीय कार्यालय, स्टेट बैंक भवन, 9वीं मंजिल, एमसी रोड, नरीमन पॉइंट, मुंबई-400 021

शेयर-कीमत उतार-चढ़ाव

बैंक के शेयरों की कीमतें औसतन पूरे वर्ष संतुलित रहीं। भारतीय स्टेट बैंक के शेयरों ने लगभग पूरे वर्ष बीएसई सेंसेक्स में औसत से बेहतर निष्पादन दर्शाया। शेयर-कीमत उतार-चढ़ाव और बीएसई सेंसेक्स तालिका 10 में प्रस्तुत किए गए हैं। बैंक के शेयरों का बाजार पूंजीकरण बीएसई में 4.04% और एनएसई में 3.63% के भारांक पर था, जो मार्च 2005 की समाप्ति पर इन दोनों शेयर बाजारों में क्रमश 7वें स्थान पर रहा। बैंक का शेयर सबसे ज्यादा क्रय-विक्रय किए जाने वाले शेयरों में से एक रहा।

तालिका - 10 बाजार मूल्य आंकड़े
(अंतिम मूल्य)

मास	बीएसई में भारतीय स्टेट बैंक के शेयर का मूल्य (रु)		बीएसई सूचकांक	
	अधिकतम	न्यूनतम	अधिकतम	न्यूनतम
अप्रैल 2004	657.55	614.60	5925.58	5655.09
मई 2004	655.70	447.00	5757.30	4505.16
जून 2004	486.75	408.90	4963.75	4644.00
जुलाई 2004	469.55	418.30	4843.77	5170.32
अगस्त 2004	459.55	420.10	5252.78	5038.28
सितंबर 2004	492.85	450.65	5616.87	5192.72
अक्तूबर 2004	489.90	439.10	5776.85	5581.49
नवंबर 2004	529.70	468.85	6234.29	5704.10
दिसंबर 2004	652.45	540.60	6602.69	6227.83
जनवरी 2005	655.80	570.90	6679.20	6102.74
फरवरी 2005	714.40	634.15	6713.86	6530.06
मार्च 2005	742.50	656.95	6915.09	6367.86

निवेशकों की आवश्यकताएँ

निवेशकों की शेयरधारिता संबंधी विभिन्न आवश्यकताओं को पूरा करने के लिए मुंबई में कारपोरेट कार्यालय (शेयर एवं बांड विभाग) और 14 स्थानीय प्रधान कार्यालयों (शेयर एवं बांड कक्ष) में एक पूर्ण सुव्यवस्थित तंत्र है। निवेशकों की शिकायतें, चाहे बैंक कार्यालयों को मिली हों या रजिस्ट्रीकरण और अंतरण-एजेंटों को, तुरंत ध्यान देकर उनका निवारण किया जाता है। इस कार्य की निगरानी शीर्ष प्रबंधन स्तर पर की जाती है। बैंक ने देशभर में 88 अन्य केंद्रों का चयन कर प्रत्येक केंद्र पर शेयरधारकों/ निवेशकों की आवश्यकताओं पर ध्यान देने के लिए एक अधिकारी को पदनामित किया है।

प्रतिभूति बाजार जागरुकता अभियान

सेबी द्वारा शुरू किए गए प्रतिभूति बाजार जागरूकता अभियान (एसएमएसी) के अंतर्गत बैंक ने वर्ष 2004-2005 के दौरान दस केंद्रों में एसएमएसी पर कार्यशालाएं आयोजित कीं।

	Central Depository Services (India) Limited (CDSL) are the depositories holding the Bank's shares in demat form.
Electronic Clearing	: Dividend on SBI shares is also being paid through RBI's Electronic Clearing Service at Mumbai, Kolkata, New Delhi, Bangalore, Chennai, Ahmedabad and Hyderabad (being extended to 39 other centres).
Registrar and Transfer Agent	: M/s. Datamatics Financial Software & Services Limited, Unit: State Bank of India, Plot A-16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (E), Mumbai – 400 093.
Share Transfer System	: Through R&T Agent
Outstanding GDR	: 2,07,34,009 (No.s) as on 31.03.2005
Address for Correspondence	: State Bank of India, Shares & Bonds Department, Central Office, State Bank Bhavan, 9th Floor, M.C. Road, Nariman Point, Mumbai – 400 021.

Share Price Movement

The Bank's shares on an average remained stable and outperformed BSE Sensex during the year The movement of the share price and the BSE Sensex is presented in Table-10. The market capitalization of the Bank's shares had a weightage of 4.04 % at BSE and 3.63% at NSE, occupying the 7th position at both the stock exchanges as at the end of March, 2005. The Bank's scrip has been one of the heavily traded scrips.

Table - 10 Market Price Data

(Closing Values)

Months	SBI's Share Price at BSE (Rs.)		BSE Sensex	
	High	Low	High	Low
April 2004	657.55	614.60	5925.58	5655.09
May 2004	655.70	447.00	5757.30	4505.16
June 2004	486.75	408.90	4963.75	4644.00
July 2004	469.55	418.30	4843.77	5170.32
August 2004	459.55	420.10	5252.78	5038.28
September 2004	492.85	450.65	5616.87	5192.72
October 2004	489.90	439.10	5776.85	5581.49
November 2004	529.70	468.85	6234.29	5704.10
December 2004	652.45	540.60	6602.69	6227.83
January 2005	655.80	570.90	6679.20	6102.74
February 2005	714.40	634.15	6713.86	6530.06
March 2005	742.50	656.95	6915.09	6367.86

Investors' Needs

To meet various requirements of the investors regarding their holdings, the Bank has a full-fledged machinery at its Corporate Office (Shares & Bonds Department at Mumbai) and at the 14 Local Head Offices (Shares & Bonds Cells). The investors' grievances, whether received at the Bank's offices or at the office of the Registrar and Transfer Agents, are redressed expeditiously and monitored at the Top Management level. The Bank has also identified 88 other centres across the country and designated one official at each centre to attend to the shareholders'/investors' needs.

Securities Market Awareness Campaign

Under the SEBI-initiated Securities Market Awareness Campaign (SMAC), the Bank, during the year 2004-2005, organized workshops on SMAC at ten centres.

तालिका - 11 शेयरधारिता का विवरण

(31.03.2005 की स्थिति के अनुसार)

शेयरधारक	धारित शेयरों का प्रतिशत
भारतीय रिज़र्व बैंक	59.73
अनिवासी (विदेशी संस्थागत निवेशक/विदेशी कारपोरेट निकाय/अनिवासी भारतीय/ विश्व जमा रसीदें)	19.83
बीमा कंपनियों/बैंकों सहित वित्तीय संस्थाएँ	6.23
म्यूचुअल फंड्स/सरकारी कंपनियाँ / भारतीय यूनिट ट्रस्ट	5.27
देशी कंपनियाँ/न्यास	2.54
निवासी व्यक्तियों सहित अन्य	6.40
शेयरधारकों की संख्या	5.25 लाख

तालिका 12 बैंक के दस शीर्ष शेयरधारक

(31.03.2005 की स्थिति के अनुसार)

	धारक का नाम	धारित ईक्विटी का प्रतिशत
1.	भारतीय रिजर्व बैंक	59.73
2.	विश्व जमा रसीदों के निक्षेपागार के रूप में दि बैंक ऑफ न्यूयॉर्क	7.88
3.	भारतीय जीवन बीमा निगम	5.14
4.	फिडेलिटी मैनेजमेंट एंड रिसर्च कंपनी खाता	1.27
5.	मेरिल लिंच कैपिटल मार्केट्स	0.93
6.	सिंगापुर सरकार	0.58
7.	सीएलएसए मर्चेंट बैंकर्स लि. खाता	0.38
8.	टेंपल्टन म्यूचुअल फंड खाता फ्रैंकलिन इंडिया फ्लेक्सी	0.38
9.	द इंडिया फंड, इनकारपोरेशन	0.33
10.	फिडेलिटी इंवेस्टमेंट फंड्स- फिडेलिटी स्पेशल एसपी	0.32

Table - 11 Distribution of Shareholdings

(As on 31.03.2005)

Shareholders	% of shares held
Reserve Bank of India	59.73
Non-residents (FIIs / OCBs / NRIs / GDRs)	19.83
Financial Institutions including Insurance Companies / Banks	6.23
Mutual Funds / Government Companies / UTI	5.27
Domestic Companies / Trusts	2.54
Others including Resident Individuals	6.40
No. of Shareholders	5.25 lacs

Table - 12 Top Ten Shareholders of the Bank

(As on 31.03.2005)

Name of the Holder	Equity held (%)
1. Reserve Bank of India	59.73
2. The Bank of New York as Depository to GDRs	7.88
3. Life Insurance Corporation of India	5.14
4. Fidelity Management and Research Company A / c.	1.27
5. Merrill Lynch Capital Markets	0.93
6. Government of Singapore	0.58
7. CLSA Merchant Bankers Ltd. A / c	0.38
8. Templeton Mutual Fund A / c Franklin India flexi	0.38
9. The India Fund, Inc	0.33
10. Fidelity Investment Funds – Fidelity Special SP	0.32

अनुलग्नक I

गैर-कार्यपालक निदेशकों के संबंध में संक्षिप्त जानकारी

श्री कैलाश पी. झुनझुनवाला

(जन्मतिथि : 4 जनवरी 1937)

श्री के.पी. झुनझुनवाला, उद्योगपति, भारतीय स्टेट बैंक अधिनियम की धारा 19 (खख) के अंतर्गत 16 मार्च 2004 से 27 दिसंबर 2005 तक या उनके उत्तराधिकारी की नियुक्ति तक, जो भी पहले हो, केंद्रीय बोर्ड के पदेन निदेशक हैं।

वे बैंक के पटना स्थानीय बोर्ड के अध्यक्ष हैं। वे बिहार औद्योगिक संघ, पटना के अध्यक्ष और लघु उद्योग बोर्ड, उद्योग मंत्रालय, भारत सरकार, नई दिल्ली के सदस्य रहे हैं।

डॉ. आइ.जी. पटेल

(जन्मतिथि : 11 नवंबर 1924)

डॉ. आइ.जी. पटेल भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 1 सितंबर 2004 से तीन वर्ष के लिए या यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। डॉ. पटेल भारतीय रिज़र्व बैंक के गर्वनर तथा लंदन स्कूल ऑफ इकनामिक्स के निदेशक भी रहे हैं।

श्री पी.आर. खन्ना

(जन्मतिथि : 2 जुलाई 1933)

श्री पी.आर. खन्ना, भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 10 सितंबर 2002 से अर्थात् तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। श्री खन्ना दिल्ली आधारित सनदी लेखाकार हैं।

श्री सुमन कुमार बेरी

(जन्मतिथि : 18 जुलाई 1949)

श्री सुमन कुमार बेरी, अर्थशास्त्री, भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 10 सितंबर 2002 से 3 वर्ष के लिए और यदि पुनःनिर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे राष्ट्रीय व्यावहारिक आर्थिक अनुसंधान परिषद, नई दिल्ली के महानिदेशक हैं।

श्री अजय जी. पीरामल

(जन्मतिथि : 3 अगस्त 1955)

श्री अजय जी. पीरामल, उद्योगपति, भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 1 सितंबर 2004 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। श्री पीरामल, कपड़ा उद्योग, फार्मास्युटिकल्स, ग्लास कंटेनर्स, कटिंग टूल्स, इलेक्ट्रानिक्स आदि का व्यवसाय करने वाले विविध समूह (पीरामल एंटरप्राइजेज लि.) के अध्यक्ष हैं।

श्री अनंत सी. कलिता

(जन्मतिथि : 1 जून 1948)

श्री अनंत चंद्र कलिता, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत कामगार स्टाफ के प्रतिनिधि के रूप में 15 जुलाई 2003 से तीन वर्ष की अवधि हेतु या बैंक के कामगार कर्मचारी के पद से सेवामुक्त होने तक या अगला आदेश जारी होने तक, जो भी पहले हो, नामित निदेशक हैं। किंतु वे इस पद पर लगातार छह वर्ष से अधिक समय तक नहीं रह सकेंगे। वे भारतीय स्टेट बैंक, आंचलिक कार्यालय, गुवाहाटी में प्रधान सहायक हैं।

श्री अरुण सिंह

(जन्मतिथि : 4 अप्रैल 1965)

श्री अरुण सिंह, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 25 जुलाई 2003 से तीन वर्ष के लिए अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार और मेसर्स अरुण सिंह एंड कं. के वरिष्ठ भागीदार हैं तथा पूर्व में यूनियन बैंक ऑफ इंडिया के बोर्ड के निदेशक रहे हैं।

श्री राजीव पांडे

(जन्मतिथि : 7 सितंबर 1957)

श्री राजीव पांडे, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए अथवा उत्तराधिकारी

Annexure I

Resumes of the Non-Executive Directors

Shri Kailash P. Jhunjhunwala

(Date of Birth: 4th January, 1937)

Shri K.P. Jhunjhunwala, an industrialist, is an Ex-Officio Director on the Central Board u/s 19(bb) of the SBI Act, w.e.f. 16th March,2004 and upto 27thDec., 2005 or till the appointment of his successor, whichever is earlier.

He is the President of the Bank's Patna Local Board. He was President of Bihar Industries Association, Patna and Member of SSI Board, Ministry of Industries, Government of India, New Delhi.

Dr. I.G. Patel

(Date of Birth: 11th November, 1924)

Dr. I.G. Patel is a Director elected by the shareholders u/s 19(c) of the SBI Act, w.e.f. 1st September 2004 for three years and if reelected, for a further period of three years. Dr. Patel was the Governor of Reserve Bank of India and was also the Director of London School of Economics.

Shri P.R. Khanna

(Date of Birth: 2nd July, 1933)

Shri P.R. Khanna is a Director elected by the shareholders u/s 19(c) of the SBI Act, w.e.f. 10th September 2002 for three years and if reelected, for a further period of three years. Shri Khanna is a Chartered Accountant based at Delhi.

Shri Suman Kumar Bery

(Date of Birth: 18th July, 1949)

Shri Suman Kumar Bery, an Economist, is a Director elected by the shareholders u/s 19(c) of the SBI Act, w.e.f. 10th September 2002 for three years and if reelected, for a further period of three years. He is the Director General (CEO) of National Council of Applied Economic Research (NCAER), New Delhi.

Shri Ajay G. Piramal

(Date of Birth: 3rd August, 1955)

Shri Ajay G. Piramal, an industrialist, is a Director elected by the shareholders u/s 19(c) of the SBI Act, w.e.f. 1st September 2004 for three years and if reelected, for a further period of three years. Shri Piramal heads a diversified group (Piramal Enterprises Ltd.) with interests in textiles, pharmaceuticals, glass containers, cutting tools, electronics, etc.

Shri Ananta C. Kalita

(Date of Birth: 1st June, 1948)

Shri Ananta Chandra Kalita is a Director nominated u/s 19(ca) of the SBI Act representing the workmen staff, w.e.f. 15th July 2003 for a period of three years or until he ceases to be a workman employee of the Bank or until further orders, whichever is earlier, provided that he shall not hold office continuously for a period exceeding six years. He is Head Assistant, State Bank of India, Zonal Office, Guwahati.

Shri Arun Singh

(Date of Birth: 4th April, 1965)

Shri Arun Singh is a Director nominated by the Central Government under Section 19 (d) of the SBI Act, w.e.f. 25th July 2003 for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and a senior partner of M/s. Arun Singh & Co. and was earlier a Director on the Board of Union Bank of India.

Shri Rajiv Pandey

(Date of Birth: 7th September, 1957)

Shri Rajiv Pandey is a Director nominated by the Central Government under Section 19 (d) of the SBI

की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार और मेसर्स एस.डी. पांडे एंड कं. के भागीदार हैं। वे राजीव पांडे एंड कं. के मालिक और राजस्थान विकास ट्रस्ट प्रा.लि.बोर्ड के निदेशक हैं।

श्री पीयूष गोयल

(जन्मतिथि : 13 जून 1964)

श्री पीयूष गोयल, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार हैं और बैंक ऑफ बड़ौदा के बोर्ड के पूर्व निदेशक रह चुके हैं। वे फ्लैशनेट इन्फोसोल्यूशंस (इ.) लि. के अध्यक्ष एवं प्रबंध निदेशक भी हैं।

श्रीमती श्यामला गोपीनाथ

(जन्मतिथि : 20 जून 1949)

श्रीमती श्यामला गोपीनाथ, भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत 28 सितंबर 2004 से भारतीय रिज़र्व बैंक द्वारा नामित निदेशक हैं। श्रीमती श्यामला गोपीनाथ भारतीय रिज़र्व बैंक की उप गर्वनर हैं।

Act, w.e.f. 23rd January 2004 for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and a partner of M/s. S D Pandey & Co. He is the Proprietor of Rajiv Pandey & Co. and a Director on the Board of Rajasthan Development Trust P. Ltd.

Shri Piyush Goyal

(Date of Birth: 13th June 1964)

Shri Piyush Goyal is a Director nominated by the Central Government under Section 19 (d) of the SBI Act, w.e.f. 23rd January 2004 for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and was earlier a Director on the Board of Bank of Baroda. He is also the Chairman & Managing Director of Flashnet Infosolutions (I) Ltd.

Smt. Shyamala Gopinath

(Date of Birth: 20th June, 1949)

Smt. Shyamala Gopinath is a Director u/s 19(f) of the SBI Act (nominated by Reserve Bank of India), w.e.f. 28th September 2004. Smt. Shyamala Gopinath is Deputy Governor, Reserve Bank of India.

अनुलग्नक II

अन्य निदेशक-बोर्ड/बोर्ड-समितियों की संख्या

जिनमें निदेशक सदस्य अथवा अध्यक्ष हैं (31.3.2005 को)

	निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	समिति / कंपनियों की संख्या	
1	श्री अरुण कुमार पुरवार	अध्यक्ष क्र.5, डुनेडीन जेएम मेहता रोड मुंबई 400 006	13.11.2002	अध्यक्ष : निदेशक : सदस्य : प्रशासी बोर्ड के सदस्य :	14 5 11 2
2	श्री के. अशोक किणी	प्रबंध निदेशक डी-6, किनेलिन टावर्स 100 ए, नेपिएन सी रोड, मुंबई 400 006	01.04.2004	निदेशक : समिति-अध्यक्ष : समिति-सदस्य :	7 2 3
3	श्री तारा शंकर भट्टाचार्य	प्रबंध निदेशक एम-1, किनेलिन टॉवर्स, 100 ए, नेपियन सी रोड, मुंबई 400 006	28.02.2005	निदेशक : समिति-सदस्य :	1 3
	गैर-कार्यपालक निदेशक				
4	श्री कैलाश पी. झुनझुनवाला	2-बी, आशियाना पैलेस बोरिंग पाटलिपुत्र रोड पटना 800 013	16.03.2004	समिति-अध्यक्ष : समिति-सदस्य :	1 1
5	डॉ. आइ. जी. पटेल	सेवानिवृत्त गवर्नर भारतीय रिज़र्व बैंक 12 अमी सोसाइटी दिवालीपाड़ा, ओल्ड पादरा रोड, बड़ौदा 390 015	01.09.2004	निरंक	
6	श्री पृथ्वीराज खन्ना	सनदी लेखाकार 70 सुंदर नगर नई दिल्ली 110 003	10.09.2002	निदेशक : समिति-अध्यक्ष : समिति : सोसाइटी-सदस्य- प्रशासी निकाय :	4 1 7 2
7	श्री सुमन कुमार बेरी	अर्थशास्त्री महानिदेशक (राष्ट्रीय व्यावहारिक आर्थिक अनुसंधान परिषद) एन-42, पंचशील पार्क, नई दिल्ली 110 017	10.09.2002	समिति-सदस्य :	2

Annexure II

Number of Other Board of Directors/Board Committees, of which the Directors are Members or Chairpersons (as on 31.03.2005)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies/ Committees	
1. Shri Arun Kumar Purwar	Chairman No.5, Dunedin, J.M.Mehta Road, Mumbai 400006.	13.11.2002	Chairman: Director: Member: Member of the Governing Board:	14 5 11 2
2. Shri K. Ashok Kini	Managing Director D-6, Kinellan Towers, 100 A, Napean Sea Road, Mumbai 400 006	01.04.2004	Director: Chairman of Committee: Committee Member:	7 2 3
3. Shri Tara Sankar Bhattacharya	Managing Director M-1, Kinellan Towers, 100A, Napean Sea Road, Mumbai 400 006	28.02.2005	Director: Committee Member:	1 3
Non-Executive Directors				
4. Shri Kailash P. Jhunjhunwala	2-B, Ashiana Palace Boring Patliputra Road Patna 800 013	16.03.2004	Chairman of Committee: Committee Member:	1 1
5. Dr. I.G. Patel	Retired Governor, RBI 12 Ami Society, Diwalipara, Old Padra Road, Baroda 390 015	01.09.2004	Nil	
6. Shri Prithvi Raj Khanna	Chartered Accountant 70 Sunder Nagar New Delhi 110 003	10.09.2002	Director: Chairman of Committee: Committee: Societies-Member-Governing Body:	4 1 7 2
7. Shri Suman Kumar Bery	Economist – Director General (National Council of Applied Economic Research) N-42, Panchshila Park New Delhi 110 017	10.09.2002	Committee Member:	2

अनुलग्नक II (जारी)

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या
8 श्री अजय जी. पीरामल	उद्योगपति अध्यक्ष पीरामल एंटरप्राइजेस डॉ. आंबेडकर रोड परेल, मुंबई 400 012	01.09.2004	अध्यक्ष : 41 निदेशक : 3 प्रबंध समिति के उपाध्यक्ष : 1 समिति-सदस्य : 2 प्रशासी बोर्ड : 1
9 श्री अनंत चंद्र कलिता	प्रधान सहायक भारतीय स्टेट बैंक आंचलिक कार्यालय बंगागर्त, गुवाहाटी 781 005	15.07.2003	निरंक
10 श्री शांता राजु	उप प्रबंधक भारतीय स्टेट बैंक बंगलूर स्थानीय प्रधान कार्यालय, 44, जी क्रास, एसबीआइ स्टाफ को.ऑ.हा.सो.लि., 8वां मेन, थर्ड स्टेज, वेस्ट ऑफ कोर्ड रोड बसवेश्वर नगर, बंगलूर 560 079	20.05.1999	निरंक
11 श्री अरुण सिंह	सनदी लेखाकार एफ-7, लाजपत नगर III नई दिल्ली 110 024	25.07.2003	समिति सदस्य : 2
12 श्री राजीव पांडे	सनदी लेखाकार, "पांडे चैंबर" 6 गोपाल बारी, अजमेर रोड जयपुर 302 001	23.01.2004	निदेशक : 1 न्यासी : 2 भागीदार : 1 मालिक : 1 समिति-सदस्य : 2
13 श्री पीयूष गोयल	सनदी लेखाकार 501, अर्चना राजबली पटेल लेन, ब्रीच कैंडी हॉस्पिटल के सामने मुंबई 400 026	23.01.2004	अध्यक्ष एवं प्रबंध निदेशक : 1 निदेशक : 2 समिति-सदस्य : 4
14 श्रीमती श्यामला गोपीनाथ (भारतीय रिज़र्व बैंक की नामिती)	उप गवर्नर भारतीय रिज़र्व बैंक केंद्रीय कार्यालय मिंट रोड , मुंबई 400 001	28.09.2004	निदेशक : 3 समिति-सदस्य : 1

Annexure II (contd.)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies	
8. Shri Ajay G. Piramal	Industrialist Chairman Piramal Enterprises Dr. Ambedkar Road, Parel, Mumbai 400 012	01.09.2004	Chairman: Director: Vice President of the Managing Committee: Committee Member: Board of Governors:	41 3 1 2 1
9. Shri Ananta Chandra Kalita	Head Assistant State Bank of India Zonal Office Bhangagarth Guwahati 781 005	15.07.2003	Nil	
10. Shri Shantha Raju	Deputy Manager State Bank of India Bangalore LHO 44, G Cross SBI Staff Co-op. Hsg. Soc. Ltd. 8th Main, 3rd Stage West of Chord Road Basaveswar Nagar Bangalore 560 079	20.05.1999	Nil	
11. Shri Arun Singh	Chartered Accountant F-7, Lajpat Nagar III New Delhi 110 024	25.07.2003	Committee Member:	2
12. Shri Rajiv Pandey	Chartered Accountant "Pandey Chamber" 6 Gopal Bari, Ajmer Road Jaipur 302 001	23.01.2004	Director: Trustee: Partner: Proprietor: Committee Member:	1 2 1 1 2
13. Shri Piyush Goyal	Chartered Accountant 501, Archana Rajabali Patel Lane Opp. Breach Candy Hospital Mumbai 400 026	23.01.2004	Chairman & Managing Director: Director: Committee Member:	 1 2 4
14. Smt. Shyamala Gopinath (Reserve Bank of India Nominee)	Deputy Governor RBI, Central Office Mint Road Mumbai 400 001	28.09.2004	Director: Committee Member:	3 1

अनुलग्नक III
निदेशक-बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण

निदेशक का नाम	बैठकों में उपस्थिति की तिथियां
1. श्री ए.के. पुरवार	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
2. श्री सी. भट्टाचार्य (31.01.2005 तक)	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/20
3. श्री के. अशोक किणी	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
4. श्री टी.एस. भट्टाचार्य (28.02.2005 से)	24/03/2005
5. श्री के.पी. झुनझुनवाला	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
6. डॉ. आइ.जी. पटेल	28/05/2004, 09/07/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
7. श्री पी.आर. खन्ना	28/05/2004, 09/07/2004, 27/07/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
8. श्री सुमन कुमार बेरी	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
9. श्री अजय जी. पीरामल	09/07/2004, 07/01/2005
10. श्री ए.सी. कलिता	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
11. श्री शांता राजु	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
12. श्री के.एस. पारीख (23.07.2004 तक)	निरंक
13. श्री अरुण सिंह	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
14. श्री राजीव पांडे	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
15. श्री पीयूष गोयल	28/05/2004, 27/07/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
16. श्री एन.एस. सिसोदिया (31.01.2005 तक)	27/07/2004, 30/10/2004, 07/01/2005
17. श्री ए.वी. सरदेसाई (28.09.2004 तक)	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004
18. श्रीमती श्यामला गोपीनाथ (28.09.2004 से)	30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005

Annexure III

Details of Attendance of each Director at the Meetings of the Board of Directors

Name of Director	Date of Meetings attended
1. Shri A.K. Purwar	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
2. Shri C. Bhattacharya (till 31.01.2005)	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005
3. Shri K. Ashok Kini	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
4. Shri T.S. Bhattacharya (w.e.f. 28.02.2005)	24/03/2005
5. Shri K.P. Jhunjhunwala	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
6. Dr. I.G. Patel	28/05/2004, 09/07/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
7. Shri P.R. Khanna	28/05/2004, 09/07/2004, 27/07/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
8. Shri Suman Kumar Bery	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
9. Shri Ajay G. Piramal	09/07/2004, 07/01/2005
10. Shri A.C. Kalita	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
11. Shri Shantha Raju	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
12. Shri K.S. Parikh (till 23.07.2004)	Nil
13. Shri Arun Singh	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
14. Shri Rajiv Pandey	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
15. Shri Piyush Goyal	28/05/2004, 27/07/2004, 30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005
16. Shri N.S. Sisodia (till 31.01.2005)	27/07/2004, 30/10/2004, 07/01/2005
17. Shri A.V. Sardesai (till 28.09.2004)	28/05/2004, 09/07/2004, 27/07/2004, 26/08/2004
18. Smt. Shyamala Gopinath (w.e.f. 28.09.2004)	30/10/2004, 07/01/2005, 28/01/2005, 24/03/2005

अनुलग्नक IV

चतुर्वेदी एंड कं.

सनदी लेखाकार

प्रमाणपत्र

प्रति
भारतीय स्टेट बैंक के शेयरधारक

हमने 31 मार्च 2005 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा कारपोरेट अभिशासन की उन शर्तों के अनुपालन की जाँच की है, जो शेयर-बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण-करार के खंड 49 में निर्धारित की गई हैं।

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है। हमारी जाँच कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थी। यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत व्यक्त करना है।

हमारी राय में और जहाँ तक हमें जानकारी है, उसके अनुसार एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने उपर्युक्त सूचीकरण-करार में निर्धारित कारपोरेट अभिशासन की शर्तों का अनुपालन किया है।

हम सूचित करते हैं कि शेयरधारक / निवेशक शिकायत-निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक-शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है, किंतु भारतीय प्रतिभूति और एक्सचेंज बोर्ड / बंबई स्टॉक एक्सचेंज द्वारा संदर्भित पांच शिकायतें न्यायालय के विचाराधीन हैं।

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भावी व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है, जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक का संचालन किया है।

चतुर्वेदी एंड कं.
सनदी लेखाकारों के लिए तथा उनकी ओर से

स्थान : मुंबई
दिनांक : 5 मई 2005

(एस. एन. चतुर्वेदी)
भागीदार

Annexure IV

CHATURVEDI & COMPANY

Chartered Accountants

Certificate

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of corporate governance by the State Bank of India, for the year ended on the 31st March 2005 as stipulated in clause 49 of the Listing Agreement of the State Bank of India with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the State Bank of India for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the State Bank of India.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the State Bank of India has complied with the conditions of Corporate Governance as stipulated in the abovementioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against the State Bank of India as per the records maintained by the Shareholders / Investors Grievance Committee. However, five grievances referred by SEBI / BSE are subjudice.

We further state that such compliance is neither an assurance as to the future viability of the State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of the State Bank of India.

For and on behalf of

Chaturvedi & Company
Chartered Accountants

(S. N. Chaturvedi)
Partner

Place: Mumbai
Date: 5th May, 2005

बैंक के बोर्ड की समितियों की सदस्यता

श्री ए.के. पुरवार	:	निरंक
श्री के. अशोक किणी	:	अध्यक्ष - ग्राहक सेवा समिति अध्यक्ष - बड़ी राशि की धोखाधड़ियों की निगरानी हेतु विशेष समिति सदस्य - बोर्ड की लेखा-परीक्षा समिति सदस्य - जोखिम प्रबंधन समिति सदस्य - शेयरधारक / निवेशक शिकायत निवारण समिति
श्री टी.एस. भट्टाचार्य	:	सदस्य - बोर्ड की लेखा-परीक्षा समिति सदस्य - जोखिम प्रबंधन समिति सदस्य - शेयरधारक / निवेशक शिकायत निवारण समिति
गैर-कार्यपालक निदेशक		
श्री के.पी. झुनझुनवाला	:	अध्यक्ष - निदेशक बोर्ड की लेखापरीक्षा समिति सदस्य - बड़ी राशि की धोखाधड़ियों की निगरानी हेतु निदेशकों की विशेष समिति
डॉ. आइ.जी. पटेल	:	निरंक
श्री पी.आर. खन्ना	:	अध्यक्ष - शेयरधारक/निवेशक शिकायत निवारण समिति सदस्य - जोखिम प्रबंधन समिति सदस्य - ग्राहक सेवा समिति
श्री सुमन कुमार बेरी	:	सदस्य - जोखिम प्रबंधन समिति सदस्य - प्रौद्योगिकी समिति
श्री अजय जी. पीरामल	:	निरंक
श्री ए.सी. कलिता	:	निरंक
श्री शांता राजु	:	निरंक
श्री अरुण सिंह	:	सदस्य - बड़ी राशि की धोखाधड़ियों की निगरानी हेतु निदेशकों की विशेष समिति सदस्य - ग्राहक सेवा समिति
श्री राजीव पांडे	:	सदस्य - शेयरधारक/निवेशक शिकायत निवारण समिति सदस्य - बड़ी राशि की धोखाधड़ियों की निगरानी हेतु निदेशकों की विशेष समिति
श्री पीयूष गोयल	:	सदस्य - निदेशक बोर्ड की लेखापरीक्षा समिति सदस्य - बड़ी राशि की धोखाधड़ियों की निगरानी हेतु निदेशकों की विशेष समिति सदस्य - प्रौद्योगिकी समिति
श्रीमती श्यामला गोपीनाथ	:	सदस्य - निदेशक बोर्ड की लेखापरीक्षा समिति

Membership of the Committees of the Bank's Board of Directors

Shri A.K. Purwar	:	Nil
Shri K. Ashok Kini	:	Chairman – Customer Service Committee Chairman – Special Committee of Directors for monitoring large value Frauds Member – Audit Committee of the Board Member – Risk Management Committee Member – Shareholders'/Investors' Grievance Committee
Shri T.S. Bhattacharya	:	Member – Audit Committee of the Board Member – Risk Management Committee Member – Shareholders'/Investors' Grievance Committee
Non-Executive Directors		
Shri K.P. Jhunjhunwala	:	Chairman – Audit Committee of the Board Member – Special Committee of Directors for monitoring large value Frauds
Dr. I.G. Patel	:	Nil
Shri P.R. Khanna	:	Chairman – Shareholders'/Investors' Grievance Committee Member – Risk Management Committee Member – Customer Service Committee
Shri Suman Kumar Bery	:	Member – Risk Management Committee Member – Technology Committee
Shri Ajay G. Piramal	:	Nil
Shri A.C. Kalita	:	Nil
Shri Shantha Raju	:	Nil
Shri Arun Singh	:	Member – Special Committee of Directors for monitoring large value Frauds Member – Customer Service Committee
Shri Rajiv Pandey	:	Member – Shareholders'/Investors' Grievance Committee Member – Special Committee of Directors for monitoring large value Frauds
Shri Piyush Goyal	:	Member – Audit Committee of the Board Member – Special Committee of Directors for monitoring large value Frauds Member – Technology Committee
Smt. Shyamala Gopinath	:	Member – Audit Committee of the Board

भारतीय स्टेट बैंक का 31 मार्च 2005 की स्थिति के अनुसार तुलन-पत्र
BALANCE SHEET OF THE STATE BANK OF INDIA AS ON 31ST MARCH 2005

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ CAPITAL AND LIABILITIES			अनुसूची सं. Schedule No.	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
				रु. Rs.	रु. Rs.
पूंजी Capital	...	...	1	526,29,89	526,29,89
आरक्षितियाँ और अधिशेष Reserves & Surplus	...	...	2	23545,83,70	19704,97,95
जमाराशियाँ Deposits	...	...	3	367047,52,65	318618,67,15
उधार Borrowings	...	...	4	19184,31,36	13431,33,35
अन्य देयताएँ और प्रावधान Other liabilities & provisions	...	...	5	49578,89,07	55533,99,67
			योग TOTAL	459882,86,67	407815,28,01

आस्तियाँ ASSETS			अनुसूची सं. Schedule No.	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
				रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ Cash & balances with Reserve Bank of India	...	...	6	16810,32,99	19041,28,41
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि Balances with banks & money at call & short notice		...	7	22511,76,87	24525,33,27
विनिधान Investments	...	...	8	197097,91,02	185676,48,28
अग्रिम Advances	...	...	9	202374,45,47	157933,53,74
अचल आस्तियाँ Fixed Assets	...	...	10	2697,69,20	2645,11,50
अन्य आस्तियाँ Other Assets	...	...	11	18390,71,12	17993,52,81
			योग TOTAL	459882,86,67	407815,28,01
समाश्रित देयताएँ Contingent liabilities	...	...	12	रु. Rs.159397,30,29	रु. Rs.111892,22,87
संग्रहण के लिए बिल Bills for collection	...	...	—	रु. Rs.16777,30,85	रु. Rs.10193,80,90
प्रमुख लेखा नीतियाँ Principal Accounting Policies	...	...	17		
लेखा टिप्पणियाँ Notes to Accounts	...	...	18		

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year) रु. Rs.	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year) रु. Rs.
प्राधिकृत पूंजी — 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital — 100,00,00,000 shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित, अभिदत्त और संदत्त पूंजी — 52,62,98,878 शेयर — प्रत्येक शेयर 10/- रु का [इसमें 4,15,38,018 (31.03.2004 को 4,15,38,018) शेयर सम्मिलित हैं जो 2,07,69,009 (31.03.2004 को 2,07,69,009) वैश्विक जमा रसीदों के रूप में हैं]. Issued, Subscribed and Paid-up Capital — 52,62,98,878 shares of Rs.10/- each [includes 4,15,38,018 shares (4,15,38,018 as on 31.03.2004) represented by 2,07,69,009 (2,07,69,009 as on 31.03.2004) Global Depository Receipts]	526,29,89	526,29,89
योग TOTAL	526,29,89	526,29,89

अनुसूची 2 — आरक्षितियां और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)		31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	11605,04,96		10679,44,06	
वर्ष के दौरान परिवर्धन Additions during the year	2482,09,95		925,60,90	
वर्ष के दौरान कटौतियाँ Deductions during the year		14087,14,91	—	11605,04,96
II. पूंजी आरक्षितियाँ Capital Reserves				
अथशेष Opening Balance	114,83,09		112,54,60	
वर्ष के दौरान परिवर्धन Additions during the year	188,05,39		2,28,49	
वर्ष के दौरान कटौतियाँ Deductions during the year		302,88,48	—	114,83,09
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	3510,57,33		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	3510,57,33	—	3510,57,33
IV. निवेश उतार-चढ़ाव आरक्षितियाँ Investment Fluctuation Reserve				
अथशेष Opening Balance	4371,15,38		2271,15,38	
वर्ष के दौरान परिवर्धन Additions during the year	882,74,00		2100,00,00	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	5253,89,38	—	4371,15,38
*V. राजस्व और अन्य आरक्षितियाँ Revenue and Other Reserves				
अथशेष Opening Balance	103,03,26		103,03,26	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	103,03,26	—	103,03,26
VI. विदेशी मुद्रा रूपांतरण आरक्षिति Foreign currency Translation Reserve		287,96,41		—
VII. लाभ और हानि खाते का अतिशेष Balance of Profit and Loss Account		33,93		33,93
योग TOTAL		23545,83,70		19704,97,95

* इसमें (भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 36 के अंतर्गत रखे गए) एकीकरण और विकास निधि के रु. 5,00,00,000 (पिछले वर्ष 5,00,00,000) शामिल हैं.

* *Includes Rs. 5,00,00,000 (previous year Rs. 5,00,00,000) of* Integration and Development Fund (maintained under Section 36 of the State Bank of India Act, 1955)

अनुसूची 3 — जमाराशियाँ
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2005की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
			रु. Rs.	रु. Rs.
क. A.	I.	माँग जमाराशियाँ Demand Deposits		
		(i) बैंकों से From banks	7327,98,63	6899,92,98
		(ii) अन्य से From others	49284,33,49	43390,90,05
	II.	बचत बैंक जमाराशियाँ Savings Bank Deposits	94907,15,83	79595,88,18
	III.	सावधि जमाराशियाँ Term Deposits		
		(i) बैंकों से From banks	6372,66,00	6302,59,73
		(ii) अन्य से From others	209155,38,70	182429,36,21
		योग TOTAL	367047,52,65	318618,67,15
ख. B.	(i)	भारत में शाखाओं की जमाराशियाँ Deposits of branches in India	352798,72,14	309798,20,91
	(ii)	भारत के बाहर स्थित शाखाओं की जमाराशियाँ Deposits of branches outside India	14248,80,51	8820,46,24
		योग TOTAL	367047,52,65	318618,67,15

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
		रु. Rs.	रु. Rs.
I.	भारत में उधार Borrowings in India		
	(i) भारतीय रिज़र्व बैंक Reserve Bank of India	—	—
	(ii) अन्य बैंक Other banks	—	—
	(iii) अन्य संस्थाएं और अभिकरण Other institutions and agencies	1242,06,10	1365,32,08
II.	भारत के बाहर से उधार Borrowings outside India	17942,25,26	12066,01,27
	योग TOTAL	19184,31,36	13431,33,35
	ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above	रु. Rs.1443,17,29	रु. Rs.2146,32,93

अनुसूची 5 — अन्य देयताएँ और प्रावधान
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	6850,42,67	15665,41,01
II.	अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	17565,77,10	5822,76,14
III.	प्रोद्भूत ब्याज Interest accrued	9604,90,40	17427,97,12
IV.	i) 63 मास के अप्रतिभूत अधीनस्थ प्रतिदेय बांड (1999-2000) i) 63 months Unsecured Subordinated Redeemable Bonds (1999-2000)	935,87,00	935,87,00
	ii) 63 मास तथा 87 मास के अप्रतिभूत अधीनस्थ प्रतिदेय बांड (2000-2001) ii) 63 months & 87 months Unsecured Subordinated Redeemable Bonds (2000-2001)	2500,00,00	2500,00,00
	iii) 108 मास के अप्रतिभूत प्रतिदेय ऋण : (2000-2001) iii) 108 Months Unsecured Redeemable Loan : (2000-2001) ... (देखें लेखा टिप्पणी सं. 3 Refer Notes to Accounts No. 3)	28,97,49	27,32,86
V.	आस्थगित कर देयताएँ (निवल) Deferred Tax Liabilities (net)	...	...
VI.	अन्य (इसमें प्रावधान सम्मिलित हैं) Others (including provisions)	12092,94,41	13154,65,54
	योग TOTAL	49578,89,07	55533,99,67

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1436,16,02	1284,98,05
II.	भारतीय रिज़र्व बैंक में जमाराशियाँ Balance with Reserve Bank of India		
	(i) चालू खाते में In Current Account	15374,16,97	17756,30,36
	(ii) अन्य खातों में In Other Accounts	...	...
	योग TOTAL	16810,32,99	19041,28,41

अनुसूची 7 — बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खातों में (a) In Current Accounts	473,57,28	297,47,95
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	1981,67,42	2649,39,55
(ii) माँग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice		
(क) बैंकों में (a) With banks	13084,21,00	13553,79,00
(ख) अन्य संस्थाओं में (b) With other institutions	—	—
योग TOTAL	15539,45,70	16500,66,50
II. भारत के बाहर Outside India		
(i) चालू खातों में In Current Accounts	1176,45,35	1903,76,44
(ii) अन्य जमा खातों में In Other Deposit Accounts	1604,99,60	250,68,52
(iii) मांग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice	4190,86,22	5870,21,81
योग TOTAL	6972,31,17	8024,66,77
कुल योग GRAND TOTAL	22511,76,87	24525,33,27

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
		रु. Rs.	रु. Rs.
I.	भारत में विनिधान Investments in India in		
	(i) सरकारी प्रतिभूतियाँ Government Securities	171425,69,16	157738,10,12
	(ii) अन्य अनुमोदित प्रतिभूतियाँ Other approved securities	3729,50,87	4194,47,61
	(iii) शेयर Shares	1117,28,77	901,89,75
	(iv) डिबेंचर और बांड Debentures and Bonds	13304,45,01	15874,94,56
	(v) समनुषंगी और/अथवा सह-उद्यम Subsidiaries and/or joint ventures	1521,45,41	1436,03,94
	(vi) अन्य (यूनिटें/वाणिज्यिक पत्र आदि) Others (Units/Commercial Papers etc.)	1358,00,21	1538,90,23
	योग TOTAL	192456,39,43	181684,36,21
II.	भारत के बाहर विनिधान Investments outside India in		
	(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) *Government securities (including local authorities)*	517,81,53	202,93,60
	(ii) विदेशों में समनुषंगी और/अथवा सह-उद्यम Subsidiaries and/or joint ventures abroad	245,92,30	276,73,05
	(iii) अन्य विनिधान (शेयर, डिबेंचर आदि) Other investments (Shares, Debentures etc.)	3877,77,76	3512,45,42
	योग TOTAL	4641,51,59	3992,12,07
	कुल योग GRAND TOTAL	197097,91,02	185676,48,28
III.	भारत मे विनिधान *Investments in India*		
	(i) विनिधानों का सकल मान Gross Value of Investments	195507,05,42	183347,43,45
	(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provision/Depreciation	3050,65,99	1663,07,24
	(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) ... ... योग TOTAL	192456,39,43	181684,36,21
IV.	भारत के बाहर विनिधान Investments outside India		
	(i) विनिधानों का सकल मान Gross Value of Investments	4666,09,85	4028,40,51
	(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provision/Depreciation	24,58,26	36,28,44
	(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) ... ... योग TOTAL	4641,51,59	3992,12,07
	कुल योग GRAND TOTAL	197097,91,02	185676,48,28

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
	रु. Rs.	रु. Rs.
क. A. (i) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	21470,77,78	14858,55,33
(ii) कैश क्रेडिट, ओवरड्राफ्ट और माँग पर प्रतिसंदेय उधार Cash credits, overdrafts and loans repayable on demand ...	73915,20,97	69328,51,83
(iii) सावधि उधार Term loans	106988,46,72	73746,46,58
योग TOTAL	202374,45,47	157933,53,74
ख. B. (i) मूर्त आस्तियों द्वारा प्रतिभूत (बही ऋणों पर अग्रिम सम्मिलित हैं) Secured by tangible assets (includes advances against Book Debts)	148286,67,22	119388,34,68
(ii) बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	7662,38,36	11937,11,50
(iii) अप्रतिभूत Unsecured	46425,39,89	26608,07,56
योग TOTAL	202374,45,47	157933,53,74
ग. C. (I) भारत में अग्रिम Advances in India		
(i) प्राथमिकताप्राप्त क्षेत्र Priority Sector	57864,82,15	42705,87,26
(ii) सार्वजनिक क्षेत्र Public Sector	24420,84,81	25874,94,72
(iii) बैंक Banks	42,12,86	2276,57,07
(iv) अन्य Others	96147,15,46	71168,92,67
योग TOTAL	178474,95,28	142026,31,72
(II) भारत के बाहर अग्रिम Advances outside India		
(i) बैंकों से शोध्य Due from banks	1405,95,11	891,51,65
(ii) अन्यों से शोध्य Due from others		
(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	9011,93,77	5155,75,79
(ख) अभिषद उधार (b) Syndicated loans	6555,75,81	5275,98,49
(ग) अन्य (c) Others	6925,85,50	4583,96,09
योग TOTAL	23899,50,19	15907,22,02
कुल योग GRAND TOTAL	202374,45,47	157933,53,74

अनुसूची 10 — अचल आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)		31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)	
		रु. Rs.		रु. Rs.
I. क. परिसर				
A. Premises				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1020,46,19		966,80,23	
वर्ष के दौरान परिवर्धन Additions during the year	194,22,91		54,00,36	
वर्ष के दौरान कटौतियाँ Deductions during the year	22,81		34,40	
अद्यतन मूल्यह्रास Depreciation to date	389,77,34	824,68,95	344,45,66	676,00,53
ख. परिसर सहित अन्य निर्माणाधीन अचल आस्तियाँ B. Premises including other fixed assets under Construction		121,26,70		146,54,10
II. अन्य अचल आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	3639,10,14		2643,27,00	
वर्ष के दौरान परिवर्धन Additions during the year	797,90,37		1017,11,23	
वर्ष के दौरान कटौतियाँ Deductions during the year	161,99,83		21,58,53	
अद्यतन मूल्ह्रास Depreciation to date	2865,93,89	1409,06,79	2315,52,54	1323,27,16
III. क. पट्टाकृत आस्तियाँ A. Leased Assets				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1350,46,43		1433,57,67	
वर्ष के दौरान समायोजन सहित परिवर्धन Additions during the year including adjustments	—		—	
वर्ष के दौरान प्रावधान सहित कटौतियाँ Deductions during the year including provisions	148,84,00		194,87,96	
अद्यतन मूल्ह्रास Depreciation to date	858,95,67		739,40,00	
	342,66,76		499,29,71	
ख. चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ) प्रावधान को घटाकर B. Capital works-in-progress (Leased Assets) net of Provisions ...	—	342,66,76	—	499,29,71
योग TOTAL		2697,69,20		2645,11,50

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
	रु. Rs.	रु. Rs.
(i) अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	—	—
(ii) प्रोद्भूत ब्याज Interest accrued	5234,74,79	5463,66,04
(iii) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	1968,96,03	2594,91,79
(iv) आस्थगित कर आस्तियाँ (निवल) Deferred Tax Assets (net)	475,68,66	245,06,69
(v) लेखन सामग्री और स्टांप Stationery and stamps	76,56,15	76,76,75
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	35,16	54,78
(vii) अन्य Others ... ... [इसमें आस्थगित राजस्व व्यय (स्वैच्छिक सेवानिवृत्ति) शामिल है (देखें लेखा टिप्पणी सं. 1)] [includes deferred revenue expenditure (VRS) (Refer to Notes to Accounts No. 1)]	10634,40,33	9612,56,76
योग TOTAL	18390,71,12	17993,52,81

अनुसूची 12 — समाश्रित देयताएँ
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (current year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (previous year)
	रु. Rs.	रु. Rs.
I. बैंक के विरुद्ध दावे जिन्हें ऋण के रूप में स्वीकार नहीं किया गया है Claims against the bank not acknowledged as debts	832,12,30	763,72,32
II. अंशतः संदत्त विनिधानों के लिए देयता Liability for partly paid investments	55,11,25	67,17,50
III. बकाया वायदा विनिमय संविदाओं की बाबत देयता Liability on account of outstanding forward exchange contracts	91704,70,94	58720,38,28
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	13674,68,01	11011,87,69
(ख) भारत के बाहर (b) Outside India	5400,84,21	5195,08,41
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	28016,78,74	21119,19,45
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी है Other items for which the bank is contingently liable	19713,04,84	15014,79,22
योग TOTAL	159397,30,29	111892,22,87

31 मार्च 2004 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2005

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2005 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2005 (current year)	31.3.2004 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2004 (previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	32428,00,20	30460,49,15
अन्य आय Other Income	14	7119,90,39	7612,46,12
	योग TOTAL	39547,90,59	38072,95,27
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	18483,37,55	19274,17,63
परिचालन व्यय Operating expenses	16	10074,17,22	9245,31,72
प्रावधान और आकस्मिक व्यय Provisions and contingencies		6685,84,08	5872,45,92
	योग TOTAL	35243,38,85	34391,95,27
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		4304,51,74	3681,00,00
अग्रानीत लाभ Profit brought forward		33,93	33,72
	योग TOTAL	4304,85,67	3681,33,72
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to statutory reserves		2482,09,95	925,60,90
अन्य आरक्षितियों को अंतरण (आइएफआर में 882 करोड़ रुपए शामिल हैं) Transfer to other reserves (includes Rs. 882 crore to IFR)		1070,79,40	2102,28,49
प्रस्तावित लाभांशों को अंतरण Transfer to proposed dividend		657,87,36	578,92,88
लाभांश पर कर का अंतरण Transfer to Tax on dividend		93,75,03	74,17,52
शेष राशि जो आगे तुलन-पत्र में ले जाई गई है Balance carried over to Balance Sheet		33,93	33,93
	योग TOTAL	4304,85,67	3681,33,72
प्रति शेयर मूल/कम करने योग्य आय (देखें लेखा टिप्पणी सं. 14) Basic/Diluted Earnings per Share (Refer Notes to Accounts No. 14)		रु. Rs. 81.79	रु. Rs. 69.94
प्रमुख लेखा नीतियाँ Principal Accounting Policies	17		
लेखा टिप्पणियाँ Notes to Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2005 (current year)	31.3.2004 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2004 (previous year)
	रु. Rs.	रु. Rs.
I. अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	13043,50,67	11267,17,68
II. विनिधानों पर आय Income on investments	16027,66,58	15715,51,48
III. भारतीय रिज़र्व बैंक में जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	1787,04,32	2499,39,06
IV. अन्य Others	1569,78,63	978,40,93
योग TOTAL	32428,00,20	30460,49,15

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2005 (current year)	31.3.2004 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2004 (previous year)
	रु. Rs.	रु. Rs.
I. कमीशन, विनिमय और दलाली Commission, exchange and brokerage	3544,67,35	3120,72,12
II. विनिधानों के विक्रय पर लाभ (निवल) Profit on sale of investments (Net)	1775,29,96	3073,45,43
III. विनिधानों के पुनर्मूल्यांकन पर लाभ (निवल) Profit on revaluation of investments (Net)	...	(20,54)
IV. भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	(1,83,02)	(62,67)
V. पट्टाकृत आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of leased assets (Net)	1,00,46	18,49
VI. विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	528,19,59	503,03,90
VII. विदेश/भारत में स्थापित समनुषंगियों/कंपनियों और/या संयुक्त उद्यमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends, etc., from subsidiaries/ companies and/or joint ventures abroad/in India	393,23,53	161,31,17
VIII. पट्टा आय Lease income		
(क/a) पट्टा प्रबंध शुल्क Lease management fee	...	...
(ख/b) पट्टा किराया Lease rental*	138,76,32	171,06,15
(ग/c) पट्टा वित्तपोषण प्रभार Lease finance charges	...	(1,14,66)
(घ/d) अतिदेय प्रभार Overdue charges	46,22	2,55,95
IX. प्रकीर्ण आय Miscellaneous Income	740,09,98	582,10,78
योग TOTAL	7119,90,39	7612,46,12

* पट्टा समकरण राशि रु.32,29,83 हजार रुपए कम करने के बाद (पिछले वर्ष: रु. 54,99,87 हजार)

* reduced by Lease Equalisation amount of Rs. 32,29,83 thousand (previous year: Rs. 54,99,87 thousand)

नोट : मद II से VI तक के अंतर्गत घाटे के आंकड़े, कोष्ठकों में दिखाए गए हैं.

Note: Under item II to VI, loss figures shown in brackets.

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2005 (current year)	31.3.2004 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2004 (previous year)
		रु. Rs	रु. Rs.
I.	जमाराशियों पर ब्याज Interest on deposits	17186,49,00	18122,90,14
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	408,68,45	160,95,59
III.	अन्य Others	888,20,10	990,31,90
	योग TOTAL	18483,37,55	19274,17,63

अनुसूची 16 — परिचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2005 (current year)	31.3.2004 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2004 (previous year)
		रु. Rs.	रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	6907,34,80	6447,69,33
II.	भाटक, कर और रोशनी Rent, taxes and lighting	723,11,91	641,76,66
III.	मुद्रण और लेखन-सामग्री Printing and stationery	162,50,79	146,13,34
IV.	विज्ञापन और प्रचार Advertisement and publicity	67,08,05	67,36,28
V.	(क) बैंक की संपत्ति पर मूल्यह्रास (पट्टाकृत आस्तियों के अतिरिक्त) (a) Depreciation on bank's property (Other than Leased Assets) ...	640,12,70	570,67,48
	(ख) पट्टाकृत आस्तियों पर मूल्यह्रास (b) Depreciation on Leased Assets	112,08,37	127,67,02
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	99,43	73,62
VII.	लेखा-परीक्षकों की फीस और व्यय (शाखा लेखा-परीक्षकों की फीस सहित) Auditors' fees and expenses (including branch Auditors')	54,24,68	46,52,23
VIII.	विधि प्रभार Law charges	49,77,41	48,66,01
IX.	डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones etc.	74,42,73	81,54,88
X.	मरम्मत और अनुरक्षण Repairs and maintenance	133,94,82	97,67,47
XI.	बीमा Insurance	239,95,86	168,86,83
XII.	अन्य व्यय Other expenditure	908,55,67	800,00,57
	योग TOTAL	10074,17,22	9245,31,72

अनुसूची 17

प्रमुख लेखा नीतियाँ (प्रलेनी)

1. **तैयार करने का आधार**

   वित्तीय विवरण अवधिगत लागत आधार पर तैयार किए गए हैं. वे भारत में सामान्यतः स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं, जिनमें सांविधिक प्रावधान, नियामक / भारतीय रिज़र्व बैंक (आरबीआई) के दिशा-निर्देश, भारतीय सनदी लेखाकार संस्थान (आईसीएआई) द्वारा जारी लेखा-मानक/मार्गदर्शी टिप्पणियाँ और भारत में बैंकिंग उद्योग में प्रचलित प्रथाएं शामिल होती हैं. विदेश स्थित कार्यालयों के लिए संबंधित देशों में प्रचलित सांविधिक प्रावधानों और प्रथाओं का पालन किया गया है.

2. **अग्रिम और उनसे संबंधित प्रावधान**

2.1 प्रावधानों और अलाभकारी आस्तियों (एनपीए) पर अवसूल ब्याज को घटाकर अग्रिम दर्शाया गया है.

2.2 विश्व-ऋण-संविभाग में मानक आस्तियों पर 0.25 प्रतिशत का एक सामान्य प्रावधान किया गया है.

2.3 भारतीय कार्यालय

2.3.1 समस्त अग्रिमों को चार श्रेणियों, अर्थात् (क) मानक आस्तियां, (ख) अव-मानक आस्तियां, (ग) संदिग्ध आस्तियां और (घ) हानिप्रद आस्तियां, में वर्गीकृत किया गया है.

2.3.2 सभी बकाया अग्रिमों में से अलाभकारी आस्तियों पर अवसूल ब्याज की राशि को घटाने के बाद निम्नानुसार प्रावधान किए गए हैं :

- **अव-मानक आस्तियों पर**

  (क) 10%

  (ख) 20% प्रारंभ से ही अप्रतिभृत जोखिम ऋणों के मामले में (जहाँ प्रतिभूति का वसूली योग्य मूल्य 10 प्रतिशत से अधिक नहीं है)

संदिग्ध आस्तियां

(क) जहाँ कहीं लागू हो, निर्यात ऋण गारंटी निगम/लघु उद्योग ऋण गांरटी न्यास द्वारा उपलब्ध कराई गई गारंटी सुरक्षा की रखनेयोग्य/वसूल करनेयोग्य राशि को घटाने के बाद अप्रतिभूत भाग पर 100 प्रतिशत.

(ख) प्रतिभूत भाग

अग्रिम को संदिग्ध माने जाने की अवधि	प्रतिशत
एक वर्ष तक	20
एक से तीन वर्ष तक	30
तीन वर्ष से अधिक	
(i) 31 मार्च, 2004 को	60
(ii) 1 अप्रैल, 2004 को अथवा उसके पश्चात्	100

(ग) यदि बैंक को देय राशि 180 दिनों से भी अधिक समय तक अतिदेय रहती है और अन्य अग्रिमों पर लागू विनियोजक प्रावधानीकरण इस पर लागू होता है तो राज्य सरकारों द्वारा प्रत्याभूत अग्रिमों का वर्गीकरण यथास्थिति 'संदिग्ध' या 'हानिप्रद' के रूप में किया जाता है.

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES (PAP) : 2004-2005

1. **Basis of Preparation**

   The financial statements are prepared under the historical cost convention. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprises the statutory provisions, regulatory/Reserve Bank of India (RBI) guidelines, Accounting Standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the pratices prevalent in the banking industry in India. In respect of foreign offices, statutory provisions and practices prevailing in respective countries are complied with.

2. **Advances and Provisions thereon**

2.1 Advances are shown net of provisions and unrealised interest on Non-Performing Assets (NPAs).

2.2 A general provision of 0.25% is made on Standard Assets on the global loan portfolio.

2.3 Indian Offices

2.3.1 All advances are classified under four categories i.e. (a) Standard Assets, (b) Sub-Standard Assets, (c) Doubtful Assets and (d) Loss Assets.

2.3.2 Provisions are made on all oustanding advances net of interest not realized on NPAs as under:

- **Sub-Standard Assets**

  (i) at 10%

  (ii) at 20% In case of exposure abinitio unsecured (where realisable value of security is not more than 10 percent)

- **Doubtful Assets**

  (a) Unsecured portion at 100 per cent after netting retainable/realisable amount of guarantee cover provided by Export Credit Guarantee Corporation/Credit Guarantee Trust for Small Industries, wherever applicable

  (b) Secured portion

Period for which the advance has been considered as doubtful	Percentage
Up to one year	20
One to three years	30
More than three years	
(i) As on March 31, 2004	60
(ii) On or after April 1, 2004	100

  (c) Advances guaranted by State Governments are classified as 'sub-standard' or 'doubtful' or 'loss', as the case may be, if the amount due to the bank remains overdue for more than 180 days and attracts appropriate provisioning as applicable to other advances.

• हानिप्रद आस्तियाँ - 100%

आस्ति पुनर्निर्माण कंपनी (इंडिया) लिमिटेड (एआरसीआइएल) को बिक्री की गई "वित्तीय आस्तियों" को निम्नानुसार मान्यता दी गई है :

i) यदि विक्रय मूल्य निवल बही मूल्य (एनबीवी) से कम है तो इस अंतर-राशि को लाभ एवं हानि खाते में प्रभारित किया गया है.

ii) यदि विक्रय मूल्य निवल बही मूल्य (एनबीवी) से अधिक है तो अंतर राशि को शामिल नहीं किया गया है.

2.3.3 अग्रिमों के पिछले वर्ष निर्धारित ऐसे अवसूल ब्याज के लिए प्रावधान किया गया है, जो चालू वर्ष के दौरान अलाभकारी बन गया.

2.3.4 अग्रिमों की पुनर्रचना/चुकौती-कार्यक्रम के पुनर्निर्धारण के मामले में, मूल करार के अनुसार भावी ब्याज के वर्तमान मूल्य और संशोधित करार के अनुसार भावी ब्याज के वर्तमान मूल्य के बीच के अंतर के लिए पुनर्रचना/पुनर्निर्धारण के समय प्रावधान किया गया है.

2.4 विदेश स्थित कार्यालय

2.4.1 अग्रिमों का चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है जैसा भारत स्थित कार्यालयों के संबंध में किया जाता है.

2.4.2 स्थानीय कानून या भारतीय रिज़र्व बैंक के मानदंडों में से जो भी अधिक था, उसके अनुसार अग्रिमों के संबंध में प्रावधान किए गए हैं.

3. विनिधान

3.1 विनिधानों का वर्गीकरण निम्नानुसार 'व्यवसाय के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'परिपक्वता के लिए रखे गए' श्रेणियों के अंतर्गत किया गया है.

3.1.1 उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है जो बैंक द्वारा अल्पावधि मूल्य/ब्याज-दर घट-बढ़ का फायदा उठाकर व्यवसाय करने के अभिप्राय से अभिगृहीत किए गए हैं. ऐसे विनिधानों को अभिग्रहण की तिथि से 90 दिन तक इस श्रेणी के अंतर्गत रखा जाता है.

3.1.2 उन विनिधानों को 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है जिन्हें परिपक्वता तक रखा जाना था.

3.1.3 जिन विनिधानों को उपर्युक्त में से किसी एक श्रेणी के अंतर्गत वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' की श्रेणी के रूप में वर्गीकृत किया गया है.

3.2 मूल्यन

3.2.1 किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है.

(ख) प्रतिभूतियों के अभिग्रहण के संबंध में संदत्त दलाली, कमीशन और स्टांप-शुल्क को राजस्व व्यय माना गया है.

(ग) प्रतिभूतियों के अभिग्रहण की तिथि तक प्रोद्भूत ब्याज अर्थात् खंडित अवधि ब्याज को अभिग्रहण-लागत में शामिल न करके ब्याज व्यय के रूप में शामिल किया गया है. प्रतिभूतियों के विक्रय पर प्राप्त खंडित-अवधि ब्याज को ब्याज आय के रूप में शामिल किया गया है.

• **Loss Assets** at 100%.

"Financial Assets" sold to Asset Reconstruction Company (India) Limited (ARCIL) are recognised as under :

i) In case the sale is at a price lower than the Net Book Value (NBV), the difference is charged to the profit & Loss Account.

ii) In case the sale is at a price higher than the NBV, the difference is ignored.

2.3.3 Unrealised Interest recognised in the previous year on advances, which became non-performing during the current year, is provided for.

2.3.4 In case of restructuring/rescheduling of advances, the difference between the present value of the future interest as per the original agreement and the present value of the future interest as per the revised agreement is provided for at the time of restructuring/rescheduling.

2.4 Foreign Offices

2.4.1 Advances are classified under four categories in line with those of Indian Offices.

2.4.2 Provisions in respect of advances are made as per the local law or as per the norms of RBI, whichever is higher.

3. Investments

3.1 Investments are classified into 'Held for Trading', 'Available for Sale' and 'Held to Maturity' categories as below:

3.1.1 The investments that are acquired by the Bank with the intention to trade by taking advantage of the short term price/interest rate movement are classified under 'Held for Trading'. These investments are held under this category up to 90 days from the date of acquisition.

3.1.2 Investments which are intended to be held upto maturity are classified as 'Held to Maturity'.

3.1.3 Investments which are not classified in either of the above categories are classified as 'Available for Sale'.

3.2 Valuation

3.2.1 In determining acquisition cost of an investment:

(a) Brokerage/commission received on subscriptions is deducted from the cost of securities.

(b) Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

(c) Interest accrued up to the date of acquisition of securities i.e. broken-period interest is excluded from the acquisition cost and recognized as interest expense. Broken-period interest received on sale of securities is recognized as interest income.

3.2.2 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत प्रत्येक स्क्रिप, का मूल्यन बही-मूल्य या बाज़ार-मूल्य से कम पर किया गया है, प्रतिभूतियों का मूल्यन स्क्रिपवार किया गया है और प्रत्येक वर्गीकरण के लिए मूल्यह्रास / मूल्यवृद्धि को समूहित किया गया है, प्रत्येक वर्गीकरण के निवल मूल्यह्रास, हो तो, का प्रावधान किया गया है, जबकि निवल मूल्यवृद्धि को शामिल नहीं किया गया है. स्क्रिपों का बही मूल्य निरंतर अपरिवर्तित रहा है.

3.2.3 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत आनेवाले विनिधान को अभिग्रहण-लागत पर लिया गया है. जहाँ कहीं बही-मूल्य अंकित मूल्य/प्रतिदान मूल्य से अधिक होता है, अतिरिक्त राशि को वहाँ नियत आय पद्धति (सीवाईएम) के प्रयोग द्वारा बची हुई परिपक्वता अवधि में परिशोधित किया गया है.

3.2.4 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत आनेवाले विनिधानों का मूल्यन लागत या बाजार मूल्य में, जो भी कम था, पर किया गया है. जहाँ बाजार-भाव उपलब्ध नहीं था, वहाँ इस प्रयोजन हेतु बाजार-मूल्य की गणना वसूलीयोग्य बाजार मूल्य के आधार पर की गई है और यह वसूलीयोग्य बाजार मूल्य गणना फिक्स्ड इनकम मनी मार्केट एण्ड डेरीवेटिव्ज एसोसिएशन आफ इंडिया (एफआइएमएमडीए)/प्राइमरी डीलर्स एसोसिएशन ऑफ इंडिया (पीडीएआई)/भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर की गई है. प्रतिभूतियों का मूल्यन स्क्रिपवार किया गया है और प्रत्येक वर्गीकरण के लिए, मूल्यह्रास/मूल्यवृद्धि को समूहित किया गया है. प्रत्येक वर्गीकरण में निवल मूल्यह्रास, हो तो, का प्रावधान किया गया है जबकि निवल मूल्यवृद्धि को शामिल नहीं किया गया है. स्क्रिपों का बही-मूल्य निरंतर अपरिवर्तित रहता है.

3.2.5 राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन लागत आधार पर किया गया है.

3.2.6 अनुषंगियों और संयुक्त उद्यमों (भारत और विदेश दोनों में) में विनिधानों का मूल्यन प्रावधानों की राशि यदि कोई थी, तो उसे घटाने के बाद अवधिगत लागत आधार पर किया गया है.

3.2.7 अलाभकारी सांविधिक चलनिधि अनुपातेतर विनिधानों को भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार शामिल किया गया है और उन पर प्रावधान अलाभकारी अग्रिमों के लिए लागू भारतीय रिज़र्व बैंक के मानदंडों के अनुसार किया गया है.

3.2.8 क्षेत्रीय ग्रामीण बैंक (आरआरबी) के विनिधानों को क्षेत्रीय ग्रामीण बैंकों द्वारा उठाई गई हानियों के संबंध में रखे गए प्रावधानों को उसी अनुपात में घटाने के बाद लेखे में लिया गया है और इन विनिधानों की राशि बैंक के विनिधानों की राशि से अधिक नहीं है.

4. **डेरीवेटिव**

4.1.1 वर्तमान में बैंक ब्याज दर एवं मुद्रा डेरीवेटिव का लेन देन करता है. बैंक द्वारा जिन ब्याज दर डेरीवेटिव का लेन देन किया गया उनमें, रुपया ब्याज दर विनिमय, परस्पर मुद्रा ब्याज दर विनिमय और वायदा दर करार हैं. बैंक द्वारा जिन मुद्रा डेरीवेटिव का लेन देन किया गया उनमें गए मुद्रा डेरीवेटिव विकल्प एवं मुद्रा विनिमय शामिल हैं.

4.1.2 डेरीवेटिव का मूल्यन भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर निम्नानुसार किया गया है :

क) व्यापार के लिए प्रयुक्त डेरीवेटिव को बाज़ार-मूल्य अनुसार बही में अंकित किया गया है तथा निवल मूल्यवृद्धि/मूल्यह्रास को लाभ और हानि खाते में शामिल किया गया है.

3.2.2 Individual scrips classified under 'Held for Trading' category are valued at lower of book value or market value. Securities are valued scrip-wise and depreciation/appreciation is aggregated for each classification. Net depreciation in each classification, if any, is provided for while net appreciation is ignored. The book value of the scrips continues to remain unchanged.

3.2.3 Investments under 'Held to Maturity' (HTM) category are carried at acquisition cost. Wherever the book vlaue is higher than the face value/ redemption value, the excess amount is amortised over the remaining period of maturity using Constant Yield Method (CYM).

3.2.4 Investments under 'Available for Sale' category are valued at cost or market value, whichever is lower. Where market quotations are not available, market value for this purpose is arrived at on the basis of realisable market price computed as per Fixed Income Money Market and Derivatives Association of India (FIMMDA)/Primary Dealers Association of India (PDAI) / RBI guidelines. Securities are valued scrip-wise and depreciation/ appreciation is aggregated for each classification. Net depreciation in each classification, if any, is provided for while net appreciation is ignored. The book value of the scrips continues to remain unchanged.

3.2.5 Treasury Bills and Commercial Papers are valued at cost.

3.2.6 Investments in subsidiaries and joint ventures (both in India and abroad) are valued at historical cost after netting off provisions, if any.

3.2.7 Non-Performing Non-SLR Investments are recognised as per RBI guidelines and provision is made as per RBI norms applicable to Non-performing Advances.

3.2.8 Investments in Regional Rural Banks (RRBs) are accounted for after netting off the provisions held on account of losses incurred by RRBs in proportion to and not exceeding the amount of the Bank's investment.

4. **Derivatives**

4.1.1 The Bank presently deals in interest Rate and Currency Derivatives. The Interest Rate Derivatives dealt by the Bank are Rupee Interest Rate Swaps, Cross Currency Interest Rate Swaps and Forward Rate Agreements. Currency Derivatives dealt by the Bank are Options and Currency Swaps.

4.1.2 Based on RBI guidlines, Derivatives are valued as under :

a) Derivatives used for trading are marked to market and net appreciation/depreciation is recognised in the Profit & Loss Account.

ख) प्रतिरक्षा के लिए प्रयुक्त डेरीवेटिव को :

i) उस स्थिति में बाजार-मूल्य अनुसार बही में अंकित किया गया है, जहाँ आधार आस्तियों/देयताओं को बाजार-मूल्य अनुसार बही में अंकित किया जाना है. परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है.

ii) उस स्थिति में प्रोद्भूत आधार पर लेखे में लिया गया है, जहाँ आधार आस्तियों/देयताओं को बाजार-मूल्य अनुसार बही में अंकित नहीं किया जाना है.

प्रत्येक डेरिवेटिव के बाजार मूल्य के निवल बकाया को, यथास्थिति, आस्ति या देयता के अंतर्गत दिखाया गया है.

5. **अचल आस्तियाँ और मूल्यह्रास**

5.1 परिसर और अन्य अचल आस्तियों को अवधिगत लागत आधार पर लेखे में लिया गया है.

5.2 मूल्यह्रास का प्रावधान ह्रसित मूल्य पद्धति के अनुसार आयकर नियमावली, 1962 के अन्तर्गत निर्धारित दरों पर उसी मूल्यह्रास के लिए किया गया है जिसे प्रबंधन द्वारा उचित समझा गया है. कंप्यूटरों के संबंध में, मूल्यह्रास का प्रावधान 33.33% वार्षिक दर पर सीधी कटौती प्रणाली के आधार पर भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार किया गया है. हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर साफ्टवेयर का खरीद-वर्ष के दौरान पूर्णतया मूल्यह्रास किया गया है.

5.3 पट्टे पर लिए गए परिसरों के संबंध में, पट्टा-राशि पट्टे की अवधि के अनुरूप परिशोधित की गई है.

5.4 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देश के स्थानीय कानून/मानदंडों के अनुसार किया गया है.

6. **पट्टे पर दी गई आस्तियाँ**

6.1 बैंक द्वारा 31 मार्च 2001 को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों का मूल्य और पट्टे पर दी जानेवाली आस्तियों पर अग्रिम के रूप में संदत्त राशियों को क्रमशः "पट्टाकृत आस्तियाँ" और "चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ)" के रूप में अचल आस्तियों के अन्तर्गत दर्शाया गया है. मूल्यह्रास का प्रावधान कंपनी अधिनियम, 1956 के अनुसार सीधी कटौती प्रणाली के आधार पर किया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यह्रास का अंतर आईसीएआई द्वारा जारी दिशा-निर्देशों के अनुसार पट्टा समानीकरण लेखे में लिया गया है.

6.2 बैंक द्वारा 1 अप्रैल 2001 को या उसके पश्चात् पट्टे पर दी गई आस्तियाँ आईसीएआई द्वारा जारी लेखा मानक 19 के अनुसार लेखे में ली गई हैं. ये आस्तियाँ "अन्य आस्तियाँ" के अंतर्गत शामिल की गई हैं.

6.3 अलाभकारी पट्टाकृत आस्तियों पर प्रावधान, अग्रिमों के लिए लागू भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर किए गए हैं.

7. **आस्तियों की अपसामान्यता (लेखा मानक 28)**

अपसामान्य हानिया (यदि हो तो), को आईसीएआई द्वारा जारी लेखा मानक के अनुसार शामिल किया गया है और लाभ एवं हानि खाते में प्रभारित किया गया है.

b) Derivatives used for hedging are :

i) Marked to market in case where the underlying Assets/Liabilities are marked to market. The resultant gain/loss is recognised in the Profit & Loss Account.

ii) Accounted on accrual basis in case where the underlying Assets/Liabilities are not marked to market.

The net outstanding marked to market position of each type of derivatives is shown either under Asset or Liability, as the case may be.

5. **Fixed Assets and Depreciation**

5.1 Premises and other fixed assets are accounted for on the historical cost basis.

5.2 Depreciation is provided for on written down value method at the rates prescribed under Income Tax Rules, 1962, which are considered appropriate by the management. In respect of computers, depreciation is provided for on straight line method @ 33.33% per annum, as per RBI guidelines. Computer software not forming an integral part of hardware is depreciated fully during the year of purchase.

5.3 In respect of leasehold premises, the lease amount is amortised over the period of lease.

5.4 In respect of fixed assets held at foreign offices, depreciation is provided as per the laws/norms of the respective countries.

6. **Assets given on Lease**

6.1 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease and the amounts paid as advance for assets to be given on lease are disclosed as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively under fixed assets. Depreciation is provided for on straight line method as per the Companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per the guidelines issued by the ICAI.

6.2 Assets given on lease by the Bank on or after 1st April 2001 are accounted for as per Accounting Standard 19 issued by the ICAI. Such assets are included under "Other Assets".

6.3 Provisions on non-performing leased assets are made on the basis of RBI guidelines applicable to advances.

7. **Impairment of Assets (AS-28)**

Impairment losses (if any), are recognized in accordance with the Accounting Standard issued by ICAI and charged to Profit and Loss Account.

8. विदेशी मुद्रा लेन-देन

8.1 लेखा मानक 11 (संशोधित-2003) के अनुसार बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों को असमाकलित परिचालन के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालन के रूप में वर्गीकृत किया गया है.

8.2 क) विदेशी मुद्रा लेन-देन को लेन-देन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है.

ख) विदेशी मुद्रा मौद्रिक मदों की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है.

ग) मौद्रिक मदों के निपटान में उद्भूत विनिमय अंतरों को, जिन्हें प्रारंभ में जिन दरों पर रिकार्ड किया गया था, उनसे भिन्न दरों पर आय के रूप में अथवा जिस अवधि में वे उत्पन्न हुए थे उस अवधि में व्यय के रूप में शामिल किया गया है.

8.3 असमाकलित परिचालन

क) समस्त मौद्रिक/गैर मौद्रिक आस्तियों एवं देयताओं तथा आकस्मिक दायित्वों को फेडई द्वारा अधिसूचित अंतिम दर पर रूपांतरित किया गया है.

ख) आय एवं व्यय का रूपांतरण फेडई द्वारा अधिसूचित तिमाही औसत दर के प्रयोग से संबंधित तिमाही के अंत में किया गया है.

ग) निवल विनिधान के निपटान होने तक सभी परिणामी विनिमय अंतरों का संचयन "विदेशी मुद्रा रूपांतरण आरक्षिति" के पृथक् खाते में किया गया है.

8.4 समाकलित परिचालन

क) समाकलित परिचालनों के समस्त आय एवं व्यय को लेन-देन की तिथि की दरों पर दर्ज किया गया है.

ख) सभी विदेशी मुद्रा मौद्रिक मदों की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है.

8.5 वायदा विनिमय संविदाएँ

भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) के दिशा-निर्देशों तथा लेखा मानक 11 (संशोधित-2003) के प्रावधानों के अनुसार, प्रत्येक मुद्रा में वायदा विनिमय संविदाओं की निवल बकाया राशियों को तुलन-पत्र की तिथि को संविदा की शेष परिपक्वता के लिए तदनुरूपी वायदा-दरों से पुनर्मूल्यांकित किया गया है. पुनर्मूल्यांकित राशि और संविदागत राशि के बीच की अंतर राशि को लाभ या हानि के रूप में यथास्थिति शामिल किया गया है.

9. राजस्व एवं व्यय-निर्धारण

9.1 आय एवं व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. विदेश स्थित कार्यालयों के मामले में, आय का निर्धारण संबंधित देशों के स्थानीय कानूनों के अनुसार किया गया है.

9.2 आय की निम्नलिखित मदों का निर्धारण उनकी वसूली में काफी अनिश्चितता होने के कारण वसूली आधार पर किया गया है:

8. Foreign Currency Transactions

8.1 As stipulated in AS 11 (revised-2003), Foreign Branches of the Bank and Offshore Units (OBUs) have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

8.2 a) Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

b) Foreign currency monetary items are reported using the FEDAI closing spot rate.

c) Exchange difference arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expenses in the period in which they arise.

8.3 Non-Integral Operations :

a) All monetary/non-monetary assets and liabilities as well as contingent liabilities are translated at the closing rate notified by FEDAI.

b) Income and expenses are transalted using the quarterly average rate notified by FEDAI at the end of the respective quarter.

c) All resulting exchange difference are accumulated in a separate account "Foreign Currency Translation Reserve" till the disposal of the net investment.

8.4 Integral Operations :

a) All income and expenditure of integral operations are recorded at the rates on the date of transaction.

b) All foreign currency monetary items are reported using the FEDAI closing spot rate.

8.5 *Forward Exchange Contracts:*

In accordance with the guidelines of FEDAI and the provisions of AS-11 (revised 2003), net outstanding forward exchange contracts in each currency are revalued at the Balance Sheet date at the corresponding forward rates for the residual maturity of the contract. The difference between revalued amount and the contracted amount is recognised as profit or loss, as the case may be.

9. Revenue and Expense Recognition

9.1 Income and expenditure are accounted for on accrual basis. In case of Foreign Offices, income is recognised as per the local laws of the countries.

9.2 The following items of income are recognised on realisation basis, owing to significant uncertainty in collection thereof:

(क) अतिदेय बिलों सहित, अलाभकारी अग्रिमों पर ब्याज और पट्टा आय.

(ख) अलाभकारी विनिधानों पर ब्याज.

9.3 आय की निम्नलिखित मदों का निर्धारण वसूली आधार पर किया गया है :

(क) कमीशन (आस्थगित भुगतान गारंटियों और सरकारी लेनदेन पर कमीशन को छोड़कर) विनिमय और दलाली.

(ख) विनिधानों पर लाभांश.

(ग) "व्यापार" के रूप में नामित रुपया डेरीवेटिवों पर आय.

(घ) विनिधानों की आवेदन राशि पर ब्याज और विनिधानों पर अतिदेय ब्याज.

9.4 "परिपक्वता के लिए रखे गए" (एचटीएम) श्रेणी के विनिधानों पर ब्याज के अलावा आय को, जिसे अंकित मूल्य में बट्टा राशि पर प्राप्त किया गया है, निम्नानुसार शामिल किया गया है.

9.4.1 क) ब्याजवाली प्रतिभूतियों पर इसे केवल विक्रय/शोधन के समय ही शामिल किया गया है.

ख) ब्याजरहित प्रतिभूतियों पर, इसे नियत आय आधार पर प्रतिभूति की शेष अवधि के लिए लेखे में लिया गया है.

9.4.2 इस श्रेणी के विनिधानों के विक्रय पर लाभ को पहले लाभ एवं हानि खाते में जमा किया गया है और तत्पश्चात् इसे "पूंजीगत आरक्षित निधि खाता" में विनियोजित किया गया है. विक्रय पर हानि को लाभ एवं हानि खाते में शामिल किया गया है.

10. स्टाफ-हितलाभ

10.1 भविष्य निधि योजना के अनुसार भविष्य निधि के लिए देय अंशदान प्रोद्भवन आधार पर लाभ एवं हानि खाते में शामिल किए गए हैं.

10.2 ग्रेच्युटी, पेंशन और अवकाश नकदीकरण (जो हितलाभ के रूप में परिभाषित हैं) का निर्धारण वर्ष के अंत में किए गए वास्तविक मूल्यनों के आधार पर किया गया है और वृद्धिशील दायित्व के लिए लाभ एवं हानि खाते में शामिल करके प्रावधान किया गया है.

11. कर-निर्धारण के लिए प्रावधान

आय-कर व्यय में वर्तमान कर (आय-कर अधिनियम, 1961 के अनुसार निर्धारित अवधि के लिए कर की राशि) और आस्थगित कर प्रभार या कर की जमा राशि (जो उस अवधि की लेखा आय और कर-योग्य आय के बीच समयमापन अंतरों के कर-प्रभावों को दर्शाती है) का निर्धारण भारतीय सनदी लेखाकार संस्थान के लेखा मानक 22 के अनुसार किया गया है. आस्थगित कर प्रभार या कर की जमा राशि और तदनुरूपी आस्थगित कर-दायित्वों या आस्तियों का कर की ऐसी दरों का उपयोग करके शामिल किया गया है जो तुलन-पत्र की तिथि को अधिनियम में निर्धारित या पर्याप्त रूप में निर्धारित थीं.

12. आस्थगित राजस्व व्यय (स्वैच्छिक सेवानिवृत्ति योजना से संबंधित)

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अनुग्रह-अदायगी तथा स्वैच्छिक सेवानिवृत्ति योजना लागू करने के परिणामस्वरूप ग्रेच्युटी तथा पेंशन के वृद्धिशील दायित्वों को आस्थगित राजस्व व्यय माना गया है, जिसका परिशोधन 5 वर्ष की अवधि तक समान रूप से किया जाना था.

(a) Interest and lease income on non-performing advances, including overdue bills.

(b) Interest on non-performing investments.

9.3 The following items of income are recognised on realization basis:

(a) Commission (other than commission on deferred payment guarantees and government transactions), exchange and brokerage.

(b) Dividend on investments.

(c) Income on Rupee Derivatives designated as "Trading".

(d) Interest on appication money on investments and overdue interest on investments.

9.4 Income, othe than interest, on investment in "Held to Maturity" (HTM) category, which are acquired at a discount to the face value, is recognised as follows :

9.4.1 a) On interest bearing securities, it is recognised only at the time of sale/redemption.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

9.4.2 Proift on sale of investments in this category is first credited to the Profit & Loss Account and thereafter appropriated to the "Capital Reserve Account". Loss on sale is recognised in the Profit & Loss Account.

10. Staff Benefits

10.1 Contributions payable to Provident Fund in terms of the Provident Fund Scheme are charged to Profit and Loss Account on accrual basis.

10.2 Liability for gratuity, pension and leave encashment (which are defined benefits) is determined on the basis of actuarial valuations carried out at the year end and the incremental liability is provided for by charging to the Profit and Loss Account.

11. Provision for Taxation

Income-tax expense comprises current tax (amount of tax for the period determined in accordance with the Income Tax Act, 1961) and deferred tax charge or credit (reflecting the tax effects of timing differences between accounting income and taxable income for the period) as determined in accordance with Accounting Standard 22 of the Institute of Chartered Accountants of India. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the Balance Sheet date.

12. Deferred Revenue Expenditure (related to Voluntary Retirement Scheme)

In accordance with the guidelines of RBI, ex-gratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme, is treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years.

अनुसूची 18

लेखा टिप्पणियाँ :

1. वर्ष 2000-2001 में कार्यान्वित स्वैच्छिक सेवानिवृत्ति योजना (वीआरएस) के कारण इस वर्ष के दौरान 354.52 करोड़ रुपए की अंतिम किस्त, जिसे आस्थगित राजस्व व्यय माना गया था, राजस्व के रूप में शामिल की गई है.

2. "विक्रय के लिए उपलब्ध" (एएफएस) और "व्यवसाय के लिए रखे गए" (एचएफटी) श्रेणियों में बैंक के विनिधानों का मूल्यन स्क्रिपवार किया जा रहा था और यदि कोई मूल्यह्रास था तो उसका प्रावधान स्क्रिपवार किया जा रहा था, जबकि मूल्यवृद्धि को शामिल नहीं किया जा रहा था.

   वर्तमान वित्तीय वर्ष से भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार "विक्रय के लिए उपलब्ध" (एएफएस) और "व्यवसाय के लिए रखे गए" (एचएफटी) श्रेणियों के विनिधानों का मूल्यन मूल्यह्रास एवं मूल्यवृद्धि को वर्गीकरणवार घटाने, स्क्रिपवार गणना करने और प्रत्येक वर्गीकरण में निवल मूल्यह्रास का प्रावधान करने, निवल मूल्यवृद्धि को शामिल न करने के बाद किया गया है, इस परिवर्तन के परिणामस्वरूप निवल अतिरिक्त प्रावधान अपेक्षाकृत कम है और कर पूर्व लाभ 2985.34 करोड़ रुपए से अधिक है.

   2.1 वर्ष के दौरान "विक्रय के लिए उपलब्ध" (एएफएस) श्रेणी में प्रतिभूतियों के परिशोधन पर हुई हानि को इन प्रतिभूतियों के लिए रखे गए विचाराधीन विशिष्ट प्रावधान का समायोजन करने के पश्चात् शामिल किया गया है, जिन्हें पूर्ववर्ती वर्षों में विनिधानों से प्राप्त आय में सकल आधार पर लेखे में लिया जा रहा था, हालांकि, इस वर्ष के लाभ पर इसका कोई प्रभाव नहीं पड़ा है.

   2.2 वर्ष के दौरान बैंकने अपने 37% अंश का (स्टेक) अपनी पूर्ण रूप से धारित अनुषंगी एसबीआइ फंड्स मैनेजमेंट प्रा. लि. में विनिवेश किया जिसके परिणामस्वरूप बैंक को 146.40 करोड़ रुपए का लाभ हुआ.

   2.3 वर्ष के दौरान बैंक ने भारतीय रिज़र्व बैंक के विशिष्ट दिशा-निर्देशों के अनुसार 26978.21 करोड़ रुपए की एसएलआर प्रतिभूतियों को विक्रय के लिए उपलब्ध (एएफएस) श्रेणी से हटाकर 'परिपक्वता के लिए रखे गए' (एचटीएम) श्रेणी में अंतरित किया तथा खातों में 1706.15 करोड़ रुपए का प्रावधान किया.

3. (क) वर्ष 1999-2000 के दौरान, बैंक ने अपनी श्रेणी-II की पूंजी बढ़ाने के लिए कुल 935.87 करोड़ रुपए के 10.80% प्रति वर्ष की स्थायी दर पर अर्धवार्षिक रूप से देय निजी स्थापन द्वारा अप्रतिभूत, गौण ब्याज दर वाले बांड जारी किए जिनमें से प्रत्येक बांड 1,00,000 रुपए के अंकित मूल्य का था. ये बांड आबंटन की तिथि से 63 मास के पश्चात् सममूल्य पर प्रतिदेय हैं. 31 मार्च 2005 को बकाया बांडों का अंकित मूल्य 935.87 करोड़ रुपए (31 मार्च 2004 को 935.87 करोड़ रुपए) है.

   (ख) वर्ष 2000-2001 के दौरान बैंक ने उद्दिष्ट निजी स्थापन द्वारा अप्रतिभूत गौण ब्याज-दर वाले कुल 2500.00 करोड़ रुपए के बांड जिनमें से प्रत्येक का अंकित मूल्य 10,00,000 रुपए था, नकद सममूल्य पर निम्नानुसार जारी किए :

   (i) प्रतिवर्ष देय 11.55% वार्षिक की नियत दर पर और आबंटन की तिथि से 63 मास पश्चात् सममूल्य पर प्रतिदेय 824.80 करोड़ रुपए.

   (ii) प्रतिवर्ष देय 11.90% वार्षिक की नियत दर पर और आबंटन की तिथि से 87 मास पश्चात् सममूल्य पर प्रतिदेय 1675.20 करोड़ रुपए. 31 मार्च 2005 को बकाया रहे उपर्युक्त बकाया बांडों का अंकित मूल्य 2500.00 करोड़ रुपए है (31 मार्च 2004 को 2500.00 करोड़ रुपए).

   (ग) वर्ष 2000-2001 के दौरान बैंक ने 5.113 मिलियन यूरो का 108 माह के अंत में सममूल्य पर प्रतिदेय अप्रतिभूत एवं गौण ऋण 6.5% वार्षिक की नियत दर पर लिया था. 31 मार्च 2005 को बकाया ऋण की राशि 5.113 मिलियन यूरो (28.98 करोड़ रुपए के समतुल्य) रही. (31 मार्च 2004 को 5.113 मिलियन यूरो, रु. 27.33 करोड़ रुपए के समतुल्य).

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार प्रकटीकरण :

4. दिनांक 31 मार्च 2005 को बैंक का पूंजी पर्याप्तता अनुपात 12.45% (31 मार्च 2004 को 13.53%) रहा. इस अनुपात का परिकलन भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों/निदेशों के आधार पर किया गया है, जिसमें निम्नलिखित शामिल हैं :

	31 मार्च 2005	31 मार्च 2004
श्रेणी I पूंजी	8.04%	8.34%
श्रेणी II पूंज	4.41%	5.19%

5. दिनांक 31 मार्च 2005 को निवल अलाभकारी आस्तियाँ, निवल अग्रिमों का 2.65% (31 मार्च 2004 को 3.48%) रहीं.

6. लाभ एवं हानि खाते के "व्यय" शीर्ष के अन्तर्गत सम्मिलित "उपबंध और आकस्मिक व्यय" मद का अलग-अलग विवरण :

(रु. करोड़ में)

		2004-2005	2003-2004
क)	आयकर के लिए प्रावधान (चालू कर)	2447.22	1566.06
ख)	आयकर के लिए प्रावधान (आस्थगित कर)	230.62 (जमा)	276.28 (जमा)
ग)	अन्य करों के लिए प्रावधान	0.48	45.42 (जमा)
घ)	अलाभकारी आस्तियों के लिए किए गए प्रावधान की राशि (प्रावधान के प्रतिलेखन सहित)	1204.00	3693.53
ङ)	विश्व ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	115.00	49.12
च)	भारत में किए गए विनिधानों में हुआ मूल्यह्रास	2326.76	496.69
छ)	विदेश स्थित कार्यालयों के विनिधानों में हुआ मूल्यह्रास	11.60	11.21 (जमा)
ज)	अन्य (प्रतिलेखन घटाकर और वेतन-संशोधन के लिए 750.00 करोड़ रुपए का तदर्थ प्रावधान शामिल करके)	811.40	399.97
	योग	6685.84	5872.46

SCHEDULE 18

NOTES TO ACCOUNTS:

1. During the year final instalment of Rs.354.52 crore has been charged to revenue on account of Voluntary Retirement Scheme (VRS) implemented during the year 2000-2001, which was treated as deferred revenue expenditure.

2. The Bank's investment in 'Available for Sale' (AFS) and 'Held for Trading' (HFT) categories were being valued scrip-wise and depreciation if any, was provided scrip-wise while ignoring appreciation.

   From the current financial year investment in 'Available for Sale' (AFS) and 'Held for Trading' (HFT) categories have been valued in conformity with RBI guidelines after netting off classification-wise depreciation and appreciation, computed scrip-wise and providing for net depreciation in each classification while ignoring net appreciation, Consequent upon the change, net additional provision requirement is lower and profit before tax is higher by Rs. 2985.34 crore.

   2.1 During the year, the loss on redemption of securities in the AFS category has been recognised after adjusting the underlying specific provision held against these securities as against accounting of the same on gross basis in "Income from Investments" in earlier years. However, there is no impact on the profits for the year.

   2.2 During the year, the Bank divested 37% of its stake in its fully owned subsidiary SBI Funds Management Pvt. Ltd. resulting in a profit of Rs. 146.40 crore.

   2.3 During the year the Bank shifted SLR securities amounting to Rs. 26978.21 crore form 'Available for Sale' (AFS) to 'Held to Maturity' (HTM) category under specific RBI guidelines and made a provision of Rs. 1706.15 crore in the accounts.

3. (a) During 1999-2000, the Bank issued by way of private placement, unsecured, subordinated bonds of the face value of Rs.1,00,000/- each for cash at par at a fixed rate of 10.80% p.a., payable semi annually, for an aggregate amount of Rs.935.87 crore to augment its Tier II capital. The bonds are redeemable at par at the end of 63 months from the date of allotment. The face value of bonds outstanding as on 31st March 2005 is Rs.935.87 crore (Rs.935.87 crore as at 31st March 2004).

   (b) During 2000-2001, the Bank issued by way of structured private placement, unsecured, subordinated bonds of the face value of Rs.10,00,000/- each for cash at par for an aggregate amount of Rs.2500.00 crore, as under:

   (i) Rs.824.80 crore at a fixed rate of 11.55% p.a. payable annually, and redeemable at par at the end of 63 months from the date of allotment.

   (ii) Rs.1675.20 crore at a fixed rate of 11.90% p.a. payable annually, and redeemable at par at the end of 87 months from the date of allotment. The face value of the above bonds outstanding as at 31st March 2005 is Rs.2500.00 crore (Rs.2500.00 crore as at 31st March 2004).

   (c) During 2000-2001, the Bank raised unsecured, subordinated loan amounting to Euro 5.113 milllion, at a fixed rate of 6.5% p.a. redeemable at par at the end of 108 months. The loan amount outstanding as at 31st March 2005 is Euro 5.113 million (Rupee equivalent 28.98 crore). (Euro 5.113 million as at 31st March 2004, Rupee equivalent 27.33 crore).

DISCLOSURES AS PER RBI GUIDELINES

4. The Capital Adequacy Ratio of the Bank is 12.45% as on 31st march 2005 (13.53% as on 31st March 2004). The ratio, arrived at on the basis of guidelines/directives issued by the RBI, comprises:

	31st March 2005	31st March 2004
Tier I Capital	8.04%	8.34%
Tier II Capital	4.41%	5.19%

5. Net NPAs to Net Advances as at 31st March 2005 is 2.65% (3.48% as at 31st March 2004).

6. Break-up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

(Rs.in crore)

		2004-2005	2003-2004
a)	Provision for Income Tax (current tax)	2447.22	1566.06
b)	Provision for Income Tax (deferred tax)	230.62 (Credit)	276.28 (Credit)
c)	Provision for other taxes	0.48	45.42 (Credit)
d)	Amount of provision made against NPAs (including write back of provision)	1204.00	3693.53
e)	General provision on Standard Assets in the global loan portfolio	115.00	49.12
f)	Depreciation in the value of Investments in India	2326.76	496.69
g)	Depreciation in the value of Investments in Foreign Offices	11.60	11.21 (Credit)
h)	Others (Net of write backs and including adhoc provision of Rs. 750.00 crore towards wage revision)	811.40	399.97
	Total	6685.84	5872.46

7. **व्यवसाय अनुपात**

	2004-2005	2003-2004
i) कार्यशील निधियों की तुलना में ब्याज आय का प्रतिशत	7.70%	7.99%
ii) कार्यशील निधियों की तुलना में ब्याजेतर आय का प्रतिशत	1.69%	1.99%
iii) कार्यशील निधियों की तुलना में परिचालन लाभ का प्रतिशत	2.61%	2.50%
iv) आस्तियों से प्रतिलाभ	0.99%	0.94%
v) प्रति कर्मचारी व्यवसाय (जमाराशियां एवं अग्रिम) (रु. हजार में)	24308	21056
vi) प्रति कर्मचारी लाभ (रु. हजार में)	207.50	176.61

7. **Business Ratios:**

	2004-2005	2003-2004
i) Interest income as a percentage to Working Funds	7.70%	7.99%
ii) Non-Interest income as a percentage to Working Funds	1.69%	1.99%
iii) Operating Profit as a percentage to Working Funds	2.61%	2.50%
iv) Return on Assets	0.99%	0.94%
v) Business (Deposits and Advances) per employee (Rs. in Thousand)	24308	21056
vi) Profit per employee (Rs. in Thousand)	207.50	176.61

8. **क) 31 मार्च, 2005 की स्थिति के अनुसार परिपक्वता का स्वरूप (देशी परिचालन):**

a) Maturity Pattern as on 31st March 2005 (Domestic Operations):

(रु. करोड़ में)
(Rs. in crore)

	1-14 दिन 1-14 days	15-28 दिन 15-28 days	29 दिन - 3 मास 29 days - 3 months	3 मास से अधिक किन्तु 6 मास तक Over 3 months to 6 months	6 मास से अधिक किन्तु 12 मास तक Over 6 months to 12 months	1 वर्ष से अधिक किन्तु 3 वर्ष तक Over 1 year to 3 years	3 वर्ष से अधिक किन्तु 5 वर्ष तक Over 3 years to 5 years	5 वर्ष से अधिक Over 5 years	योग Total
ऋण एवं अग्रिम Loans and Advances	46116.45 (45890.69)	1964.21 (10783.60)	5682.01 (12146.80)	5333.98 (2387.39)	6135.58 (4723.72)	70596.94 (32304.60)	18153.16 (12908.64)	24492.62 (20880.87)	178474.95 (142026.31)
विनिधान प्रतिभूतियाँ Investment securities	7219.46 (4260.95)	140.19 (873.41)	2524.16 (10881.34)	17442.78 (4782.67)	2281.73 (1588.66)	29065.44 (23834.62)	34419.05 (27455.04)	99363.59 (108007.67)	192456.40 (181684.36)
जमाराशियाँ Deposits	20718.37 (34540.56)	1596.02 (1886.57)	6962.35 (12570.32)	9257.62 (9162.14)	55760.17 (28154.82)	102493.78 (103567.96)	80550.33 (60747.88)	75460.08 (59167.96)	352798.72 (309798.21)
उधार राशियाँ Borrowings	638.46 (346.12)	— (2.80)	34.20 (55.09)	133.13 (181.96)	105.79 (172.67)	227.59 (366.32)	98.46 (208.07)	4.43 (32.29)	1242.06 (1365.32)
विदेशी मुद्रा आस्तियाँ Foreign currency assets	17877.60 (16460.77)	1259.27 (855.45)	3758.47 (5153.84)	5139.52 (2879.21)	3107.47 (4334.46)	3273.27 (3020.83)	2656.80 (2017.41)	737.43 (328.28)	37809.83 (35050.25)
विदेशी मुद्रा देयताएं Foreign currency liabilities	10232.90 (7462.66)	1558.54 (763.66)	4498.59 (2928.48)	3629.37 (3507.21)	5034.57 (4066.70)	6249.46 (6605.13)	8.39 (2.48)	2.96 (0.05)	31214.78 (25336.37)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2004 के हैं)
(उपर्युक्त आंकड़ों के संकलन में भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार प्रबंधन द्वारा कुछ पूर्वानुमान एवं प्राक्कलन किए गए हैं जिन्हें लेखा-परीक्षकों ने विश्वसनीय माना है)

(Figures in brackets pertain to 31st March 2004)
(In compiling the above data, certain assumptions as per RBI guidelines and estimates have been made by the management and relied upon by Auditors)

ख) 31 मार्च, 2005 की स्थिति के अनुसार आस्तियों और देयताओं की परिपक्वता का स्वरूप (विदेश स्थित कार्यालयों का परिचालन):

b) Maturity Pattern of Assets and Liabilities as on 31st March 2005 (Operations of Foreign Offices):

(रु. करोड़ में)
(Rs. in crore)

	1-7 दिन 1-7 days	8-14 दिन 8-14 days	15-28 दिन 15-28 days	29 दिन एवं 3 मास तक 29 days and upto 3 months	3 मास से अधिक एवं 6 मास तक Over 3 months and upto 6 months	6 मास से अधिक एवं 1 वर्ष तक Over 6 months and upto 1 year	1 वर्ष से अधिक एवं 3 वर्ष तक Over 1 year and upto 3 years	3 वर्ष से अधिक एवं 5 वर्ष तक Over 3 years and upto 5 years	5 वर्ष से अधिक Over 5 years	योग Total
आस्तियां Assets	7428.15 (10266.26)	1019.03 (624.06)	7181.20 (2845.35)	11175.00 (4581.28)	6873.12 (5781.07)	2709.14 (1242.60)	5882.78 (2861.36)	5481.75 (3798.61)	2248.24 (2298.73)	49998.41 (34299.32)
देयताएं Liabilities	11101.92 (9716.40)	2201.08 (1640.42)	3996.18 (2925.64)	11773.10 (7917.33)	7293.14 (3864.20)	2270.17 (973.21)	3131.56 (2095.72)	4282.31 (965.30)	3948.95 (4201.10)	49998.41 (34299.32)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2004 के हैं)
(Figures in brackets pertain to 31st March 2004)

ग) अस्थिर क्षेत्रों को ऋणान्वयन :

(रु. करोड़ में)

	देशी परिचालन		विदेशी कार्यालय	
	31 मार्च 2005	31 मार्च 2004	31 मार्च 2005	31 मार्च 2004
पूंजी बाजार क्षेत्र (शेयरों की प्रतिभूति/संपार्श्विक पर कुल अग्रिम)	125.29	25.58	4.07	1.50
स्थावर संपदा क्षेत्र	1687.83	155.07	345.60	106.55

(रु. करोड़ में)

घ) मार्जिन व्यवसाय हेतु शेयरदलालों को प्रदत्त कुल वित्त	31.03.2005	31.03.2004
	शून्य	शून्य

ङ) अलाभकारी आस्तियों का उतार-चढ़ाव :

(रु. करोड़ में)

	2004-2005	2003-2004
वर्ष के आरंभ में कुल अलाभकारी आस्तियाँ	12667.21	13506.07
जोड़ें : वर्ष के दौरान परिवर्धन	4284.60	5721.34
घटाएं : वर्ष के दौरान कमी (1337.46 करोड़ रुपए की अपलिखित राशि सहित) (पिछले वर्ष 3973.57 करोड़ रुपए)	4496.08	6560.20
वर्ष के अंत में कुल अलाभकारी आस्तियाँ	12455.73	12667.21
वर्ष के अंत में निवल अलाभकारी आस्तियाँ	5348.89	5441.73

च) शेयरों में विनिधान आदि :

(रु. करोड़ में)

	31 मार्च 2005	31 मार्च 2004
i) ईक्विटी शेयरों मे विनिधान	1124.21	1204.06
ii) परिवर्तनशील बांडों एवं डिबेंचरों में विनिधान	शून्य	25.00
iii) ईक्विटी उन्मुख म्यूचुअल फंडों की यूनिटें	416.81	661.64

छ) वर्ष 2004-2005 के दौरान पुनर्रचना के अधीन ऋण आस्तियाँ

(रु. करोड़ में)

	कारपोरेट ऋण पुनर्रचना योजना के अलावा	कारपोरेट ऋण पुनर्रचना योजना के अधीन	योग
i) पुनर्रचना के अधीन मानक आस्तियों की राशि	8824.13 (412.38)	2703.99 (1930.05)	11528.12 (2342.43)
ii) पुनर्रचना के अधीन अवमानक आस्तियों की राशि	3390.54 (40.97)	298.04 (130.67)	3688.58 (171.64)
iii) पुनर्रचना के अधीन संदिग्ध आस्तियों की राशि	565.64 (19.79)	416.36 (45.12)	982.00 (64.91)
योग	12780.31 (473.14)	3418.39 (2105.84)	16198.70 (2578.98)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2004 के हैं.)

(c) Lending to sensitive sectors:

(Rs. in crore)

	Domestic Operations		Foreign Offices	
	31st March 2005	31st March 2004	31st March 2005	31st March 2004
Capital Market Sector (Total advances against security/collateral of shares)	125.29	25.58	4.07	1.50
Real Estate Sector	1687.83	155.07	345.60	106.55

(Rs. in crore)

(d) Total finance extended to stockbrokers for Margin Trading:	31.03.2005	31.03.2004
	NIL	NIL

(e) Movements in NPAs:

(Rs. in crore)

	2004-2005	2003-2004
Gross NPAs as at the beginning of the year	12667.21	13506.07
Add: Additions during the year	4284.60	5721.34
Less: Reductions during the year (including write off of Rs.1337.46 crore) (Rs. 3973.57 crore in the previous year)	4496.08	6560.20
Gross NPAs as at the end of the year	12455.73	12667.21
Net NPAs as at the end of the year	5348.89	5441.73

(f) Investments in Shares, etc.:

(Rs. in crore)

	31st March 2005	31st March 2004
(i) Investments in equity shares	1124.21	1204.06
(ii) Investments in convertible bonds & debentures	NIL	25.00
(iii) Units of equity oriented mutual funds	416.81	661.64

(g) Loan Assets subjected to restructuring during the year 2004-05:

(Rs. in crore)

	Other than under Corporate Debt Restructuring Scheme	Under Corporate Debt Restructuring Scheme	Total
(i) Amount of Standard Assets subjected to restructuring	8824.13 (412.38)	2703.99 (1930.05)	11528.12 (2342.43)
(ii) Amount of Sub-standard Assets subjected to restructuring	3390.54 (40.97)	298.04 (130.67)	3688.58 (171.64)
(iii) Amount of Doubtful Assets subjected to restructuring	565.64 (19.79)	416.36 (45.12)	982.00 (64.91)
Total	12780.31 (473.14)	3418.39 (2105.84)	16198.70 (2578.98)

(Figures in brackets pertain to 31st March, 2004)

ज) i) सांविधिक चलनिधि अनुपातेतर (नॉन एसएलआर) विनिधानों की निर्गमकर्ता संरचना :

h) i) Issuer composition of Non-SLR investments :

(रु. करोड़ में)
(Rs. in crore)

सं. No.	निर्गमकर्ता Issuer	राशि की मात्रा Amount	प्राइवेट प्लेसमेंट प्रतिभूतियों की मात्रा Extent of private placement	'विनिधान श्रेणी से कम' प्रतिभूतियों की मात्रा Extent of 'below investment grade' Securities	'बिना रेटिंग वाली' प्रतिभूतियों की मात्रा Extent of 'unrated' Securities	'असूचीगत' प्रतिभूतियों की मात्रा Extent of 'unlisted' Securities
(1)	(2)	(3)	(4)	(5)	(6)	(7)
1	सार्वजनिक क्षेत्र के उपक्रम PSUs	2964.99 (9717.33)	1265.84 (2697.56)		5323.82 (6413.35)	7840.27 (9190.03)
2	वित्तीय संस्थापनाएं FIs	2799.59 (4908.83)	926.56 (1474.79)		1078.05 (2994.42)	2437.18 (4386.33)
3	बैंक Banks	622.70 (535.54)	206.09 (445.00)		165.85 (155.54)	374.95 (465.54)
4	निजी कारपोरेट Private corporates	2944.13 (2383.03)	1230.66 (1681.91)		2907.67 (1461.84)	3020.03 (2131.39)
5	अनुषंगियां/संयुक्त उद्यम Subsidiaries/Joint ventures	1712.59 (1575.70)	—		—	—
6	अन्य Others	6527.00 (1245.76)	150.79 (261.18)		32.75 (768.67)	187.96 (1235.66)
7	मूल्यह्रास के लिए रखा गया प्रावधान Provision held towards depreciation	300.41 (614.40)	xxx (xxx)	(xxx)	xxx (xxx)	xxx (xxx)
	योग Total	17270.59 (19751.79)	3779.94 (6560.44)		9508.14 (11793.82)	13860.39 (17408.95)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2004 के हैं)
(Figures in brackets pertain to 31st March 2004)

ii) अलाभकारी सांविधिक चलनिधि अनुपातेतर (नॉन एसएलआर) विनिधान

विवरण		(रु. करोड़ में)
	31.3.2005	31.3.2004
प्रारंभिक शेष	201.77	123.57
वर्ष के दौरान परिवर्धन (1 अप्रैल से 31 मार्च)	133.08	129.06
उक्त अवधि के दौरान कमी	112.88	50.86
संवरण शेष	221.97	201.77
रखे गए कुल प्रावधान	172.22	163.25

(झ) अलाभकारी आस्तियों और विनिधानों में मूल्यह्रास के प्रति किए गए प्रावधानों में परिवर्तन

(रु. करोड़ में)

	अलाभकारी आस्तियों के लिए प्रावधान (मानक आस्तियों पर प्रावधानों को छोड़कर)		विनिधानों पर मूल्यह्रास के लिए प्रावधान	
	2004-05	2003-04	2004-05	2003-04
प्रारंभिक शेष	6412.39	6332.08	1699.36	1204.62
जोड़ें : वर्ष के दौरान किए गए प्रावधान (पिछले वर्ष किए गए 990.00 करोड़ रुपए के अस्थायी प्रावधान सहित)	1956.78	3824.08	2223.62	1017.88
घटाएं : अतिरिक्त प्रावधानों का अपलेखन, प्रतिलेखन	2149.67	3743.77	847.74	523.14
संवरण शेष	6219.50	6412.39	3075.24	1699.36

(ञ) रिपो: रिपो लेनदेन के विवरण [भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अलावा] निम्नानुसार हैं :

(रु. करोड़ में)

	वर्ष के दौरान न्यूनतम बकाया राशि	वर्ष के दौरान अधिकतम बकाया राशि	वर्ष के दौरान दैनिक औसत बकाया राशि	31 मार्च 2005 की स्थिति के अनुसार
रिपो के अधीन बिक्री की गई प्रतिभूतियाँ	101.00 (97.48)	101.00 (1156.41)	0.28 (8.69)	— (0.00)
प्रत्यावर्तित रिपो के अधीन क्रय की गई प्रतिभूतियाँ	49.45 (44.73)	5441.46 (1316.53)	397.51 (18.89)	— (698.38)

(पिछले वर्ष के आंकड़े कोष्ठकों में दिए गए हैं)

(ट) डेरीवेटिवों में जोखिम पूर्ण निवेश पर प्रकटीकरण:

बैंक की "डेरीवेटिव नीति" बोर्ड द्वारा अनुमोदित है, जिसके अंतर्गत डेरीवेटिव व्यापार में खतरों के प्रबंधन की संरचना और संगठन, जोखिम मापने का विषय-क्षेत्र और प्रकृति, जोखिम को रिपोर्ट करने/निगरानी करने की प्रणाली और जोखिम से प्रतिरक्षा और/या उसे कम करने की प्रक्रिया पर भी विचार किया गया है. बैंक द्वारा डेरीवेटिवों का प्रयोग व्यापार के साथ-साथ तुलन-पत्र की मदों की प्रतिरक्षा के लिए भी किया जाता है. जैसा कि नीचे प्रदर्शित किया गया है तुलन-पत्र की तिथि को, ब्याज दर डेरीवेटिवों का प्रयोग व्यापार और प्रतिरक्षा दोनों उद्देश्यों के लिए तथा मुद्रा-डेरीवेटिवों का प्रयोग व्यापार के उद्देश्य से किया गया है.

(रु. करोड़ में)

सं.	विवरण	मुद्रा डेरीवेटिव	ब्याज दर डेरीवेटिव
1.	डेरीवेटिव (कल्पित मूल राशि)		
	क) प्रतिरक्षा के लिए	3696.80	104393.80
	ख) व्यापार के लिए	3095.53	20830.42
2.	बाजार स्थिति के अनुसार बही में अंकित मूल्य		
	क) आस्ति (+)	—	4.26
	ख) देयता (-)	0.18	19.58
3.	ऋण जोखिम (2)	1387.86	178.43
4.	ब्याज दर (100* पीवी 01) में एक प्रतिशत परिवर्तन का संभाव्य प्रभाव		
	क) प्रतिरक्षा डेरीवेटिव पर	—	1.03
	ख) व्यापार डेरीवेटिव पर	0.34	5.65
5.	वर्ष के दौरान 100* पीवी 01 का अधिकतम एवं न्यूनतम		
	क) प्रतिरक्षा पर	—	0.04 & 3.14
	ख) व्यापार पर	—	0.18 & 13.26

ii) Non-performing Non-SLR investments:

Particulars		(Rs. in crore)
	31.3.2005	31.3.2004
Opening Balance	201.77	123.57
Additions during the year (since 1st April to 31st March)	133.08	129.06
Reduction during the above period	112.88	50.86
Closing Balance	221.97	201.77
Total Provisions held	172.22	163.25

(i) Movement of provisions held towards NPAs and depreciation on investments:

(Rs. in crore)

	Provisions for NPAs (excluding provisions on Standard Assets)		Provisions for depreciation on investments	
	2004-05	2003-04	2004-05	2003-04
Opening Balance	6412.39	6332.08	1699.36	1204.62
Add : Provisions made during the year (including floating provision of Rs. 990.00 crore in previous year)	1956.78	3824.08	2223.62	1017.88
Less : Write off, write back of excess provisions	2149.67	3743.77	847.74	523.14
Closing Balance	6219.50	6412.39	3075.24	1699.36

(j) **Repos:** The particulars of Repo transactions [other than Liquidity Adjustment Facility (LAF) with RBI] are as under:

(Rs. in crore)

	Minimum outstanding during the year	Maximum outstanding during the year	Daily average outstanding during the year	As on 31st March 2005
Securities sold under Repos	101.00 (97.48)	101.00 (1156.41)	0.28 (8.69)	— (0.00)
Securities purchased under Reverse Repos	49.45 (44.73)	5441.46 (1316.53)	397.51 (18.89)	— (698.38)

(Previous year's figures are given in brackets)

(k) Disclosoures on risk exposures in Derivatives:

The Bank has in place "Policy on Derivatives" approved by the Board covering the structure and organisation for management of risk in derivatives trading, the scope and nature of risk measurement, risk reporting/monitoring systems and also, procedures for hedging and/or mitigating risk. Derivatives are used by the Bank both for trading as well as hedging on-balance sheet items. As on Balance Sheet date, Interest Rate Derivatives have been used for both trading and hedging and Currency Derivatives for trading purposes as shown below:

(Rs. in crore)

No.	Particulars	Currency Derivaties	Interest Rate Derivaties
1.	Derivatives (Notional Principal Amount)		
	a) For hedging	3696.80	104393.80
	b) For trading	3095.53	20830.42
2.	Marked to Market Positions (1)		
	a) Asset (+)	—	4.26
	b) Liability (-)	0.18	19.58
3.	Credit Exposure (2)	1387.86	178.43
4.	Likely impact of one percentage change in interest rate (100* PV01)		
	a) on hedging derivatives	—	1.03
	b) on trading derivatives	0.34	5.65
5.	Maximum and Minimum of 100*PV01 observed during the year		
	a) on hedging	—	0.04 & 3.14
	b) on trading	—	0.18 & 13.26

(ढ) जोखिम श्रेणी-वार देश में दिए गए ऋण:

(क) प्रत्येक देश के साथ किए गए विदेशी मुद्रा लेनदेनों के संबंध में 31.3.2005 को समाप्त वर्ष के लिए बैंक के निवल निधिक ऋण बैंक की कुल आस्तियों के 1 प्रतिशत से कम हैं, भारतीय रिज़र्व बैंक के परिपत्र के अनुसार किसी प्रावधान तथा प्रकटीकरण की जरूरत नहीं है.

(l) Risk Category-wise Country Exposure:

As Bank's net funded exposure for the year ended 31st March 2005 in respect of the foreign exchange transactions with each country is below 1% of the total assets of the Bank, no provision and disclosure are required as per RBI circular.

(ड) वर्ष के दौरान बैंक ने जहाँ विवेकसम्मत ऋण जोखिम का अतिक्रमण किया है - ऐसे ऋण जोखिमों का विवरण :

(m) Details of credit exposures where the bank had exceeded the Prudential Exposure during the year :

(रु. करोड़ में)
(Rs. in crore)

सं. No.	उधारकर्ता का नाम Name of the Borrower	ऋण जोखिम की उच्चतम सीमा Exposure ceiling	संस्वीकृत सीमा (चरम स्तर) Limit sanctioned (Peak Level)	अवधि जिस दौरान सीमा का अतिक्रमण हुआ Period during which limit exceeded	बकाया राशि जब संस्वीकृत सीमा चरण स्तर पर थी Amount Outstanding when the sanctioned limit was at peak level	31.03.05 की स्थिति (बकाया राशि) Position as on 31.03.05 (outstanding).
1.	इंडियन ऑयल कारपोरेशन Indian Oil Corpn.	3382	7812	अप्रैल 2004 से मार्च 2005 April 2004 to Mar. 2005	4826	4883
2.	भारत हैवी इलैक्ट्रिकल्स Bharat Heavy Electricals	3382	4507	अप्रैल 2004 से मार्च 2005 April 2004 to Mar. 2005	3008	3008
3.	रिलायंस इंडस्ट्रीज Reliance Industries	3382	4666	अप्रैल 2004 से मार्च 2005 April 2004 to Mar. 2005	3170	3699
4.	एचडीएफसी HDFC	3382	3985	अक्तूबर 2004 से मार्च 2005 Oct. 2004 to Mar. 2005	3985	3984
5.	आइओसी समूह IOC Group	9019	9283	अप्रैल 2004 से मार्च 2005 April 2004 to Mar. 2005	5602	5764

(ढ) वर्ष के दौरान भारतीय रिज़र्व बैंक द्वारा लगाया गया दंड : शून्य

(n) Any penalty imposed by RBI during the year : NIL

9. वर्ष के दौरान आस्ति पुनर्निर्माण कंपनी (एआरसीआइएल) को बिक्री की गई वित्तीय परिसंपत्तियों का विवरण

क) खातों की संख्या: 114

ख) एआरसीआइएल को बिक्री किए गए खातों का कुल मूल्य (प्रावधान घटाकर): रु. 173.21 करोड़

ग) समग्र प्रतिफल रु. 145.48 करोड़

घ) पूर्ववर्ती वर्षों में अंतरित खातों के संबंध में वसूले गए अतिरिक्त प्रतिफल: शून्य

ङ) निवल बही मूल्य से अधिक कुल लाभ/हानि: रु. 27.73 करोड़

9. Details of financial assets sold during the year to Assets Reconstruction Company (ARCIL):

a) No. of accounts : 114

b) Aggregate value (net of provisions) of accounts sold to ARCIL : Rs. 173.21 crore.

c) Aggregate consideration : Rs. 145.48 crore

d) Additional consideration realised in respect of accounts transferred in earlier years : NIL

e) Aggregate gain/loss over net book value : Rs. 27.73 crore

लेखा मानकों के अनुसार प्रकटीकरण

10. विदेशी मुद्रा दर में परिवर्तन का प्रभाव, लेखा मानक 11 (2003-संशोधित):

क) समाकलित विदेशी परिचालन की मौद्रिक आस्ति और देयताओं के रूपांतरण के कारण, विनिमय-अंतर की राशि को प्रभारित करने के बाद वर्ष के लिए निवल लाभ निकाला गया.

ख) विगत वर्षों के दौरान अन्य देयता और प्रावधान (अनुसूची-5) के अंतर्गत प्रदर्शित असमाकलित परिचालन की मौद्रिक मदों के रूपांतरण के कारण 287.96 करोड़ रुपए का निवल विनिमय अंतर विदेशी मुद्रा रूपांतरण आरक्षित निधि (अनुसूची 2) में अंतरित कर दिया गया.

DISCLOSURES AS PER ACCOUNTING STANDARDS:

10. Effects of change in Foreign Exchange rate, AS-11 (2003-revised):

a) The net profit for the year is arrived at after charging the amount of exchange difference due to translation of monetary assets and liabilities of integral foreign operation.

b) Net exchange difference arising on translation of monetary items of non-integral operations amounting to Rs. 287.96 crore shown under Other Liabilities and Provision (Schedule 5) in earlier years has been transferred to Foreign Currency Translation reserve (Schedule 2)

11. खंडवार सूचना

11.1 खंड अभिनिर्धारण

निम्नलिखित खंडों का अभिनिर्धारण किया गया है

प्राथमिक (व्यवसाय खंड)	बैंकिंग परिचालन
	राजकोषीय परिचालन
द्वितीयक (भौगोलिक खंड)	देशी परिचालन
	विदेशी परिचालन

11.2 अंतर-खंडीय अंतरणों का मूल्य-निर्धारण

बैंकिंग परिचालन खंड प्राथमिक संसाधन-संग्रहण इकाई है. राजकोषीय परिचालन खंड बैंकिंग परिचालन खंड से निधियाँ प्राप्त करता है. राजकोषीय परिचालन खंड को उधार दी गई निधियों की लागत की गणना बैंकिंग परिचालन खंड की जमाराशियों तथा जमाराशियों के संग्रहण में हुए परिचालन-व्यय के आधार पर की जाती है.

11.3 व्यय-आबंटन

(क) कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे बैंकिंग परिचालन खंड अथवा राजकोषीय परिचालन खंड से संबंधित हैं, तदनुसार आबंटित किए गए हैं.

(ख) सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखनेवाले व्यय के अनुपात के आधार पर आबंटित किए गए हैं.

11. SEGMENTAL REPORTING:

11.1 Segment Identification:

The following segments have been identified:

Primary (Business Segment)	Banking Operations
	Treasury Operations
Secondary (Geographical Segment)	Domestic Operations
	Foreign Operations

11.2 Pricing of Inter-segmental transfers:

The Banking Operations segment is the primary resource mobilising unit. The Treasury Operations segment is a recipient of funds from Banking Operations segment. The cost of funds lent to treasury is computed at the cost of deposits of Banking Operations segment plus operating expenses incurred for mobilising deposits.

11.3 Allocation of Expenses:

(a) Expenses incurred at Corporate Centre establishments, directly attributable either to Banking Operations segment or to Treasury Operations segment, are allocated accordingly.

(b) Expenses not directly attributable are allocated on the basis of ratio of number of employees in each of the segments/ratio of directly attributable expenses.

11.4 **खंडवार सूचना के अंतर्गत प्रकटीकरण DISCLOSURES UNDER SEGMENT REPORTING:**

भाग क : प्राथमिक खंड

PART A : PRIMARY SEGMENT:

(रु. करोड़ में)
(Rs. in crore)

व्यवसाय खंड Business Segments	बैंकिंग परिचालन Banking Operations		राजकोषीय परिचालन Treasury Operations		निरसन Eliminations		योग Total	
विवरण Particulars	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue *	32403.55	31335.29	20111.78	21989.43	14132.91	15413.10	38382.42	37911.62
परिणाम Results *	5404.63	1835.71	1060.98	3815.62		—	6465.61	5651.33
अनाबंटित व्यय Unallocated Expenses							55.99	725.97
परिचालन लाभ Operating Profit *							6521.60	4925.36
आय कर Income Taxes *							2217.08	1244.36
असाधारण लाभ/हानि Extraordinary profit/loss *							—	—
निवल लाभ Net Profit *							4304.52	3681.00
अन्य सूचना OTHER INFORMATION#								
खंड आस्तियाँ Segment Assets	427057.02	371366.06	216956.54	203745.14	(188115.01)	(171362.96)	463867.20	403748.24
अनाबंटित आस्तियाँ Unallocated Assets							3984.33	4067.04
कुल आस्तियाँ Total Assets							459882.87	407815.28
खंड देयताएँ Segment Liabilities	404730.11	353095.50	215211.31	201784.76	(184130.69)	(167296.26)	435810.73	387584.00
अनाबंटित देयताएँ Unallocated Liabilities								0.00
कुल देयताएँ Total Liabilities							435810.73	387584.00

भाग ख : द्वितीयक खंड

PART B : SECONDARY SEGMENT:

(रु. करोड़ में)
(Rs. in crore)

भौगोलिक खंड Geographical Segments	देशी परिचालन Domestic Operations		विदेशी परिचालन Foreign Operations		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue *	36987.61	36861.10	1394.81	1050.52	38382.42	37911.62
आस्तियाँ Assets #	429282.13	384033.65	30600.74	23781.63	459882.87	407815.28

* : वर्ष 2004-2005 का योग   # : 31-03-2005 वर्ष के अंत में शेष राशियाँ

* : TOTAL FOR THE YEAR 2004-2005   # : BALANCES AS ON 31-03-2005

12. संबंधित पक्ष प्रकटीकरण :

क. बैंक के संबंधित पक्ष :

क) अनुषंगियाँ :

देशी बैंकिंग अनुषंगियाँ

स्टेट बैंक ऑफ बीकानेर एंड जयपुर
स्टेट बैंक ऑफ हैदराबाद
स्टेट बैंक ऑफ इंदौर
स्टेट बैंक ऑफ मैसूर
स्टेट बैंक ऑफ पटियाला
स्टेट बैंक ऑफ सौराष्ट्र
स्टेट बैंक ऑफ त्रावणकोर
एसबीआइ कमर्शियल एंड इंटरनेशनल बैंक लि.

देशी गैर-बैंकिंग अनुषंगियाँ

एसबीआइ फैक्टर्स एंड कमर्शियल सर्विसेज प्रा. लि.
एसबीआइ कैपिटल मार्केट्स लिमिटेड
एसबीआइ डीएफएचआइ लिमिटेड
एसबीआइ म्यूच्युअल फंड ट्रस्टी कंपनी प्रा. लि.

12. RELATED PARTY DISCLOSURES:

A. Bank's Related Parties:

a) SUBSIDIARIES:

DOMESTIC BANKING SUBSIDIARIES

State Bank of Bikaner & Jaipur
State Bank of Hyderabad
State Bank of Indore
State Bank of Mysore
State Bank of Patiala
State Bank of Saurashtra
State Bank of Travancore
SBI Commercial & International Bank Ltd.

DOMESTIC NON-BANKING SUBSIDIARIES

SBI Factors & Commercial Services Pvt. Ltd.
SBI Capital Markets Limited
SBI DFHI Limited
SBI Mutual Fund Trustee Company Pvt. Ltd.

विदेशी अनुषंगियाँ
एसबीआइ इंटरनेशनल (मॉरीशस) लि.
स्टेट बैंक ऑफ इंडिया (कनाडा)
स्टेट बैंक ऑफ इंडिया (कैलिफोर्निया)
आईएनएमबी बैंक लि.

ख) संयुक्त उपक्रम :
एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज़ प्रा. लि.
एसबीआइ लाइफ इंश्योरेंस कंपनी लिमिटेड
क्रेडिट इनफॉर्मेशन ब्यूरो (इंडिया) लिमिटेड
जीई कैपिटल बिज़नेस प्रोसेस मैनेजमेंट सर्विसेज़ प्राइवेट लिमिटेड
कमर्शियल बैंक ऑफ इंडिया एलएलसी
एसबीआइ फंड्स मैनेजमेंट प्राइवेट लिमिटेड

ग) सहयोगी :
अलकनंदा ग्रामीण बैंक
अरुणाचल प्रदेश रूरल बैंक
बस्तर क्षेत्रीय ग्रामीण बैंक
बस्ती ग्रामीण बैंक
बीकानेर क्षेत्रीय ग्रामीण बैंक
बिलासपुर रायपुर क्षेत्रीय ग्रामीण बैंक
बोलांगीर आंचलिक ग्राम्य बैंक
बुंदेलखंड क्षेत्रीय ग्रामीण बैंक
कावेरी ग्रामीण बैंक
दमोह-पन्ना-सागर क्षेत्रीय ग्रामीण बैंक
इलाकाई देहाती बैंक
गंगा यमुना ग्रामीण बैंक
गोलकुंडा ग्रामीण बैंक
गोरखपुर क्षेत्रीय ग्रामीण बैंक
जामनगर राजकोट ग्रामीण बैंक
जूनागढ़ अम्रेली ग्रामीण बैंक
क बैंक नानकिनडांग री खासी जैनटिया
काकातीया ग्रामीण बैंक
कालाहांडी आंचलिक ग्राम्य बैंक
कल्पतरु ग्रामीण बैंक
कोरापुट पंटवटी ग्राम्य बैंक
कृष्णा ग्रामीण बैंक
लंगपी देहांगी रूरल बैंक
मालवा ग्रामीण बैंक
मंजीरा ग्रामीण बैंक
मारवाड़ ग्रामीण बैंक
मिजोरम रूरल बैंक
नागालैंड रूरल बैंक
नागार्जुन ग्रामीण बैंक
पलामू क्षेत्रीय ग्रामीण बैंक
पर्वतीय ग्रामीण बैंक
पिथौरागढ़ क्षेत्रीय ग्रामीण बैंक
रायगढ़ क्षेत्रीय ग्रामीण बैंक
समस्तीपुर क्षेत्रीय ग्रामीण बैंक
संगमेश्वरा ग्रामीण बैंक
संथाल परगना ग्रामीण बैंक
शिवपुरी गुना क्षेत्रीय ग्रामीण बैंक
श्री गंगानगर क्षेत्रीय ग्रामीण बैंक
श्री सरस्वती ग्रामीण बैंक
श्री सातवाहन ग्रामीण बैंक
श्री विशाखा ग्रामीण बैंक
श्रीरामा ग्रामीण बैंक
सुरेंद्रनगर भावनगर ग्रामीण बैंक
विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक
एसबीआइ होम फाइनेंस लिमिटेड
क्लियरिंग कारपोरेशन ऑफ इंडिया
नेपाल एसबीआइ बैंक लि.
बैंक ऑफ भूटान
यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.
परिसंपत्ति पुनर्निमाण कंपनी (इंडिया) लि.
(15.10.2004 तक)

घ) बैंक के प्रमुख प्रबंधन कार्मिक :
श्री ए. के. पुरवार, अध्यक्ष
श्री अशोक के. किणी, प्रबंध निदेशक

FOREIGN SUBSIDIARIES
SBI International (Mauritius) Ltd.
State Bank of India (Canada)
State Bank of India (California)
Inmb Bank Ltd.

b) JOINT VENTURES:
SBI Cards & Payments Services Pvt. Ltd.
SBI Life Insurance Company Limited
Credit Information Bureau (India) Limited
GE Capital Business Process Management Services Private Limited
Commercial Bank of India LLC
SBI Funds Management Private Limited

c) ASSOCIATES:
Alaknanda Gramin Bank
Arunachal Pradesh Rural Bank
Bastar Kshetriya Gramin Bank
Basti Gramin Bank
Bikaner Kshetriya Gramin Bank
Bilaspur Raipur Kshetriya Gramin Bank
Bolangir Anchalik Gramya Bank
Bundelkhand Kshetriya Gramin Bank
Cauvery Grameena Bank
Damoh-Panna-Sagar Kshetriya Gramin Bank
Ellaquai Dehati Bank
Ganga Yamuna Gramin Bank
Golconda Grameena Bank
Gorakhpur Kshetriya Gramin Bank
Jamnagar Rajkot Gramin Bank
Junagadh Amreli Gramin Bank
Ka Bank Nongkyndong Ri Khasi Jaintia
Kakathiya Grameena Bank
Kalahandi Anchalika Gramya Bank
Kalpatharu Grameena Bank
Koraput Panchabati Gramya Bank
Krishna Grameena Bank
Langpi Dehangi Rural Bank
Malwa Gramin Bank
Manjira Grameena Bank
Marwar Gramin Bank
Mizoram Rural Bank
Nagaland Rural Bank
Nagarjuna Grameena Bank
Palamau Kshetriya Gramin Bank
Parvatiya Gramin Bank
Pithoragarh Kshetriya Gramin Bank
Raigarh Kshetriya Gramin Bank
Samastipur Kshetriya Gramin Bank
Sangameshwara Grameena Bank
Santhal Parganas Gramin Bank
Shivpuri-Guna Kshetriya Grameena Bank
Sri Ganganagar Kshetriya Gramin Bank
Sri Saraswathi Grameena Bank
Sri Sathavahana Grameena Bank
Sri Visakha Grameena Bank
Srirama Grameena Bank
Surendranagar Bhavnagar Gramin Bank
Vidisha Bhopal Kshetriya Gramin Bank
SBI Home Finance Limited
Clearing Corporation of India
Nepal SBI Bank Ltd.
Bank of Bhutan
UTI Asset Management Company Pvt. Ltd.
Asset Reconstruction Company (India) Ltd.
(upto 15.10.2004)

d) Key Management Personnel of the Bank:
Shri A. K. Purwar, Chairman
Shri Ashok K. Kini, Managing Director

श्री सी. भट्टाचार्य, प्रबंध निदेशक (31.01.2005 तक)
श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक (28.02.2005 से)

ख. उपर्युक्त में से निम्नलिखित संबधित पक्ष हैं जिनके बारे में लेखा मानक 18 की शर्तों के अनुसार प्रकटीकरण करना आवश्यक है :
क्रेडिट इन्फॉर्मेशन ब्यूरो (इंडिया) लि.
जीई कैपिटल बिज़नेस प्रोसेस मैनेजमेंट सर्विसेज़ प्राइवेट लिमिटेड
एसबीआइ होम फाइनैंस लि.
नेपाल एसबीआइ बैंक लि.
बैंक ऑफ भूटान
परिसंपत्ति पुनर्निर्माण कंपनी (इंडिया) लि. (15.10.2004 तक)
श्री ए. के. पुरवार, अध्यक्ष
श्री अशोक के. किणी, प्रबंध निदेशक
श्री सी. भट्टाचार्य, प्रबंध निदेशक (31.01.2005 तक)
श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक (28.02.2005 से)

अन्य संबंधित पक्ष "सरकारी नियंत्रण वाले उपक्रम" है, अतः लेखा मानक 18 के अनुच्छेद 9 के अनुसार प्रकटीकरण आवश्यक नहीं है. इसके अलावा लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है.

ग. **लेनदेन/शेष राशियाँ :**

(रु. करोड़ में)

मदें/संबंधित पक्ष	सहयोगी/संयुक्त उपक्रम		प्रमुख प्रबंधन कार्मिक@		प्रमुख प्रबंधन कार्मिकों के संबंधी@		योग	
उधार-राशियाँ #		(—)		(—)		(—)		(—)
जमा-राशियाँ #	1770.31	(145.72)	0.05	(—)		(—)	1770.36	(145.72)
जमाराशियों का अभिनियोजन #								
अग्रिम #	26.52	(10.51)					26.52	(10.51)
विनिधान #	39.97	(206.22)					39.97	(206.22)
निधि रहित प्रतिबद्धताएं								
प्राप्त पट्टा / किराया-खरीद व्यवस्थाएँ *								
प्रदान की गई पट्टा/ किराया-खरीद व्यवस्थाएँ *								
अचल आस्तियों की खरीद *								
अचल आस्तियों का विक्रय *								
संदत्त ब्याज *	28.23	(0.06)					28.23	(0.06)
प्राप्त ब्याज *	10.88	(2.57)					10.88	(2.57)
सेवाएँ प्रदान करना *	3.61	(0.50)					3.61	(0.50)
सेवाएँ प्राप्त करना *	—	(16.23)					—	(16.23)
प्रबंधन संविदाएं *	—	(—)	0.14	(0.12)	—		0.14	(0.12)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2004 के हैं)

31.3.2005 को शेष राशियाँ   * वित्तीय वर्ष 2004-05 का योग

@ ऐसे लेनदेन जो बैंकर-ग्राहक संबंध की प्रकृति के नहीं हैं.

एआरसीएल के लेनदेन के संबंध में टिप्पणी सं. 11 देखें.

उपर्युक्त प्रकटीकरण का प्रबंधन द्वारा अभिनिर्धारण किया गया है और लेखापरीक्षकों द्वारा इन्हें स्वीकार किया गया है.

13. **दिनांक 1.4.2001 से पट्टे पर दी गई ऐसी आस्तियाँ जिन्हें लेखा मानक 19 के अनुसार लेखे में लिया गया हैं :**

(रु. करोड़ में)

पट्टे में किए गए कुल सकल विनिधान		164.73 (164.73)
दिनांक 31.3.2005 को प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य		
• 1 वर्ष से कम	31.28 (31.28)	
• 1 से 5 वर्ष तक	28.91 (44.72)	
• 5 वर्ष और उससे अधिक	— (3.96)	
योग		60.19 (79.96)
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य		10.28 (15.88)

(कोष्ठकों में दिए गए आंकड़े 31 मार्च 2004 के हैं).

Shri C. Bhattacharya, Managing Director (upto 31.01.2005)
Shri T. S. Bhattacharya, Managing Director (from 28.02.2005)

B. Out of above, the following are the Related Party Relationship in respect of which disclosures are required to be made in terms of AS-18:
Credit Information Bureau (India) Ltd.
GE Capital Business Process Management Services Private Limited
SBI Home Finance Ltd.
Nepal SBI Bank Ltd.
Bank of Bhutan
Asset Reconstruction Company (India) Ltd. (upto 15.10.2004)
Shri A. K. Purwar, Chairman
Shri Ashok K. Kini, Managing Director
Shri C. Bhattacharya, Managing Director (upto 31.01.2005)
Shri T. S. Bhattacharya, Managing Director (from 28.02.2005)

Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS-18. Further, in terms of paragraph 5 of AS-18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel.

C. **Transactions/Balances:**

(Rs. in crore)

Items/Related Party	Associates/ Joint Ventures		Key Management Personnel @		Relatives of key Management Personnel @		Total	
Borrowings #		(—)		(—)		(—)		(—)
Deposits #	1770.31	(145.72)	0.05	(—)		(—)	1770.36	(145.72)
Placement of deposits #								
Advances #	26.52	(10.51)					26.52	(10.51)
Investments #	39.97	(206.22)					39.97	(206.22)
Non-funded commitments #								
Leasing/HP arrangements availed *								
Leasing/HP arrangements provided *								
Purchase of fixed assets *								
Sale of fixed assets *								
Interest paid *	28.23	(0.06)					28.23	(0.06)
Interest received *	10.88	(2.57)					10.88	(2.57)
Rendering of services *	3.61	(0.50)					3.61	(0.50)
Receiving of services *	—	(16.23)					—	(16.23)
Management contracts *	—	(—)	0.14	(0.12)	—		0.14	(0.12)

(Figures in brackets pertain to 31st March 2004)

Balances as on 31.03.2005   * Total for FY 2004-2005

@ Transactions which are not in the nature of banker-customer relationship

In respect of transactions with ARCIL Refer Note No.11

The above disclosures are as identified by the management and relied upon by the Auditors.

13. **Assets given on lease with effect from 1.4.2001 accounted for as per Accounting Standard 19:**

(Rs. in crore)

Total gross investment in the leases		164.73 (164.73)
Present value of minimum lease payments receivable as on 31.3.2005		
• Less than 1 year	31.28 (31.28)	
• 1 to 5 years	28.91 (44.72)	
• 5 years and above	— (3.96)	
Total		60.19 (79.96)
Present value of unearned finance income		10.28 (15.88)

(Figures in brackets pertain to 31st March 2004)

14. प्रति शेयर उपार्जन :

चालू वर्ष

मूल रु. 81.79 (निवल लाभ रु.4304,51,73,800/ईक्विटी शेयरों की भारित औसत संख्या 52,62,98,878)

कम किए गए रु. 81.79 (कम करने योग्य संभाव्य ईक्विटी शेयर कोई नहीं हैं)

पिछला वर्ष

मूल रु. 69.94 (निवल लाभ रु.3681,00,00,000/ईक्विटी शेयरों की भारित औसत संख्या 52,62,98,878)

कम किए गए रु. 69.94 (कम करने योग्य संभाव्य ईक्विटी शेयर कोई नहीं हैं)

15. आस्थगित कर दायित्व (डीटीएल) / आस्थगित कर आस्तियाँ (डीटीए):

(क) वर्ष के दौरान, आस्थगित कर के समायोजन के रूप में लाभ और हानि खाते में 230.62 करोड़ रुपए (276.28 करोड़ रुपए पिछले वर्ष) (निवल) जमा किए गए हैं.

(ख) डीटीएल और डीटीए के घटक : (रु. करोड़ में)

डीटीएल	31.3.2005 को	31.3.2004 को
वीआरएस व्यय	0.00	32.43
पट्टाकृत आस्तियों पर मूल्यह्रास	174.46	203.85
अचल आस्तियों पर मूल्यह्रास	14.62	20.90
योग	189.08	257.18
डीटीए		
अलाभकारी आस्तियों के लिए किया गया प्रावधान	243.95	358.75
वेतन-संशोधन के लिए प्रावधान	420.81	143.50
डीटीए*/डीटीएल** की निवल शेष राशि	475.68*	245.07*

16. संयुक्त रूप से नियंत्रित कंपनियों में विनिधान:

संयुक्त रूप से नियंत्रित निम्नलिखित कंपनियों में दिनांक 31.3.2005 के विनिधान में रु. 411.16 करोड़ रुपए का बैंक का हिस्सा शामिल है:

(रु. करोड़ में)

सं.	कंपनी का नाम	राशि (रु.)	देश/निवास	धारिता का प्रतिशत
1	एसबीआइ कार्ड्स एंड पेमेंट सर्विसेज़ प्रा.लि.	60.00	भारत	60%
2	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज़ प्रा. लि.	10.80	भारत	40%
3	एसबीआइ लाइफ इंश्योरेंस कं. लि.	259.00	भारत	74%
4	क्रेडिट इंफॉर्मेशन ब्यूरो (इंडिया) लि.	10.00	भारत	40%
5	कॉमर्शियल बैंक ऑफ इंडिया एलएलसी	52.46	रूस	60%
6	एसबीआइ फंड्स मैनेजमेंट प्रा.लि.	18.90	भारत	63%

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय और व्यय की कुल राशि निम्नानुसार प्रकट की गई है :

14. Earnings Per Share:

Current Year

Basic Rs.81.79 (Net Profit Rs.4304,51,73,800/weighted average number of equity shares 52,62,98,878)

Diluted Rs.81.79 (There are no dilutive potential equity shares)

Previous Year

Basic Rs.69.94 (Net Profit Rs.3681,00,00,000/weighted average number of equity shares 52,62,98,878)

Diluted Rs.69.94 (There are no dilutive potential equity shares)

15. Deferred Tax Liabilities (DTL) / Deferred Tax Assets (DTA):

(a) During the year, Rs.230.62 crore (Rs.276.28 crore previous year) (net) has been credited to Profit and Loss Account by way of adjustment of deferred tax.

(b) Components of DTL and DTA: (Rs. in crore)

DTL	As on 31.3.2005	As on 31.03.2004
VRS expenses	0.00	32.43
Depreciation on leased assets	174.46	203.85
Depreciation on Fixed Assets	14.62	20.90
Total	189.08	257.18
DTA		
Provision made against NPAs	243.95	358.75
Provision for wage revision	420.81	143.50
Net balance of DTA*/DTL**	475.68*	245.07*

16. *Investments in jointly controlled entities:*

Investment includes Rs.411.16 crore representing the Bank's interest in the following jointly controlled entities as at 31-03-2005:

(Rs. in crore)

No.	Name of the Company	Amount (Rs.)	Country/ Residence	Percentage Holding
1	SBI Cards & Payments Services Pvt. Ltd.	60.00	India	60%
2	GE Capital Business Process Management Services Pvt. Ltd.	10.80	India	40%
3	SBI Life Insurance Co. Ltd.	259.00	India	74%
4	Credit Information Bureau (India) Ltd.	10.00	India	40%
5	Commercial Bank of India LLC	52.46	Russia	60%
6	SBI Funds Management Pvt. Ltd.	18.90	India	63%

As required by AS-27 the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

क : आस्तियां और देयताएँ

A: Assets & Liabilities

(रु. करोड़ में / Rs. in crore)

पूंजी और देयताएँ Capital & Liabilities	वित्तीय वर्ष 2005 FY 2005	वित्तीय वर्ष 2004 FY 2004	आस्तियाँ Assets	वित्तीय वर्ष 2005 FY 2005	वित्तीय वर्ष 2004 FY 2004
पूंजी और आरक्षितियाँ Capital & Reserves	442.19	283.03	भारतीय रिज़र्व बैंक में नकद और जमाराशियाँ Cash and balances with Reserve Bank of India	16.23	11.00
जमाराशियाँ Deposits	7.09	—	बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि Balances with banks and money at call and short notice	60.43	103.66
उधार-राशियाँ Borrowings	563.30	397.03	विनिधान Investments	847.86	285.27
अन्य देयताएँ एवं प्रावधान Other Liabilities & Provisions	682.24	265.41	अग्रिम Advances	661.90	491.11
			अचल आस्तियाँ Fixed Assets	15.86	15.21
			अन्य आस्तियाँ Other Assets	92.54	39.22
योग Total	1694.82	945.47	**योग Total**	1694.82	945.47

	FY 2005	FY 2004
पूंजी प्रतिबद्धताएँ Capital Commitments	2.87	(1.26)
अन्य आकस्मिक देयताएँ Other Contingent Liabilities	0.32	(1.34)

ख : आय एवं व्यय

(रु. करोड़ में)

	वित्तीय वर्ष 2005	वित्तीय वर्ष 2004
I. आय		
अर्जित ब्याज	164.96	134.55
अन्य आय	591.84	133.76
कुल आय	756.80	268.31
II. व्यय		
व्यय किया गया ब्याज	22.18	17.25
परिचालन व्यय	654.61	190.91
प्रावधान एवं आकस्मिक व्यय	61.89	38.69
कुल व्यय	738.68	246.85
III. लाभ	18.12	21.46

17. **आस्तियों की अपसामान्यता :**
बैंक प्रबंधन की दृष्टि में आस्तियों की अपसामान्यता का कोई ऐसा मामला नहीं है जिस पर लेखा मानक 28 "आस्तियों की अपसामान्यता" लागू हो जिसके लिए राजस्व मान्यता अपेक्षित हो.

18. **लेखा मानक 29 के अनुसार प्रकटीकरण — 31.03.2005 को प्रावधानों का विवरण, आकस्मिक देयता और आकस्मिक आस्तियाँ:**

क) आकस्मिक देयताओं के लिए प्रावधानों में परिवर्तन

(रु. करोड़ में)

विवरण	कानूनी मामले/आकस्मिकताएँ
1 अप्रैल 2004 को शेष राशि	10.44
वर्ष के दौरान उपलब्ध कराई गई	13.83
वर्ष के दौरान प्रयोग की गई राशियाँ	0.03
वर्ष के दौरान प्रत्यावर्तन	0.88
31 मार्च 2005 को शेष राशि	23.36

ख) आकस्मिक देयताओं पर अनुसूची 12 देखें.

क्र. (i), (ii), (iii), (iv), (v) और (vi) जैसी देयताएँ क्रमशः न्यायालय/पंचाट/न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के मांगे जाने, संविदागत बाध्यता, संबंधित पक्षों द्वारा माँग प्रस्ताव और उसे पूरा करने पर आधारित होती है.

19. विचाराधीन वेतन संशोधन समझौते के कारण कर्मचारियों को दी जानेवाली बकाया वेतन राशि के लिए 31 मार्च 2005 को समाप्त अवधि के लिए 750.00 करोड़ रुपए के तदर्थ प्रावधान में प्रावधान और आकस्मिक व्यय शामिल हैं.

20. पिछले वर्ष के आंकड़ों का चालू वर्ष के आकड़ों से मिलान करने की दृष्टि से उन्हें यथावश्यक और यथानिर्धारणवश, पुनर्समूहित एवं पुनर्वर्गीकृत कर दिया गया है. जिन मामलों में भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार प्रकटीकरण पहली बार किया गया हैं, उनके विगत वर्ष के आँकड़े नहीं दिए गए हैं.

B: **Income and Expenditure**

(Rs. in crore)

	FY 2005	FY 2004
I. Income		
Interest earned	164.96	134.55
Other income	591.84	133.76
Total income	756.80	268.31
II. Expenditure		
Interest expended	22.18	17.25
Operating expenses	654.61	190.91
Provisions & Contingencies	61.89	38.69
Total Expenditure	738.68	246.85
III. Profit	18.12	21.46

17. **Impairment of Assets:**
In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 — "Impairment of Assets" applies requiring any revenue recognition.

18. **Disclosure as per AS-29 — Statement of Provisions, Contingent Liability & Contingent Assets w.e.f. 31.03.2005:**

a) Movement of provisions for contingent liabilities

(Rs. in crore)

Particulars	Legal cases/contingencies
Balance as on 1st April 2004	10.44
Provided during the year	13.83
Amounts used during the year	0.03
Reversed during the year	0.88
Balance as on 31st March 2005	23.36

b) Refer Schedule 12 on contingent liabilites
Such liabilities at S. No. (i), (ii), (iii), (iv), (v) and (vi) are dependent upon the outcome of Court/arbitration/out of Court settlement, disposal of appeals, the amount being called up, terms of contractual obligations, development and raising of demand by concerned parties, respectively.

19. The provisions and contingencies include an adhoc provision of Rs. 750.00 crore during the period ended 31st march 2005 towards arrears of salary payable to the employees, pending settlement of wage revision.

20. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for the first time in terms of RBI guidelines, previous year figures have not been mentioned.

भारतीय स्टेट बैंक STATE BANK OF INDIA

31 मार्च 2005 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2005

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005 (चालू वर्ष current year)		31.3.2004 को समाप्त वर्ष Year ended 31.3.2004 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES		(2780,73,52)		254,83,58
ख. विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES		(498,79,73)		(1050,30,84)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES		(969,25,47)		(842,17,65)
नकदी एवं नकदी समतुल्यों में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS		(4248,78,72)		(1637,64,91)
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		43566,61,68		45181,02,45
ङ. विदेशी विनिमय दर परिवर्तनों का प्रभाव E. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		4,26,90		23,24,14
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		39322,09,86		43566,61,68
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES				
कर पूर्व निवल लाभ Net Profit before taxes	6521,59,88		4971,27,73	
समायोजन Adjustment for:				
मूल्यह्रास शुल्क Depreciation charges	752,21,07		698,34,50	
अचल आस्तियों के विक्रय पर हानि/(लाभ) Loss/(Profit) on sale of fixed assets	1,83,02		62,67	
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	1204,00,04		3702,75,09	
मानक आस्तियों पर प्रावधान Provision on standard assets	115,00,00		49,11,65	
अवकाश नकदीकरण के लिए प्रावधान Provision for leave encashment	110,07,00		111,22,00	
विनिधानों पर मूल्यह्रास Depreciation on Investments	2338,36,41		487,49,54	
अन्य आस्तियों पर प्रावधान Provision on Other Assets	44,09,28		17,13,10	
क्षेत्रीय ग्रामीण बैंकों पर प्रावधान Provision on RRBs.	-		(2,01,87)	
अन्य प्रावधान Other provisions	767,30,20		327,70,68	
वर्ष के दौरान अपलिखित आस्थगित राजस्व व्यय Deferred Revenue Expenditure written off during the year	354,51,37		354,51,37	
समनुषंगियों (निवेश कार्यकलाप) से प्राप्त लाभांश Dividend from Subsidiaries (investing activity)	(393,23,53)		(161,31,17)	
एसबीआइ बांडों (वित्तपोषण कार्यकलाप) पर संदत्त ब्याज Interest paid on SBI Bonds (financing activity)	395,68,72		395,68,72	
	12211,43,46		10952,54,01	
प्रत्यक्ष करों को घटाकर Less Direct Taxes	(1801,64,50)		(2589,93,69)	
परिचालन आस्तियों में परिवर्तन से पूर्व परिचालन लाभ Operating profit before changes in operating assets		10409,78,96		8362,60,32
समायोजन Adjustment for:				
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits		48428,85,50		22495,38,91
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings		5752,98,01		4127,71,41
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments		(13705,18,43)		(13509,11,92)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances		(45644,91,77)		(23876,95,70)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		(7122,32,63)		1624,79,18
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets		(899,93,16)		1030,41,38
परिचालन कार्यकलापों में प्रयुक्त/द्वारा प्रदत्त निवल नकदी NET CASH USED IN/PROVIDED BY OPERATING ACTIVITIES		(2780,73,52)		254,83,58

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005 (चालू वर्ष current year)		31.3.2004 को समाप्त वर्ष Year ended 31.3.2004 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
ख. विनिधान कार्यकलापों से नकदी प्रवाह				
B. CASH FLOW FROM INVESTING ACTIVITIES				
समनुषंगियों तथा/अथवा संयुक्त-उद्यमों में निवेश Investments in Subsidiaries and/or Joint Ventures	(85,41,47)		(256,08,17)	
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	393,23,53		161,31,17	
अचल आस्तियाँ Fixed Assets	(806,61,79)		(955,53,84)	
विनिधान कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN INVESTING ACTIVITIES		(498,79,73)		(1050,30,84)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C. CASH FLOW FROM FINANCING ACTIVITIES				
शेयर पूंजी Share Capital	—		—	
शेयर प्रीमियम Share Premium	—		—	
गौण बांड Subordinated Bonds	—		—	
गौण बांडों का निर्गम/(परिशोधन) Issue/(Redemption) of Subordinated Bonds	1,64,63		87,31	
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(395,68,72)		(395,68,72)	
संदत्त लाभांश Dividends Paid	(575,21,38)		(447,36,24)	
वित्तपोषण कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN FINANCING ACTIVITIES		(969,25,47)		(842,17,65)
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य				
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1284,98,05		1136,20,43	
(ii) भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	17756,30,36		11602,26,41	
(iii) बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	24525,33,27		32442,55,61	
		43566,61,68		45181,02,45

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005 (चालू वर्ष current year)		31.3.2004 को समाप्त वर्ष Year ended 31.3.2004 (पिछला वर्ष previous year)	
			रु. Rs.	रु. Rs.
ङ. विनिमय उतार-चढ़ाव के नकदी प्रवाह				
E. EXCHANGE FLUCTUATION CASH FLOWS				
विदेशों में समनुषंगियों/संयुक्त-उद्यमों में विनिधान Investment in Subsidiaries/JVs abroad				
अन्य विदेशी विनिधान Other Investment abroad	30,80,75		(48,85,14)	
विदेश स्थित कार्यालयों में लाभ एवं हानि (अन्य आस्ति) के कारण विनिमय उतार-चढ़ाव Exchange Fluctuation o/a of P&L at Fos (other asset)	5,97,80		(7,05,89)	
उधार दी गई निधि के कारण विनिमय उतार-चढ़ाव Exchange Fluctuation o/a of fund lent	(32,51,65)		80,02,48	
अग्रिम : एसबीआइ इंटरनेशनल (मॉरीशस) लि. को सावधि ऋण Advances : Term Loan to SBIIML	—		(87,31)	
विनिमय उतार-चढ़ाव से नकदी प्रवाह Cash Flows from Exchange Fluctuation		4,26,90		23,24,14
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य				
F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1436,16,02		1284,98,05	
(ii) भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	15374,16,97		17756,30,36	
(iii) बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	22511,76,87		24525,33,27	
		39322,09,86		43566,61,68

हस्ताक्षरकर्ता:

सुमन कुमार बेरी
के. पी. झुनझुनवाला
पी. आर. खन्ना
अरुण सिंह
श्यामला गोपीनाथ
राजीव पांडे
पीयूष गोयल
अनंत सी. कलिता
} निदेशक

के. अशोक किणी
प्रबंध निदेशक
एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग)

टी. एस. भट्टाचार्य
प्रबंध निदेशक
एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)

ए. के. पुरवार
अध्यक्ष

SIGNED BY:

Suman Kumar Bery
K. P. Jhunjhunwala
P. R. Khanna
Arun Singh
Shyamala Gopinath
Rajiv Pandey
Piyush Goyal
Ananta C. Kalita
} Directors

K. Ashok Kini
Managing Director
and Group Executive
(National Banking)

T. S. Bhattacharya
Managing Director
and Group Executive
(Corporate Banking)

A. K. Purwar
Chairman

कोलकाता
20 मई, 2005

Kolkata
20th May, 2005

लेखापरीक्षकों की रिपोर्ट

प्रति, भारत के राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41 (1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अधोहस्ताक्षरी लेखापरीक्षक बैंक के तुलनपत्र, लाभ और हानि खाते तथा नकदी प्रवाह विवरण के बारे में केंद्र सरकार को एतद्द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2005 के संलग्न तुलनपत्र और उसी तारीख को समाप्त वर्ष के लाभ और हानि खाते तथा नकदी प्रवाह विवरण की लेखा-परीक्षा की है. उक्त वित्तीय विवरणों में निम्नलिखित के लेखे शामिल हैं :

   (i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), पट्टा कार्यनीतिक व्यवसाय इकाई (एसबीयू) और बयालीस शाखाओं के, जिनकी लेखा-परीक्षा हमने की है;

   (ii) आठ हज़ार तीन सौ तिरानवे भारतीय शाखाओं के, जिनकी लेखा-परीक्षा अन्य लेखापरीक्षकों ने की;

   (iii) विदेश स्थित तेईस शाखाओं के, जिनकी लेखा-परीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   (iv) छह सौ सड़सठ अन्य भारतीय शाखाओं के, जिनकी अलेखापरीक्षित विवरणियां शाखा प्रबंधकों द्वारा प्रमाणित की गई हैं. इन अलेखापरीक्षित शाखाओं का हिस्सा अग्रिमों में 0.29%, जमाराशियों में 0.96%, ब्याज आय में 0.16% तथा ब्याज व्यय में 1.01% है.

   ये वित्तीय विवरण बैंक-प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी अपने लेखापरीक्षा-कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

3. हमने अपना लेखापरीक्षा-कार्य भारत में सामान्यतः स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखापरीक्षा की योजना इस प्रकार बनाएँ और निष्पादित करें कि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं. लेखापरीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखापरीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखापरीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमशः 'क' और 'ख' फार्मों में तैयार किए गए हैं और ये भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

REPORT OF THE AUDITORS

To
The President of India,

1. We, the undersigned Auditors of the State Bank of India, appointed under Section 41 (1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet, Profit & Loss Account and the Cash Flow Statement of the Bank.

2. We have audited the attached Balance Sheet of the State Bank of India as at 31st March, 2005, the Profit and Loss Account and the Cash Flow Statement of the Bank for the year ended on that date annexed thereto. Incorporated in the said financial statements are the accounts of:

   (i) The Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Leasing Strategic Business Unit (SBU) and forty two Branches audited by us;

   (ii) Eight thousand three hundred ninety three Indian Branches audited by other auditors;

   (iii) Twenty three Foreign Branches audited by the local Auditors; and

   (iv) Six hundred sixty seven other Indian Branches, the unaudited returns of which are certified by the Branch Managers. These unaudited branches account for 0.29% of advances, 0.96% of deposits, 0.16% of interest income and 1.01% of interest expenses.

   These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. The Balance Sheet and the Profit and Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and these give information as required to be given by virtue of the provisions of the State Bank of India Act, 1955 and Regulations thereunder.

5. हमारी राय में और जहाँ तक हमें जानकारी है तथा हमें दिए गए स्पष्टीकरणों के आधार पर और जैसाकि उपर्युक्त अनुच्छेद 2 के साथ पठित बैंक की बहियों में दिखाया गया है, हम रिपोर्ट करते हैं कि :

(क) (i) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर तुलनपत्र पूर्ण एवं सही है, जिसमें समस्त आवश्यक जानकारी शामिल है तथा उसे इस प्रकार तैयार किया गया है कि वह 31 मार्च 2005 को बैंक के कामकाज का वास्तविक और सही चित्र दर्शाता है;

(ii) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर लाभ एवं हानि खाता इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष दर्शाता है; और

(iii) तुलनपत्र के साथ संलग्न 31 मार्च 2005 का नकदी प्रवाह विवरण वर्ष के नकदी प्रवाहों का सही एवं वास्तविक चित्र प्रस्तुत करता है तथा भारत में सामान्यत: स्वीकृत लेखा सिद्धांतों के अनुरूप है.

(ख) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण मांगा है, हमें वह जानकारी और स्पष्टीकरण दिया गया है और हमने उसे संतोषजनक पाया है;

(ग) हमारी जानकारी में आए बैंक के लेन-देन बैंक के अधिकार-क्षेत्र में ही हैं; तथा

(घ) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियाँ हमारी लेखा-परीक्षा के उद्देश्य से उचित पाई गई हैं.

5. In our opinion and to the best of our information and according to the explanations given to us and as shown by the books of the Bank, read with paragraph 2 above, we report that:

(a) (i) the Balance Sheet, read with the Principal Accounting Policies and the Notes to Accounts, is a full and fair Balance Sheet containing all the necessary particulars and is properly drawn up so as to exhibit a true and fair view of the affairs of the Bank as at 31st March 2005;

(ii) the Profit and Loss Account, read with the Principal Accounting Policies and the Notes to Accounts, shows a true balance of Profit for the year ended on that date; and

(iii) the Cash Flow Statement annexed to the Balance Sheet as at 31st March 2005 gives a true and fair view of the cash flows for the year, and are in conformity with the Accounting Principles generally accepted in India.

(b) where we have called for any information and explanations, such information and explanations have been given to us and we have found them to be satisfactory;

(c) the transactions of the Bank which have come to our notice have been within the powers of the Bank; and

(d) the returns received from the offices and branches of the Bank have been found adequate for the purpose of our audit.

बी.एम. चतरथ एंड कं.
B.M. Chatrath & Co.
सनदी लेखाकार Chartered Accountants

(सच्चिदानंद कृष्णन Sachidananda Krishnan)
भागीदार Partner, स.सं. M. No. 51626

विनय कुमार एंड कं.
Vinay Kumar & Co.
सनदी लेखाकार Chartered Accountants

(वी. के अग्रवाल V. K. Agrawal)
भागीदार Partner, स.सं. M. No. 13795

ओ. पी. तोतला एंड कं.
O. P. Totla & Co.
सनदी लेखाकार Chartered Accountants

(ओ. पी. तोतला O. P. Totla)
भागीदार Partner, स.सं. M. No. 11854

खण्डेलवाल जैन एंड कं.
Khandelwal Jain & Co.
सनदी लेखाकार Chartered Accountants

(पंकज जैन Pankaj Jain)
भागीदार Partner, स.सं. M. No. 48850

एम. एम. निसीम एंड कं.
M. M. Nissim & Co.
सनदी लेखाकार Chartered Accountants

(संजय खेमानी Sanjay Khemani)
भागीदार Partner, स.सं. M. No. 44577

पात्रो एंड कं.
Patro & Co.
सनदी लेखाकार Chartered Accountants

(राजेन्द्र पात्रो Rajendra Patro)
भागीदार Partner, स.सं. M. No. 19423

के. पी. राव एंड कं.
K. P. Rao & Co.
सनदी लेखाकार Chartered Accountants

(के. विश्वनाथ K. Viswanath)
भागीदार Partner, स.सं. M. No. 22812

कोलकाता
20 मई, 2005

एस. विश्वनाथन
S. Viswanathan
सनदी लेखाकार Chartered Accountants

(सी. एन. श्रीनिवासन C. N. Srinivasan)
भागीदार Partner, स.सं. M. No. 18205

वेणुगोपाल एंड चिनॉय
Venugopal & Chenoy
सनदी लेखाकार Chartered Accountants

(डी. वी. जानकीनाथ D. V. Jankinath)
भागीदार Partner, स.सं. M. No. 29505

कांवलिया एंड कं.
Kanwalia & Co.
सनदी लेखाकार Chartered Accountants

(बी. के. कांवलिया B. K. Kanwalia)
भागीदार Partner, स.सं. M. No. 7719

फिलिपस एंड कं.
Phillipos & Co.
सनदी लेखाकार Chartered Accountants

(बी. वी. सत्यनारायण B. V. Sathyanarayana)
भागीदार Partner, स.सं. M. No. 18148

जी. एस. माथुर एंड कं.
G. S. Mathur & Co.
सनदी लेखाकार Chartered Accountants

(अजय माथुर Ajay Mathur)
भागीदार Partner, स.सं. M. No. 82223

चतुर्वेदी एंड कं.
Chaturvedi & Co.
सनदी लेखाकार Chartered Accountants

(एस. एन. चतुर्वेदी S. N. Chaturvedi)
भागीदार Partner, स.सं. M. No. 40479

शर्मा एंड कं.
Sarma & Co.
सनदी लेखाकार Chartered Accountants

(आर. एल. दास शर्मा R. L. Das Sarma)
भागीदार Partner, स.सं. M. No. 2464

Kolkata
20th May, 2005

स्टेट बैंक समूह का तुलन-पत्र, लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण

Balance Sheet, Profit & Loss Account and Cash Flow Statement of State Bank Group

भारतीय स्टेट बैंक (समेकित)

प्रमुख लेखा नीतियाँ

1. लेखे तैयार करने का आधार

संलग्न वित्तीय विवरण इस प्रकार तैयार किए गए हैं कि उनमें सभी प्रमुख क्षेत्रों में प्रयोज्य भारत में प्रचलित सांविधिक/विनियामक प्रावधानों, लेखा मानकों और सामान्यतया स्वीकृत लेखा परीक्षा सिद्धांतों एवं व्यवहारों का अनुपालन हो जाए, सिवाय उन क्षेत्रों के जिनके बारे में अलग से कोई प्रावधान हैं.

2. समेकन की कार्यविधि

2.1 समूह **(जिसमें 16 अनुषंगियाँ, 6 संयुक्त उद्यम और 49 सहयोगी शामिल हैं)** के समेकित वित्तीय विवरण निम्नलिखित के आधार पर तैयार किए गए हैं

(क) भारतीय स्टेट बैंक (मूल संस्था) के लेखापरीक्षित लेखे

(ख) मूल संस्था की संबंधित मद के साथ अनुषंगियों की आस्ति/देयता/आय/व्यय की प्रत्येक मद का पंक्तिवार समूहन और सभी महत्वपूर्ण अंतर्समूह अतिशेषों, लेनदेनों, अवसूल लाभ/हानि के निरसन तथा भारतीय सनदी लेखाकार संस्थान (आइसीएआइ) के लेखा मानक 21 के अनुसार असमान लेखा नीतियों के साथ मिलान के लिए जहाँ कहीं अपेक्षित था, आवश्यक समायोजन करने के पश्चात्

(ग) संयुक्त उद्यमों का समेकन : भारतीय सनदी लेखाकार संस्थान के लेखा मानक 27 के प्रावधानों के अनुसार

(घ) भारतीय सनदी लेखाकार संस्थान के लेखा मानक 23 के अनुसार सहयोगियों में किए गए निवेश का 'ईक्विटी पद्धति' के अधीन लेखांकन

(ङ) अनुषंगियों/संयुक्त उद्यमों के वित्तीय विवरण मूल संस्था के रिपोर्ट करने के दिनांक की भांति, अर्थात् 31 मार्च 2005 तक की स्थिति के अनुसार तैयार किए गए हैं.

2.2 समूह की अनुषंगी इकाइयों में इसके निवेशों की लागत और समूह की अनुषंगियों की ईक्विटी के हिस्से के बीच के अंतर को वित्तीय विवरणों में साख/पूँजीगत आरक्षिती के रूप में मान्यता दी गई है.

2.3 समेकित अनुषंगियों की निवल आस्तियों में आधे से कम हित में निम्नलिखित घटक शामिल हैं :

2.3.1 अनुषंगी में निवेश करने के दिनांक को आधे से कम हित में ईक्विटी की राशि, और

STATE BANK OF INDIA (CONSOLIDATED)

PRINCIPAL ACCOUNTING POLICIES

1. Basis of preparation of accounts

The accompanying financial statements have been prepared to comply, in all material aspects, with applicable statutory/ regulatory provisions, Accounting Standards (AS) and generally accepted accounting principles and practices prevailing in India, except otherwise stated.

2. Consolidation Procedure

2.1 Consolidated financial statements of the Group ***(comprising 16 subsidiaries, 6 Joint Ventures and 49 Associates)*** have been prepared on the basis of

(a) Audited accounts of State Bank of India (Parent)

(b) Line by line aggregation of each item of asset/liability/income/expenses of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances / transactions, unrealized profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per Accounting Standard (AS 21) of The Institute of Chartered Accountants of India (ICAI)

(c) Consolidation of Joint Ventures: As per the provision of Accounting Standard 27 issued by the ICAI

(d) Accounting for investment in 'Associates' under the 'Equity Method' as per AS 23 of the ICAI

(e) Financial Statements of the Subsidiaries/Joint Ventures drawn up to the same reporting date as that of the Parent i.e. 31st March 2005.

2.2 The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognized in the financial statements as goodwill/capital reserve.

2.3 Minority interest in the net assets of the consolidated subsidiaries consists of:

2.3.1 The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

2.3.2 मूल संस्था और अनुषंगी के बीच संबंध बनने के दिनांक से राजस्व आरक्षितियाँ/हानि (ईक्विटी) में परिवर्तन का आधे से कम हिस्सा.

3. विदेशी मुद्रा लेनदेन

3.1 लेखा मानक 11 (संशोधित 2003) के अनुसार बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों (ओबीयू) को असमाकलित परिचालन के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालन के रूप में वर्गीकृत किया गया है.

3.2 क) विदेशी मुद्रा लेन-देनों को प्रारंभिक निर्धारण पर रिपोर्टिंग करंसी में रिकार्ड किया जाता है. इस हेतु विदेशी मुद्रा तथा रिपोर्टिंग करंसी के बीच लेनदेन की तिथि को प्रचलित विनिमय दर लागू की जाती है.

ख) विदेशी मुद्रा मौद्रिक मदों की सूचना फेडई की अंतिम तत्काल दर के अनुप्रयोग से की गई है.

ग) मौद्रिक मदों के निपटान में उद्भूत विनिमय अंतरों को, जिन्हें प्रारंभ में जिन दरों पर रिकार्ड किया गया था, उनसे भिन्न दरों पर आय के रूप में अथवा जिस अवधि में वे उत्पन्न हुए थे उस अवधि में व्यय के रूप में शामिल किया गया है.

3.3 असमाकलित परिचालनः

क) समस्त मौद्रिक/गैरमौद्रिक आस्तियों एवं देयताओं तथा आकस्मिक दायित्वों को फेडई द्वारा अधिसूचित अंतिम दर पर रूपांतरित किया गया है.

ख) आय एवं व्यय का रूपांतरण फेडई द्वारा अधिसूचित तिमाही औसत दर के अनुप्रयोग से सम्बद्ध तिमाही के अंत में किया गया है.

ग) निवल विनिधान के निपटान होने तक सभी परिणामी विनिमय अंतरों का संचयन "विदेशी मुद्रा रूपांतरण आरक्षिति" के पृथक् खाते में किया गया है.

3.4 समाकलित परिचालन :

क) समाकलित परिचालनों के समस्त आय एवं व्यय को लेन-देन की तिथि की दरों पर दर्ज किया गया है.

2.3.2 The minority shares of movements in revenue reserves / loss (equity) since the date the parent-subsidiary relationship came into existence.

3. Transactions involving foreign exchange

3.1 As stipulated in AS 11 (Revised 2003), Foreign Branches of the Bank and Offshore Banking Units (OBUs) have been classified as Non Integral Operations and Representative Offices have been classified as Integral Operations.

3.2 (a) Foreign Currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

(b) Foreign currency monetary items are reported using the FEDAI closing spot rate.

(c) Exchange differences arising on the settlement of monetary items at different dates from those at which they were initially recorded are recognised as income or as expenses in the period in which they arise.

3.3 Non Integral Operations:

(a) All monetary/non monetary assets and liabilities as well as contingent liabilities are translated at the closing rate notified by FEDAI.

(b) Income and expenses are translated using the quarterly average rate notified by FEDAI at end of the respective quarter.

(c) All resulting exchange differences are accumulated in a separate account "Foreign Currency Translation Reserve" till the disposal of the net investment.

3.4 Integral Operations:

(a) All income and expenditure of integral operations are recorded at the rates on the date of transaction.

ख) सभी विदेशी मुद्रा मौद्रिक मदों की सूचना फेडई की अंतिम तत्काल दर के अनुप्रयोग से की गई है.

3.5. वायदा विनिमय संविदाएँ

भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) के दिशा-निर्देशों तथा लेखा मानक 11 (संशोधित-2003) के प्रावधानों के अनुसार, प्रत्येक मुद्रा में वायदा विनिमय संविदाओं की निवल बकाया राशियों का तुलन-पत्र की तिथि को संविदा की शेष परिपक्वता के लिए तदनुरूपी वायदा-दरों से पुनर्मूल्यांकन किया गया है. पुनर्मूल्यांकित राशि और संविदागत राशि के बीच की अंतर राशि को लाभ या हानि के रूप में यथास्थिति शामिल किया गया है.

4. विनिधान

4.1 वर्गीकरण :

विनिधानों का वर्गीकरण निम्नानुसार 'व्यवसाय के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'परिपक्वता के लिए रखे गए' श्रेणियों के अंतर्गत किया गया है:

(क) उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है, जो बैंक द्वारा अल्पावधि मूल्य/ब्याज-दर घट-बढ़ का फायदा उठाकर व्यवसाय करने के अभिप्राय से अभिगृहीत किए गए हैं. ऐसे विनिधानों को अभिग्रहण की तिथि से 90 दिन तक इस श्रेणी के अंतर्गत रखा जाता है.

(ख) उन विनिधानों को जिन्हें परिपक्वता तक रखा जाना था, 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है.

(ग) जिन विनिधानों को उपर्युक्त में से किसी एक श्रेणी के अंतर्गत वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' की श्रेणी के रूप में वर्गीकृत किया गया है.

4.2 मूल्यन :

4.2.1 किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है.

(ख) प्रतिभूतियों के अभिग्रहण के संबंध में संदत्त दलाली, कमीशन और स्टाम्प-शुल्क को राजस्व व्यय माना गया है.

(b) All foreign currency monetary items are reported using the FEDAI closing Spot rate.

3.5 Forward Exchange Contracts

In accordance with the guideline of FEDAI and the provisions of AS 11 (revised 2003), net outstanding forward exchange contracts in each currency are revalued at the Balance Sheet date at the corresponding forward rates for the residual maturity of the contract. The difference between revalued amount and the contracted amount is recognised as profit or loss, as the case may be.

4 Investments

4.1 Classification:

Investments are classified into "Held for Trading", "Available for Sale" and "Held to Maturity" categories as below:

(a) The investments that are acquired with the intention to trade by taking advantage of the short term price/ interest rate movement are classified under "Held for Trading." These investments are held under this category upto 90 days from the date of acquisition.

(b) Investments which are intended to be held up to maturity are classified as "Held to Maturity."

(c) Investments which are not classified in either of the above categories are classified as "Available for Sale."

4.2 Valuation:

4.2.1 In determining acquisition cost of investment:

(a) Brokerage/commission received on subscriptions is deducted from the cost of securities.

(b) Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

(ग) प्रतिभूतियों के अभिग्रहण की तिथि तक प्रोद्भूत ब्याज (अर्थात् खंडित अवधि ब्याज) को अभिग्रहण-लागत में शामिल न करके ब्याज-व्यय के रूप में शामिल किया गया है.

4.2.2 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत प्रत्येक स्क्रिप, जहाँ बाजार भाव उपलब्ध है, का मूल्यन बही-मूल्य अथवा बाजार-मूल्य में से जो भी कम था, पर किया गया है. प्रतिभूतियों का मूल्यन स्क्रिपवार किया गया है, और प्रत्येक वर्गीकरण के लिए मूल्यह्रास/मूल्यवृद्धि को समूहित किया गया है. प्रत्येक वर्गीकरण के निवल मूल्यह्रास, यदि हो तो, का प्रावधान किया गया है, जबकि निवल मूल्यवृद्धि को शामिल नहीं किया गया है. स्क्रिपों का बही मूल्य अपरिवर्तित रहता है.

4.2.3 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत आनेवाले विनिधान को अभिग्रहण-लागत पर लिया गया है. जहाँ कहीं बही-मूल्य अंकित मूल्य/प्रतिदेय मूल्य से अधिक होता है, अतिरिक्त राशि को वहाँ नियत आय पद्धति (सीवाईएम) के प्रयोग द्वारा बची हुई अवधि में परिशोधित किया जाता है.

4.2.4 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत आनेवाले विनिधानों का मूल्यन लागत या बाजार मूल्य में, जो भी कम था, पर किया गया है. जहाँ बाजार-भाव उपलब्ध नहीं था, वहाँ इस प्रयोजन हेतु बाजार-मूल्य की गणना वसूलीयोग्य मूल्य के आधार पर की गई है और यह वसूलीयोग्य मूल्य की गणना फिक्स्ड इनकम मनी मार्केट एण्ड डेरीवेटिव्ज एसोसिएशन/प्राइमरी डीलर्स एसोसिएशन ऑफ इंडिया/भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर की गई है. प्रतिभूतियों का मूल्यन स्क्रिपवार किया गया है और प्रत्येक वर्गीकरण के लिए, मूल्यह्रास/मूल्यवृद्धि को समूहित किया गया है. प्रत्येक वर्गीकरण में निवल मूल्यह्रास, यदि हो तो, का प्रावधान किया गया है जबकि निवल मूल्यवृद्धि को शामिल नहीं किया गया है. स्क्रिपों का बही-मूल्य अपरिवर्तित रहता है.

4.2.5 राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन लागत आधार पर किया गया है.

4.2.6 गैर-एसएलआर गैर-अनर्जक निवेशों को भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार माना गया है तथा उनके लिए प्रावधान अलाभकारी आस्तियों के लिए लागू भारतीय रिज़र्व बैंक के मानदंडों के अनुसार किया गया है.

4.2.7 सहयोगियों (भारत और विदेश दोनों में) में विनिधानों का मूल्यन लेखा मानक 23 के अनुसार किया गया है.

(c) Interest accrued up to the date of acquisition of securities (i.e. broken period interest) is excluded from the acquisition cost and recognized as interest expenses.

4.2.2 Individual scrips classified under "Held for Trading" category, where market quotations are available, are valued at lower of book value or market value. Securities are valued script-wise and depreciation/appreciation is aggregated for each classification. Net depreciation in each classification, if any, is provided for while net appreciation is ignored. The book value of the scrips continues to remain unchanged.

4.2.3 Investments under "Held to Maturity" category are carried at acquisition cost. Wherever the book value is higher than the face value / redemption value, the excess amount is amortised over the remaining period of maturity using Constant Yield Method.

4.2.4 Investments under "Available for Sale" category are valued at cost or market price whichever is lower. Where market quotations are not available, market value for this purpose is arrived at on the basis of realizable price computed as per Fixed Income Money Market and Derivatives Association of India/Primary Dealers Association of India/RBI guidelines. Securities are valued scripwise and depreciation/appreciation is aggregated for each classification. Net depreciation in each classification, if any, is provided for while net appreciation is ignored. The book value of the scrips continues to remain unchanged.

4.2.5 Treasury bills and commercial paper are valued at cost.

4.2.6 Non-SLR Non-Performing Investments are recognized as per RBI guidelines and provision is made as per RBI norms applicable to Non-Performing Advances.

4.2.7 Investments in Associates (both in India and abroad) are valued as per Accounting Standard 23.

4.2.8 अनुषंगियों और संयुक्त उद्यमों के विनिधानों का निपटान क्रमश: लेखा मानक 21 और 27 के अनुसार किया गया है.

5. डेरीवेटिव :

5.1.1. वर्तमान समय में बैंक ब्याज दर एवं मुद्रा डेरिवेटिव में डील करता है. बैंक द्वारा डील किए गए ब्याज दर डेरीवेटिव, रुपया ब्याज दर विनिमय, परस्पर मुद्रा ब्याज दर विनिमय और वायदा दर करार हैं. बैंक द्वारा डील किए गए मुद्रा डेरीवेटिव विकल्प एवं मुद्रा विनिमय हैं.

5.1.2. डेरीवेटिव का मूल्यन निम्नानुसार किया गया है :

क) व्यापार के लिए प्रयुक्त डेरीवेटिव की बाजार-मूल्य अनुसार बही में अंकित किया गया है तथा निवल मूल्यवृद्धि/मूल्यह्रास को लाभ और हानि खाते में शामिल किया गया है.

ख) बचाव हेतु प्रयुक्त डेरीवेटिव निम्न हैं :

i) बाजार मूल्य के अनुसार बही में अंकित, यदि मूल आस्तियाँ/देयताएँ बाजार मूल्य के अनुसार बही में अंकित की गयी हैं. परिणामी लाभ/हानि को लाभ एवं हानि खाते में शामिल किया गया है.

ii) मूल आस्तियाँ/देयताएँ बाजार मूल्य के अनुसार बही में अंकित न होने की स्थिति में उपचय आधार पर हिसाब में ली गयी है.

प्रत्येक प्रकार की डेरीवेटिव की बाजार मूल्य के अनुसार बही में अंकित निवल बकाये की स्थिति को आस्ति अथवा देयता, जैसी भी स्थिति हो, के रूप में दर्शाया जाता है.

6. अग्रिम

6.1 तुलनपत्र में अग्रिमों को प्रावधानों और अलाभकारी आस्तियों (एनपीए) पर अवसूल ब्याज को घटाकर दर्शाया गया है.

6.2 विश्व-ऋण-संविभाग में मानक आस्तियों पर 0.25 प्रतिशत का एक सामान्य प्रावधान किया गया है.

6.3 भारतीय कार्यालय

6.3.1 समस्त अग्रिमों को चार श्रेणियों में वर्गीकृत किया गया है. ये हैं - (क) मानक आस्तियाँ, (ख) अव-मानक आस्तियाँ, (ग) संदिग्ध आस्तियाँ और (घ) हानिप्रद आस्तियाँ.

6.3.2 सभी बकाया अग्रिमों में से अलाभकारी आस्तियों पर अवसूल ब्याज की राशि को घटाने के बाद निम्नानुसार प्रावधान किए गए हैं :

4.2.8 Investments in Subsidiaries and Joint Ventures are dealt with in accordance with Accounting Standards 21 and 27 respectively.

5. Derivatives:

5.1.1. The Bank presently deals in Interest Rate and Currency Derivatives. The Interest Rate Derivatives dealt by the Bank are Rupee Interest Rate Swaps, Cross Currency Interest Rate Swaps and Forward Rate Agreements. Currency Derivatives dealt by the Bank are Options and Currency Swaps.

5.1.2. Derivatives are valued as under:

(a) Derivatives used for trading are marked to market and net appreciation/ depreciation is recognised in the Profit and Loss account.

(b) Derivatives used for hedging are:

i) Marked to market in case where the underlying assets/liabilities are marked to market. The resultant gain/loss is recognised in the Profit and Loss Account.

ii) Accounted on accrual basis in case where the underlying assets/liabilities are not marked to market.

The net outstanding marked to market position of each type of derivatives is shown either under asset or liability, as the case may be.

6. Advances

6.1 Advances are shown in the balance sheet net of provisions and unrealized interest on Non Performing Assets (NPAs).

6.2 A general provision of 0.25% is made on Standard Assets on the global loan portfolio.

6.3 Indian Offices

6.3.1 All advances are classified under four categories viz. a) Standard Assets, b) Sub-Standard Assets, c) Doubtful Assets and d) Loss Assets.

6.3.2 Provisions are made on all outstanding advances net of interest not realized on NPAs as under:

क) अव-मानक आस्तियों पर 10 प्रतिशत

20% प्रारंभ से ही अप्रतिभूत जोखिम के मामले में (जहाँ प्रतिभूति का वसूली योग्य मूल्य 10 प्रतिशत से अधिक नहीं है)

ख) संदिग्ध आस्तियों पर :

i) जहाँ कहीं लागू हो, निर्यात ऋण गारंटी निगम/लघु उद्योग ऋण गारंटी न्यास द्वारा उपलब्ध कराई गई गारंटी सुरक्षा की रखने योग्य/वसूल करने योग्य राशि को घटाने के बाद अप्रतिभूत भाग पर 100 प्रतिशत.

ii) प्रतिभूत भाग पर :

अग्रिम को संदिग्ध माने जाने की अवधि	*प्रतिशत*
एक वर्ष तक	20
एक से तीन वर्ष तक	30
तीन वर्ष से अधिक :	
क) 31 मार्च 2004 को	60
ख) 01 अप्रैल 2004 को अथवा उसके पश्चात	100

ग) हानिप्रद आस्तियों पर 100%.

घ) यदि बैंक को देय राशि 180 दिनों से भी अधिक समय तक अतिदेय रहती है और अन्य अग्रिमों पर लागू उपयुक्त विनियोजक प्रावधानीकरण इस पर लागू होता है तो ऐसी स्थिति में राज्य सरकार द्वारा प्रत्याभूत अग्रिमों का वर्गीकरण यथास्थिति 'संदिग्ध' या 'हानिप्रद' के रूप में किया जाता है।

ङ) परिसंपत्ति पुनर्निर्माण कंपनी (इंडिया) लिमिटेड (एआरसीआईएल) को बिक्री की गई "वित्तीय आस्तियों" को निम्नानुसार मान्यता दी गई है :

i) यदि विक्रय मूल्य निवल बही मूल्य (एनबीवी) से कम है तो इस अंतर-राशि को लाभ एवं हानि खाते में प्रभारित किया गया है।

ii) यदि विक्रय मूल्य निवल बही मूल्य (एनबीवी) से अधिक है तो प्राप्त प्रतिभूति रसीद के प्रतिमोचन होने तक वर्तमान प्रावधान जारी रहेगा।

(a) Sub-Standard Assets at 10%

at 20% in case of unsecured exposures (where realizable value of security is not more than 10%, ab initio)

(b) Doubtful Assets:

i) Unsecured portion at 100% after netting retainable/realizable amount of guarantee cover provided by Export Credit Guarantee Corporation/Credit Guarantee Trust for small industries wherever applicable.

ii) Secured portion:

Period for which the advance has been considered as doubtful	*Percentage*
up to one year	20
One to three years	30
More than three years:	
a) As on March 31, 2004	60
b) On or after April 01, 2004	100

c) Loss Assets at 100%

d) Advances guaranteed by State Government are classified as 'sub standard' or 'doubtful' or 'loss', as the case may be, if the amount due to the Bank remains overdue for more than 180 days and attracts appropriate provisioning as applicable to other advances.

e) 'Financial Assets' sold to Asset Reconstruction Company (India) Limited (ARCIL) are recognised as under:

i) in case the sale is at a price lower than the Net Book Value (NBV), the difference is charged to the Profit & Loss Account.

ii) in case the sale is at a price higher than the NBV, the existing provision is continued to be held till the redemption of the Security Receipt.

6.3.3 अग्रिमों के पिछले वर्ष निर्धारित ऐसे अवसूल ब्याज के लिए प्रावधान किया गया है जो चालू वर्ष के दौरान अलाभकारी बन गया है.

6.3.4 अग्रिमों की पुनर्संरचना/अग्रिमों के चुकौती-कार्यक्रम के पुनर्निर्धारण के मामले में, मूल करार के अनुसार भावी ब्याज के वर्तमान मूल्य और संशोधित करार के अनुसार भावी ब्याज के वर्तमान मूल्य के बीच के अंतर के लिए लाभ एवं हानि खाते को प्रभारित करके पुनर्संरचना/पुनर्निर्धारण के समय प्रावधान किया गया है.

6.4 विदेश स्थित कार्यालय

6.4.1 अग्रिमों का चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है जैसा भारत स्थित कार्यालयों के संबंध में किया जाता है.

6.4.2 अग्रिमों के संबंध में प्रावधान स्थानीय कानून की अपेक्षाओं या भारतीय रिज़र्व बैंक द्वारा निर्धारित आय निर्धारण एवं आस्ति वर्गीकरण मानदंडों में से जो भी अधिक था, उसके अनुसार किए गए हैं.

6.5 अग्रिमों में क्रेडिट कार्डधारकों से बकाया ऋणों तथा लेनदारी लेखा क्रय ऋणों को शामिल किया गया है.

7. अचल आस्तियाँ

7.1 देशीय कार्यालयों की अचल आस्तियों पर मूल्यह्रास का प्रावधान, ह्रासित मूल्य पद्धति के अनुसार आयकर नियम 1962 के अंतर्गत निर्धारित दरों पर किया गया है. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार कंप्यूटरों के संबंध में मूल्यह्रास का प्रावधान 33.33 प्रतिशत वार्षिक दर पर सीधी रेखा पद्धति के आधार पर किया गया है. जो कंप्यूटर सॉफ्टवेयर हार्डवेयर का अभिन्न अंग नहीं हैं, उनके लिए खरीद के वर्ष में ही पूरा मूल्यह्रास कर दिया गया है.

7.2 पट्टे पर लिये गए परिसरों के संबंध में, पट्टे की राशि को पट्टे की अवधि के अनुरूप परिशोधित किया गया है.

7.3 भारतीय स्टेट बैंक के विदेश स्थित कार्यालयों और विदेशी अनुषंगियों की अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देशों के स्थानीय कानूनों के अनुसार किया गया है.

8. पट्टे पर दी गई आस्तियाँ

8.1 31 मार्च 2001 को या उसके पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों और पट्टे पर दी जानेवाली आस्तियों के लिए संदत्त अग्रिमों को क्रमशः "पट्टाकृत आस्तियाँ" और "चालू पूंजीगत कार्य (पट्टाकृत आस्तियाँ)" के रूप में अचल आस्तियों में शामिल किया गया है. मूल्यह्रास

6.3.3 Unrealized interest recognized in the previous year on advances, which became non-performing during the current year is provided for.

6.3.4 In case of restructuring/rescheduling of advances, the difference between the present value of the future interest as per the original agreement and the present value of the future interest as per the revised agreement is provided for at the time of restructuring/ rescheduling by way of charge to the Profit and Loss Account.

6.4 Foreign offices

6.4.1 Advances are classified under four categories in line with those of Indian Offices.

6.4.2 Provisions in respect of advances are made as per IRAC norms prescribed by RBI or as per local requirements, whichever is higher.

6.5 Advances include debts due from credit card holders and also factored debts.

7. Fixed Assets

7.1 Depreciation on Fixed Assets of Offices in India is provided for on written down value method at the rates prescribed under Income Tax Rules, 1962. In respect of computers, depreciation is provided for on straight-line method @ 33.33% per annum as per RBI guidelines. Computer software not forming integral part of hardware is depreciated fully during the year of purchase.

7.2 In respect of leasehold premises, the lease amount is amortised over the period of lease.

7.3 Depreciation on the fixed assets of foreign offices of SBI and foreign subsidiaries is provided as per the local laws of the countries.

8. Assets Given on Lease

8.1 In respect of assets given on lease on or before 31st March 2001, the assets given on lease and the advance paid against assets given on lease are included in Fixed Assets as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively.

का प्रावधान कंपनी अधिनियम 1956 की अनुसूची XIV में निर्धारित दरों के अनुसार सीधी रेखा पद्धति के आधार पर किया गया है और वार्षिक पट्टा प्रभार (पूंजीगत वसूली) और मूल्यह्रास के बीच के अंतर को भारतीय सनदी लेखाकार संस्थान द्वारा जारी दिशा-निर्देशों के अनुसार पट्टा समकरण लेखे में लिया गया है.

8.2 1 अप्रैल 2001 को या उसके बाद पट्टे पर दी गई आस्तियों को भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 19 के अनुसार लेखे में लिया गया है. ऐसी आस्तियों को "अन्य आस्तियाँ" मद के अन्तर्गत शामिल किया गया है.

8.3 अलाभकारी पट्टाकृत आस्तियों के संबंध में प्रावधान भारतीय रिज़र्व बैंक द्वारा निर्धारित आय-निर्धारण एवं आस्ति वर्गीकरण मानदंडों के आधार पर किया गया है.

9. आस्तियों की अपसामान्यता (लेखा मानक 28)

अपसामान्य आस्तियों को (यदि हों तो) आईसीएआई द्वारा जारी लेखा मानक के अनुसार शामिल किया गया है और लाभ एवं हानि खाते में प्रभारित किया गया है.

10. राजस्व/व्यय निर्धारण

10.1 आय और व्यय की गणना प्रोद्भूत आधार पर लेखे में लिया गया है.

10.2 भारतीय कार्यालय : बैंकिंग इकाइयाँ

10.2.1 आय की निम्नलिखित मदों का निर्धारण, उनकी वसूली में निहित व्यापक अनिश्चितता के कारण, वसूली के आधार पर किया गया है

(क) अतिदेय बिलों सहित अलाभकारी अग्रिमों / आस्तियों पर ब्याज और पट्टा आय

(ख) अलाभकारी निवेशों पर ब्याज

(ग) कमीशन (आस्थगित भुगतान गारंटियों और सरकारी लेनदेनों को छोड़कर), विनिमय और दलाली

(घ) निवेशों पर लाभांश

10.3 भारतीय कार्यालय : गैर-बैंकिंग इकाइयाँ

10.3.1 निर्गम प्रबंधन एवं सलाहकारी शुल्क (परियोजना मूल्यांकन शुल्क के अतिरिक्त) का निर्धारण ग्राहक के साथ हुए करार की शर्तों के अनुसार किया गया है, जो सामान्यतः प्रतिशत पूर्णन पद्धति के अनुरूप होता है.

10.3.2 निजी स्थापन और परियोजना मूल्यांकन सेवाओं से संबंधित शुल्कों का निर्धारण नियत कार्य के पूर्ण होने के आधार पर किया गया है.

Depreciation is provided for on straight line method as per the rates prescribed in Schedule XIV to the Companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per guidelines issued by the ICAI.

8.2 Assets given on lease on or after 1st April 2001 are accounted for as per Accounting Standard 19 issued by the ICAI. Such assets are included under "Other Assets."

8.3 Provisions on non-performing leased assets are made on the basis of IRAC norms prescribed by RBI.

9. Impairment of Assets (AS 28)

Impairment losses are recognised in accordance with the accounting standard issued by ICAI and charged to Profit & Loss Account.

10. Revenue/Expense Recognition

10.1 Income and expenditure are accounted on accrual basis.

10.2 Indian Offices : Banking entities

10.2.1 The following items of income are recognized on realization basis, owing to significant uncertainty in collection thereof

(a) Interest and lease income on non-performing advances/assets, including overdue bills

(b) Interest on non-performing investments

(c) Commission (other than commission on deferred payment guarantees and government transactions), exchange and brokerage

(d) Dividend on investments

10.3 Indian Offices: Non-banking entities

10.3.1 Issue management and advisory fees (other than project appraisal fees) are recognised as per the terms of agreement with the client, which are generally aligned to the percentage completion method.

10.3.2 Fees for private placement and project appraisal services are recognised on completion of assignment.

10.3.3 सार्वजनिक निर्गमों से संबंधित हामीदारी कमीशन और दलाली आय सार्वजनिक निर्गम के आबंटन कार्य को अंतिम रूप देते समय लेखे में ली गयी है.

10.3.4 वार्षिक कार्ड शुल्कों और सह-कार्ड शुल्कों को कार्डधारक का खाता खोलते समय/कार्ड के नवीकरण के समय आय के रूप में माना जाता है. कार्ड से संबंधित अन्य सभी सेवा शुल्कों का निर्धारण संबंधित लेनदेन दर्ज करने के समय किया गया है.

10.3.5 फैक्टरिंग सेवा शुल्कों को उपचय के आधार पर लेखे में लिया गया है, सिवाय अलाभकारी आस्तियों के मामलों में, जहां आय को वसूली आधार पर लेखे में लिया गया है.

10.3.6 न्यास बोर्ड के साथ हुए निवेश प्रबंधन और सलाहकारी करार या उसके बाद उसमें हुए संशोधन के अनुसार निधि प्रबंधन शुल्क को उपचय के आधार पर लेखे में लिया गया है.

10.3.7 जीवन बीमा प्रीमियम को तब आय माना गया है जब वह देय हो चुकी हो।

10.4 विदेश स्थित कार्यालय/विदेशी अनुषंगियाँ

आय का निर्धारण देशों के स्थानीय कानूनों के अनुसार किया गया है.

11. स्टाफ-हितलाभ

स्टाफ के संबंध में ग्रेच्यूटी/पेंशन के लिए वास्तविक मूल्यांकन के आधार पर और भविष्य निधि के लिए सांविधिक अपेक्षाओं के अनुसार प्रावधान किया गया है. अवकाश नकदीकरण का प्रावधान नकदी आधार के बजाय बीमांकिक मूल्यांकन आधार पर किया गया है.

12. स्वैच्छिक सेवानिवृत्ति योजना से संबंधित व्यय

देशी बैंकिंग इकाइयों के मामले में, अनुग्रह राशि और वर्ष 2000-01 के दौरान स्वैच्छिक सेवानिवृत्ति योजना के कार्यान्वयन के कारण दी जानेवाली ग्रेच्यूटी एवं पेंशन के संबंध में वृद्धिशील देयता को आस्थगित राजस्व व्यय माना गया है, जिसे भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार 5 वर्षों की अवधि में समान रूप से परिशोधित किया जाएगा.

13. आयकर के लिए प्रावधान

आयकर के लिए प्रावधान सांविधिक अपेक्षाओं का पालन करते हुए भारतीय सनदी लेखाकर संस्थान द्वारा जारी लेखा मानक

10.3.3 Underwriting commission and brokerage income relating to public issues are accounted for on finalisation of allotment of the public issue.

10.3.4 Annual card fees and the add-on card fees are recognised as income at the time of setting up of cardholder account/ at the time of renewal of the card. All other card-related service fees are booked at the time of recording the respective transaction.

10.3.5 Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation.

10.3.6 Funds management fees are accounted for on accrual basis in accordance with the Investment Management and Advisory Agreement with the Board of Trustees or as modified thereafter.

10.3.7 Life insurance premium is recognised as income as and when due.

10.4 Foreign Offices/Foreign Subsidiaries

Income is recognized as per the local laws of the countries.

11. Staff Benefits

Provisions are made for gratuity / pension benefits to staff on actuarial valuation and for provident fund as per statutory requirements. Leave encashment has been provided for on the basis of actuarial valuation.

12. Expenses related to Voluntary Retirement Scheme

In case of domestic banking entities, exgratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme during 2000-01 is treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years in accordance with the guidelines of RBI.

13. Provision for income tax

Provision for income tax is made in accordance with the statutory requirements with adjustments

22 के अनुसार आस्थगित कर के लिए समायोजन करके किया गया है.

14. खंडवार सूचना

14.1 लेखा मानक 17 के अनुसार खंडवार सूचना देने के लिए निम्नांकित खंड **प्राथमिक खंड** के रूप में निर्धारित किए गए हैं :

क) बैंकिंग परिचालन, जिसके अंतर्गत शाखाओं/ कार्यालयों के परिचालन शामिल हैं.

ख) राजकोषीय परिचालन, जिसके अंतर्गत राजकोषीय परिचालन शामिल हैं.

ग) अवशिष्ट परिचालन, जिसके अंतर्गत गैर-बैंकिंग इकाइयों के परिचालन शामिल हैं.

14.2 निम्नांकित खंडों को **द्वितीयक खंड** के रूप में निर्धारित किया गया है:

क) भारतीय परिचालन, जिसके अंतर्गत देशी कार्यालयों/ इकाइयों के परिचालन शामिल हैं.

ख) विदेशी परिचालन, जिसके अंतर्गत विदेश स्थित कार्यालयों/इकाइयों के परिचालन शामिल हैं.

for deferred tax in terms of Accounting Standard 22 issued by the ICAI.

14. Segment Reporting

14.1 For the purpose of Segment Reporting as per Accounting Standard 17, the following segments have been identified as **Primary Segments:**

(a) Banking operations comprising branches/ offices of banking entities.

(b) Treasury operations comprising the treasury operations of banking entities.

(c) Residual operations comprising the operations of non-banking entities.

14.2 The following segments have been identified as **Secondary Segments:**

(a) Indian Operations consisting of domestic offices/entities

(b) Foreign Operations consisting of foreign offices/entities.

2004-05 के लिए लेखा टिप्पणियां

1. समेकित वित्तीय विवरण तैयार करने हेतु अनुषंगियों/संयुक्त उद्यमों/सहयोगियों की सूची.

1.1 समेकित वित्तीय विवरण तैयार करते समय निम्नांकित 16 अनुषंगियों / 6 संयुक्त उद्यमों/49 सहयोगियों (मूल संस्था भारतीय स्टेट बैंक के साथ समूह में सम्मिलित) को शामिल किया गया है :

क) अनुषंगी का नाम

	अनुषंगी का नाम	निगमन-देश	स्वामित्व हित अनुपात
1.	स्टेट बैंक आफ बीकानेर एण्ड जयपुर	भारत	75.07%
2.	स्टेट बैंक आफ हैदराबाद	भारत	100.00%
3.	स्टेट बैंक आफ इंदौर	भारत	98.05%
4.	स्टेट बैंक आफ मैसूर	भारत	92.33%
5.	स्टेट बैंक आफ पटियाला	भारत	100.00%
6.	स्टेट बैंक आफ सौराष्ट्र	भारत	100.00%
7.	स्टेट बैंक आफ त्रावणकोर	भारत	75.01%
8.	एसबीआई कमर्शल एण्ड इंटरनेशनल बैंक लिमिटेड	भारत	100.00%
9.	एसबीआइ कैपिटल मार्केट्स लिमिटेड	भारत	86.16%
10.	एसबीआइ फैक्टर्स एण्ड कमर्शल सर्विसेज प्राइवेट लिमिटेड	भारत	69.88%
11.	एसबीआइ डीएफएचआइ लिमिटेड	भारत	65.95%
12	एसबीआई म्युच्युअल फंड ट्रस्टी कंपनी प्रा.लि.	भारत	100.00%
13.	भारतीय स्टेट बैंक (कनाडा)	कनाडा	100.00%
14.	भारतीय स्टेट बैंक (कैलिफोर्निया)	संयुक्त राज्य अमरीका	100.00%
15.	एसबीआइ इंटरनेशनल (मारीशस) लिमिटेड	मारीशस	98.00%
16.	इंडो-नाइजीरियन मर्चेंट बैंक लिमिटेड	नाइजीरिया	51.59%

ख) संयुक्त उद्यम

1.	एसबीआइ कार्ड्स एंड पेमेंट सर्विसेज प्रा. लिमिटेड	भारत	60.00%
2.	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.	भारत	40.00%

NOTES ON ACCOUNTS 2004-05

1. List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements.

1.1 The 16 Subsidiaries, 6 Joint Ventures and 49 Associates (which along-with State Bank of India, the Parent, constitute the Group), considered in the preparation of the consolidated financial statements, are:

A) Subsidiaries

	Name	Country of Incorporation	Proportion of ownership interest
1	State Bank of Bikaner & Jaipur	India	75.07%
2	State Bank of Hyderabad	India	100.00%
3	State Bank of Indore	India	98.05%
4	State Bank of Mysore	India	92.33%
5	State Bank of Patiala	India	100.00%
6	State Bank of Saurashtra	India	100.00%
7	State Bank of Travancore	India	75.01%
8	SBI Commercial & International Bank Ltd.	India	100.00%
9	SBI Capital Markets Ltd.	India	86.16%
10	SBI Factors and Commercial Services Pvt. Ltd.	India	69.88%
11	SBI DFHI Ltd.	India	65.95%
12	SBI Mutual Fund Trustee Company Pvt. Ltd.	India	100.00%
13	State Bank of India (Canada)	Canada	100.00%
14	State Bank of India (California)	USA	100.00%
15	SBI International (Mauritius) Ltd.	Mauritius	98.00%
16	INMB Bank Ltd.	Nigeria	51.59%

B) Joint Ventures

1	SBI Cards and Payment Services Pvt. Ltd.	India	60.00%
2	GE Capital Business Process Management Services Pvt. Ltd.	India	40.00%

3.	एसबीआइ लाइफ इंश्योरेंस कंपनी लिमिटेड	भारत	74.00%
4.	क्रेडिट इंफर्मेशन ब्यूरो ऑफ इंडिया लिमिटेड	भारत	40.00%
5.	कमर्शल बैंक ऑफ इंडिया एलएलसी	रूस	60.00%
6.	एसबीआइ फंड्स मैनेजमेंट प्रा.लि.	भारत	63.00%

ग) सहयोगी

भारतीय स्टेट बैंक द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंक (प्रत्येक की स्थापना भारत में की गई है और 35% शेयर भारतीय स्टेट बैंक के पास हैं)

1. अलकनंदा ग्रामीण बैंक
2. अरुणाचल प्रदेश रूरल बैंक
3. बस्तर क्षेत्रीय ग्रामीण बैंक
4. बस्ती ग्रामीण बैंक
5. बिलासपुर रायपुर क्षेत्रीय ग्रामीण बैंक
6. बोलंगिर आंचलिक ग्रामीण बैंक
7. बुंदेलखंड क्षेत्रीय ग्रामीण बैंक
8. दमोह-पन्ना-सागर क्षेत्रीय ग्रामीण बैंक
9. इलाकाई देहाती बैंक
10. गंगा यमुना ग्रामीण बैंक
11. गोरखपुर क्षेत्रीय ग्रामीण बैंक
12. क बैंक नानकिनडांग री खासी जैनटिया
13. काकतीया ग्रामीण बैंक
14. कालाहांडी आंचलिक ग्राम्य बैंक
15. कोरापुट पंटवटी ग्राम्य बैंक
16. कृष्णा ग्रामीण बैंक
17. लंगपी देहांगी रूरल बैंक
18. मंजीरा ग्रामीण बैंक
19. मिजोरम रूरल बैंक
20. नगालैंड रूरल बैंक
21. नागार्जुन ग्रामीण बैंक
22. पलामू क्षेत्रीय ग्रामीण बैंक
23. पर्वतीय ग्रामीण बैंक
24. पिथौरागढ़ क्षेत्रीय ग्रामीण बैंक
25. रायगढ़ क्षेत्रीय ग्रामीण बैंक
26. समस्तीपुर क्षेत्रीय ग्रामीण बैंक

3	SBI Life Insurance Co. Ltd.	India	74.00%
4	Credit Information Bureau of India Ltd.	India	40.00%
5	Commercial Bank of India LLC	Russia	60.00%
6	SBI Funds Management Pvt. Ltd.	India	63.00%

C) Associates

RRBs Sponsored by SBI (Each is established in India and SBI is having 35% share)

1. Alaknanda Gramin Bank
2. Arunachal Pradesh Rural Bank
3. Bastar Kshetriya Gramin Bank
4. Basti Gramin Bank
5. Bilaspur Raipur Kshetriya Gramin Bank
6. Bolangir Anchalik Gramin Bank
7. Bundelkhand Kshetriya Gramin Bank
8. Damoh-Panna-Sagar Kshetriya Gramin Bank
9. Ellaquai Dehati Bank
10. Ganga Yamuna Gramin Bank
11. Gorakhpur Kshetriya Gramin Bank
12. Ka Bank Nongkyndong Ri Khasi Jaintia
13. Kakathiya Grameena Bank
14. Kalahandi Anchalika Gramya Bank
15. Koraput Panchbati Gramya Bank
16. Krishna Grameena Bank
17. Langpi Dehangi Rural Bank
18. Manjira Grameena Bank
19. Mizoram Rural Bank
20. Nagaland Rural Bank
21. Nagarjuna Grameena Bank
22. Palamau Kshetriya Gramin Bank
23. Parvatiya Gramin Bank
24. Pithoragarh Kshetriya Gramin Bank
25. Raigarh Kshetriya Gramin Bank
26. Samastipur Kshetriya Gramin Bank

27. संगमेश्वरा ग्रामीण बैंक
28. संथाल परगना ग्रामीण बैंक
29. शिवपुरी-गुना क्षेत्रीय ग्रामीण बैंक
30. श्री विशाखा ग्रामीण बैंक

घ) सहयोगी

भारतीय स्टेट बैंक के सहयोगी बैंकों द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंक (प्रत्येक की स्थापना भारत में की गई है और 35% शेयर भारतीय स्टेट बैंक के सहयोगी बैंकों के पास हैं)

1. बीकानेर क्षेत्रीय ग्रामीण बैंक
2. कावेरी ग्रामीण बैंक
3. गोलकोंडा ग्रामीण बैंक
4. जामनगर राजकोट ग्रामीण बैंक
5. जूनागढ़-अमरेली ग्रामीण बैंक
6. कल्पतरु ग्रामीण बैंक
7. मालवा ग्रामीण बैंक
8. मारवाड़ ग्रामीण बैंक
9. श्री गंगानगर क्षेत्रीय ग्रामीण बैंक
10. श्री सरस्वती ग्रामीण बैंक
11. सातवाहन ग्रामीण बैंक
12. श्रीरामा ग्रामीण बैंक
13. सुरेंद्रनगर भावनगर ग्रामीण बैंक
14. विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

ङ) अन्य सहयोगी

1.	एसबीआइ होम फाइनैंस लिमिटेड	भारत	25.05%
2.	क्लियरिंग कार्पोरेशन ऑफ इंडिया लिमिटेड	भारत	28.97%
3.	नेपाल एसबीआइ बैंक लिमिटेड	नेपाल	50.00%
4.	बैंक ऑफ भूटान	भूटान	20.00%
5.	यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.	भारत	25.00%

1.2 वर्ष 2003-04 की तुलना में समेकन प्रक्रिया में निम्नलिखित परिवर्तन हुए हैं :

(क) भारतीय स्टेट बैंक ने पूर्ण स्वामित्ववाली अनुषंगी एसबीआइ फंड्स मैनेजमेंट प्राइवेट लिमिटेड के अपने 37% हिस्से

27. Sangameshwara Grameena Bank
28. Santhal Parganas Gramin Bank
29. Shivpuri-Guna Kshetriya Grameena Bank
30. Sri Visakha Grameena Bank

D) Associates

Sponsored by Associate Banks of SBI (Each is established in India and Associate Banks of SBI are having 35% share)

1. Bikaner Kshetriya Gramin Bank
2. Cauvery Grameena Bank
3. Golconda Grameena Bank
4. Jamnagar Rajkot Gramin Bank
5. Junagadh Amreli Gramin Bank
6. Kalpatharu Grameena Bank
7. Malwa Gramin Bank
8. Marwar Gramin Bank
9. Sri Ganganagar Kshetriya Gramin Bank
10. Sri Saraswathi Grameena Bank
11. Sathavahana Grameena Bank
12. Srirama Grameena Bank
13. Surendranagar Bhavnagar Gramin Bank
14. Vidisha Bhopal Kshetriya Gramin Bank

E) OTHER ASSOCIATES

1.	SBI Home Finance Ltd.	India	25.05%
2.	Clearing Corporation of India Ltd.	India	28.97%
3.	Nepal SBI Bank Ltd.	Nepal	50.00%
4.	Bank of Bhutan	Bhutan	20.00%
5.	UTI Asset Management Company Pvt. Ltd.	India	25.00%

1.2. The following changes have taken place in the consolidation process as compared to 2003-04.

(a) *State Bank of India has divested 37% of its stake in its fully owned subsidiary SBI Funds Management Pvt. Ltd. to Society Generale Asset Management, France.*

का विनिवेश सोसायटी जनरल एसेट मैनेजमेंट, फ्रांस में किया है। तथापि, अनुषंगियों में निवेश के लिए लेखा मानक 21 में निर्धारित प्रक्रिया के अनुसार कंपनी की आस्तियों, देयताओं और आय एवं व्यय में हित का समेकन किया जाता है।

(ख) परिसंपत्ति पुनर्निर्माण कंपनी में एसबीआइ का हिस्सा घटकर 19.95% (15.10.2004 तक 24.50%) हो गया है। इसके परिणामस्वरूप, चालू वर्ष में कंपनी को स्टेट बैंक समूह का सहयोगी नहीं माना गया है।

(ग) भारतीय स्टेट बैंक द्वारा प्रवर्तित नई अनुषंगी एसबीआइ म्यूचुअल फंड ट्रस्टी कंपनी प्राइवेट लिमिटेड ने दिनांक 29 दिसंबर 2004 से एसबीआई म्यूचुअल फंड से न्यासधारिता कार्य को ग्रहण कर लिया है तथा इस संस्था की आस्तियों, देयताओं, आय एवं व्ययों का समेकन लेखा मानक 21 में अनुषंगियों के विनिधानों के समेकन के लिए निर्धारित कार्यविधि के अनुसार किया गया है।

1.3 दो सहयोगी - बैंक ऑफ भूटान (31 दिसंबर) तथा नेपाल एसबीआइ बैंक लि. (हिंदू कैलेंडर वर्ष) मूल संस्था से भिन्न लेखा-वर्ष अपनाते हैं.

2. 'विक्रय के लिए उपलब्ध' तथा 'व्यवसाय के लिए धारित' श्रेणी के अंतर्गत आनेवाले विनिधानों का स्क्रिप-वार मूल्यन किया जा रहा था तथा मूल्यहास, हो तो, के लिए प्रावधान स्क्रिप-वार किया गया, जबकि मूल्यवृद्धि को छोड़ दिया गया। वर्तमान वित्तीय वर्ष से 'विक्रय के लिए उपलब्ध' एवं 'व्यवसाय के लिए धारित' श्रेणी के अंतर्गत आनेवाले विनिधानों का मूल्यन वर्गीकरण-वार मूल्यहास तथा मूल्यवृद्धि को छोड़ने के बाद भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार स्क्रिप-वार समेकन कर किया गया तथा प्रत्येक वर्गीकरण में निवल मूल्यहास के लिए प्रावधान किया गया, जबकि मूल्यवृद्धि को छोड़ दिया गया।

3. वर्ष के दौरान, 'विक्रय के लिए उपलब्ध' श्रेणी की प्रतिभूतियों के प्रतिमोचन पर हुई हानि को, इन प्रतिभूतियों के लिए किए गए विशिष्ट प्रावधानों को समायोजित करने के बाद हिसाब में लिया गया जबकि विगत वर्षों के दौरान इनकी गणना 'विनिधानों से हुई आय' में सकल आधार पर की जाती थी। तथापि इससे वित्त वर्ष 2004-05 के निवल लाभ पर कोई प्रभाव नहीं पड़ा।

However, the interest in the assets, liabilities, income and expenses of the entity is consolidated as per procedure for consolidation of investments in subsidiaries, set out in Accounting Standard 21.

(b) The stake of SBI in Asset Reconstruction Company has come down to 19.95% (24.50% up to 15.10.2004). Consequently, in the current year, the entity has not been treated as an Associate of the State Bank Group.

(c) A new subsidiary, SBI Mutual Fund Trustee Company Pvt. Ltd., promoted by State Bank of India has taken over the trusteeship function of the SBI Mutual fund from 29th December 2004 and the assets, liabilities, income and expenses of the entity have been consolidated as per procedure for consolidation of investments in subsidiaries, as set out in Accounting Standard 21.

1.3. Two of the associates - Bank of Bhutan (31st December) and Nepal SBI Bank Ltd (Hindu Calendar Year) follow accounting years different from that of the parent.

2. The investments in 'Available for Sale' (AFS) and 'Held for Trading' (HFT) categories were being valued scripwise and depreciation if any, was provided scripwise while ignoring appreciation. From the current financial year investments in 'Available for Sale' (AFS) and 'Held for Trading' (HFT) categories have been valued in conformity with RBI guidelines after netting-off classification-wise depreciation and appreciation, computed scripwise and providing for net depreciation in each classification while ignoring net appreciation.

3. During the year, loss on redemption of securities in AFS category has been recognized after adjusting the underlying specific provision held against these securities as against accounting of the same on gross basis in "Income from Investments" in earlier years. However, there is no impact on the net profit for financial year 2004-05.

4. स्टाफ-हितलाभ :

(क) वर्ष 2000-2001 के दौरान कार्यान्वित स्वैच्छिक सेवा-निवृत्ति योजना (वीआरएस) के 505.39 करोड़ रुपए की अंतिम किश्त को, जिसे आस्थगित राजस्व व्यय माना गया था, राजस्व के रूप में प्रभारित किया गया है।

(ख) प्रावधान एवं आकस्मिकताओं में लंबित वेतन संशोधन समझौते के अंतर्गत कर्मचारियों को देय बकाया वेतन के लिए 31 मार्च 2005 को समाप्त अवधि में किया गया 1120.62 करोड़ रुपए का तदर्थ प्रावधान शामिल है।

5. प्रावधान एवं आकस्मिकताएं :

लाभ एवं हानि खाते में ''व्यय'' शीर्ष के अंतर्गत शामिल ''प्रावधान एवं आकस्मिकताओं'' का विश्लेषण.

(रुपए करोड़ में)

	2004-05	2003-04
क) आयकर के लिए प्रावधान (चालू कर)	2794.19	2886.55
ख) आयकर के लिए प्रावधान (आस्थगित कर)	(158.54)	(429.12)
ग) अन्य करों के लिए प्रावधान	(3.87)	(45.16)
घ) अलाभकारी आस्तियों पर किए गए प्रावधान की राशि (प्रावधानों के प्रतिलेखन सहित)	1403.37	5337.06
ड) वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	(74.13)	132.15
च) भारत में विनिधानों के मूल्य में मूल्यह्रास	4486.01	442.33
छ) विदेश स्थित कार्यालयों के विनिधानों के मूल्य में मूल्यह्रास	8.10	(7.63)
ज) अन्य (प्रतिलेखनों को छोड़कर और वर्ष 2004-05 में वेतन संशोधन समझौते हेतु 1120.62 करोड़ रुपए के तदर्थ प्रावधान सहित)	1147.21	493.51
योग	**9602.34**	**8809.69**

(कोष्ठक के आंकड़े जमा दर्शाते हैं)

4. Staff Benefits:

(a) During the year, final instalment of Rs. 505.39 crore has been charged to revenue on account of Voluntary Retirement Scheme (VRS) implemented during the year 2000-2001, which was treated as deferred revenue expenditure.

(b) The provisions and contingencies include an ad hoc provision of Rs. 1120.62 crore during the period ended 31st March 2005 towards arrears of salary payable to employees, pending settlement of wage revision.

5. Provisions & Contingencies

Break up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

(Rs. in crore)

	2004-05	2003-04
a) Provision for Income Tax (current tax)	2794.19	2886.55
b) Provision for Income Tax (deferred tax)	(158.54)	(429.12)
c) Provision for other taxes	(3.87)	(45.16)
d) Amount of provision made against NPA's (including write back of provision)	1403.37	5337.06
e) General provision on Standard Assets in the global loan portfolio	(74.13)	132.15
f) Depreciation in the value of investments in India	4486.01	442.33
g) Depreciation in the value of investments in Foreign Office	8.10	(7.63)
h) Others (Net of write-backs & including adhoc provision of Rs. 1120.62 crore in 2004-05 towards wage revision)	1147.21	493.51
Total	**9602.34**	**8809.69**

(Figures in brackets indicate credit)

लेखा मानकों के अनुसार प्रकटीकरण

6. **विदेशी मुद्रा में लेनदेन/रूपांतरण**

विदेशी मुद्रा दर में परिवर्तन का प्रभाव, लेखा मानक-11 (2003 में संशोधित) : वर्ष के निवल लाभ का निर्धारण समेकित विदेशी परिचालनों की आस्तियों एवं देयताओं के रुपांतरण के कारण विदेशी मुद्रा अंतर राशि को प्रभारित करने के पश्चात किया गया. गैर-समेकित विदेशी परिचालनों के मौद्रिक मदों के रुपांतरण से उत्पन्न 332.06 करोड़ रुपए के निवल विदेशी मुद्रा अंतर को विदेशी मुद्रा रुपांतरण आरक्षित निधि (अनुसूची 2) में अंतरित किया गया ।

7. **खंडवार सूचना**

7.1 **खंडवार-निर्धारण**

निम्नलिखित खंडों का अभिनिर्धारण किया गया है :

प्राथमिक

(व्यवसाय खंड)	राजकोष परिचालन बैंकिंग परिचालन गैर-बैंकिंग परिचालन

द्वितीयक

(भौगोलिक खंड)	देशी परिचालन विदेशी परिचालन

7.2 खंडवार सूचना हेतु अपनाई जानेवाली लेखा-नीतियाँ निम्नलिखित अतिरिक्त विशेषताओं के साथ समेकित वित्तीय विवरणों में अपनाई गई लेखा नीतियों के अनुसार हैं .

- राष्ट्रीय बैंकिंग समूह खंडों तथा अन्य खंडों के बीच अंतः खंडीय लेनदेनों का मूल्य-निर्धारण बाजार पर आधारित होता है. राजकोष एवं बैंकिंग खंडों के बीच के लेनदेनों के संदर्भ में निधियों के उपयोग हेतु क्षतिपूर्ति की गणना ऋणदाता खंड द्वारा वहन किए गए ब्याज एवं अन्य व्ययों के आधार पर की जाती है.
- खंड की परिचालन गतिविधियों के साथ उनके संबंध के आधार पर खंडों के लिए राजस्व एवं व्यय अभिनिर्धारित किए गए हैं.
- राजस्व एवं व्यय, जो संपूर्ण उद्यम से संबंधित हैं तथा जो यथोचित आधार पर खंडों के लिए विनियोज्य नहीं हैं, अनिर्धारित कारपोरेट राजस्व को घटाकर "अनिर्धारित व्यय" के अंतर्गत सम्मिलित किए गए हैं.

DISCLOSURES AS PER ACCOUNTING STANDARDS

6. **Foreign Exchange Transactions/Translation:**

Effects of change in Foreign Exchange rate, AS-11 (2003-revised): The net profit for the year is arrived at after charging the amount of exchange difference due to translation of monetary assets and liabilities of integral foreign operation. Net exchange difference arising on translation of monetary items of non-integral operations amounting to Rs. 332.06 crore has been transferred to Foreign Currency Translation reserve.

7. **Segmental Reporting**

7.1 **Segmental Identification**

The following segments have been identified:

PRIMARY

(Business Segment)	Treasury Operations Banking Operations Non-Banking Operations

SECONDARY

(Geographical Segment)	Domestic Operations Foreign Operations

7.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements with the following additional features.

- Pricing of inter-segment transactions between the Non Banking Operations segment and other segments are market led. In respect of transactions between treasury and banking segments, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.
- Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.
- Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis have been included under "Unallocated expenses" net of unallocated corporate revenue.

खंडवार सूचना के अंतर्गत प्रकटीकरण
DISCLOSURE UNDER SEGMENT REPORTING

क. प्राथमिक खंड
A. PRIMARY SEGMENTS

(रुपए करोड़ में)
(Rs. in crore)

व्यवसाय खंड BUSINESS SEGMENTS	बैंकिंग परिचालन Banking Operations		राजकोषीय परिचालन Treasury Operations		गैर-बैंकिंग परिचालन Non-Banking Operations		निरसन Elimination		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व REVENUE *	43289.59	40880.40	26500.04	28996.26	1275.62	838.01	17709.31	18396.21	53355.94	52318.46
परिणाम RESULT *	7299.49	2389.58	866.00	6524.03	99.20	415.94			8264.69	9329.55
अनिर्धारित व्यय Unallocated Expenses*									34.95	1157.87
परिचालन लाभ Operating Profit*									8229.74	8171.68
आयकर Income Taxes*									2631.77	2412.31
असाधारण लाभ/हानि Extra-ordinary Profit/Loss*										
निवल लाभ Net Profit*									5597.97	5759.37
अन्य सूचना Other Information #										
खंड आस्तियाँ Segment Assets #	517165.01	441664.89	288958.17	271323.82	4936.21	3970.91	188115.02	171362.96	622944.37	545596.66
अनिर्धारित आस्तियाँ Unallocated Assets #									5633.20	5299.20
कुल आस्तियाँ Total Assets #									628577.57	550895.86
खंड देयताएं Segment Liabilities	516586.32	463207.10	257861.01	223474.40	2983.35	2256.29	184130.69	167296.26	593300.0	521641.53
अनिर्धारित देयताएं Unallocated Liabilities#									2725.77	1817.91
कुल देयताएं Total Liabilities #									596025.77	523459.44

ख. द्वितीयक खंड प्रकटीकरण
B. SECONDARY SEGMENT DISCLOSURES

भौगोलिक खंड Geographical Segments	देशी परिचालन Domestic Operations		विदेशी परिचालन Foreign Operations		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व * Revenue *	51806.32	51155.26	1549.62	1163.20	53355.94	52318.46
आस्तियाँ # Assets #	597973.32	524824.20	33606.72	26071.66	628577.57	550895.86

* वर्ष 2004-05 का योग
* Total for the year 2004-05

\# 31.03.2005 को शेष
\# Balances as at 31.03-2005

8. **संबंधित पक्षों की जानकारी**

8.1. **संबंधित पक्ष**

क. सहयोगी/संयुक्त उद्यम :

1. यूटीआइ एसेट्स मैनेजमेंट कंपनी प्रा.लि.
2. क्लियरिंग कारपोरेशन ऑफ इंडिया लि.
3. पैरा 1.1 की मद ग एवं घ के अनुसार 44 क्षेत्रीय ग्रामीण बैंक
4. क्रेडिट इनफर्मेशन ब्यूरो ऑफ इंडिया लिमिटेड
5. जी ई कैपिटल बिज़नेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड
6. नेपाल एसबीआइ बैंक लिमिटेड
7. बैंक ऑफ भूटान
8. एसबीआइ होम फाइनैंस लिमिटेड

ख. बैंक के प्रमुख प्रबंधन कार्मिक :

1. श्री अरुण कुमार पुरवार, अध्यक्ष
2. श्री अशोक के. किणी, प्रबंध निदेशक
3. श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक (28.02.2005 से)
4. श्री सी. भट्टाचार्य, प्रबंध निदेशक (31.01.2005 तक)

8.2 उपर्युक्त में से निम्नलिखित संबंधित पक्ष हैं जिनके बारे में लेखा मानक 18 की शर्तों के अनुसार प्रकटीकरण करना आवश्यक है :-

- क्रेडिट इनफर्मेशन ब्यूरो आफ इंडिया लि.
- जीई कैपिटल बिज़नेस प्रोसेस मैनेजमेंट सर्विसेज़ प्रा. लि.
- एसबीआइ होम फाइनैंस लि.
- नेपाल एसबीआइ बैंक लि.
- बैंक ऑफ भूटान
- श्री अरुण कुमार पुरवार, अध्यक्ष
- श्री अशोक के. किणी, प्रबंध निदेशक
- श्री सी. भट्टाचार्य, प्रबंध निदेशक (31.01.2005 तक)
- श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक (28.02.2005 से)

आस्ति पुनर्निर्माण कंपनी में समूह हिस्सा घटकर 19.95% (15.10.2004 तक 24.50%) हो गया. वर्तमान वर्ष में इस कंपनी को संबंधित पक्ष नहीं माना गया. अन्य संबंधित पक्ष ''सरकारी नियंत्रण वाले उपक्रम'' हैं अत: लेखा मानक 18 के अनुच्छेद 9 के अनुसार प्रकटीकरण आवश्यक नहीं है. इसके अलावा, लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक एवं प्रमुख प्रबंधन कार्मिकों के संबंधियों के मामले में बैंकर-ग्राहक संबंधवाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है.

8. **Related Party Disclosures**

8.1. **Related Parties**

A. Associates/Joint Ventures:

1. UTI Asset Management Co. Pvt. Ltd.
2. Clearing Corporation of India Ltd.
3. 44 Regional Rural Banks as per para 1.1 items C & D
4. Credit Information Bureau of India Ltd.
5. GE Capital Business Process Management Services Private Ltd.
6. Nepal SBI Bank Ltd.
7. Bank of Bhutan
8. SBI Home Finance Ltd.

B. Key Management Personnel:

1. Shri A. K. Purwar, Chairman
2. Shri Ashok K. Kini, Managing Director
3. Shri T. S. Bhattacharya, Managing Director (from 28.02.2005)
4. Shri C. Bhattacharya, Managing Director (up to 31.01.2005)

8.2 Out of the above, the following are the Related Party Relationships in respect of which disclosures are required to be made in terms of AS-18:—

- Credit Information Bureau of India Ltd.
- GE Capital Business Process Management Services Pvt. Ltd.
- SBI Home Finance Ltd.
- Nepal SBI Bank Ltd.
- Bank of Bhutan
- Shri A. K. Purwar, Chairman
- Shri Ashok K. Kini, Managing Director
- Shri C. Bhattacharya, Managing Director (up to 31.01.2005)
- Shri T. S. Bhattacharya, Managing Director (from 28.02.2005)

The group stake in Asset Reconstruction Company has come down to 19.95% (24.50% up to 15.10.2004). In the current year, the entity is not treated as a Related Party. Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS 18. Further, in terms of paragraph 5 of As 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel.

(रुपए करोड़ में)

मदें/संबंधित पक्ष	सहयोगी/ संयुक्त उद्यम	प्रमुख प्रबंधन कार्मिक @	प्रमुख प्रबंधन कार्मिकों के संबंधी @	योग
उधार राशियाँ#				
जमाराशियाँ#	1770.31 (145.72)			1770.31 (145.72)
जमाराशियों का अभिनियोजन#	11.65 —			11.65 —
अग्रिम#	26.56 (10.51)			26.56 (10.51)
विनिधान#	39.97 (207.25)			39.97 (207.25)
निधि रहित प्रतिबद्धताएं*				
प्राप्त पट्टा/ किराया-खरीद व्यवस्थाएं*				
प्रदान की गई पट्टा/किराया-खरीद व्यवस्थाएं*				
अचल आस्तियों की खरीद*				
अचल आस्तियों का विक्रय*				
संदत्त ब्याज*	28.23 (0.06)			28.23 (0.06)
प्राप्त ब्याज*	11.15 (2.57)			11.15 (2.57)
सेवाएं प्रदान करना*	4.46 (0.51)			4.46 (0.51)
सेवाएं प्राप्त करना*	— (16.23)			— (16.23)
प्रबंधन संविदाएं*		0.14 (0.12)		0.14 (0.12)

(कोष्ठक में दिए गए आंकड़े 31 मार्च, 2004 के हैं)

31.03.2005 को शेष राशियाँ * वित्तीय वर्ष 2004-2005 का योग

@ ऐसे लेनदेन जो बैंकर-ग्राहक संबंध की प्रकृति के नहीं हैं.

उपर्युक्त प्रकटीकरण का प्रबंधन द्वारा अभिनिर्धारण किया गया है और लेखापरीक्षकों द्वारा इन्हें स्वीकार किया गया है.

(Rupees in crore)

Items/Related Party	Associates/ Joint Ventures	Key Management Personnel @	Relatives of Key Management Personnel @	Total
Borrowings#				
Deposits#	1770.31 (145.72)			1770.31 (145.72)
Placement of Deposits#	11.65 —			11.65 —
Advances#	26.56 (10.51)			26.56 (10.51)
Investments#	39.97 (207.25)			39.97 (207.25)
Non-funded commitments#				
Leasing/HP arrangements availed*				
Leasing/HP arrangements provided*				
Purchase of fixed assets*				
Sale of fixed assets*				
Interest paid*	28.23 (0.06)			28.23 (0.06)
Interest received*	11.15 (2.57)			11.15 (2.57)
Rendering of services*	4.46 (0.51)			4.46 (0.51)
Receiving of services*	— (16.23)			— (16.23)
Management contracts*		0.14 (0.12)		0.14 (0.12)

(Figures in brackets pertain to 31st March 2004)

Balances as at 31.03.2005 * Total for FY 2004-05.

@ Transactions which are not in the nature of banker-customer relationship.

The above disclosures are as identified by the management and relied upon by the Auditors.

9. **1.4.2001 से पट्टे पर दी गई आस्तियों की गणना लेखा मानक 19 के अनुसार की गई है.**

(रु. करोड़ में)

पट्टे में किए गए कुल सकल विनिधान		164.73 (164.73)
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य 31.3.2005 को एक वर्ष से कम 1 से 5 वर्ष तक 5 वर्ष और उससे अधिक **योग**	 31.28 (31.28) 28.91 (44.72) — (3.96) 60.19	 (79.96)
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य		10.28 (15.88)

(कोष्ठकों में दिए गए आंकड़े 2003-04 के हैं)

10. **प्रति शेयर उपार्जन**

प्रति शेयर उपार्जन की गणना निम्नानुसार की गई है :

(रु. करोड़ में)

	2004-05	**2003-04**
क. निवल लाभ (समूह)	5463.93	5531.10
ख. ईक्विटी शेयरों की भारित औसत संख्या	526298878	526298878
ग. प्रति शेयर उपार्जन (मूल एवं कम किए गए)	रु. 103.82	रु. 105.09

11. **आस्थगित कर दायित्व (डीटीएल)/आस्थगित कर आस्तियाँ (डीटीए) :**

(क) वर्ष के दौरान, आस्थगित कर आस्ति में बढ़ोतरी होने के फलस्वरूप लाभ और हानि खाते में 158.54 करोड़ रुपए (निवल) जमा किए गए है

(ख) डीटीएल और डीटीए के घटक निम्नानुसार हैं :

(रु. करोड़ में)

क. आस्थगित कर दायित्व	**2004-05**	**2003-04**
विनिधानों पर उपचित ब्याज	—	7.20
वीआरएस व्यय	—	35.74
अचल आस्तियों पर मूल्यह्रास	30.84	40.16
पट्टाकृत आस्तियों पर मूल्यह्रास	174.46	203.85
विनिधानों का मूल्यह्रास तथा परिशोधन	177.65	46.37
प्रतिभूतियों के लेनदेन से संबंधित प्रावधान	66.67	126.67
अन्य	0.08	0.78
कुल	**449.70**	**460.77**

9. **Assets given on lease with effect from 1.4.2001 accounted for as per Accounting Standard 19.**

(Rs. in crore)

Total gross investment in the leases		164.73 (164.73)
Present value of minimum lease payments receivable as on 31.3.2005 Less than 1 year 1 to 5 years 5 years and above **Total**	 31.28 (31.28) 28.91 (44.72) — (3.96)	 60.19 (79.96)
Present value of unearned finance income		10.28 (15.88)

(Figures in brackets pertain to 2003-04)

10. **Earnings per Share**

Earnings per Share has been computed as under:

(Rs. in crore)

	2004-05	**2003-04**
a. Net Profit (Group)	5463.93	5531.10
b. Weighted average number of equity shares	526298878	526298878
c. Earnings per Share (Basic and Diluted)	Rs. 103.82	Rs. 105.09

11. **Deferred Tax Liabilities (DTL) / Deferred Tax Assets (DTA):**

(a) During the year, Rs. 158.54 crore (net) has been credited to Profit and Loss Account on account of increase in Deferred Tax Asset.

(b) Components of DTA and DTL are as follows:

(Rs. in crore)

A. Deferred Tax Liability	**2004-05**	**2003-04**
Interest Accrued on Investment	—	7.20
VRS Expenses	—	35.74
Depreciation of Fixed Assets	30.84	40.16
Depreciation of leased assets	174.46	203.85
Depreciation & Amortization of Investment	177.65	46.37
Provision relating to securities transactions	66.67	126.67
Others	0.08	0.78
Total	**449.70**	**460.77**

ख. आस्थगित कर आस्ति	2004-05	2003-04
अलाभकारी आस्तियों के लिए किया गया प्रावधान	623.13	734.96
वेतन-संशोधन हेतु प्रावधान	474.23	143.50
अन्य	157.01	81.49
योग	**1254.37**	**959.95**

B. Deferred Tax Asset	2004-05	2003-04
Provision made against NPAs	623.13	734.96
Provision for wage revision	474.23	143.50
Others	157.01	81.49
Total	**1254.37**	**959.95**

ग. निवल आस्थगित कर आस्ति (क-ख)	804.67	499.18

C. Net Deferred Tax Asset (B – A)	804.67	499.18

12. लेखा मानक 27 के अनुसार प्रकटीकरण: Disclosures as per Accounting Standard 27:

लेखा मानक 27 की अपेक्षानुसार संयुक्तरुप से नियंत्रित कंपनी में समूह के हितों से संबंधित आस्तियों, देयताओं एवं आय व व्यय की कुल राशि को निम्नानुसार प्रकट किया गया है :

As required by AS-27 the aggregate amount of the assets, liabilities, income and expenses related to the Group's interest in jointly controlled entities are disclosed as under:

(रु. करोड़ में)
(Rs. In crore)

12.1 संयुक्त उद्यमों में बैंक का हित : Bank's interest in Joint Ventures:

पूँजी और दायित्व Capital & Liabilities	2004-05	2003-04	Assets आस्तियाँ	2004-05	2003-04
पूँजी और आरक्षितियाँ Capital & Reserves	442.19	283.03	भारतीय रिज़र्व बैंक के पास नकदी एवं शेष राशियाँ Cash & Balances with RBI	16.23	11.00
जमाराशियाँ Deposits	7.09	शून्य NIL	बैंकों के पास जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्राप्त धन Balances with Banks and Money at Call and Short Notice	60.43	103.66
उधार राशियाँ Borrowings	563.30	397.03	विनिधान Investments	847.86	285.27
अन्य दायित्व एवं उपबंध Other Liabilities & Provisions	682.24	265.41	अग्रिम Advances	661.90	491.11
			अचल आस्तियाँ Fixed Assets	15.86	15.21
			अन्य आस्तियाँ Other Assets	92.54	39.22
योग Total	**1694.82**	**945.47**	**योग Total**	**1694.82**	**945.47**

	2004-05	2003-04
आकस्मिक दायित्व	0.32 करोड़ रुपए	1.32 करोड़ रुपए
पूँजी प्रतिबद्धताएं	2.87 करोड़ रुपए	1.26 करोड़ रुपए

	2004-05	2003-04
Contingent Liabilities	Rs. 0.32 crore	Rs. 1.32 crore
Capital Commitments	Rs. 2.87 crore	Rs. 1.26 crore

ख : आय एवं व्यय

	वित्तीय वर्ष 2005	वित्तीय वर्ष 2004
I. आय		
अर्जित ब्याज	164.96	134.55
अन्य आय	591.84	133.76
कुल आय	**756.80**	**268.31**
II. व्यय		
व्यय किया गया ब्याज	22.18	17.25
परिचालन व्यय	654.61	190.91
प्रावधान एवं आकस्मिक व्यय	61.89	38.69
कुल व्यय	**738.68**	**246.85**

13. आस्तियों की अपसामान्यता:

उन आस्तियों में कोई अपसामान्यता नहीं हुई, जिन पर लेखा मानक 28 - "आस्तियों की अपसामान्यता" लागू है तथा जिसके लिए राजस्व पहचान जरूरी है.

14. लेखा मानक 29 के अनुसार प्रकटीकरण - प्रावधानों, आकस्मिक देयताओं एवं आकस्मिक आस्तियों का विवरण :

विवरण	विधिक मामले/ आकस्मिकताएं
1 अप्रैल 2004 से शेष	15.49
वर्ष के दौरान उपलब्ध	18.49
वर्ष के दौरान प्रयुक्त राशि	0.03
वर्ष के दौरान आरक्षिती	0.89
31 मार्च 2005 को शेष	33.06

15. मूल संस्था एवं अनुषंगियों के अलग-अलग वित्तीय विवरणों में प्रकट की गई अतिरिक्त सांविधिक जानकारी से समेकित वित्तीय विवरणों की सही एवं वास्तविक स्थिति किसी भी तरह प्रभावित नहीं हुई है और गैर-महत्वपूर्ण मदों से संबंधित जानकारी भारतीय सनदी लेखाकार संस्थान द्वारा जारी किए गए सामान्य स्पष्टीकरणों को ध्यान में रखते हुए समेकित वित्तीय विवरण में प्रकट नहीं की गई है.

16. पिछले वर्ष के आंकड़ों का चालू वर्ष के आंकड़ों से मिलान करने की दृष्टि से उन्हें यथावश्यक पुनर्समूहित एवं पुनर्वर्गीकृत किया गया है. जहाँ भारतीय रिज़र्व बैंक के दिशानिर्देशानुसार पहली बार प्रकटीकरण किया गया है, वहाँ पिछले वर्ष के आंकड़े नहीं दर्शाए गए हैं.

B: Income and Expenditure

	FY 2005	FY 2004
I. **Income**		
Interest Earned	164.96	134.55
Other Income	591.84	133.76
Total Income	**756.80**	**268.31**
II. **Expenditure**		
Interest Expended	22.18	17.25
Operating expenses	654.61	190.91
Provisions & Contingencies	61.89	38.69
Total Expenditure	**738.68**	**246.85**

13. Impairment of Assets:

There is no impairment to the assets to which Accounting Standard 28 - "Impairment of Assets" applies requiring any revenue recognition.

14. Disclosure as per AS 29 - Statement of Provisions, Contingent Liability & Contingent Assets:

Particulars	Legal cases/ contingencies
Balance as at 1st April 2004	15.49
Provided during the year	18.49
Amounts used during the year	0.03
Reversed during the year	0.89
Balance as at 31st March 2005	33.06

15. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statement in view of the general clarifications issued by the ICAI.

16. Previous year's figures have been regrouped and reclassified wherever necessary to make them comparable with current year's figures. In cases where disclosures have been made for the first time in terms of RBI guidelines, previous years figures have not been mentioned.

भारतीय स्टेट बैंक का 31 मार्च 2005 की स्थिति के अनुसार समेकित तुलनपत्र
STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS AT 31ST MARCH 2005

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और दायित्व CAPITAL AND LIABILITIES	अनुसूची Schedule	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
		रु. Rs	रु. Rs
पूंजी Capital	1	526,29,89	526,29,89
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	32025,49,94	26910,11,63
अल्पांश ब्याज Minority Interest	2कA	1304,06,56	1011,64,50
जमाराशियाँ Deposits	3	506105,27,79	435433,33,10
उधार Borrowings	4	22929,47,45	17373,87,10
अन्य दायित्व और उपबंध Other Liabilities and Provisions	5	65686,95,45	69640,59,70
	योग TOTAL	**628577,57,08**	**550895,85,92**

आस्तियाँ ASSETS	अनुसूची Schedule	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and Balances with Reserve Bank of India	6	25615,82,57	26376,80,44
बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice ...	7	25341,21,48	25672,78,98
विनिधान Investments	8	261962,00,45	248545,61,19
अग्रिम Advances	9	286986,55,31	222672,43,50
अचल आस्तियाँ Fixed Assets	10	3573,57,25	3530,65,86
अन्य आस्तियाँ Other Assets	11	25098,40,02	24097,55,95
	योग TOTAL	**628577,57,08**	**550895,85,92**
समाश्रित दायित्व Contingent Liabilities	12	201746,08,35	153448,28,49
संग्रहण के लिए बिल Bills for Collection		31689,53,65	24977,72,71

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी — 10 रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital — 100,00,00,000 shares of Rs. 10/- each	1000,00,00	1000,00,00
निर्गमित, अभिदत्त और संदत्त पूंजी — 52,62,98,878 शेयर — प्रत्येक शेयर 10 रुपए का (पिछले वर्ष 52,62,98,878 शेयर — प्रत्येक शेयर 10 रुपए का) Issued, Subscribed and Paid-up Capital — 52,62,98,878 shares of Rs.10/- each (Previous year 52,62,98,878 shares of Rs. 10 each).	526,29,89	526,29,89
योग TOTAL	526,29,89	526,29,89

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)		31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	14330,60,55		12878,72,50	
वर्ष के दौरान परिवर्धन Additions during the year	2924,95,91		1451,88,05	
वर्ष के दौरान कटौतियाँ Deductions during the year	...	17255,56,46	...	14330,60,55
II. पूंजी आरक्षितियाँ Capital Reserves #				
अथशेष Opening Balance	364,49,89		330,49,49	
वर्ष के दौरान परिवर्धन Additions during the year	270,02,01		34,00,40	
वर्ष के दौरान कटौतियाँ Deductions during the year	...	634,51,90	...	364,49,89
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	3510,57,33		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	...		...	
वर्ष के दौरान कटौतियाँ Deductions during the year	...	3510,57,33	...	3510,57,33

समेकन पर 1774251 हजार रुपए (पिछले वर्ष 1774251 हजार रुपए) पूंजी आरक्षिती शामिल है.
Includes Capital Reserve on Consolidation Rs. 1774251 thousands (Previous Year Rs. 1774251 thousands)

अनुसूची 2 — आरक्षितियाँ और अधिशेष (जारी)
SCHEDULE 2 — RESERVES & SURPLUS (Contd.)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)		31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
IV. निवेश उतार-चढ़ाव आरक्षितियाँ Investment Fluctuation Reserve				
अथशेष Opening Balance	6212,88,08		3287,43,09	
वर्ष के दौरान परिवर्धन Additions during the year	918,11,13		2925,44,99	
वर्ष के दौरान कटौतियाँ Deductions during the year	3,29,00	7127,70,21	...	6212,88,08
V. राजस्व और अन्य आरक्षितियाँ Revenue and Other Reserves				
अथशेष Opening Balance	2257,48,58		1911,74,61	
वर्ष के दौरान परिवर्धन Additions during the year	894,17,65		345,73,97	
वर्ष के दौरान कटौतियाँ Deductions during the year	...	3151,66,23	...	2257,48,58
VI. लाभ और हानि खाते में शेष Balance in Profit and Loss Account		13,41,62		234,07,20
VII. विनिमय उतार-चढ़ाव आरक्षिति Exchange Fluctuation Reserve				
अथशेष Opening Balance	...			
वर्ष के दौरान परिवर्धन Additions during the year	3320619			
वर्ष के दौरान कटौतियाँ Deductions during the year	...	3320619		
योग TOTAL		**32025,49,94**		**26910,11,63**

अनुसूची 2 क — अल्पांश ब्याज
SCHEDULE 2A — MINORITY INTEREST

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs	रु. Rs
शेयर पूंजी Share Capital	351,23,14	159,80,13
आरक्षितियाँ एवं अधिशेष Reserves & Surplus	952,83,42	851,84,37
योग TOTAL	**1304,06,56**	**1011,64,50**

अनुसूची 3 — निक्षेप
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs.	रु. Rs.
क. I. मांग निक्षेप		
A. I. Demand Deposits		
(i) बैंकों से From Banks	8461,31,36	8077,17,72
(ii) अन्य से From Others	61788,14,08	54779,08,86
II. बचत बैंक निक्षेप Savings Bank Deposits	126436,33,61	106903,93,89
III. सावधि निक्षेप Term Deposits		
(i) बैंकों से From Banks	7219,52,09	7301,29,60
(ii) अन्यों से From Others	302199,96,65	258371,83,03
योग TOTAL	**506105,27,79**	**435433,33,10**
ख. B. (i) भारत स्थित शाखाओं के निक्षेप Deposits of Branches in India	490115,03,71	425300,71,90
(ii) भारत के बाहर स्थित शाखाओं के निक्षेप Deposits of Branches outside India	15990,24,08	10132,61,20

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में उधार Borrowings in India		
(i) भारतीय रिज़र्व बैंक Reserve Bank of India	—	—
(ii) अन्य बैंक Other Banks	562,67,78	91,78,06
(iii) अन्य संस्थाएँ और अभिकरण Other Institutions and Agencies	2090,55,01	1884,94,01
II. भारत के बाहर से उधार Borrowings outside India	20276,24,66	15397,15,03
योग TOTAL (I और and II)	**22929,47,45**	**17373,87,10**
ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above	**1732,87,84**	**3007,88,49**

अनुसूची 5 — अन्य दायित्व और उपबंध
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	11906,02,40	20312,93,99
II.	अंतर-बैंक समायोजन Inter-Bank adjustments	—	222,68,84
III.	अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	19022,34,34	7359,48,11
IV.	प्रोद्भूत ब्याज Interest accrued	11838,93,72	19996,21,29
V.	गौण बांड/ऋण Subordinated Bonds/Debt	5089,84,23	4373,51,26
VI.	आस्थगित कर दायित्व Deferred Tax Liabilities	35,33,71	41,96,40
VII.	अन्य (इसमें उपबंध सम्मिलित हैं) Others (including provisions)	17794,47,05	17333,79,81
	योग TOTAL	**65686,95,45**	**69640,59,70**

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और अतिशेष
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1795,65,36	1647,51,18
II.	भारतीय रिज़र्व बैंक में अतिशेष Balances with Reserve Bank of India		
	(i) चालू खाते में In Current Account	23470,17,21	24554,29,26
	(ii) अन्य खातों में In Other Accounts	350,00,00	175,00,00
	योग TOTAL	**25615,82,57**	**26376,80,44**

अनुसूची 7 — बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में अतिशेष Balances with banks		
(क) चालू खाते में (a) In Current Account	—	—
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	3805,44,75	3247,23,29
(ii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice		
(क) बैंकों में (a) With banks	13941,31,55	13426,64,68
(ख) अन्य संस्थाओं में (b) With Other Institutions	125,00,00	—
योग TOTAL	**17871,76,30**	**16673,87,97**
II. भारत के बाहर Outside India		
(i) चालू खाते में In Current Account	1491,45,21	2574,21,89
(ii) अन्य जमा खातों में In Other Deposit Accounts	1752,45,68	283,05,68
(iii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	4225,54,29	6141,63,44
योग TOTAL	**7469,45,18**	**8998,91,01**
कुल योग GRAND TOTAL (I और and II)	**25341,21,48**	**25672,78,98**

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in		
(i) सरकारी प्रतिभूतियाँ Government Securities	232283,06,84	216054,69,45
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other Approved Securities	4727,39,84	5363,20,04
(iii) शेयर Shares	1467,72,04	1146,41,81
(iv) डिबेंचर और बांड Debentures and Bonds	15707,84,87	19011,82,93
(v) अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures	—	—
(vi) सहयोगी Associates	234,35,36	168,99,49
(vii) अन्य (यूनिटें आदि) Others (Units, etc.)	2687,66,78	2674,83,84
योग TOTAL	**257108,05,73**	**244419,97,56**
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government Securities (including local authorities)	767,23,26	424,87,86
(ii) विदेश स्थित अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures	—	—
(iii) सहयोगी Associates	38,90,77	36,28,06
(iv) अन्य (शेयर, डिबेंचर आदि) Other Investments (Shares, Debentures, etc.)	4047,80,69	3664,47,71
योग TOTAL	**4853,94,72**	**4125,63,63**
कुल योग GRAND TOTAL (I और and II)	**261962,00,45**	**248545,61,19**
III. भारत में विनिधान Investments in India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	261736,43,53	246359,49,51
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	4628,37,81	1939,51,94
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above)	**257108,05,72**	**244419,97,57**
IV. भारत के बाहर विनिधान Investments outside India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	4878,68,39	4165,56,44
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	24,73,66	39,92,82
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above)	**4853,94,73**	**4125,63,62**
कुल योग GRAND TOTAL (III और and IV)	**261962,00,45**	**248545,61,19**

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
		रु. Rs.	रु. Rs.
क. A.	(I) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	28294,37,84	21414,66,58
	(II) कैश क्रेडिट, ओवरड्राफ्ट और उधार Cash Credits, Overdrafts and Loans	109227,22,01	100671,67,05
	(III) सावधि उधार Term loans	149464,95,46	100586,09,87
	योग TOTAL	**286986,55,31**	**222672,43,50**
ख. B.	(I) मूर्त आस्तियों द्वारा प्रतिभूत Secured by tangible assets	212897,85,11	171667,94,24
	(II) सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Government Guarantees	12773,91,05	16489,46,47
	(III) अप्रतिभूत Unsecured	61314,79,15	34515,02,79
	योग TOTAL	**286986,55,31**	**222672,43,50**
ग. C.	(I) भारत में अग्रिम Advances in India		
	(i) प्राथमिकता प्राप्त क्षेत्र Priority Sector	92097,72,12	67995,50,21
	(ii) सार्वजनिक क्षेत्र Public Sector	31738,32,34	34129,70,22
	(iii) बैंक Banks	457,02,69	2643,05,59
	(iv) अन्य Others	137279,29,08	100890,27,01
	योग TOTAL	**261572,36,23**	**205658,53,03**
	(II) भारत के बाहर अग्रिम Advances outside India		
	(i) बैंकों से शोध्य Due from banks	1405,95,11	891,83,06
	(ii) अन्यों से शोध्य Due from others		
	(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	9190,11,39	5280,77,83
	(ख) अभिषद उधार (b) Syndicated loans	6555,75,81	5282,54,25
	(ग) अन्य (c) Others	8262,36,77	5558,75,33
	योग TOTAL	**25414,19,08**	**17013,90,47**
	कुल योग GRAND TOTAL (ग C.I और and ग C.II)	**286986,55,31**	**222672,43,50**

अनुसूची 10 — स्थिर आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)		31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. परिसर **Premises**				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1310,07,28		1288,83,25	
वर्ष के दौरान परिवर्धन Additions during the year	231,20,36		73,11,39	
वर्ष के दौरान कटौतियाँ Deductions during the year	22,81		55,73	
अद्यतन अवक्षयण Depreciation to date	511,47,00	1029,57,83	455,35,81	906,03,10
I. क. निर्माणाधीन परिसर A. Premises under Construction		126,25,98		148,71,91
II. अन्य स्थिर आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	5020,63,80		3647,55,64	
वर्ष के दौरान परिवर्धन Additions during the year	1113,50,13		1405,65,52	
वर्ष के दौरान कटौतियाँ Deductions during the year	178,42,57		37,24,33	
अद्यतन अवक्षयण Depreciation to date	3941,02,59	2014,68,77	3128,19,36	1887,77,47
III. पट्टाकृत आस्तियाँ Leased Assets				
क. पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर A. At cost as on 31st March of the preceding year	1613,88,90		1735,97,96	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	193,12,80		204,25,02	
अद्यतन अवक्षयण Depreciation to date	1024,29,85	396,46,25	945,70,85	586,02,09
ख. प्रावधानों को घटाकर चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ) B. Capital works-in-progress (Leased Assets) net of Provisions		6,58,42		2,11,29
योग TOTAL		**3573,57,25**		**3530,65,86**

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs.	रु. Rs.
(i) अंतर-बैंक शेषराशियाँ (निवल) Inter Bank balances (net)	62,25,21	—
(ii) अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	424,54,36	963,55,50
(iii) प्रोद्भूत ब्याज Interest accrued	7194,40,49	7536,95,87
(iv) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	3452,30,56	3581,21,99
(v) लेखन-सामग्री और स्टांप Stationery and stamps	106,49,23	106,29,43
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	90,29	1,14,13
(vii) आस्थगित कर आस्ति Deferred tax asset	840,01,16	541,13,64
(viii) आस्थगित राजस्व व्यय Deferred Revenue Expenditure	—	505,38,57
(ix) अन्य # Others #	13017,48,72	10861,86,82
योग TOTAL	**25098,40,02**	**24097,55,95**

समेकन पर 37,77,52 हजार रुपए (पिछले वर्ष 37,77,52 हजार रुपए) गुडविल शामिल है

Includes goodwill on consolidation Rs. 37,77,52 thousands (Previous year Rs. 37,77,52 thousands)

अनुसूची 12 — समाश्रित दायित्व
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2005 (Current Year)	31.3.2004 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2004 (Previous Year)
	रु. Rs.	रु. Rs.
I. ऋण के रूप में स्वीकार नहीं किए गए बैंक के विरुद्ध दावे Claims against the bank not acknowledged as debts	1002,76,67	955,44,21
II. अंशत: संदत्त विनिधानों के लिए दायित्व Liability for partly paid investments	55,43,13	67,49,38
III. बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	121209,31,87	90674,30,05
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	17615,56,21	13957,72,61
(ख) भारत के बाहर (b) Outside India	5769,58,62	5466,95,13
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	35270,81,34	26262,56,34
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से दायी हैं Other items for which the bank is contingently liable	20822,60,51	16063,80,77
योग TOTAL	**201746,08,35**	**153448,28,49**

31 मार्च 2005 को समाप्त वर्ष के लिए लाभ एवं हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2005

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची क्र. Schedule No.	31.3.2005 को समाप्त वर्ष year ended 31.3.2005	31.3.2004 को समाप्त वर्ष year ended 31.3.2004
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	44499,05,85	41356,14,37
अन्य आय Other Income	14	10036,64,16	11244,15,25
	योग TOTAL	**54535,70,01**	**52600,29,62**
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	24891,83,75	25472,20,28
प्रचालन व्यय Operating expenses	16	14443,54,94	12559,03,47
उपबंध और आकस्मिक व्यय Provisions and contingencies		9602,34,47	8809,69,30
	योग TOTAL	**48937,73,16**	**46840,93,05**
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		5597,96,85	5759,36,57
घटाएं : अल्पांश ब्याज Less: Minority Interest		134,04,30	228,26,50
समूह लाभ Group Profit		5463,92,55	5531,10,07
जोड़ें : समूह के देय अग्रानीत लाभ Add: Brought forward Profit attributable to the group		234,07,19	69,22,71
	योग TOTAL	**5697,99,74**	**5600,32,78**
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to Statutory Reserves		2924,95,92	1451,88,06
अन्य आरक्षितियों को अंतरण Transfer to Other Reserves		2007,99,82	3261,27,12
प्रस्तावित लाभांशों को अंतरण Transfer to Proposed Dividend		657,87,36	578,92,89
लाभांशों पर कारपोरेट कर Corporate Tax on Dividend		93,75,02	74,17,52
अतिशेष जो तुलनपत्र में आगे ले जाया गया है Balance carried over to Balance Sheet		13,41,62	234,07,19
	योग TOTAL	**5697,99,74**	**5600,32,78**

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 को समाप्त वर्ष year ended 31.3.2005	31.3.2004 को समाप्त वर्ष year ended 31.3.2004
		रु. Rs.	रु. Rs.
I.	अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	19180,62,96	16454,34,84
II.	विनिधानों पर आय Income on investments	21533,64,90	21070,18,43
III.	भारतीय रिज़र्व बैंक के अतिशेषों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	2021,29,76	2770,19,69
IV.	अन्य Others	1763,48,23	1061,41,41
	योग TOTAL	**44499,05,85**	**41356,14,37**

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2005 को समाप्त वर्ष year ended 31.3.2005	31.3.2004 को समाप्त वर्ष year ended 31.3.2004
		रु. Rs.	रु. Rs.
I.	कमीशन, विनिमय और दलाली Commission, exchange and brokerage	4795,47,68	4234,72,63
II.	विनिधानों के विक्रय पर लाभ/हानि (निवल) Profit/Loss on sale of investments (Net)	2470,83,85	4950,95,47
III.	विनिधानों के पुनर्मूल्यांकन पर लाभ/हानि (निवल) Profit/Loss on revaluation of investments (Net)	(62,33)	(20,54)
IV.	भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	(2,82,92)	(59,87)
V.	पट्टाकृत परिसंपत्तियों के विक्रय पर लाभ (निवल) Profit on sale of leased assets (Net)	1,86,23	1,17,64
VI.	विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	717,62,57	681,26,77
VII.	भारत/विदेश स्थित संयुक्त उद्यमों से प्राप्त लाभांश Dividends from Associates/Joint Ventures in India/abroad	2,37,00	52,63,59
VIII.	पट्टा आय Lease income		
	(क/a) पट्टा प्रबंधन शुल्क Lease management fees	—	—
	(ख/b) पट्टा किराया Lease rentals	188,72,52	214,86,91
	(ग/c) पट्टा वित्तपोषण प्रभार Lease finance charges	—	(1,14,66)
	(घ/d) अतिदेय प्रभार Overdue charges	64,50	2,63,98
IX.	क्रेडिट कार्ड सदस्यता/सेवा शुल्क Credit card membership/service fees	132,66,44	64,43,19
X.	जीवन बीमा प्रीमियम Life Insurance Premium	599,29,90	166,88,84
XI.	सहयोगियों से आय का हिस्सा Share of earnings from associates	57,96,66	71,71,01
XII.	विविध आय Miscellaneous Income	1072,62,06	804,80,29
	योग TOTAL	**10036,64,16**	**11244,15,25**

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष year ended 31.3.2005	31.3.2004 को समाप्त वर्ष year ended 31.3.2004
	रु. Rs.	रु. Rs.
I. निक्षेपों पर ब्याज Interest on deposits	23324,94,79	24062,98,25
II. भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	533,50,89	267,14,08
III. अन्य Others	1033,38,07	1142,07,95
योग TOTAL	**24891,83,75**	**25472,20,28**

अनुसूची 16 — प्रचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005	31.3.2004 को समाप्त वर्ष Year ended 31.3.2004
	रु. Rs.	रु. Rs.
I. कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	8632,94,53	7955,16,66
II. भाटक, कर और रोशनी Rent, taxes and lighting	995,25,96	869,70,38
III. मुद्रण और लेखन-सामग्री Printing and stationery	230,53,87	203,11,45
IV. विज्ञापन और प्रचार Advertisement and publicity	155,57,93	112,44,54
V. अवक्षयण Depreciation		
(क) पट्टाकृत आस्तियों पर (a) Leased Assets	922,30,98	801,29,02
(ख) अन्य स्थिर आस्तियों पर (b) Other Fixed Assets	147,28,25	151,67,38
VI. निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	3,26,90	2,30,87
VII. लेखा-परीक्षकों की फीस और व्यय (इसमें शाखा लेखा-परीक्षकों की फीस और व्यय शामिल है) Auditors' fees and expenses (including branch auditors' fees and expenses)	86,08,26	77,84,20
VIII. विधि प्रभार Law charges	98,27,51	86,01,16
IX. डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones, etc.	133,08,36	128,01,56
X. मरम्मत और अनुरक्षण Repairs and maintenance	170,06,20	125,46,99
XI. बीमा Insurance	338,51,65	223,86,04
XII. आस्थगित राजस्व व्यय का परिशोधन Amortization of deferred revenue expenditure/VRS	505,38,57	498,69,49
XIII. कार्ड व्यवसाय और अन्यों से संबंधित व्यय Expenses relating to Card Business and Insurance Business	591,21,89	190,37,83
XIV. अन्य व्यय Other expenditure	1433,74,08	1133,05,90
योग TOTAL	**14443,54,94**	**12559,03,47**

भारतीय स्टेट बैंक (समेकित) STATE BANK OF INDIA (CONSOLIDATED)

31 मार्च 2005 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2005

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005	31.3.2004 को समाप्त वर्ष Year ended 31.3.2004
	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES	183,98,22	1355,22,92
ख. विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES	(1162,85,52)	(1331,29,06)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES	(434,68,67)	(1022,52,73)
घ. विनिमय घट-बढ़ नकदी प्रवाह D. EXCHANGE FLUCTUATION CASH FLOWS	321,00,60	79,75,63
नकदी एवं नकदी समतुल्य में कुल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS	(1092,55,37)	(918,83,24)
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	52049,59,42	52968,42,66
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	50957,04,05	52049,59,42

क. परिचालन कार्यकलापों से नकदी प्रवाह
A. CASH FLOW FROM OPERATING ACTIVITIES

कर पूर्व निवल लाभ Net Profit before taxes	8095,70,37	8368,21,15
समायोजन Adjustment for:		
मूल्यह्रास शुल्क Depreciation charges	1069,59,23	948,96,35
स्थिर आस्तियों के विक्रय पर (लाभ)/हानि (Profit)/ Loss on sale of fixed assets	(96,69)	(61,95)
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	1403,37,53	5347,14,00
मानक आस्तियों के लिए प्रावधान Provision for Standard Assets	(74,12,91)	131,98,65
निवेशों पर मूल्यह्रास Depreciation on Investments	4494,11,38	554,24,57
अन्य आस्तियों पर प्रावधान Provision on other assets	58,91,28	19,27,13
अन्य प्रावधान Other Provisions	1088,29,37	427,11,06
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च Deferred Revenue Expenditure written off during the year	505,38,57	428,45,40
बांड/डिबेंचर पर संदत्त ब्याज (वित्तीय गतिविधि) Interest paid on Bonds/Debentures (Financing Activity)	497,91,24	468,32,27
प्रत्यक्ष करों को घटाकर Less Direct Taxes	(2668,88,61)	(4082,61,89)
अन्य समायोजन-समेकन/विलयन समायोजन Other adjustments - Consolidation/merger adjustments	2,87,09	(311,62,22)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005	31.3.2004 को समाप्त वर्ष Year ended 31.3.2004
समायोजन Adjustment for:		
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits	70671,94,70	41361,50,97
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings	5555,60,34	5138,85,30
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments	(17944,91,45)	(23131,39,11)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances	(65717,49,35)	(37344,19,74)
अन्य देयताओं में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities	(5484,69,89)	998,78,76
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets	(1368,63,98)	2032,82,22
परिचालन कार्यकलापों से उपलब्ध निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES	**183,98,22**	**1355,22,92**
ख. विनिधान कार्यकलापों से नकदी प्रवाह		
B. CASH FLOW FROM INVESTING ACTIVITIES		
अनुषंगियों/संयुक्त उद्यमों के विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments in Joint Ventures/Associates	—	23,62,02
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	—	—
अचल आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Fixed Assets	(1162,85,52)	(1354,91,09)
विनिधान कार्यकलापों में प्रयुक्त निवल नकदी NET CASH PROVIDED BY INVESTING ACTIVITIES	**(1162,85,52)**	**(1331,29,06)**
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह		
C. CASH FLOW FROM FINANCING ACTIVITIES		
शेयर पूंजी Share Capital	—	—
अल्पांश ब्याज Minority Interest	—	—
गौण बांड निर्गम Issue of Subordinated Bonds	795,00,00	—
गौण बांड प्रतिसंदाय Repayment of Subordinated Bonds	(78,67,03)	(34,51,95)
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(497,91,24)	(468,32,27)
संदत्त लाभांश Dividends Paid	(653,10,40)	(519,68,50)
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी NET CASH PROVIDED BY FINANCING ACTIVITIES	**(434,68,67)**	**(1022,52,73)**

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005	31.3.2004 को समाप्त वर्ष Year ended 31.3.2004
घ. विनिमय घट-बढ़ नकदी प्रवाह		
D. EXCHANGE FLUCTUATION CASH FLOWS		
विदेश स्थित अनुषंगियों की आरक्षित निधियाँ Reserves of Foreign Subsidiaries		(5,15,94)
विदेश स्थित अनुषंगियों/सह उद्यमों में निवेश Investments in Subsidiaries/JVs abroad		—
विदेश में अन्य विनिधान Other Investments abraod	30,80,75	11,55,47
विदेश स्थित कार्यालयों को उधार दी गई निधियों के बाबत विनिमय घट-बढ़ Exchange fluctuation on account of funds lent to Foreign Offices	(32,51,65)	80,02,48
विदेश स्थित कार्यालयों के लाभ/हानि बाबत विनिमय घट-बढ़ Exchange fluctuation on account of profit/loss at Foreign Offices	5,97,80	(7,05,89)
अग्रिम : एसबीआइआइएमएल को सावधि ऋण Advances: Term Loan to SBIIML		—
अन्य मदें Other items	316,73,70	39,51
विनिमय घट-बढ़ से नकदी प्रवाह CASH FLOWS FROM EXCHANGE FLUCTUATION नकदी प्रवाह CASH FLOWS	**321,00,60**	**79,75,63**
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य		
E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including foreign currency notes and gold)	1647,51,18	1430,57,06
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	24729,29,26	17719,48,13
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks and Money at Call and Short Notice	25672,78,98	33818,37,46
उप-योग SUB-TOTAL	**52049,59,42**	**52968,42,66**
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य		
F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including foreign currency notes and gold)	1795,65,36	1647,51,18
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	23820,17,21	24729,29,26
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks and Money at Call and Short Notice	25341,21,48	25672,78,98
उप-योग SUB-TOTAL	**50957,04,05**	**52049,59,42**

अरुण कुमार पुरवार
(A.K. PURWAR)
अध्यक्ष
Chairman

कृते बी.एम. चतरथ एंड कंपनी
For B.M. CHATRATH & CO.
सनदी लेखाकर
Chartered Accountants

के. अशोक किणी
K. ASHOK KINI
प्रबंध निदेशक एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग)
Managing Director & Group Executive
(National Banking)

(टी. एस. भट्टाचार्य)
(T. S. BHATTACHARYA)
प्रबंध निदेशक एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)
Managing Director & Group Executive
(Corporate Banking)

(सुखप्रीत एस. सिद्धु)
(SUKHPREET S. SIDHU)
भागीदार
Partner
लेखा परीक्षक
Auditor
Membership No. 52187

कोलकाता, 20 मई, 2005
Kolkata, 20th May, 2005

समेकित वित्तीय विवरणों पर लेखा-परीक्षकों की रिपोर्ट

प्रति, भारतीय स्टेट बैंक - निदेशक बोर्ड

1. हमने **भारतीय स्टेट बैंक (बैंक)** के 31 मार्च 2005 की स्थिति के अनुसार संलग्न समेकित तुलन-पत्र और उसी तारीख को समाप्त लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण की लेखा-परीक्षा की है, जिसमें बैंक के हमें मिलाकर 14 संयुक्त लेखा-परीक्षकों द्वारा लेखा परीक्षित तथा 16 अनुषंगियों, 5 संयुक्त उद्यमों तथा 49 सहयोगियों के अन्य लेखा-परीक्षकों द्वारा लेखा-परीक्षा किए गए खाते शामिल हैं. ये वित्तीय विवरण **बैंक** प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी, अपने लेखा-परीक्षा कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

2. हमने अपना लेखा-परीक्षा-कार्य भारत में सामान्यतया स्वीकृत लेखा-परीक्षा मानकों के आधार पर किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा की योजना इस प्रकार बनाएं और निष्पादित करें, जिससे हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरण हर तरह से निर्धारित रिपोर्टिंग ढाँचे के अनुसार तैयार किए गए हैं, इसमें विषय-वस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं. लेखा-परीक्षा में राशि के समर्थन और वित्तीय विवरणों में प्रकटीकरण संबंधी साक्ष्यों की परीक्षण आधार पर जाँच सम्मिलित है. लेखा-परीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS STATE BANK OF INDIA

1. We have examined the attached consolidated Balance Sheet of State Bank of India (**the Bank**) and as at 31st March 2005, Profit and Loss Account and the Cash Flow statement for the year then ended in which are incorporated the accounts of **the Bank** audited by 14 Joint auditors including us, 16 subsidiaries, 6 joint ventures and 49 associates audited by other auditors. These financial statements are the responsibility of the management of **the Bank**. Our responsibility is to express our opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test check basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe

लेखा-परीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

3. हमने 16 अनुषंगियों, 6 संयुक्त उद्यमों और 49 सहयोगियों के वित्तीय विवरणों की लेखा-परीक्षा नहीं की है; जिनके वित्तीय विवरणों में 31 मार्च 2005 को 191471.65 करोड़ रुपए की आस्तियाँ और उसी समय समाप्त वर्ष को कुल राजस्व तथा 16649.93 करोड़ रुपए दर्शाए हैं. इन वित्तीय विवरणों की लेखा-परीक्षा अन्य लेखा-परीक्षकों द्वारा की गई है, जिनकी रिपोर्ट हमें प्रस्तुत की गई है और जहां तक अन्य इकाइयों के संबंध में शामिल राशियों का सवाल है, उनके बारे में हमारा अभिमत पूर्ण रूप से अन्य लेखा-परीक्षकों द्वारा प्रस्तुत रिपोर्ट पर आधारित है.

4. हम रिपोर्ट करते हैं कि बैंक द्वारा समेकित वित्तीय विवरण, भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा-मानकों की अपेक्षाओं और भारतीय रिज़र्व बैंक की अपेक्षाओं के अनुसार तथा समेकित वित्तीय विवरणों में शामिल **बैंक** और उसकी 16 अनुषंगियों, 6 संयुक्त उद्यमों तथा 49 सहयोगियों के अलग से लेखा-परीक्षा किए गए वित्तीय विवरणों के आधार पर तैयार किए गए हैं.

5. हमें प्रदान की गई जानकारी और स्पष्टीकरणों के आधार पर और **बैंक** तथा इसकी पूर्वोक्त अनुषंगियों, संयुक्त उद्यमों तथा सहयोगियों में से प्रत्येक के लेखा परीक्षित वित्तीय विवरणों की अलग से प्रस्तुत लेखा-परीक्षा रिपोर्टों को ध्यान में रखते हुए हमारा अभिमत है कि :

   (क) समेकित तुलन पत्र, **बैंक** के 31 मार्च 2005 तक के समेकित कार्यकलापों की सही एवं वास्तविक स्थिति प्रस्तुत करता है;

that our audit provides a reasonable basis for our opinion.

3 We did not audit the financial statements of 16 subsidiaries, 6 joint ventures and 49 associates whose financial statements reflect total assets of Rs. 191471.65 crore as at 31st March 2005 and total revenue of Rs. 16649.93 crore. These financial statements have been audited by other auditors whose reports have been furnished to us, and in our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

4 We report that the consolidated financial statements have been prepared by the Bank in accordance with the requirement of Accounting Standards issued by the Institute of Chartered Accountants of India and the requirements of the Reserve Bank of India and on the basis of the separate audited financial statements of **the Bank** and its 16 subsidiaries, 6 joint ventures and 49 associates included in the consolidated financial statements.

5 On the basis of the information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of **the Bank** and its aforesaid subsidiaries, joint ventures and associates, we are of the opinion that :

   a. the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of **the Bank** as at 31st March 2005;

(ख) समेकित लाभ एवं हानि खाता, **बैंक** के समेकित परिणामों का सही एवं वास्तविक चित्र प्रस्तुत करता है;

(ग) नकदी प्रवाह विवरण, **बैंक** के वर्ष भर के समेकित नकदी प्रवाहों का सही एवं वास्तविक चित्र प्रस्तुत करता है.

कृते बी. एम. चतरथ एंड कंपनी
सनदी लेखाकार

सुखप्रीत एस. सिद्धु
(भागीदार)
सदस्यता क्रमांक : 52187

स्थान : कोलकाता
दिनांक : 20 मई 2005

b. the consolidated profit and loss account gives a true and fair view of the consolidated results of **the Bank**; and

c. the cash flow statement gives a true and fair view of the Consolidated cash flows for the year of **the Bank.**

For B. M. CHATRATH & Co.
Chartered Accountants

Sukhpreet S. Sidhu
(Partner)
Membership : 52187

Place : Kolkata
Dated : 20th May 2005

इंटरनेट पर बैंक से संपर्क करें / Visit the Bank's site at www.sbi.co.in, www.statebankofindia.com

भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, कारपोरेट केंद्र, मुंबई - 400021 द्वारा प्रकाशित.
Issued by the State Bank of India, Shares and Bonds Department, Corporate Centre, Mumbai - 400021.

इन्फोमीडिया इंडिया लि. द्वारा मुद्रित.
Printed at Infomedia India Ltd.

